NOTICES OF SPECIAL MEETINGS

and

NOTICE OF ORIGINATING APPLICATION

and

JOINT MANAGEMENT INFORMATION CIRCULAR AND PROXY STATEMENT

with respect to, among other things, the proposed

BUSINESS COMBINATION

involving

PROVIDENT ENERGY LTD.

and

PEMBINA PIPELINE CORPORATION

February 17, 2012

These materials are important and require your immediate attention. They require shareholders of Provident Energy Ltd. and Pembina Pipeline Corporation to make important decisions. If you are in doubt as to how to make such decisions please contact your financial, legal, tax or other professional advisors. If you are a holder of common shares of Provident Energy Ltd. or Pembina Pipeline Corporation and have any questions or require more information with regard to voting your common shares, please contact the joint proxy solicitation agent, Georgeson Shareholder Communications Canada, Inc., at its North American toll-free numbers (for Provident Shareholders 1-866-656-4123 or, for Pembina Shareholders, 1-888-605-8413) or by email at askus@georgeson.com.

APPENDICES

APPENDIX A	–	Provident Arrangement Resolution
APPENDIX B	–	Arrangement Agreement
APPENDIX C	–	Interim Order
APPENDIX D	–	Section 191 of the ABCA
APPENDIX E	–	Provident Fairness Opinion
APPENDIX F	–	Pembina Fairness Opinion
APPENDIX G	–	Pro Forma Financial Statements

February 17, 2012

Dear Provident Shareholders:

You are invited to attend a special meeting (the "Provident Meeting") of holders ("Provident Shareholders") of common shares ("Provident Shares") in the capital of Provident Energy Ltd. ("Provident") to be held in the Metropolitan Ballroom located at the Metropolitan Conference Centre, 333 - 4th Avenue S.W., Calgary, Alberta, Canada at 9:00 a.m. (Calgary time) on March 27, 2012. At the Provident Meeting, Provident Shareholders will be asked to consider and vote upon a proposed plan of arrangement (the "Arrangement") involving Provident, Provident Shareholders, Pembina Pipeline Corporation ("Pembina") and Pembina AcquisitionCo Inc., a wholly-owned subsidiary of Pembina. If you cannot attend the Provident Meeting, please complete the enclosed form of proxy and submit it as soon as possible. Pursuant to the by-laws of Provident, a quorum of Provident Shareholders is present at the Provident Meeting if two or more persons are present in either holding personally or representing as proxies not less in aggregate than 25% of the outstanding Provident Shares. Accordingly, your vote is important to Provident and we strongly encourage you to attend the Provident Meeting or submit the enclosed form of proxy.

Provident and Pembina agreed to combine their respective businesses and entered into an arrangement agreement (the "Arrangement Agreement") dated January 15, 2012, which was unanimously (other than two directors, in the case of Provident, and three directors, in the case of Pembina, who recused themselves from the process of considering the Arrangement due to potential conflicts of interest) approved by the respective boards of directors of Provident and Pembina. The Arrangement Agreement provides for, among other things, the acquisition of all of the issued and outstanding Provident Shares by Pembina. Holders of Provident Shares will receive 0.425 of a common share of Pembina ("Pembina Shares") for each Provident Share held (the "Provident Exchange Ratio") pursuant to the Arrangement. Under the Arrangement, Pembina will also assume all of the rights and obligations of Provident relating to: (i) the 5.75% convertible unsecured subordinated debentures of Provident maturing December 31, 2017, and (ii) the 5.75% convertible unsecured subordinated debentures of Provident maturing December 31, 2018 (collectively, the "Provident Debentures"). The Provident Debentures will remain outstanding following completion of the Arrangement and the conversion price of each class of Provident Debentures will be adjusted pursuant to the terms of the trust indenture governing the Provident Debentures based on the Provident Exchange Ratio.

If you have any questions, please feel free to contact our proxy solicitor, Georgeson Shareholder Communications Canada, Inc., by telephone at 1-866-656-4123 toll free in North America or by email at askus@georgeson.com.

Following closing of the Arrangement, pursuant to the terms of the trust indenture governing the Provident Debentures, Pembina is required to make an offer for the Provident Debentures at 100% of their principal values plus accrued and unpaid interest. The repurchase offer will be made within 30 days of closing of the Arrangement. Should a holder of the Provident Debentures (a "Provident Debentureholder") elect not to accept the repurchase offer, the Provident Debentures will remain outstanding until maturity subject to the terms of the trust indenture which governs them. Provident Debentureholders who convert their Provident Debentures following completion of the Arrangement will receive Pembina Shares, based on the adjusted conversion price.

Immediately following completion of the Arrangement, former Provident Shareholders are anticipated to own approximately 41% of Pembina and current holders of Pembina Shares (the "Pembina Shareholders") are anticipated to own approximately 59% of Pembina.

i

The resolution approving the Arrangement (the "Provident Arrangement Resolution") must be approved by at least 66 ⅔% of the votes cast by Provident Shareholders present in person or represented by proxy at the Provident Meeting. Completion of the Arrangement is subject to, among other things, the approval of the Provident Arrangement Resolution by Provident Shareholders, the approval of the issuance of Pembina Shares pursuant to the Arrangement by Pembina Shareholders, the approval of the Court of Queen's Bench of Alberta and the receipt of all necessary regulatory approvals.

The Pembina Shareholders are not required to approve the Arrangement itself. Rather, they will be required, pursuant to the rules of the Toronto Stock Exchange, to approve the issuance of the Pembina Shares to Provident Shareholders under the Arrangement by a simple majority of the votes cast by Pembina Shareholders present in person or represented by proxy at a meeting of Pembina Shareholders (the "Pembina Meeting").

Upon completion of the Arrangement, Pembina will continue to be led by its current executive team of Robert Michaleski as Chief Executive Officer, Michael Dilger as President and Chief Operating Officer, Peter Robertson as Vice President, Finance and Chief Financial Officer, James Watkinson as Vice President, Legal and Robert Jones as Vice President, Midstream and Marketing. In addition, certain executive officers of Provident may join the management team of Pembina following completion of the Arrangement.

If the requisite shareholder and regulatory approvals are obtained and if the other conditions to the Arrangement becoming effective are satisfied or waived, it is expected that the Arrangement will become effective on or about April 1, 2012.

On January 15, 2012, all of the directors (other than two recused directors) and senior officers of Provident, holding an aggregate of less than 1% of the outstanding Provident Shares, entered into lock-up agreements with Pembina pursuant to which they have agreed to vote in favour of the Provident Arrangement Resolution. On the same date, all of the directors (other than three recused directors) and senior officers of Pembina, holding an aggregate of less than 1% of the outstanding Pembina Shares, entered into lock-up agreements with Provident pursuant to which they have agreed to vote in favour of the issuance of Pembina Shares pursuant to the Arrangement at the Pembina Meeting.

The board of directors of Provident (the "Provident Board") has unanimously (other than two directors who recused themselves from the process of considering the Arrangement due to potential conflicts of interest) (i) determined that the Arrangement and the entry into the Arrangement Agreement are in the best interests of Provident, (ii) based upon, among other factors, a fairness opinion delivered by Provident's financial advisor, TD Securities Inc., determined that the Arrangement is fair to Provident Shareholders and Provident Debentureholders, and (iii) recommends that Provident Shareholders vote in favour of the Arrangement.

The accompanying joint management information circular and proxy statement (the "Circular") contains a detailed description of the Arrangement and the matters to be considered at the Provident Meeting and the Pembina Meeting, as well as detailed information regarding Provident and Pembina and certain pro forma financial information regarding Pembina after giving effect to the Arrangement. It also includes certain risk factors relating to the completion of the Arrangement and the potential consequences of a Provident Shareholder exchanging such holder's Provident Shares for Pembina Shares in connection with the Arrangement. Please give this material your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors.

If you are a registered Provident Shareholder (i.e. you hold a physical certificate representing your Provident Shares in your name) and are unable to attend the Provident Meeting in person, please exercise your right to vote by dating, signing and returning the accompanying form of proxy to Computershare Trust Company of Canada, Provident's transfer agent. To be valid, completed proxy forms must be dated, completed, signed and deposited with Provident's transfer agent, Computershare Trust Company of Canada, (i) by mail using the enclosed return envelope or one addressed to Computershare Trust Company of Canada, Proxy Department, 135 West Beaver Creek, P.O. Box 300, Richmond Hill, Ontario, L4B 4R5, (ii) by hand delivery to Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or (iii) by facsimile to (416) 263-9524 or 1-866-249-7775. Provident Shareholders may also vote through the internet and if you do vote through the internet, you may also appoint another person to be your proxyholder. Please go to www.investorvote.com and follow the instructions.

ii

You will require your 15-digit control number found on your proxy form. Your proxy or voting instructions must be received in each case no later than 9:00 a.m. (Calgary time) on March 23, 2012 or, if the Provident Meeting is adjourned, 48 hours (excluding Saturdays and holidays) before the beginning of any adjournment of the Provident Meeting. If you are unable to attend the Provident Meeting, we encourage you to complete the enclosed form of proxy as soon as possible.

If you are a non-registered holder of Provident Shares and have received these materials from your broker or another intermediary, please complete and return the form of Voting Instruction Form or other authorization form provided to you by your broker or intermediary in accordance with the instructions provided. Failure to do so may result in your Provident Shares not being eligible to be voted at the Provident Meeting. See "Information for Beneficial Holders" in the Circular.

On behalf of the Provident Board, I would like to express our gratitude for the support our shareholders have demonstrated with respect to our decision to move forward with the proposed Arrangement. We would also like to thank Provident employees for their hard work and their support for the proposed Arrangement. We look forward to seeing you at the Provident Meeting.

Yours very truly, (signed) "Douglas J. Haughey" Douglas J. Haughey President and Chief Executive Officer Provident Energy Ltd.

iii

February 17, 2012

Dear Pembina Shareholders:

You are invited to attend a special meeting (the "Pembina Meeting") of holders ("Pembina Shareholders") of common shares ("Pembina Shares") in the capital of Pembina Pipeline Corporation ("Pembina") to be held in the Metropolitan Ballroom located at the Metropolitan Conference Centre, 333 - 4th Avenue S.W. Calgary, Alberta, Canada at 10:30 a.m. (Calgary time) on March 27, 2012. At the Pembina Meeting, Pembina Shareholders will be asked to consider and vote upon the issuance of Pembina Shares (the "Pembina Share Issuance Resolution") in connection with a proposed plan of arrangement (the "Arrangement") involving Provident Energy Ltd. ("Provident"), shareholders of Provident ("Provident Shareholders"), Pembina and Pembina AcquisitionCo Inc., a wholly-owned subsidiary of Pembina. In addition, at the Pembina Meeting, Pembina Shareholders will be asked to consider and, if deemed advisable, to approve an amendment to Pembina's articles to increase the maximum number of directors from nine to 11. This increase is necessary in order to facilitate the appointment of two of Provident's directors, Grant Billing and Jeffrey Smith, to Pembina's board of directors (the "Pembina Board") upon completion of the Arrangement and to increase Pembina's flexibility in its board succession planning process, as two of Pembina's current directors, Myron Kanik and Robert Taylor, have indicated their intention to retire from the Pembina Board at Pembina's upcoming annual shareholders' meeting. In order to ensure your vote is counted at the Pembina Meeting, please complete the enclosed form of proxy and submit it as soon as possible.

Pembina and Provident agreed to combine their respective businesses and entered into an arrangement agreement (the "Arrangement Agreement") dated January 15, 2012, which was unanimously (other than three directors, in the case of Pembina, and two directors, in the case of Provident, who recused themselves from the process of considering the Arrangement due to potential conflicts of interest) approved by the respective boards of directors of Pembina and Provident. The Arrangement Agreement provides for, among other things, the acquisition of all of the issued and outstanding common shares of Provident ("Provident Shares") by Pembina. Holders of Provident Shares will receive 0.425 of a Pembina Share for each Provident Share held pursuant to the Arrangement (the "Provident Exchange Ratio"). Under the Arrangement, Pembina will also assume all of the rights and obligations of Provident relating to: (i) the 5.75% convertible unsecured subordinated debentures of Provident maturing December 31, 2017, and (ii) the 5.75% convertible unsecured subordinated debentures of Provident maturing December 31, 2018 (collectively, the "Provident Debentures"). The Provident Debentures will remain outstanding following completion of the Arrangement and the conversion price of each class of Provident Debentures will be adjusted pursuant to the terms of the trust indenture governing the Provident Debentures based on the Provident Exchange Ratio.

If you have any questions, please feel free to contact our proxy solicitor, Georgeson Shareholder Communications Canada, Inc., by telephone at 1-888-605-8413 toll free in North America or by email at askus@georgeson.com.

Immediately following completion of the Arrangement, former Provident Shareholders are anticipated to own approximately 41% of Pembina and current Pembina Shareholders are anticipated to own approximately 59% of Pembina.

Pembina Shareholders are not required to approve the Arrangement itself. However, they are required, pursuant to the rules of the Toronto Stock Exchange, to approve the Pembina Share Issuance Resolution. Completion of the Arrangement is subject to, among other things, the approval by Pembina Shareholders of the Pembina Share Issuance Resolution, approval of the Arrangement at a special meeting of Provident Shareholders ("Provident Meeting"), approval of the Court of Queen's Bench of Alberta and receipt of all necessary regulatory approvals. The Pembina Share Issuance Resolution must be approved by a majority of the votes cast by the Pembina Shareholders present in person or represented by proxy at the Pembina Meeting. If the Pembina Share Issuance Resolution is not approved at the Pembina Meeting, the Arrangement will not be completed.

iv

If the requisite shareholder and regulatory approvals are obtained and if the other conditions to the Arrangement becoming effective are satisfied or waived, it is expected that the Arrangement will become effective on or about April 1, 2012.

On January 15, 2012, all of the directors (other than three recused directors) and senior officers of Pembina, holding an aggregate of less than 1% of the outstanding Pembina Shares, entered into lock-up agreements with Provident pursuant to which they have agreed to vote in favour of the Pembina Share Issuance Resolution. On the same date, all of the directors (other than two recused directors) and senior officers of Provident, holding an aggregate of less than 1% of the outstanding Provident Shares, entered into lock-up agreements with Pembina pursuant to which they have agreed to vote in favour of the Arrangement at the Provident Meeting.

The Pembina Board has unanimously (other than three directors who recused themselves from the process of considering the Arrangement due to potential conflicts of interest) (i) determined that the participation of Pembina in the Arrangement and the entry into the Arrangement Agreement are in the best interests of Pembina, (ii) based upon, among other factors, a fairness opinion delivered by Pembina's financial advisor, Scotia Waterous Inc., determined that the Arrangement is fair to Pembina Shareholders, and (iii) recommends that Pembina Shareholders vote in favour of the Pembina Share Issuance Resolution.

Upon completion of the Arrangement, Pembina will continue to be led by its current executive team of Robert Michaleski as Chief Executive Officer, Michael Dilger as President and Chief Operating Officer, Peter Robertson as Vice President, Finance and Chief Financial Officer, James Watkinson as Vice President, Legal and Robert Jones as Vice President, Midstream and Marketing. In addition, certain executive officers of Provident may join the management team of Pembina following completion of the Arrangement.

The accompanying joint management information circular and proxy statement (the "Circular") contains a detailed description of the Arrangement and the matters to be considered at the Pembina Meeting and the Provident Meeting, as well as detailed information regarding Pembina and Provident and certain pro forma financial information regarding Pembina after giving effect to the Arrangement. It also includes certain risk factors relating to the completion of the Arrangement and the other transactions described in the Circular. Please give this material your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors. Please complete and deliver the enclosed applicable form of proxy in order to ensure your representation at the Pembina Meeting.

To be represented at the Pembina Meeting, you must either attend the Pembina Meeting in person or complete and sign the applicable enclosed form of proxy. If you are a registered Pembina Shareholder (i.e. you hold a physical share certificate representing your Pembina Shares in your name) and are unable to attend the Pembina Meeting in person, please exercise your right to vote by dating, signing and returning the accompanying form of proxy to Computershare Trust Company of Canada, Pembina's transfer agent. To be valid, completed proxy forms must be dated, completed, signed and deposited with Pembina's transfer agent, Computershare Trust Company of Canada, (i) by mail using the enclosed return envelope or one addressed to Computershare Trust Company of Canada, Proxy Department, 135 West Beaver Creek, P.O. Box 300, Richmond Hill, Ontario, L4B 4R5, (ii) by hand delivery to Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or (iii) by facsimile to (416) 263-9524 or 1-866-249-7775. You may also vote through the internet and if you vote through the internet, you may also appoint another person to be your proxyholder. Please go to www.investorvote.com and follow the instructions. You will require your 15-digit control number found on your proxy form. Your proxy or voting instructions must be received in each case no later than 10:30 a.m. (Calgary time) on March 23, 2012 or, if the Pembina Meeting is adjourned, 48 hours (excluding Saturdays and holidays) before the beginning of any adjournment of the Pembina Meeting. If you are unable to attend the Pembina Meeting, we encourage you to complete the enclosed form of proxy as soon as possible.

If you are a non-registered holder of Pembina Shares and have received these materials from your broker or another intermediary, please complete and return the form of proxy or other authorization form provided to you by your broker or intermediary in accordance with the instructions provided. Failure to do so may result in your Pembina Shares not being eligible to be voted at the Pembina Meeting. See "Information for Beneficial Holders" in the Circular.

v

On behalf of the Pembina Board, I would like to express our gratitude for the support our shareholders have demonstrated with respect to our decision to move forward with the proposed business combination with Provident. We look forward to seeing you at the Pembina Meeting.

Yours very truly, (signed) "R.B. Michaleski" R.B. Michaleski President and Chief Executive Officer Pembina Pipeline Corporation

vi

PROVIDENT ENERGY LTD.

NOTICE OF SPECIAL MEETING OF PROVIDENT SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the "Provident Meeting") of the holders ("Provident Shareholders") of common shares ("Provident Shares") of Provident Energy Ltd. ("Provident") will be held on March 27, 2012 in the Metropolitan Ballroom located at the Metropolitan Conference Centre, 333 - 4th Avenue S.W., Calgary, Alberta, at 9:00 a.m. (Calgary time) for the following purposes:

1.	to consider, pursuant to an interim order (the "Interim Order") of the Court of Queen's Bench of Alberta dated February 17, 2012, and, if deemed advisable, to approve, with or without variation, a special resolution (the "Provident Arrangement Resolution"), the full text of which is set forth in Appendix A to the accompanying joint management information circular and proxy statement dated February 17, 2012 (the "Circular"), to approve a plan of arrangement (the "Arrangement") under Section 193 of the Business Corporations Act (Alberta) (the "ABCA") involving Provident, Provident Shareholders, Pembina Pipeline Corporation ("Pembina") and Pembina AcquisitionCo Inc., a wholly-owned subsidiary of Pembina, whereby, among other things, Provident Shareholders will receive 0.425 of a common share of Pembina for each Provident Share held, all as more particularly described in the Circular; and
2.	to transact such further and other business as may properly be brought before the Provident Meeting or any adjournment(s) or postponement(s) thereof.

Specific details of the matters to be put before the Provident Meeting are set forth in the Circular.

The board of directors of Provident unanimously (other than two directors who have recused themselves from the process of considering the Arrangement due to potential conflicts of interest) recommends that Provident Shareholders vote in favour of the Provident Arrangement Resolution. It is a condition to the completion of the Arrangement that the Provident Arrangement Resolution be approved at the Provident Meeting.

The full text of the plan of arrangement implementing the Arrangement is attached as Schedule A to the arrangement agreement dated January 15, 2012 between Provident and Pembina, which is attached as Appendix B to the Circular. The Interim Order is attached as Appendix C to the Circular.

Each Provident Share entitled to be voted in respect of the Provident Arrangement Resolution at the Provident Meeting will entitle the holder to one vote at the Provident Meeting. The Provident Arrangement Resolution must be approved by at least 66 ⅔% of the votes cast by Provident Shareholders present in person or represented by proxy at the Provident Meeting.

The record date (the "Provident Record Date") for determination of Provident Shareholders entitled to receive notice of and to vote at the Provident Meeting is the close of business on February 14, 2012. Only Provident Shareholders whose names have been entered in the register of holders of Provident Shares, on the close of business on the Provident Record Date, will be entitled to receive notice of and to vote at the Provident Meeting, provided that, to the extent that a Provident Shareholder transfers the ownership of any Provident Shares after the Provident Record Date and the transferee of those Provident Shares establishes ownership of such Provident Shares and demands, not later than ten (10) days before the Provident Meeting, to be included in the list of Provident Shareholders eligible to vote at the Provident Meeting, such transferee will be entitled to vote those Provident Shares at the Provident Meeting.

Registered Provident Shareholders may attend the Provident Meeting in person or may be represented by proxy. If you are a registered Provident Shareholder and are unable to attend the Provident Meeting in person, please exercise your right to vote by dating, signing and returning the accompanying form of proxy to Computershare Trust Company of Canada, Provident's transfer agent. To be valid, completed proxy forms must be dated, completed, signed and deposited with Provident's transfer agent, Computershare Trust Company of Canada, (i) by mail using the enclosed return envelope or one addressed to Computershare Trust Company of Canada, Proxy Department, 135 West Beaver Creek, P.O. Box 300, Richmond Hill, Ontario, L4B 4R5, (ii) by hand delivery to Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or (iii) by facsimile to (416) 263-9524 or 1-866-249-7775. You may also vote through the internet and if you do vote through the internet, you may also appoint another person to be your proxyholder. Please go to www.investorvote.com and follow the instructions. You will require your 15-digit control number found on your proxy form. Your proxy or voting instructions must be received in each case no later than 9:00 a.m. (Calgary time) on March 23, 2012 or, if the Provident Meeting is adjourned, 48 hours (excluding Saturdays and holidays) before the beginning of any adjournment of the Provident Meeting. If you are unable to attend the Provident Meeting, we encourage you to complete the enclosed form of proxy as soon as possible. If a Provident Shareholder receives more than one form of proxy because such holder owns Provident Shares registered in different names or addresses, each form of proxy should be completed and returned. The Chairman of the Provident Meeting shall have the discretion to accept all, but not less than all, valid proxies received after the foregoing deadline and prior to the Provident Meeting.

vii

A proxyholder has discretion under the accompanying form of proxy in respect of amendments or variations to matters identified in this Notice and with respect to other matters which may properly come before the Provident Meeting, or any adjournment thereof. As of the date hereof, management of Provident knows of no amendments, variations or other matters to come before the Provident Meeting other than the matters set forth in this Notice. Provident Shareholders who are planning on returning the form of proxy are encouraged to review the Circular carefully before submitting the proxy form.

It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote in favour of the Provident Arrangement Resolution.

Pursuant to the Interim Order, registered holders of Provident Shares have been granted the right to dissent with respect to the Provident Arrangement Resolution and, if the Arrangement becomes effective, to be paid the fair value of their Provident Shares in accordance with the provisions of Section 191 of the ABCA, as modified by the Interim Order. A Provident Shareholder's right to dissent is more particularly described in the Circular and in the Interim Order and the text of Section 191 of the ABCA, which are set forth in Appendices C and D, respectively, to the accompanying Circular. To exercise such right, a dissenting Provident Shareholder must send to Provident, c/o Norton Rose Canada LLP, Suite 3700, 400 – 3rd Avenue S.W., Calgary, Alberta, T2P 4H2, Attention: Jack C. MacGillivray, a written objection to the Provident Arrangement Resolution, which written objection must be received by 5:00 p.m. (Calgary time) on March 23, 2012 or the last business day immediately preceding the date of any adjournment of the Provident Meeting.

Failure to strictly comply with the requirements set forth in Section 191 of the ABCA, as modified by the Interim Order, may result in the loss of any right of dissent. Persons who are beneficial owners of Provident Shares registered in the name of a broker, dealer, bank, trust company or other nominee who wish to dissent should be aware that only the registered holders of such Provident Shares are entitled to dissent. Accordingly, a beneficial owner of Provident Shares desiring to exercise the right of dissent must make arrangements for the Provident Shares beneficially owned by such holder to be registered in the holder's name prior to the time the written objection to the Provident Arrangement Resolution is required to be received by Provident or, alternatively, make arrangements for the registered Provident Shareholder of such Provident Shares to dissent on behalf of the beneficial holder. It is strongly suggested that any Provident Shareholders wishing to dissent seek independent legal advice, as the failure to comply strictly with the provisions of the ABCA, as modified by the Interim Order, may prejudice such shareholder's right to dissent.

Dated at Calgary, Alberta, this 17th day of February, 2012.

BY ORDER OF THE BOARD OF DIRECTORS OF PROVIDENT ENERGY LTD. (signed) "Douglas J. Haughey" Douglas J. Haughey President and Chief Executive Officer Provident Energy Ltd.

viii

PEMBINA PIPELINE CORPORATION

NOTICE OF SPECIAL MEETING OF PEMBINA SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the "Pembina Meeting") of the holders ("Pembina Shareholders") of common shares ("Pembina Shares") of Pembina Pipeline Corporation ("Pembina") will be held on March 27, 2012 in the Metropolitan Ballroom located at the Metropolitan Conference Centre, 333 - 4th Avenue S.W., Calgary, Alberta, at 10:30 a.m. (Calgary time) for the following purposes:

3.	to consider and, if deemed advisable, to approve, with or without variation, an ordinary resolution, approving the issuance of up to 130,000,000 Pembina Shares pursuant to a plan of arrangement under Section 193 of the Business Corporations Act (Alberta) (the "Arrangement") involving Provident Energy Ltd. ("Provident"), holders of common shares of Provident, Pembina and Pembina AcquisitionCo Inc., a wholly-owned subsidiary of Pembina (the "Pembina Share Issuance Resolution") and in accordance with the terms of an arrangement agreement dated January 15, 2012 between Pembina and Provident, as more particularly described in the accompanying joint management information circular and proxy statement dated February 17, 2012 (the "Circular");
4.	to consider, and if deemed advisable, to approve by special resolution, an amendment to Pembina's articles to increase the maximum number of directors of Pembina from nine to 11, as more particularly described in the Circular (the "Maximum Number of Directors Resolution"); and
5.	to transact such further and other business as may properly be brought before the Pembina Meeting or any adjournment(s) or postponement(s) thereof.

Specific details of the matters to be put before the Pembina Meeting are set forth in the Circular.

If the Pembina Share Issuance Resolution is not approved by the Pembina Shareholders at the Pembina Meeting, the Arrangement cannot be completed. The Arrangement is not conditional on the approval of the Maximum Number of Directors Resolution by the Pembina Shareholders.

The board of directors of Pembina unanimously (other than three directors who have recused themselves from the process of considering the Arrangement due to potential conflicts of interest) recommends that Pembina Shareholders vote in favour of the Pembina Share Issuance Resolution. It is a condition to the completion of the Arrangement that the Pembina Share Issuance Resolution be approved at the Pembina Meeting. The board of directors of Pembina unanimously recommends that Pembina Shareholders vote in favour of the Maximum Number of Directors Resolution.

Each Pembina Share entitled to be voted in respect of the Pembina Share Issuance Resolution will entitle the holder to one vote at the Pembina Meeting. The Pembina Share Issuance Resolution must be approved by a majority of the votes cast by the Pembina Shareholders present in person or represented by proxy at the Pembina Meeting. The Maximum Number of Directors Resolution is a special resolution and must be approved by 66 ⅔% of the votes cast on the resolution by Pembina Shareholders present in person or represented by proxy at the Pembina Meeting.

The record date (the "Pembina Record Date") for determination of Pembina Shareholders entitled to receive notice of and to vote at the Pembina Meeting is the close of business on February 14, 2012. Only Pembina Shareholders whose names have been entered in the register of holders of Pembina Shares, on the close of business on the Pembina Record Date, will be entitled to receive notice of and to vote at the Pembina Meeting, provided that, to the extent that a Pembina Shareholder transfers the ownership of any Pembina Shares after the Pembina Record Date and the transferee of those Pembina Shares establishes ownership of such Pembina Shares and demands, not later than two (2) days before the Pembina Meeting, to be included in the list of Pembina Shareholders eligible to vote at the Pembina Meeting, such transferee will be entitled to vote those Pembina Shares at the Pembina Meeting.

ix

Registered Pembina Shareholders may attend the Pembina Meeting in person or may be represented by proxy. Pembina Shareholders who are unable to attend the Pembina Meeting or any adjournments thereof in person are requested to date, sign and return the accompanying applicable form of proxy for use at the Pembina Meeting or any adjournment thereof. To be valid, completed proxy forms must be dated, completed, signed and deposited with Pembina's transfer agent, Computershare Trust Company of Canada, (i) by mail using the enclosed return envelope or one addressed to Computershare Trust Company of Canada, Proxy Department, 135 West Beaver Creek, P.O. Box 300, Richmond Hill, Ontario, L4B 4R5, (ii) by hand delivery to Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or (iii) by facsimile to (416) 263-9524 or 1-866-249-7775. You may also vote through the internet and if you vote through the internet, you may also appoint another person to be your proxyholder. Please go to www.investorvote.com and follow the instructions. You will require your 15-digit control number found on your proxy form. Your proxy or voting instructions must be received in each case no later than 10:30 a.m. (Calgary time) on March 23, 2012 or, if the Pembina Meeting is adjourned, 48 hours (excluding Saturdays and holidays) before the beginning of any adjournment of the Pembina Meeting. If a Pembina Shareholder receives more than one form of proxy because such holder owns Pembina Shares registered in different names or addresses, each form of proxy should be completed and returned. The Chairman of the Pembina Meeting shall have the discretion to accept all, but not less than all, valid proxies received after the foregoing deadline and prior to the Pembina Meeting.

A proxyholder has discretion under the accompanying applicable form of proxy in respect of amendments or variations to matters identified in this Notice and with respect to other matters which may properly come before the Pembina Meeting, or any adjournment thereof. As of the date hereof, management of Pembina knows of no amendments, variations or other matters to come before the Pembina Meeting other than the matters set forth in this Notice. Pembina Shareholders who are planning on returning the form of proxy are encouraged to review the Circular carefully before submitting the proxy form.

It is the intention of the persons named in the enclosed applicable form of proxy, if not expressly directed to the contrary in such form of proxy, to vote in favour of the Pembina Share Issuance Resolution and the Maximum Number of Directors Resolution.

Dated at Calgary, Alberta, this 17th day of February, 2012.

BY ORDER OF THE BOARD OF DIRECTORS OF PEMBINA PIPELINE CORPORATION (signed) "R.B. Michaleski" R.B. Michaleski President and Chief Executive Officer Pembina Pipeline Corporation

x

Court File No. 1201-02007

IN THE COURT OF QUEEN'S BENCH OF ALBERTA

JUDICIAL CENTRE OF CALGARY

IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT,

R.S.A. 2000, c. B-9, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING PROVIDENT ENERGY LTD., THE HOLDERS OF COMMON SHARES OF PROVIDENT ENERGY LTD., PEMBINA PIPELINE CORPORATION AND PEMBINA ACQUISITIONCO INC.

NOTICE OF ORIGINATING APPLICATION

NOTICE IS HEREBY GIVEN that an originating application (the "Application") has been filed with the Court of Queen's Bench of Alberta, Judicial Centre of Calgary (the "Court") on behalf of Provident Energy Ltd. ("Provident") with respect to a proposed arrangement (the "Arrangement") under Section 193 of the Business Corporations Act, R.S.A. 2000, c. B-9, as amended (the "ABCA"), involving Provident, the holders of common shares of Provident (the "Provident Shareholders"), Pembina Pipeline Corporation ("Pembina") and Pembina AcquisitionCo Inc., a wholly-owned subsidiary of Pembina, which Arrangement is described in greater detail in the joint management information circular and proxy statement dated February 17, 2012 accompanying this Notice of Originating Application. At the hearing of the Application, Provident intends to seek:

6.	a declaration that the terms and conditions of the Arrangement, and the procedures relating thereto, are fair to the Provident Shareholders and other affected persons, both from a substantive and procedural perspective;
7.	an order approving the Arrangement pursuant to the provisions of Section 193 of the ABCA;
8.	an order declaring that the registered Provident Shareholders shall have the right to dissent in respect of the Arrangement pursuant to the provisions of Section 191 of the ABCA, as modified by the interim order (the "Interim Order") of the Court dated February 17, 2012;
9.	a declaration that the Arrangement will, upon the filing of Articles of Arrangement under the ABCA, be effective under the ABCA in accordance with its terms and will be binding on and after the Effective Date, as defined in the Arrangement; and
10.	such other and further orders, declarations or directions as the Court may deem just,

(collectively, the "Final Order").

AND NOTICE IS FURTHER GIVEN that the said Application is directed to be heard before a Justice of the Court, at the Calgary Court Centre, 601 - 5th Street, S.W., Calgary, Alberta, Canada, on March 27, 2012 at 2:00 p.m. (Calgary time) or as soon thereafter as counsel may be heard. Any Provident Shareholder or other interested party desiring to support or oppose the Application may appear at the time of the hearing in person or by counsel for that purpose provided such Provident Shareholder or other interested party files with the Court and serves upon Provident on or before 12:00 p.m. (Calgary time) on March 23, 2012, a notice of intention to appear (the "Notice of Intention to Appear") setting out such Provident Shareholder's or interested party's address for service and indicating whether such Provident Shareholder or interested party intends to support or oppose the Application or make submissions, together with any evidence or materials which are to be presented to the Court. Service on Provident is to be effected by delivery to its solicitors at the address set forth below.

xi

AND NOTICE IS FURTHER GIVEN that, at the hearing and subject to the foregoing, Provident Shareholders and any other interested persons will be entitled to make representations as to, and the Court will be requested to consider, the fairness of the Arrangement. If you do not attend, either in person or by counsel, at that time, the Court may approve or refuse to approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court may deem fit, without any further notice.

AND NOTICE IS FURTHER GIVEN that the Court, by the Interim Order, has given directions as to the calling and holding of a special meeting of the Provident Shareholders for the purpose of such Provident Shareholders voting upon a special resolution to approve the Arrangement and, in particular, has directed that registered Provident Shareholders have the right to dissent under the provisions of Section 191 of the ABCA, as modified by the terms of the Interim Order in respect of the Arrangement.

AND NOTICE IS FURTHER GIVEN that the Final Order approving the Arrangement will, if granted, serve as the basis for an exemption from the registration requirements of the United States Securities Act of 1933, as amended, pursuant to Section 3(a)(10) thereof, with respect to the issuance of the common shares of Pembina issuable to Provident Shareholders pursuant to the Arrangement.

AND NOTICE IS FURTHER GIVEN that further notice in respect of these proceedings will only be given to those persons who have filed a Notice of Intention to Appear.

AND NOTICE IS FURTHER GIVEN that a copy of the said Application and other documents in the proceedings will be furnished to any Provident Shareholder or other interested party requesting the same by the under-mentioned solicitors for Provident upon written request delivered to such solicitors as follows:

Solicitors for Provident:

Norton Rose Canada LLP

Suite 3700

400 – 3rd Avenue S.W.

Calgary, Alberta, T2P 4H2

Facsimile Number: (403) 264-5973

Attention: Jack C. MacGillivray

DATED at the City of Calgary, in the Province of Alberta, this 17th day of February, 2012.

BY ORDER OF THE BOARD OF DIRECTORS OF PROVIDENT ENERGY LTD. (signed) "Douglas J. Haughey" Douglas J. Haughey President and Chief Executive Officer Provident Energy Ltd.

xii

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Circular including the Summary and Appendices.

"1933 Act" means the United States Securities Act of 1933, including the rules and regulations promulgated thereunder, as amended from time to time;

"1934 Act" means the United States Securities Exchange Act of 1934, including the rules and regulations promulgated thereunder, as amended from time to time;

"ABCA" means the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9, including the regulations promulgated thereunder, as amended from time to time;

"Acquisition Proposal" means any inquiry or the making of any proposal to Provident or the Provident Shareholders from any Person or group of Persons "acting jointly or in concert" (within the meaning of Multilateral Instrument 62-104 – Take-Over Bids and Issuer Bids) which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (a) an acquisition or purchase from Provident or the Provident Shareholders of 20% or more of the voting securities of Provident or its Subsidiaries; (b) any acquisition of a substantial amount of assets (or any lease, long term supply agreement or other arrangement having the same economic effect as a purchase or sale of a substantial amount of assets) of Provident and its Subsidiaries taken as a whole; (c) an amalgamation, arrangement, merger, or consolidation involving Provident or its Subsidiaries; (d) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization or similar transaction involving Provident or its Subsidiaries; or (e) any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by the Arrangement Agreement or the Arrangement or which would or could reasonably be expected to materially reduce the benefits to Pembina under the Arrangement Agreement or the Arrangement; except that for the purpose of the definition of "Superior Proposal", the references in this definition of "Acquisition Proposal" to "20% or more of the voting securities" shall be deemed to be references to "50% or more of the voting securities", and the references to "a substantial amount of assets" shall be deemed to be references to "all or substantially all of the assets";

"AcquisitionCo" means Pembina AcquisitionCo Inc., a corporation incorporated under the ABCA and a wholly-owned subsidiary of Pembina;

"affiliate" has the meaning set forth in the Securities Act (Alberta);

"Amalco" means the corporation resulting from the Amalgamation;

"Amalco Common Shares" means the common shares in the capital of Amalco;

"Amalgamation" means the amalgamation of AcquisitionCo and Provident, pursuant to the Arrangement and under the ABCA, to form Amalco;

"Arrangement" means the arrangement involving Provident, the Provident Shareholders, Pembina and AcquisitionCo pursuant to Section 193 of the ABCA set forth in the Plan of Arrangement;

"Arrangement Agreement" means the arrangement agreement between Provident and Pembina dated January 15, 2012, providing for, among other things, the Plan of Arrangement and the Arrangement and all amendments thereto, a copy of which is attached as Appendix B to this Circular;

"Articles of Arrangement" means the articles of arrangement of Provident in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted, giving effect to the Arrangement;

"Beneficial Holders" means Shareholders who do not hold their Shares in their own name;

"Broadridge" means Broadridge Financial Solutions, Inc.;

"Business Day" means any day which is not a Saturday, Sunday or statutory holiday in the Province of Alberta;

"Canada Transportation Act" means the Canada Transportation Act, R.S.C. 1996, C. 10, as amended;

"Certificate" means the certificate which may be issued by the Registrar pursuant to subsection 193(11) of the ABCA or, if no certificate is to be issued, the proof of filing in respect of the Arrangement;

"Circular" means this joint management information circular and proxy statement dated February 17, 2012, together with all Appendices hereto, distributed to the Provident Shareholders and Pembina Shareholders, respectively, in connection with the Provident Meeting and Pembina Meeting, as the case may be;

"Commissioner" means the Commissioner of Competition appointed under subsection 7(1) of the Competition Act, or her designee;

"Competition Act" means the Competition Act, R.S.C. 1985, c. C-34, including the rules and regulations promulgated thereunder, as amended from time to time;

"Competition Tribunal" means the Competition Tribunal as established by subsection 3(1) of the Competition Tribunal Act, R.S.C. 1985, c.19 (2nd Supp.), as amended;

"Confidentiality Agreement" means the confidentiality agreement dated December 23, 2011 between Provident and Pembina;

"Court" means the Court of Queen's Bench of Alberta;

"CRA" means the Canada Revenue Agency;

"Depositary" means Computershare Investor Services Inc. or such other person as may be designated by Pembina and set out in the Provident Letter of Transmittal and Election Form;

"Dissent Rights" means the right of a registered Provident Shareholder to dissent to the Provident Arrangement Resolution and to be paid the fair value of the Provident Shares in respect of which the holder dissents, all in accordance with the Plan of Arrangement and the Interim Order;

"DRIP Eligible Shareholder" means any Provident Shareholder who is not a resident of the United States or otherwise a "U.S. person" (as that term is defined in Regulation S under the 1933 Act);

"Effective Date" means the effective date of the Arrangement, being the date shown on the Certificate;

"Effective Time" means 12:01 a.m. (Calgary time) on the Effective Date or such other time on the Effective Date as may be agreed to by Pembina and Provident;

"Environmental Laws" means, with respect to any Person or its business, activities, property, assets or undertaking, all Laws, including the common law, relating to environmental or health matters in the jurisdictions applicable to such Person or its business, activities, property, assets or undertaking, including legislation governing the use and storage of Hazardous Substances;

"Exchanges" means the TSX and, with respect to Provident, also includes the NYSE;

"Exchanging Provident Shareholders" means Provident Shareholders (other than Pembina) who at all relevant times are not Non-Resident Shareholders who elect, in the Provident Letter of Transmittal and Election Form, to be treated as Exchanging Provident Shareholders under the Arrangement;

2

"Final Order" means the final order of the Court approving the Arrangement pursuant to subsection 193(9)(a) of the ABCA, as such order may be amended at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed;

"GAAP" means Canadian generally accepted accounting principles as contemplated by the Handbook of the Canadian Institute of Chartered Accountants, applied on a consistent basis, and which incorporates International Financial Reporting Standards as adopted by the Canadian Accounting Standards Board for periods beginning on and after January 1, 2011;

"Governmental Entity" means any: (a) multinational, federal, provincial, territory, state, regional, municipal, local or other government or any governmental or public department, court, tribunal, arbitral body, commission, board, bureau or agency; (b) any subdivision, agent, commission, board or authority of any of the foregoing; or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"Hazardous Substances" mean any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, hazardous recyclable, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted, or identified in any Environmental Laws;

"HSR Act" means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

"Interim Order" means the interim order of the Court under subsection 193(4) of the ABCA, as the same may be amended, containing declarations and directions in respect of the notice to be given and the conduct of the Provident Meeting with respect to the Arrangement;

"Laws" means all laws, by-laws, statutes, rules, regulations, principles of law, orders, ordinances, protocols, codes, guidelines, policies, notices, directions and judgments or other requirements and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity (including any of the Exchanges) or self-regulatory authority and the term "applicable" with respect to such Laws and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a Person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities and "Laws" includes Environmental Laws;

"Material Adverse Change" or "Material Adverse Effect" means, with respect to any Person, any fact or state of facts, circumstance, change, effect, occurrence or event which: (a) either individually is or in the aggregate are, or individually or in the aggregate would reasonably be expected to be, material and adverse to the business, operations, results of operations, properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise) or condition (financial or otherwise) of such Person and its Subsidiaries, taken as a whole, except to the extent of any fact or state of facts, circumstance, change, effect, occurrence or event resulting from or arising in connection with: (i) any matter or prospective matter which has, at or prior to the date hereof, been publicly disclosed by such Person or has been disclosed in writing to the other Party as at or prior to the date hereof; (ii) any change in GAAP or changes in regulatory accounting requirements applicable to the oil, natural gas and natural gas liquids transportation, storage, processing or other midstream business (the "Relevant Business") as a whole; (iii) conditions affecting the Relevant Business as a whole, including changes in Laws (including Tax Laws); (iv) any change in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in general economic, business, regulatory, or market conditions or in national or global financial or capital markets or commodity markets; (v) any natural disaster; (vi) any changes in the trading price or trading volumes of the Pembina Shares or Provident Shares, as applicable, or any credit rating downgrade, negative outlook, watch or similar event relating to Pembina or Provident, as applicable (provided, however, that the causes underlying such changes may be considered to determine whether such causes constitute a Material Adverse Change or Material Adverse Effect); (vii) any actions taken (or omitted to be taken) at the written request of the other Party; or (viii) any action taken by the Person or any of its Subsidiaries that is required pursuant to the Arrangement Agreement (including any steps taken pursuant to the mutual covenants of the Parties provided in the Arrangement Agreement to obtain any required regulatory approvals), provided, however, that with respect to paragraphs (ii), (iii), (iv) and (v) such matter does not have a materially disproportionate effect on the Person and its Subsidiaries, taken as a whole, relative to comparable entities operating in the Relevant Business, and references in certain sections of the Arrangement Agreement to dollar amounts are not intended to be, and will not be deemed to be, illustrative or interpretative for purposes of determining whether a "Material Adverse Change" or a "Material Adverse Effect" has occurred; or (b) either individually or in the aggregate prevents, or individually or in the aggregate would reasonably be expected to prevent, the Person from performing its material obligations under the Arrangement Agreement in any material respect;

3

"Maximum Number of Directors Resolution" means the special resolution of Pembina Shareholders to be considered at the Pembina Meeting approving an amendment to Pembina's articles to increase the maximum number of directors of Pembina from nine to 11;

"Meetings" means, collectively, the Provident Meeting and the Pembina Meeting and any adjournment(s) thereof, and "Meeting" means, as applicable, the Provident Meeting or the Pembina Meeting;

"Non-Resident Shareholder" means a Provident Shareholder that is: (a) a person who is not, and is not deemed to be, a resident of Canada for the purposes of the Tax Act; or (b) a partnership that is not a Canadian partnership for the purposes of the Tax Act;

"NYSE" means the New York Stock Exchange;

"Outside Date" means May 31, 2012, subject to the right of either Party to postpone the Outside Date for up to an additional 90 days (in 30-day increments) if the conditions relating to regulatory approvals having been obtained or applicable waiting periods having expired, as set forth in the Arrangement Agreement, have not been satisfied and such approvals have not been denied by a non-appealable decision of a Governmental Entity;

"Parties" means, collectively, Pembina and Provident; and "Party" means any one of them;

"Pembina" means Pembina Pipeline Corporation, a corporation existing under the ABCA;

"Pembina 2011 AGM Circular" means the information circular of Pembina dated April 4, 2011 in connection with the annual meeting of Pembina Shareholders held on May 26, 2011;

"Pembina AIF" means the annual information form of Pembina dated March 31, 2011 for the year ended December 31, 2010;

"Pembina Annual Financial Statements" means the audited consolidated financial statements of Pembina, together with the notes thereto and the auditors' reports thereon as at and for the years ended December 31, 2011 and 2010;

"Pembina Annual MD&A" means management's discussion and analysis of the financial and operating results of Pembina for the year ended December 31, 2011;

"Pembina Board" means the board of directors of Pembina as may be constituted from time to time;

"Pembina Damages Event" has the meaning ascribed thereto in the section entitled "Effect of the Arrangement - The Arrangement Agreement";

"Pembina Debentures" means the 5.75% convertible unsecured subordinated debentures of Pembina maturing November 30, 2020;

"Pembina DRIP" means Pembina's Premium Dividend™ and Dividend Reinvestment Plan;

"Pembina Fairness Opinion" means the opinion of Scotia that, as of January 15, 2012, the consideration to be paid to the Provident Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Pembina Shareholders;

"Pembina MCR" means the material change report of Pembina dated January 24, 2012 regarding the Arrangement;

4

"Pembina Meeting" means the special meeting of Pembina Shareholders (including any adjournment or postponement thereof permitted under the Arrangement Agreement) that is to be convened to consider and, if deemed advisable, to approve the Pembina Share Issuance Resolution and the Maximum Number of Directors Resolution;

"Pembina Record Date" means February 14, 2012;

"Pembina Share Issuance Resolution" means the ordinary resolution of Pembina Shareholders to be considered at the Pembina Meeting approving the issuance by Pembina of up to 130,000,000 Pembina Shares pursuant to the Arrangement (including upon the conversion of the Provident Debentures to be assumed by Pembina);

"Pembina Shareholders" means the holders of Pembina Shares from time to time;

"Pembina Shares" means the common shares in the capital of Pembina;

"Pembina Support Agreements" means the lock-up agreements pursuant to which the Pembina Supporting Shareholders, in their capacities as holders of Pembina Shares, have agreed to vote the Pembina Shares held by them in favour of the Pembina Share Issuance Resolution and to otherwise support the Arrangement;

"Pembina Supporting Shareholders" means each of the directors (other than three recused directors) and officers of Pembina;

"Person" includes an individual, firm, trust, partnership, association, corporation, joint venture, trustee, executor, administrator, legal representative or government (including any Governmental Entity);

"Plan" or "Plan of Arrangement" means the plan of arrangement substantially in the form attached as Schedule A to the Arrangement Agreement which is attached as Appendix B to the Circular, and any amendments or variations thereto made in accordance with Section 8.3 of the Arrangement Agreement and Section 6.1 of the Plan of Arrangement or made at the discretion of the Court in the Final Order with the consent of Pembina and Provident, acting reasonably;

"Provident" means Provident Energy Ltd., a corporation existing under the ABCA;

"Provident 2010 LTIP" means the amended and restated Provident Long-Term Incentive Plan dated January 1, 2010;

"Provident 2011 AGM Circular" means the information circular of Provident dated March 31, 2011 in connection with the annual meeting of Provident Shareholders held on May 11, 2011;

"Provident 2011 LTIP" means the Provident Long-Term Incentive Plan dated January 1, 2011;

"Provident 5.75% Debentures E Series" means the 5.75% convertible unsecured subordinated debentures of Provident maturing December 31, 2017;

"Provident 5.75% Debentures F Series" means the 5.75% convertible unsecured subordinated debentures of Provident maturing December 31, 2018;

"Provident AIF" means the annual information form of Provident dated March 24, 2011 for the year ended December 31, 2010;

"Provident Annual Financial Statements" means the audited consolidated financial statements of Provident Energy Trust, the predecessor to Provident, together with the notes thereto and the auditors' reports thereon as at and for the years ended December 31, 2010 and 2009;

"Provident Annual MD&A" means management's discussion and analysis of the financial and operating results of Provident for the year ended December 31, 2010;

5

"Provident Arrangement Resolution" means the special resolution in respect of the Arrangement to be considered at the Provident Meeting, the full text of which is set forth in Appendix A to this Circular;

"Provident Board" means the board of directors of Provident as may be constituted from time to time;

"Provident Damages Event" has the meaning ascribed thereto in the section entitled "Effect of the Arrangement - The Arrangement Agreement";

"Provident Debenture Indenture" means the trust indenture dated as of March 1, 2005, as amended by a First Supplemental Indenture dated November 15, 2005, a second supplemental indenture dated November 9, 2010, a third supplemental indenture dated January 1, 2011 and a fourth supplemental indenture dated May 10, 2011, between Provident (or its predecessors) and Computershare Trust Company of Canada, establishing and setting forth, among other things, the terms of the Provident Debentures;

"Provident Debentureholders" means, collectively, the holders of the Provident Debentures;

"Provident Debentures" means, collectively, (i) the Provident 5.75% Debentures E Series, and (ii) the Provident 5.75% Debentures F Series;

"Provident Dissenting Shareholder" means a registered Provident Shareholder who, in connection with the Provident Arrangement Resolution, has duly and validly exercised the right to dissent pursuant to Section 191 of the ABCA in strict compliance with the provisions thereof, as modified by the Interim Order, and thereby becomes entitled to receive the fair value of his or her Provident Shares in cash determined as of the close of business on the day before the adoption of the Provident Arrangement Resolution and has not withdrawn or been deemed to have withdrawn such exercise of dissent rights, but only in respect of Provident Shares in respect of which dissent rights are validly exercised by such holder;

"Provident DRIP" means Provident's Premium Dividend™ and Dividend Reinvestment Share Purchase Plan;

"Provident Exchange Ratio" means 0.425 of a Pembina Share for each Provident Share;

"Provident Fairness Opinion" means the opinion of TD that, as of January 15, 2012, the consideration to be paid to the Provident Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Provident Shareholders, and the treatment of the Provident Debentures under the Arrangement is fair, from a financial point of view, to the Provident Debentureholders;

"Provident Interim Financial Statements" means the unaudited consolidated financial statements of Provident, together with the notes thereto, as at and for the three and nine months ended September 30, 2011 and 2010;

"Provident Interim MD&A" means management's discussion and analysis of the financial and operating results of Provident for the three and nine months ended September 30, 2011;

"Provident Letter of Transmittal and Election Form" means the letter of transmittal and election form provided to registered Provident Shareholders together with this Circular pursuant to which such holders are required to deliver certificates representing their Provident Shares in order to receive the Pembina Shares issuable to them pursuant to the Arrangement and elect, if desired by such Provident Shareholder (and such Provident Shareholder is not a Non-Resident Shareholder), to be an Exchanging Provident Shareholder;

"Provident LTIP" means, collectively, the Provident 2010 LTIP and the Provident 2011 LTIP;

"Provident MCR" means the material change report of Provident dated January 25, 2012 regarding the Arrangement;

"Provident Meeting" means the special meeting of Provident Shareholders (including any adjournment(s) or postponement(s) thereof permitted under the Arrangement Agreement) that is to be convened to consider and, if deemed advisable, to approve the Provident Arrangement Resolution;

6

"Provident Record Date" means February 14, 2012;

"Provident Shareholder Rights Plan" means Provident's shareholder rights plan dated January 1, 2011;

"Provident Shareholders" means the holders from time to time of Provident Shares;

"Provident Shares" means the common shares in the capital of Provident;

"Provident SRP Rights" means the rights under the Provident Shareholder Rights Plan;

"Provident Support Agreements" means the lock-up agreements between Pembina and each of the Provident Supporting Shareholders pursuant to which the Provident Supporting Shareholders agreed to vote the Provident Shares held by them in favour of the Arrangement and to otherwise support the Arrangement;

"Provident Supporting Shareholders" means each of the directors (other than two recused directors) and officers of Provident;

"Registrar" means the Registrar of Corporations for the Province of Alberta appointed under Section 263 of the ABCA;

"Scotia" means Scotia Waterous Inc.;

"SEC" means the United States Securities and Exchange Commission;

"Shareholders" means, collectively, Provident Shareholders and/or Pembina Shareholders;

"Shares" means Provident Shares and/or Pembina Shares, as the context may require;

"Subsidiary" has the meaning set forth in the Securities Act (Alberta);

"Superior Proposal" has the meaning ascribed thereto in the section entitled "Effect of the Arrangement - The Arrangement Agreement";

"Tax Act" means the Income Tax Act (Canada), R.S.C. 1985, c.1 (5th Supp.) and the regulations promulgated thereunder, each as amended from time to time;

"Tax Laws" means all Laws in effect under the Tax Act;

"TD" means TD Securities Inc.;

"Transport Minister" means the Minister of Transport, Infrastructure and Communities for the Government of Canada;

"TSX" means the Toronto Stock Exchange;

"U.S. Holder" has the meaning ascribed thereto in the section entitled "Certain United States Federal Income Tax Considerations for Certain Provident Shareholders" in this Circular;

"United States" or "U.S." means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia; and

"Voting Instruction Form" means the voting instruction form provided by Broadridge to Beneficial Holders.

Words importing the singular include the plural and vice versa and words importing any gender include all genders.

7

CONVENTIONS

Certain terms used herein are defined in the "Glossary of Terms". Unless otherwise indicated, references herein to "$" or "dollars" are to Canadian dollars. All financial information herein has been presented in Canadian dollars in accordance with GAAP.

ABBREVIATIONS AND EQUIVALENCIES

The following are abbreviations and definitions of terms used in this Circular and in the documents incorporated by reference herein.

bbl	barrel
bbls	barrels
bpd	barrels per day
Mbpd	thousands of barrels per day
MMcf/d	million cubic feet per day
NGL	natural gas liquids

Other
boe	barrel of oil equivalent of natural gas on the basis of 1 boe for 6 mcf of natural gas
boe/d	barrel of oil equivalent per day
Mboe	thousand barrels of oil equivalent
MMboe	million barrels of oil equivalent
Mcfe	thousand cubic feet equivalent
MMcfe	million cubic feet equivalent
$000s or M$	thousands of dollars
MM	millions

The terms "boe" and "Mcfe" may be misleading, particularly if used in isolation. A boe conversion rate of six thousand cubic feet of natural gas per barrel of oil (6 mcf: 1 bbl) and an Mcfe conversion rate of one barrel of oil per six thousand cubic feet of natural gas (1 bbl: 6 Mcf) are each based on an energy equivalency conversion method primarily applicable at the burner tip and do not represent a value equivalency at the wellhead.

CONVERSIONS

The following table sets forth certain standard conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply By

Mcf	cubic metres	28.174
cubic metres	cubic feet	35.494
bbls	cubic metres	0.159
cubic metres	bbls	6.290
feet	metres	0.305
metres	feet	3.281
miles	kilometres	1.609
kilometres	miles	0.621

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JOINT MANAGEMENT INFORMATION CIRCULAR AND PROXY STATEMENT

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and Pembina or Provident, as applicable, or their respective agents have sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, Pembina or Provident, as applicable (and not the intermediary holding on your behalf) have assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

Introduction

This Circular is furnished in connection with the solicitation of proxies by the management of Provident and Pembina for use at the Provident Meeting and the Pembina Meeting, respectively, and at any adjournment(s) thereof. No person has been authorized to give any information or make any representation in connection with the Arrangement and the issuance of Pembina Shares in connection with the Arrangement, or other matters to be considered at the Provident Meeting or the Pembina Meeting, other than those contained in this Circular, and if given or made, any such information or representation must not be relied upon as having been authorized.

This Circular does not constitute an offer to sell or a solicitation of an offer to purchase any securities or the solicitation of a proxy by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation of an offer or a proxy solicitation. Neither the delivery of this Circular nor any distribution of the securities referred to in this Circular will, under any circumstances, create an implication that there has been no change in the information set forth herein since the date as of which such information is given in this Circular.

The information concerning Pembina contained in this Circular has been provided by Pembina. Although Provident has no knowledge that would indicate that any of such information is untrue or incomplete, Provident does not assume any responsibility for the accuracy or completeness of such information or the failure by Pembina to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to Provident.

The information concerning Provident contained in this Circular has been provided by Provident. Although Pembina has no knowledge that would indicate that any of such information is untrue or incomplete, Pembina does not assume any responsibility for the accuracy or completeness of such information or the failure by Provident to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to Pembina.

All summaries of, and references to, the Arrangement Agreement and the Arrangement or Plan of Arrangement in this Circular are qualified in their entirety by reference to the complete text of the Arrangement Agreement and the Plan of Arrangement, copies of which are attached as Appendix B and Schedule A to Appendix B, respectively, to this Circular. You are urged to carefully read the full text of the Arrangement Agreement and the Plan of Arrangement.

All capitalized terms used in this Circular (excluding the Appendices hereto unless stated otherwise) but not otherwise defined herein have the meanings set forth herein under "Glossary of Terms". Information contained in this Circular is given as of February 17, 2012, unless otherwise specifically stated. Details of the Arrangement are set forth under the heading "The Arrangement". For details of the matters to be considered by the Provident Shareholders and the Pembina Shareholders, see "Matters to be Considered at the Provident Meeting" and "Matters to be Considered at the Pembina Meeting", respectively.

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Supplemental Disclosure – Non-GAAP Measures

This Circular and certain documents incorporated by reference herein make reference to certain non-GAAP financial measures to assist in assessing Provident's and Pembina's respective financial performance. Some of these non-GAAP measures include references to earnings before interest, taxes, depreciation and amortization ("EBITDA"), adjusted EBITDA, funds flow from operations, adjusted funds flow from continuing operations, adjusted earnings, adjusted cash flow from operating activities, operating margin and total enterprise value. Non-GAAP financial measures do not have standard meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. Such non-GAAP financial measures should not be considered as an alternative to, or more meaningful than, net income, cash flow from operating activities and other measures of financial performance as determined in accordance with GAAP as an indicator of performance. For additional information regarding these non-GAAP measures, see the Provident Annual MD&A, the Provident Interim MD&A and the Pembina Annual MD&A, all of which are incorporated by reference herein.

Information For United States Shareholders

The Pembina Shares issuable to Provident Shareholders in exchange for their Provident Shares pursuant to the Arrangement have not been and will not be registered under the 1933 Act, and will be issued in reliance upon the exemption from the registration requirements of the 1933 Act set forth in Section 3(a)(10) thereof. Section 3(a)(10) of the 1933 Act exempts the issuance of any securities issued in exchange for one or more bona fide outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of such issuance and exchange at which all persons to whom it is proposed to issue the securities have the right to appear and receive timely notice thereof. The solicitation of proxies for the Provident Meeting and the Pembina Meeting by means of this Circular is not subject to the requirements of Section 14(a) of the 1934 Act. Accordingly, the solicitations and transactions contemplated in this Circular are being made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws, and this Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. Provident Shareholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the 1933 Act and proxy statements under the 1934 Act.

The Pembina Shares issuable to Provident Shareholders pursuant to the Arrangement will be, following completion of the Arrangement, freely tradable under the 1933 Act, except by persons who will be "affiliates" of Pembina after the Effective Date or were affiliates of Pembina within 90 days before the Effective Date. Persons who may be deemed to be "affiliates" of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract, or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. Any resale of such Pembina Shares by such an affiliate (or former affiliate) may be subject to the registration requirements of the 1933 Act, absent an exemption or exclusion therefrom. See "Procedure for the Arrangement to Become Effective – Securities Law Matters – United States".

Information concerning assets and operations of Pembina and Provident contained or incorporated by reference herein has been prepared in accordance with Canadian standards and is not comparable in all respects to similar information for United States companies. The financial statements of Provident and Pembina included or incorporated by reference, as applicable, in this Circular have been prepared in accordance with GAAP and, except as described below, are subject to Canadian auditing and auditor independence standards which differ from United States generally accepted accounting principles and auditing and auditor independence standards in certain material respects and thus are not directly comparable to financial statements of United States companies. Notwithstanding the foregoing, because the Provident Shares are listed on the NYSE and registered pursuant to Section 12 under the 1934 Act, Provident is required to file reports with the SEC and is required to annually file with the SEC annual reports on Form 40-F, and such filings are required to include reconciliations of Provident's annual audited consolidated financial statements (in the case of the Provident Annual Financial Statements) to United States generally accepted accounting principles. Provident has filed with the SEC an annual report on Form 40-F for the fiscal year ended December 31, 2010 that includes a reconciliation to United States generally accepted accounting principles of Provident's audited consolidated financial statements for the years ended December 31, 2010 and 2009. Provident's filings with the SEC may be viewed for free at the SEC's website at www.sec.gov.

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Following the Arrangement, Pembina will be deemed to be a "successor issuer" to Provident under the 1934 Act, and consequently the Pembina Shares will be deemed to be registered pursuant to Section 12 of the 1934 Act and Pembina will be subject to the applicable reporting and disclosure requirements under the 1934 Act. Pembina intends to apply to list the Pembina Shares on the NYSE. However, no assurance can be made that listing of the Pembina Shares on the NYSE will occur in a timely manner, or at all.

Provident Shareholders subject to United States federal taxation should be aware that the tax consequences to them of the Arrangement under certain United States federal income tax laws described in this Circular are a summary only. They are advised to consult their tax advisors to determine the particular tax consequences to them of participating in the Arrangement and the ownership and disposition of Pembina Shares acquired pursuant to the Arrangement.

The enforcement by Pembina Shareholders and Provident Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that both Pembina and Provident are organized under the laws of Alberta, Canada, that some or all of their officers and directors are residents of countries other than the United States, that the experts named in this Circular are residents of countries other than the United States, and that all or a substantial portion of the assets of Pembina, Provident and such persons are located outside the United States. As a result, it may be difficult or impossible for Pembina Shareholders or Provident Shareholders in the United States to effect service of process within the United States upon Pembina and Provident and their directors or officers, or to realize, against them, upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or "blue sky" laws of any state within the United States. In addition, Pembina Shareholders and Provident Shareholders in the United States should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or "blue sky" laws of any state within the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or "blue sky" laws of any state within the United States.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this Circular and, if given or made, such information or representation must not be relied upon as having been authorized by Pembina or Provident.

THE PEMBINA SHARES ISSUABLE TO PROVIDENT SHAREHOLDERS PURSUANT TO THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE, NOR HAS THE SEC OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Currency

Except as otherwise indicated, all dollar amounts indicated in this Circular are expressed in Canadian dollars. The following table sets forth, for the periods indicated, the high, low, average and period-end noon spot rates of exchange for the U.S. dollar, expressed in Canadian dollars per U.S. dollar, based on the data published by the Bank of Canada (the "Bank of Canada").

	Year Ended December 31			Nine Months Ended September 30
	2011	2010	2009	2011	2010
Rate at end of Period	$1.0170	$1.0054	$0.9515	$1.0389	$1.0298
Average rate during Period	$0.9890	$1.0299	$0.8757	$0.9781	$1.0356
High during Period	$1.0549	$1.0069	$0.9716	$1.0389	$1.0778
Low during Period	$0.9428	$0.9218	$0.7692	$0.9449	$0.9961

On February 17, 2012, the Bank of Canada noon rate for the conversion of U.S. dollars into Canadian dollars was U.S.$1.00 = CDN$0.9970.

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FORWARD-LOOKING INFORMATION

This Circular and the documents incorporated by reference herein contain certain forward-looking information and forward-looking statements (collectively referred to as "forward-looking statements") within the meaning of applicable securities laws. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "anticipate", "believe", "could", "estimate", "expect", "forecast", "guidance", "intend", "may", "plan", "predict", "project", "should", "target", "will", or similar words suggesting future outcomes or language suggesting an outlook. In particular, this Circular and the documents incorporated by reference herein contain forward-looking statements pertaining to the following:

•	the anticipated tax treatment of the Arrangement for Provident Shareholders;
•	the anticipated closing date of the Arrangement;
•	the listing of the Pembina Shares on the NYSE;
•	the anticipated benefits of the Arrangement;
•	the emergence of accretive growth opportunities, both before and after the completion of the Arrangement;
•	pipeline, processing and storage facility and system operations and throughput levels;
•	the ability to achieve an appropriate level of monthly cash dividends;
•	the impact of Canadian and U.S. governmental regulation on Provident and Pembina;
•	the repayment of any outstanding indebtedness under Provident's credit facility;
•	changes in oil, natural gas and natural gas liquids prices and the impact of such changes on cash flow after financial derivate instruments;
•	the level of capital expenditures;
•	currency, exchange and interest rates;
•	the performance characteristics of Provident's and Pembina's respective businesses;
•	the nature of contractual arrangements with third parties in respect of Provident's and Pembina's businesses;
•	expectations regarding Provident's and Pembina's ability to raise capital and carry out acquisition, expansion and growth plans;
•	future general and administrative expenses of Provident and Pembina;
•	increased throughput potential due to increased activity and new connections and other initiatives on Pembina's conventional pipelines;
•	tolls and tariffs and transportation, storage and service commitments and contracts;
•	operating risks (including the amount of future liabilities related to environmental incidents) and related insurance coverage and inspection and integrity systems;
•	competitive conditions; and
•	the exercise of dissent rights by Provident Shareholders with regards to the Arrangement.

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Undue reliance should not be placed on forward-looking statements, which are inherently uncertain, are based on estimates and assumptions, and are subject to known and unknown risks and uncertainties (both general and specific) that contribute to the possibility that the future events or circumstances contemplated by the forward-looking statements will not occur. There can be no assurance that the plans, intentions or expectations upon which forward-looking statements are based will in fact be realized. Actual results will differ, and the difference may be material and adverse to Pembina, Provident and the Shareholders. Forward-looking statements are provided for the purpose of providing information about Pembina's and Provident's management's current expectations and plans relating to the future. Reliance on such information may not be appropriate for other purposes, such as making investment decisions.

Forward-looking statements are based on Pembina's and Provident's current beliefs as well as assumptions made by, and information currently available to, Pembina and Provident, as applicable, concerning, among other things, matters relating to the Arrangement, the timely receipt of required regulatory and Court approvals and the satisfaction of other closing conditions in all material respects in accordance with the terms of the Arrangement Agreement, Pembina's satisfaction of the listing criteria of the NYSE, Pembina's anticipated financial performance, the success of Pembina's and Provident's operations, prevailing commodity prices and exchange rates, future operating costs of Pembina's and Provident's assets, prevailing regulatory, tax and environmental laws and regulations, stock market volatility and market valuations and that there will be no significant events occurring outside of the normal course of business of Pembina or Provident, as applicable. Although the management of Pembina and Provident consider these assumptions to be reasonable based on information currently available, they may prove to be incorrect. See "Forward-Looking Statements and Information" in the Pembina AIF and in the Pembina Annual MD&A and "Note Regarding Forward-Looking Information" in the Provident AIF and "Forward-Looking Information" in the Provident Annual MD&A.

By their very nature, forward-looking statements involve inherent risks and uncertainties (both general and specific), some of which are beyond the control of Pembina and Provident and risks that forward-looking statements will not be achieved. These factors include, but are not limited to, failure to complete the Arrangement in all material respects in accordance with the Arrangement Agreement or at all, inability to meet the NYSE's listing conditions, unforeseen difficulties in integrating the assets of Provident into Pembina's operations, the regulatory environment and decisions, financial risks, substantial capital requirements, bank financing, prices, markets and marketing, uninsurable risks, management of growth, the impact of environmental events, unanticipated operating events, competition for, among other things, capital reserves and skilled personnel, reliance on key alliances and agreements, third party performance of obligations under contractual arrangements, conflicts of interest, variations in exchange rates and hedging and uncertainty in global financial markets. See "Forward-Looking Statements and Information" in the Pembina AIF and in the Pembina Annual MD&A and "Note Regarding Forward-Looking Information" in the Provident AIF and "Forward-Looking Information" in the Provident Annual MD&A.

Shareholders are cautioned that these factors and risks are difficult to predict and that the assumptions used in the preparation of such information, although considered reasonably accurate at the time of preparation, may prove to be incorrect. Accordingly, Shareholders are cautioned that the actual results achieved will vary from the information provided herein and the variations may be material. Shareholders are also cautioned that the foregoing list of factors is not exhaustive. Consequently, there is no representation by Pembina or Provident that actual results achieved will be the same in whole or in part as those set out in the forward-looking statements. Furthermore, the forward-looking statements contained in this Circular and the documents incorporated by reference herein are made as of the date of such documents, and neither Pembina nor Provident undertakes any obligation, except as required by applicable securities legislation, to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this Circular and the documents incorporated by reference herein are expressly qualified by this cautionary statement.

INFORMATION FOR BENEFICIAL HOLDERS

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of such Shareholders do not hold Shares in their own name but instead hold their Shares through brokers, financial institutions or other nominees. Shareholders who do not hold their Shares in their own name (referred to in this Circular as "Beneficial Holders") should note that only proxies deposited by Shareholders whose names appear on the records of the applicable registrar and transfer agent for Provident or Pembina, as applicable, as the registered holders of Shares can be recognized and acted upon at the Provident Meeting or Pembina Meeting, as applicable. If Shares are listed in an account statement provided to a Shareholder by a broker, then, in almost all cases, those Shares will not be registered in a holder's name on the records of Provident or Pembina. Such Shares will more likely be registered in the name of the holder's broker or an agent of the broker. In Canada, the vast majority of such Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., or CDS, which acts as nominee for many Canadian brokerage firms). Shares held by brokers or their nominees can only be voted (for or against resolutions) upon instructions of the Beneficial Holder. Without specific instructions, brokers/nominees are prohibited from voting Shares for their clients. Beneficial Holders should therefore ensure that instructions regarding the voting of their Shares are properly communicated to the appropriate person or that the Shares are duly registered in their name well in advance of the applicable Meeting.

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Applicable regulatory policies require intermediaries/brokers to seek voting instructions from Beneficial Holders in advance of shareholder meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions which should be carefully followed by Beneficial Holders in order to ensure that their Shares are voted at the applicable Meeting. Often, the form of proxy supplied to a Beneficial Holder by its broker is identical to that provided to a registered shareholder. However, its purpose is limited to instructing the registered shareholder on how to vote on behalf of the Beneficial Holder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge typically mails a scannable Voting Instruction Form in lieu of the applicable form of proxy. The Beneficial Holder is requested to complete and return the Voting Instruction Form by mail or facsimile. Alternatively, the Beneficial Holder can call a toll-free telephone number or access the internet to vote the Shares held by the Beneficial Shareholder. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the applicable Meeting. A Beneficial Holder receiving a form of proxy or Voting Instruction Form from their broker or other intermediary (or an agent or nominee of such broker or other intermediary) cannot use that form to vote Shares directly at the applicable Meeting. Voting instructions must be communicated to the broker, intermediary, agent or nominee (in accordance with the instructions provided by it or on its behalf) well in advance of the applicable Meeting in order to have the Shares to which such instructions relate voted at the applicable Meeting.

If you are a Beneficial Holder and wish to vote in person at the applicable Meeting, please contact your broker or agent well in advance of the applicable Meeting to determine how you can do so.

Although a Beneficial Holder may not be recognized directly at the applicable Meeting for the purpose of voting Shares registered in the name of its broker or other intermediary, a Beneficial Holder may vote those Shares as a proxyholder for the registered shareholder. To do this, a Beneficial Holder should enter such Beneficial Holder's own name in the blank space on the applicable form of proxy provided to the Beneficial Holder and return the document to such Beneficial Holder's broker or other intermediary (or the agent of such broker or other intermediary) in accordance with the instructions provided by such broker, intermediary or agent well in advance of the applicable Meeting.

Provident Shareholders who do not hold their Provident Shares in their own name should also instruct their broker or other intermediary to complete the Provident Letter of Transmittal and Election Form regarding the Arrangement with respect to such holder's Provident Shares in order to receive the Pembina Shares issuable pursuant to the Arrangement in exchange for such holder's Provident Shares.

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SUMMARY

This Summary is qualified in its entirety by the more detailed information appearing elsewhere in this Circular, including the Appendices hereto. Terms with initial capital letters in this Summary are defined in the Glossary of Terms set out elsewhere in this Circular.

The Provident Meeting

The Provident Meeting will be held at 9:00 a.m. (Calgary time) on March 27, 2012, in the Metropolitan Ballroom located at the Metropolitan Conference Centre, 333 - 4th Avenue S.W., Calgary, Alberta, for the purposes set forth in the accompanying applicable notice of meeting. The business of the Provident Meeting will be to consider and vote upon the Provident Arrangement Resolution. See "The Arrangement" and "Matters to be Considered at the Provident Meeting".

The Pembina Meeting

The Pembina Meeting will be held at 10:30 a.m. (Calgary time) on March 27, 2012, in the Metropolitan Ballroom located at the Metropolitan Conference Centre, 333 - 4th Avenue S.W. Calgary, Alberta, for the purposes set forth in the accompanying applicable notice of meeting. The business of the Pembina Meeting will be to consider and vote upon the Pembina Share Issuance Resolution and the Maximum Number of Directors Resolution. See "The Arrangement" and "Matters to be Considered at the Pembina Meeting".

Provident Energy Ltd.

Provident is incorporated under the ABCA and is an energy infrastructure and logistics company that indirectly, through its subsidiaries, owns and manages a natural gas liquids infrastructure and logistics business.

Provident is a reporting issuer under the securities laws of each province of Canada. The Provident Shares are listed and posted for trading on the TSX under the symbol "PVE" and on the NYSE under the symbol "PVX". The Provident 5.75% Debentures E Series are listed and posted for trading on the TSX under the symbol "PVE.DB.E" and the Provident 5.75% Debentures F Series are listed and posted for trading on the TSX under the symbol "PVE.DB.F".

Pursuant to the Arrangement, all of the Provident Shares will be acquired by Pembina. Under the Arrangement Agreement, Pembina will also assume all of the rights and obligations of Provident relating to the Provident Debentures and the conversion price of each class of Provident Debentures will be adjusted pursuant to the terms of the Provident Debenture Indenture based on the Provident Exchange Ratio.

Following completion of the Arrangement, it is anticipated that the Provident Shares will be delisted from the TSX and the NYSE.

The head and principal office of Provident is located at Suite 2100, 250 – 2nd Street S.W., Calgary, Alberta, T2P 0C1 and its registered office is located at Suite 3700, 400 – 3rd Avenue S.W., Calgary, Alberta, T2P 4H2.

Pembina Pipeline Corporation

Pembina is an ABCA corporation that, directly or indirectly through its subsidiaries, owns interests in a diversified base of long life energy infrastructure consisting of conventional oil and NGLs pipeline systems and related facilities, contract-based oil sands pipeline systems and related facilities and other terminalling, storage and hub facilities and services and infrastructure, and a midstream and marketing business including a 50% interest in an underground ethylene storage facility and certain gas gathering and processing facilities. Pembina's business is structured into four key business units: conventional pipelines, oil sands and heavy oil, midstream and marketing and gas services.

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Pembina is a reporting issuer or the equivalent in each of the provinces of Canada. The Pembina Shares are listed and posted for trading on the TSX under the symbol "PPL" and the Pembina Debentures are listed and posted for trading on the TSX under the symbol "PPL.DB.C".

The head and principal office of Pembina is located at 3800, 525 - 8th Avenue S.W., Calgary, Alberta, T2P 1G1 and its registered office is located at Suite 3500, 855 - 2nd Street S.W., Calgary, Alberta, T2P 4J8.

AcquisitionCo, a direct wholly-owned subsidiary of Pembina, was incorporated under the laws of the Province of Alberta for the sole purpose of participating in the Arrangement. AcquisitionCo has no material assets or liabilities and to date has not conducted any operations.

Background to the Arrangement

The terms of the Arrangement are the result of arm's length negotiations between representatives of Provident and Pembina and their respective advisors. The Circular contains a summary of the events leading up to the negotiation of the Arrangement Agreement and the meetings, negotiations, discussions and actions between the Parties that preceded the execution and public announcement of the Arrangement Agreement. See "The Arrangement - Background to the Arrangement".

Attributes of the Arrangement

Both Pembina and Provident expect the combined entity, after completion of the Arrangement, to offer the following benefits for shareholders of both Pembina and Provident:

•	Scale and Scope. A substantially larger and more diversified portfolio of businesses across the energy infrastructure value chain;
•	Integrated Service Offering. A highly integrated suite of services being offered to customers through the combination of Pembina's liquids transportation, gas services, and midstream and marketing segments and Provident's capabilities in NGL extraction, fractionation, storage, transportation and logistics, permitting both a diversification of business and strengthening the value proposition for both companies' shareholders and customers;
•	Key Growth Areas. Extensive energy infrastructure businesses located in key growth regions and resource plays including: Montney, Duvernay, Alberta Deep Basin, Pelican Lake heavy oil, Athabasca oil sands, Cardium, Swan Hills, Bakken, Marcellus and Utica;
•	Expanded Footprint. Greater access to NGL barrels as well as increased capability to store, process and market barrels across key North America hubs including Edmonton, Sarnia and Mont Belvieu. The combined entity will have operations in key market areas for NGL and crude oil in close proximity to pipelines, rail and truck facilities, storage, fractionation, petrochemical and refining customers;
•	Strong Leadership Team. An experienced management team with a strong focus on being a responsible, reliable operator and a trusted member of the community;
•	Substantial Growth Opportunities. The combined entity will be a larger entity capable of pursuing more complex growth projects at an accelerated pace including an aggregate capital program of approximately $700 million of announced spending in 2012 (Pembina has previously announced $550 million and Provident has previously announced $150 million). Major near-term projects for the combined entity after completion of the Arrangement include:
•	Saturn and Resthaven liquids extraction facilities;
•	Peace NGL pipeline expansion;
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•	Redwater liquids storage development; and
•	Redwater fractionator capacity expansion;
•	Strong Synergies. The combined entity after completion of the Arrangement is anticipated to generate substantial synergies, including:
•	the ability to leverage technical, commercial and operational skills from both Pembina and Provident over the combined asset base, achieving cost savings and operating efficiencies;
•	synergies that will be realized by more fully connecting, integrating and utilizing the current and future asset bases of both companies;
•	corporate cost synergies through the consolidation of head offices, the decrease of Provident debt services costs, and the elimination of costs associated with Provident's public company costs; and
•	capital efficiencies through the allocation of capital expenditures to the highest return projects;
•	Superior Financial Platform. The combined entity is expected to generate a diversified stable cash flow stream with a strong balance sheet.

Reasons for the Arrangement

Provident

The Provident Board, in arriving at its conclusion to recommend that Provident Shareholders approve the Provident Arrangement Resolution, considered a number of strategic, financial, operational and other factors, including the financial metrics of the Arrangement and the long-term prospects for growth of Provident both on a stand-alone basis and in conjunction with Pembina, as well as the following:

•	the Arrangement was determined to be the preferred strategic alternative available to Provident and the Provident Shareholders following a thorough review of alternative strategic courses of action conducted by Provident, which included advice from TD and Norton Rose Canada LLP;
•	the Provident Exchange Ratio represented an approximately 26% premium for the Provident Shares to the 20-day weighted average trading price of such shares immediately prior to the announcement of the Arrangement;
•	Provident Shareholders would benefit from a 27.5% increase in dividends under the proposed terms of the Arrangement;
•	Provident Shareholders will continue to participate in the growth opportunities associated with Provident's historic business and Pembina's business, as the combined corporation is anticipated to be a stronger, more diversified and more efficient company;
•	TD provided its opinion, the full text of which can be found at Appendix E to this Circular, that, as of January 15, 2012, and subject to certain assumptions, qualifications and limitations, the consideration to be paid to the Provident Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Provident Shareholders, and the treatment of the Provident Debentures under the Arrangement is fair, from a financial point of view, to the Provident Debentureholders. See "— Provident Fairness Opinion";
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•	the exchange of Provident Shares for Pembina Shares will generally be tax-deferred for Provident Shareholders and the Arrangement allows certain Canadian Provident Shareholders to elect to have the Arrangement treated as a taxable event;
•	under the Arrangement Agreement, until the time that the Provident Arrangement Resolution is approved, the Provident Board retains the ability to consider and respond to Superior Proposals on the specific terms and conditions set forth in the Arrangement Agreement;
•	at least 66 ⅔% of the votes cast by Provident Shareholders at the Provident Meeting are required to approve the Provident Arrangement Resolution;
•	the Provident Shareholders have the ability to exercise their Dissent Rights; and
•	the Arrangement requires approval by the Court.

Pembina

The Pembina Board, in arriving at its conclusion to recommend that Pembina Shareholders approve the Pembina Share Issuance Resolution, considered a number of strategic, financial, operational and other factors, including the financial metrics of the Arrangement and the long-term prospects for growth of Pembina both on a stand-alone basis and in conjunction with Provident, as well as the following:

•	Pembina Shareholders will benefit from the growth opportunities associated with the combined company, which is anticipated to be a larger, stronger and more diverse company than Pembina as it currently exists;
•	Scotia provided its opinion, the full text of which can be found at Appendix F to this Circular, that, as of January 15, 2012, and based upon and subject to the various assumptions, explanations, qualifications and limitations set forth in its opinion, the consideration to be paid to the Provident Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Pembina Shareholders. See "— Pembina Fairness Opinion"; and
•	a majority of the votes cast by Pembina Shareholders at the Pembina Meeting are required to approve the Pembina Share Issuance Resolution. If the Pembina Share Issuance Resolution is not approved, the Arrangement cannot proceed as proposed.

Following completion of the Arrangement and the development of the existing and acquired assets, Pembina expects the Arrangement will be accretive to the combined shareholders of Provident and Pembina on a per share basis.

The Arrangement

On January 15, 2012, Provident and Pembina agreed to combine their respective businesses and entered into the Arrangement Agreement, a copy of which is attached as Appendix B to this Circular. Pursuant to the Arrangement, Provident Shareholders (excluding Provident Dissenting Shareholders) will receive 0.425 of a Pembina Share in exchange for each Provident Share held. Provident Shareholders who are not Non-Resident Shareholders may elect to have the transaction completed on a taxable basis by electing in the Provident Letter of Transmittal and Election Form to be an Exchanging Provident Shareholder and reporting the capital gain or capital loss that would otherwise be realized on the transaction on their Canadian federal income tax return. See "Procedure for Election and Exchange of Provident Share Certificates". As at February 16, 2012, there are 168,481,796 Pembina Shares and 274,201,619 Provident Shares outstanding (each on a non-diluted basis).

Upon the completion of the Arrangement, the amalgamation of AcquisitionCo and Provident will result in the continuing amalgamated corporation, Amalco, becoming a wholly-owned subsidiary of Pembina.

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Effect of the Arrangement

The following is a summary only of the Plan of Arrangement and reference should be made to the full text of the Arrangement Agreement and the Plan of Arrangement set forth in Appendix B and Schedule A to Appendix B, respectively, to this Circular.

The Arrangement involves a number of steps, including each of the events set out below, which will occur and be deemed to occur in the following order commencing at the Effective Time, without any further act or formality, except as otherwise expressly provided in the Plan of Arrangement:

(a)	the Provident Shareholder Rights Plan shall terminate and cease to have any further force or effect and the Provident SRP Rights shall be cancelled;
(b)	each of the Provident Shares held by Provident Dissenting Shareholders shall, as of the Effective Time, be deemed to have been transferred to Provident (free and clear of any claims) for cancellation without any further act or formality and such Provident Dissenting Shareholders shall cease to be the holders of such Provident Shares and to have any rights as Provident Shareholders other than the right to be paid the fair value of their Provident Shares in accordance with the Dissent Rights;
(c)	the Provident Shares held by Exchanging Provident Shareholders shall be transferred to Pembina (free and clear of any claims) in exchange for Pembina Shares on the basis of 0.425 of a Pembina Share for each Provident Share so transferred; and
(d)	AcquisitionCo and Provident shall be amalgamated and continued as one corporation under the ABCA to form Amalco in which, among other things:
(i)	each issued and outstanding Provident Share (other than Provident Shares held by Pembina) shall be cancelled and in consideration therefor the Provident Shareholder shall receive 0.425 of a Pembina Share for each Provident Share so cancelled;
(ii)	the issued and outstanding shares in the capital of Provident (other than Provident Shares) shall be cancelled and in consideration therefor the holder of such shares shall receive such number of redeemable and retractable non-voting preferred shares of Amalco as have an aggregate redemption price equal to the aggregate fair market value of the shares of such holder being cancelled;
(iii)	the issued and outstanding AcquisitionCo shares shall be cancelled and in consideration therefor Pembina shall receive redeemable and retractable non-voting preferred shares of Amalco with an aggregate redemption price equal to the fair market value of AcquisitionCo as calculated immediately prior to the Amalgamation; and
(iv)	the issued and outstanding Provident Shares held by Pembina shall be cancelled and in exchange Pembina shall receive 100 common shares in the capital of Amalco.

Completion of the Arrangement is subject to a number of conditions including, among other things, the approval of the Provident Arrangement Resolution by Provident Shareholders, approval of the Pembina Share Issuance Resolution by Pembina Shareholders, the receipt of all necessary regulatory approvals and the granting of the Final Order. Pembina and Provident expect the Effective Date to occur on or as soon as practicable after April 1, 2012. See "Procedure for the Arrangement to Become Effective" and "Timing".

No fractional Pembina Shares will be issued pursuant to the Arrangement and, in lieu thereof, each previous registered holder of Provident Shares otherwise entitled to a fractional interest in a Pembina Share will receive the nearest whole number of Pembina Shares (with fractions equal to exactly 0.5 being rounded up).

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Effect of the Arrangement on Provident Debentureholders

As of February 16, 2012, Provident had outstanding approximately $172.5 million aggregate principal amount of Provident 5.75% Debentures E Series. The Provident 5.75% Debentures E Series mature on December 31, 2017 and bear interest at a rate of 5.75% per annum, payable semi-annually in arrears on June 30 and December 31 in each year.

As of February 16, 2012, Provident also had outstanding approximately $172.5 million aggregate principal amount of Provident 5.75% Debentures F Series. The Provident 5.75% Debentures F Series mature on December 31, 2018 and bear interest at a rate of 5.75% per annum, payable semi-annually in arrears on June 30 and December 31 in each year.

At the closing of the Arrangement, Pembina will assume all covenants and obligations in respect of the Provident Debentures and will enter into a supplemental debenture trust indenture with Computershare, as debenture trustee. The approval of the Provident Debentureholders is not required for the Arrangement.

Provided the Arrangement is completed, in accordance with the Provident Debenture Indenture, Provident Debentureholders will thereafter be entitled to receive Pembina Shares, rather than Provident Shares, on the basis of 0.425 of a Pembina Share in lieu of each Provident Share which they were previously entitled to receive, on conversion of the Provident Debentures. All other terms and conditions of the Provident Debenture Indenture will continue to apply. As a result, following completion of the Arrangement, Provident Debentureholders who subsequently wish to convert their Provident 5.75% Debentures E Series or Provident 5.75% Debentures F Series will be entitled to receive, respectively, approximately 40.0962 Pembina Shares (being a conversion price of $24.94 per Pembina Share) and 33.8639 Pembina Shares (being a conversion price of $29.53 per Pembina Share), respectively, for each $1,000 principal amount converted, subject to adjustment in certain events as provided in the Provident Debenture Indenture.

Completion of the Arrangement will constitute a "change of control" under the terms of the Provident Debenture Indenture. As a result, within 30 days following the Arrangement, Pembina will be required to make an offer to purchase all of the outstanding Provident 5.75% Debentures E Series and Provident 5.75% Debentures F Series at a price of 100% of the principal amount thereof plus accrued and unpaid interest thereon in accordance with the terms of the Provident Debenture Indenture.

The Provident Debentures are currently listed and posted for trading on the TSX. The TSX has conditionally approved the supplemental listing of the Provident Debentures to be assumed by Pembina and the listing of the Pembina Shares issuable on conversion of the Provident Debentures following the Effective Date on the TSX. Pembina intends to apply to list the Pembina Shares issuable upon conversion of the Provident Debentures following the Effective Date (but not the Provident Debentures themselves) on the NYSE. Listing will be subject to Pembina fulfilling all of the requirements of the TSX and NYSE.

Effect of the Arrangement on the Provident LTIP

Except as otherwise provided in this Circular, in connection with the Arrangement, Pembina will assume all of the obligations of Provident in respect of the Provident LTIP and all previously granted awards thereunder. The Provident LTIP does not provide for the issuance of Provident Shares or any rights to acquire Provident Shares and provides only for the payment of cash awards.

The completion of the Arrangement will, pursuant to the terms of the Provident 2010 LTIP, result in the acceleration of the payment of awards granted under the Provident 2010 LTIP. The completion of the Arrangement will not result in the acceleration of payment of awards granted under the Provident 2011 LTIP except in circumstances in which the employment of the holder of the awards is terminated. Additionally, pursuant to employment agreements with five executive officers of Provident, the transactions contemplated by the Arrangement will result in a change of control for purposes of the awards granted to these executive officers under the Provident LTIP. As a result, the vesting period and payment of the awards granted to these five executive officers of Provident under the Provident LTIP will be accelerated. At closing of the Arrangement, all of the awards previously granted to the executive officers pursuant to the Provident LTIP will be paid in cash. See "Interests of Certain Persons or Companies in Matters to be Acted Upon".

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Effect of the Arrangement on the Provident DRIP

In connection with the announcement of the Arrangement, Provident also announced that it would, as of January 16, 2012, immediately suspend the Provident DRIP. A Provident Shareholder who (i) is a DRIP Eligible Shareholder (being any Provident Shareholder who is not a resident of the United States or otherwise a "U.S. person" (as that term is defined in Regulation S under the 1933 Act)), (ii) was a participant in either the Premium Dividend™ or regular dividend reinvestment component of the Provident DRIP at the time it was suspended in January 2012, (iii) has not taken the appropriate steps to withdraw from participation in the Provident DRIP before the first Pembina dividend record date following completion of the Arrangement, and (iv) has provided the Depositary with a duly completed and executed Provident Letter of Transmittal and Election Form together with the certificate or other document evidencing their Provident Shares, will automatically be enrolled in the Premium Dividend™ or regular dividend reinvestment component, as applicable, of the Pembina DRIP for the first dividend record date of Pembina occurring after the Effective Date of the Arrangement, which is currently anticipated to be the April 25, 2012 record date for the payment of dividends by Pembina on or about May 15, 2012. As a result, all existing DRIP Eligible Shareholders who are currently, and remain enrolled as, participants in the Provident DRIP and who exchange their Provident Shares for Pembina Shares pursuant to a duly completed and executed Provident Letter of Transmittal and Election Form will be deemed to be participants in the same component of the Pembina DRIP without any action on their part. Until their Provident Shares are exchanged for Pembina Shares pursuant to a duly completed and executed Provident Letter of Transmittal and Election Form, a Provident Shareholder who is a DRIP Eligible Shareholder and is currently enrolled in the Provident DRIP will accrue cash dividend payments in respect of the Pembina Shares to be received upon the exchange of their Provident Shares.

Any other former holder of Provident Shares who is a DRIP Eligible Shareholder and who becomes a Pembina Shareholder pursuant to the Arrangement and has validly exchanged their Provident Shares for Pembina Shares may enroll and participate in the Pembina DRIP with respect to any dividends declared and paid by Pembina on the Pembina Shares held by such holders after the Effective Time. For additional information on the Pembina DRIP, see the Pembina website at www.pembina.com or contact Computershare at 1-800-564-6253. Provident Shareholders who are resident in the United States or are otherwise a "U.S. person" (as that term is defined in Regulation S under the 1933 Act) will not be permitted to participate in the Pembina DRIP immediately following completion of the Arrangement. Pembina may in the future look to make the Pembina DRIP available to its shareholders resident in the United States, although such future participation cannot be assured.

The Provident Fairness Opinion

The Provident Board retained TD as its financial advisor to, among other things, provide the Provident Board with TD's opinion as to the fairness, from a financial point of view, of the consideration to be paid to Provident Shareholders under the Arrangement. In connection with this mandate, TD has prepared the Provident Fairness Opinion. The Provident Fairness Opinion states that, on the basis of the particular assumptions and considerations summarized therein, in the opinion of TD, as of January 15, 2012, the consideration to be paid to the Provident Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Provident Shareholders, and the treatment of the Provident Debentures under the Arrangement is fair, from a financial point of view, to the Provident Debentureholders. The Provident Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety. See "The Arrangement – Provident Fairness Opinion" and Appendix E.

Recommendation of the Provident Board

The Provident Board has unanimously (other than two directors who recused themselves from the process of considering the Arrangement due to potential conflicts of interest) (i) determined that the Arrangement and the entry into the Arrangement Agreement are in the best interests of Provident, (ii) based upon, among other factors, the Provident Fairness Opinion, determined that the Arrangement is fair to Provident Shareholders and Provident Debentureholders, and (iii) recommends that Provident Shareholders vote in favour of the Arrangement. See "The Arrangement – Recommendation of the Provident Board".

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The Pembina Fairness Opinion

The Pembina Board retained Scotia as its financial advisor to, among other things, provide the Pembina Board with Scotia's opinion as to the fairness, from a financial point of view, to the Pembina Shareholders, of the consideration to be paid to Provident Shareholders by Pembina pursuant to the Arrangement. In connection with this mandate, Scotia has prepared the Pembina Fairness Opinion. The Pembina Fairness Opinion states that, as of January 15, 2012, the consideration to be paid to the Provident Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Pembina Shareholders. The Pembina Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety. See "The Arrangement – Pembina Fairness Opinion" and Appendix F.

Recommendation of the Pembina Board

The Pembina Board has unanimously (other than three directors who recused themselves from the process of considering the Arrangement due to potential conflicts of interest) (i) determined that the participation of Pembina in the Arrangement and the entry into the Arrangement Agreement are in the best interests of Pembina, (ii) based upon, among other factors, the Pembina Fairness Opinion, determined that the Arrangement is fair to Pembina Shareholders, and (iii) recommends that Pembina Shareholders vote in favour of the Pembina Share Issuance Resolution. See "The Arrangement – Recommendation of the Pembina Board".

Arrangement Agreement

The Arrangement will be effected pursuant to the Arrangement Agreement. The Arrangement Agreement contains covenants, representations and warranties of and from each of Provident and Pembina and various conditions precedent, both mutual and with respect to Provident and Pembina.

The Arrangement Agreement provides that, upon the occurrence of certain termination events, either of the Parties may be required to pay the other Party a non-completion fee of $100 million or $15 million for the payment of certain expenses and fees. See "Effect of the Arrangement – The Arrangement Agreement – Non-Completion Fees Payable by Provident" and "Effect of the Arrangement – The Arrangement Agreement – Non-Completion Fees Payable by Pembina".

This Circular contains a summary of certain provisions of the Arrangement Agreement and is qualified in its entirety by the full text of the Arrangement Agreement, a copy of which is attached as Appendix B to this Circular. See "Effect of the Arrangement – The Arrangement Agreement".

Provident Support Agreements

On January 15, 2012, the Provident Supporting Shareholders, which includes all of the directors (other than recused directors) and officers of Provident, holding an aggregate of 624,853 Provident Shares (representing less than 1% of the outstanding Provident Shares) entered into the Provident Support Agreements with Pembina pursuant to which they agreed, among other things, to vote the Provident Shares beneficially owned or controlled or directed by them, directly or indirectly, at the Provident Meeting, in favour of the Provident Arrangement Resolution and all matters related thereto.

Pembina Support Agreements

On January 15, 2012, the Pembina Supporting Shareholders, which includes all of the directors (other than recused directors) and officers of Pembina, holding an aggregate of 1,319,479 Pembina Shares (representing less than 1% of the outstanding Pembina Shares) entered into the Pembina Support Agreements with Pembina pursuant to which they agreed, among other things, to vote the Pembina Shares beneficially owned or controlled or directed by them, directly or indirectly, at the Pembina Meeting in favour of the Pembina Share Issuance Resolution and all matters related thereto.

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Procedure for the Arrangement to Become Effective

Procedural Steps

The Arrangement is proposed to be carried out pursuant to Section 193 of the ABCA. The following procedural steps must be taken in order for the Arrangement to become effective:

(a)	the Provident Arrangement Resolution must be approved by the Provident Shareholders at the Provident Meeting in the manner set forth in the Interim Order;
(b)	the Pembina Share Issuance Resolution must be approved by the Pembina Shareholders at the Pembina Meeting;
(c)	the Court must grant the Final Order approving the Arrangement;
(d)	all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate Party; and
(e)	the Final Order, the Articles of Arrangement and related documents in the form prescribed by the ABCA must be filed with the Registrar.

There is no assurance that the conditions set out in the Arrangement Agreement will be satisfied or waived on a timely basis or at all.

Provident Shareholder Approval

Pursuant to the terms of the Interim Order, the Provident Arrangement Resolution must, subject to further order of the Court, be approved by at least 66 ⅔% of the votes cast by the Provident Shareholders present in person or represented by proxy at the Provident Meeting. See "Procedure for the Arrangement to Become Effective – Shareholder Approvals" and "Matters to be Considered at the Provident Meeting".

Pembina Shareholder Approval

The Pembina Share Issuance Resolution must be approved by a majority of the votes cast by the Pembina Shareholders present in person or represented by proxy at the Pembina Meeting. If the Pembina Share Issuance Resolution is not approved by Pembina Shareholders, the Arrangement cannot be completed. See "Procedure for the Arrangement to Become Effective – Shareholder Approvals" and "Matters to be Considered at the Pembina Meeting".

Court Approval

On February 17, 2012, Provident obtained the Interim Order providing for the calling and holding of the Provident Meeting and other procedural matters. The Interim Order is attached as Appendix C to this Circular.

The Arrangement requires Court approval. Subject to the terms of the Arrangement Agreement, if the Provident Arrangement Resolution and the Pembina Share Issuance Resolution are approved at the Provident Meeting and the Pembina Meeting, respectively, Provident will make an application to the Court for the Final Order at the Court House, 601 - 5th Street, S.W., Calgary, Alberta, Canada, on March 27, 2012 at 2:00 p.m. (Calgary time) or as soon thereafter as counsel may be heard. The Notice of Originating Application for the Final Order accompanies this Circular. At the application, the Court will be requested to consider the fairness of the Arrangement. See "Procedure for the Arrangement to Become Effective — Court Approval".

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Regulatory Approvals

The Arrangement Agreement provides that receipt of all required regulatory approvals, including under the Competition Act and the HSR Act, is a condition precedent to the Arrangement becoming effective.

Stock Exchange Listings

Provident is a reporting issuer under the securities laws of each province of Canada and the Provident Shares are registered pursuant to Section 12 of the 1934 Act. The Provident Shares are listed and posted for trading on the TSX under the symbol "PVE" and on the NYSE under the symbol "PVX". The Provident 5.75% Debentures E Series are listed and posted for trading on the TSX under the symbol "PVE.DB.E" and the Provident 5.75% Debentures F Series are listed and posted for trading on the TSX under the symbol "PVE.DB.F".

On January 13, 2012, the last trading day on which the Provident Shares and Provident Debentures traded prior to announcement of the Arrangement, the closing price of the Provident Shares on the TSX and the NYSE was $9.51 and US$9.31, respectively, and the closing price of the Provident 5.75% Debentures E Series and Provident 5.75% Debentures F Series was $107.00 and $103.10, respectively. On February 16, 2012, the closing price of the Provident Shares on the TSX and the NYSE was $12.10 and US$12.13, respectively, and the closing price of the Provident 5.75% Debentures E Series and Provident 5.75% Debentures F Series was $118.00 and $107.50, respectively.

Pembina is a reporting issuer under the securities laws of each province of Canada. The Pembina Shares are listed and posted for trading on the TSX under the symbol "PPL" and the Pembina Debentures are listed and posted for trading on the TSX under the symbol "PPL.DB.C". Following completion of the Arrangement, the Pembina Shares will be registered pursuant to Section 12 of the 1934 Act. See "Information for United States Shareholders".

On January 13, 2012, the last trading day on which the Pembina Shares and Pembina Debentures traded prior to announcement of the Arrangement, the closing price of the Pembina Shares and the Pembina Debentures on the TSX was $27.90 and $106.80, respectively. On February 16, 2012, the closing price of the Pembina Shares and the Pembina Debentures on the TSX was $28.83 and $109.45, respectively.

It is anticipated that the Provident Shares will be delisted from the TSX and the NYSE following completion of the Arrangement. For information with respect to the trading history of the Pembina Shares and Provident Shares, see "Information Concerning Pembina Pipeline Corporation – Price Range and Trading Volumes" and "Information Concerning Provident Energy Ltd. – Price Range and Trading Volumes", as applicable.

It is a condition to the completion of the Arrangement that the TSX shall have conditionally approved the listing of the Pembina Shares to be issued to Provident Shareholders pursuant to the Arrangement. The TSX has conditionally approved the listing of the Pembina Shares to be issued to Provident Shareholders pursuant to the Arrangement, the supplemental listing of the Provident Debentures to be assumed by Pembina and the listing of the Pembina Shares issuable on conversion of the Provident Debentures following the Effective Date on the TSX. Listing is subject to Pembina fulfilling all of the listing requirements of the TSX. Pembina intends to apply to list the Pembina Shares on the NYSE, including the Pembina Shares issuable upon conversion of the Provident Debentures following the Effective Date (but not the Provident Debentures to be assumed by Pembina). Listing will be subject to Pembina fulfilling all of the listing requirements of the NYSE. However, no assurance can be made that listing of the Pembina Shares on the NYSE will occur in a timely manner, or at all.

Securities Law Matters

Pembina Shares to be issued under the Arrangement to Provident Shareholders will be issued in reliance on exemptions from prospectus requirements of applicable Canadian securities laws. The Pembina Shares will generally be freely tradable (other than as a result of any control block restrictions which may arise by virtue of the ownership thereof) under applicable securities laws in Canada.

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The Pembina Shares issuable to Provident Shareholders pursuant to the Arrangement will be, following completion of the Arrangement, freely tradable under the 1933 Act, except by persons who will be "affiliates" of Pembina after the Effective Date or were affiliates of Pembina within 90 days before the Effective Date. Any resale of such Pembina Shares by such an affiliate (or former affiliate) may be subject to the registration requirements of the 1933 Act, absent an exemption therefrom. See "Procedure for the Arrangement to Become Effective – Securities Law Matters – United States".

Procedure for Election and Exchange of Provident Share Certificates

A copy of the Provident Letter of Transmittal and Election Form is enclosed with this Circular. To receive the Pembina Shares issuable pursuant to the Arrangement, the enclosed Provident Letter of Transmittal and Election Form must be duly completed, executed and returned with the certificate(s) representing Provident Shares, and any other documentation as provided in the Provident Letter of Transmittal and Election Form, to the offices of the Depositary specified in the Provident Letter of Transmittal and Election Form. Additional copies of the Provident Letter of Transmittal and Election Form will also be available by contacting the Depositary at 1-800-564-6253.

Provident Shareholders who are not Non-Resident Shareholders may elect to be Exchanging Provident Shareholders and directly exchange their Provident Shares with Pembina for Pembina Shares rather than exchanging their Provident Shares for Pembina Shares upon the amalgamation of Provident and AcquisitionCo. A Provident Shareholder who is not a Non-Resident Shareholder and who wishes to elect to be an Exchanging Provident Shareholder must check the box provided in the Provident Letter of Transmittal and Election Form and deposit with the Depositary a duly completed and executed Provident Letter of Transmittal and Election Form together with the certificates representing their Provident Shares and any other documents required by the Provident Letter of Transmittal and Election Form to be received by the Depositary no later than 4:30 p.m. (Calgary time) on March 26, 2012. Provident Shareholders who do not elect to be Exchanging Provident Shareholders will receive their Pembina Shares as a result of the Amalgamation forming part of the Arrangement.

A Provident Shareholder who is considering making an election to be an Exchanging Provident Shareholder is urged to review the information in the Circular under the heading "Certain Canadian Federal Income Tax Considerations - Certain Canadian Federal Income Tax Considerations for Holders Resident in Canada - Disposition of Provident Shares by Exchanging Provident Shareholders" and should consult with its own tax advisor prior to submitting the Provident Letter of Transmittal and Election Form.

Provident Shareholders whose Provident Shares are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their Provident Shares. See "Procedure for the Arrangement to Become Effective – Procedure for Election and Exchange of Provident Share Certificates".

The Provident Debentures have been issued in "book-entry only" form. Accordingly, CDS & Co. is the sole registered holder of the Provident Debentures. If the Arrangement is completed, CDS & Co. will take such steps as are necessary to reflect the assumption of the Provident Debentures by Pembina and CDS & Co. and the applicable participants will make any required adjustment through the book-entry only system to the beneficial owners of the Provident Debentures. Holders of Provident Debentures do not need to submit a Provident Letter of Transmittal and Election Form in order for the applicable adjustments to take effect.

Dissent Rights

Pursuant to the Interim Order, registered Provident Shareholders have the right to dissent with respect to the Provident Arrangement Resolution by providing a written objection to the Provident Arrangement Resolution to Provident, c/o Norton Rose Canada LLP, Suite 3700, 400 – 3rd Avenue S.W., Calgary, Alberta, T2P 4H2, Attention: Jack C. MacGillivray, by 5:00 p.m. (Calgary time) on March 23, 2012 or the last Business Day immediately preceding the date of any adjournment of the Provident Meeting.

In the event the Arrangement becomes effective, each Provident Shareholder who properly dissents and becomes a Provident Dissenting Shareholder will be entitled to be paid the fair value of the Provident Shares in respect of which such holder dissents in accordance with Section 191 of the ABCA, as modified by the Interim Order. A Provident Shareholder who votes for the Arrangement shall not be entitled to dissent. A Provident Dissenting Shareholder may dissent only with respect to all of the Provident Shares held by such Provident Dissenting Shareholder. See Appendices C and D for a copy of the Interim Order and the provisions of Section 191 of the ABCA, respectively.

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The statutory provisions covering the right to dissent are technical and complex. Failure to strictly comply with such requirements set forth in Section 191 of the ABCA, as modified by the Interim Order, may result in the loss of any right to dissent. Persons who are beneficial owners of Provident Shares registered in the name of a broker, dealer, bank, trust company or other nominee who wish to dissent should be aware that only the registered holder is entitled to dissent. Accordingly, a beneficial owner of Provident Shares desiring to exercise Dissent Rights must make arrangements for such beneficially owned Provident Shares to be registered in such holder's name prior to the time the written objection to the Provident Arrangement Resolution is required to be received by Provident, or alternatively, make arrangements for the registered holder of such Provident Shares to dissent on such holder's behalf. Pursuant to Section 191 of the ABCA, a Provident Shareholder is only entitled to dissent to all of the Provident Shares held by such Provident Dissenting Shareholder or on behalf of any one beneficial owner and registered in the name of the Provident Dissenting Shareholder. See "Dissent Rights" and Appendix D.

The Arrangement Agreement provides that, unless otherwise waived by Pembina, it is a condition to the completion of the Arrangement that Provident Shareholders holding less than 5% of the outstanding Provident Shares shall have exercised Dissent Rights in respect of the Arrangement that have not been withdrawn as of the Effective Date. See "Dissent Rights".

Summary of Canadian Federal Income Tax Considerations

Generally, Provident Shareholders who are residents of Canada, are not Exchanging Provident Shareholders, and hold their Provident Shares as capital property will not realize a capital gain (or a capital loss) upon the exchange of Provident Shares for Pembina Shares under the Arrangement.

Provident Shareholders who are not resident in Canada and hold their Provident Shares as capital property will generally not realize a capital gain (or capital loss) under the Arrangement under applicable Canadian federal income tax laws unless such Provident Shares constitute "taxable Canadian property" to such Provident Shareholders.

A Provident Shareholder who duly elects to be an Exchanging Provident Shareholder may choose to recognize all of the capital gain (or capital loss) that would otherwise be realized on the exchange by including such capital gain (or capital loss) in the computation of the Provident Shareholder's income for the taxation year in which the exchange occurs.

This Circular contains a summary of the principal Canadian federal income tax considerations applicable to Provident Shareholders in respect of the steps comprising the Arrangement, and the above comments are qualified in their entirety by reference to such summary. For more information, see "Certain Canadian Federal Income Tax Considerations".

Summary of Certain United States Federal Income Tax Considerations

The Arrangement should qualify as a tax-deferred transaction under the Internal Revenue Code of 1986, as amended (the "Code"). In accordance with this treatment, U.S. Holders, as defined below, generally will not recognize gain or loss for U.S. federal income tax purposes with respect to the exchange of Provident Shares for Pembina Shares. U.S. Holders are urged to consult their tax advisors regarding the specific tax consequences of the Arrangement to them.

The Circular contains a discussion of certain U.S. federal income tax consequences of the Arrangement applicable to Provident Shareholders who are U.S. Holders. The above comments are qualified in their entirety by reference to that discussion. See "Certain United States Federal Income Tax Considerations".

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Other Tax Considerations

This Circular discusses certain Canadian and United States federal income tax considerations applicable to Provident Shareholders. Tax consequences to Provident Shareholders who are resident in jurisdictions other than Canada or the United States are not discussed, such Provident Shareholders should consult their tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions and with respect to the tax implications in such jurisdictions of owning Pembina Shares after the Arrangement. All Provident Shareholders should consult their tax advisors regarding the provincial, state, local and territorial tax consequences of the Arrangement and of holding Pembina Shares.

Timing

Subject to all conditions precedent to the Arrangement as set forth in the Arrangement Agreement being satisfied or waived by the appropriate Party, the Arrangement will become effective upon the filing with the Registrar of a copy of the Final Order and the Articles of Arrangement. If the Provident Meeting and the Pembina Meeting are held and the Provident Arrangement Resolution and the Pembina Share Issuance Resolution are approved by the requisite majorities, Provident will apply to the Court for the Final Order approving the Arrangement. If the Final Order is obtained on March 27, 2012, in form and substance satisfactory to Pembina and Provident and all other conditions specified in the Arrangement Agreement are satisfied or waived, Pembina and Provident expect the Effective Date to occur on or as soon as practicable after April 1, 2012. It is not possible, however, to state with certainty when the Effective Date will occur. The Effective Date could be delayed, however, for a number of reasons, including a delay in receiving required regulatory approvals, an objection before the Court in the hearing of the application for the Final Order.

Selected Unaudited Pro Forma Financial Information for Pembina

The Circular contains certain unaudited pro forma financial information for Pembina after giving effect to the Arrangement for the year ended December 31, 2010 and for the nine month period ended September 30, 2011.

These tables should be read in conjunction with the unaudited pro forma consolidated financial statements of Pembina for the year ended December 31, 2010 and the nine month period ended September 30, 2011, including the notes thereto, attached as Appendix G to this Circular. Reference should also be made to: (a) the Pembina Annual Financial Statements; (b) the Provident Annual Financial Statements; and (c) the Provident Interim Financial Statements, each of which are incorporated by reference herein. See "Pro Forma Information of Pembina After Giving Effect to the Arrangement".

Risk Factors

Provident Shareholders voting in favour of the Provident Arrangement Resolution and Pembina Shareholders voting in favour of the Pembina Share Issuance Resolution will be choosing to combine the businesses of Provident and Pembina and, in the case of Provident Shareholders, to invest in Pembina Shares. The Arrangement and investment in Pembina Shares involves risks.

An investment in Pembina Shares is subject to certain risks, which are generally associated with an investment in shares of a pipeline, midstream and marketing corporation. The following is a list of certain additional risk factors associated with the Arrangement and the investment in Pembina Shares which Provident Shareholders and Pembina Shareholders should carefully consider before approving the Provident Arrangement Resolution and Pembina Share Issuance Resolution, as applicable:

•	Provident and Pembina may not realize the anticipated benefits of the Arrangement;
•	risks related to the integration of Provident's and Pembina's existing businesses, including that Provident Shareholders and Pembina Shareholders (as well as the respective creditors) will be exposed to additional business risks not previously applicable to their investments;
•	risks relating to the income tax consequences of the Arrangement and the taxation of the combined entity;
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•	risk that the Pembina Shares may not be listed for trading on the NYSE;
•	Shareholders may suffer additional dilution;
•	liabilities inherent in midstream operations;
•	failure to realize anticipated benefits of acquisitions and dispositions;
•	general economic conditions in Canada, the United States and globally;
•	industry conditions, including commodity price volatilities and other factors that may affect the marketability of oil, natural gas and natural gas liquids;
•	liabilities inherent in a pipeline and a midstream and marketing business;
•	governmental regulation of Provident's and Pembina's businesses, including environmental regulation;
•	variation in foreign exchange rates and interest rates;
•	failure to obtain industry partner and other third party consents and approvals, when required;
•	stock market volatility and market valuations;
•	competition for, among other things, capital and skilled personnel; and
•	the inability to obtain required consents, permits or approvals to the Arrangement, including shareholder, Court or regulatory approvals.

The risk factors listed above are an abbreviated list of risk facts summarized elsewhere in this Circular, the Pembina AIF, the Pembina Annual MD&A, the Provident AIF, the Provident Annual MD&A and the Provident Interim MD&A, each of which are incorporated herein by reference. See "Pro Forma Information of Pembina After Giving Effect to the Arrangement – Risk Factors". Provident Shareholders and Pembina Shareholders should carefully consider all such risk factors.

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THE ARRANGEMENT

Background to the Arrangement

Pembina

The Pembina Board and senior management of Pembina have regularly discussed opportunities to better realize the potential of Pembina's asset portfolio and energy infrastructure expertise, as well as Pembina's overall position in the industry. In that regard, Pembina continuously considers the possibility of strategic transactions with various industry participants. Commencing November 25, 2011, certain executive officers of Pembina, together with its financial advisor, Scotia, and its legal counsel, Blake, Cassels & Graydon LLP, began to explore the possibility of pursuing a business combination of Pembina and Provident based upon publicly available information about Provident. Having concluded that, based on certain assumptions, such a combination could be beneficial to Pembina, senior management prepared its assessment of a possible acquisition of Provident by Pembina, including the rationale in support of such a transaction.

At a regularly scheduled meeting of the Pembina Board on December 1, 2011, following all of the business to be conducted at the meeting other than considering the possibility of a strategic transaction, senior management advised the Pembina Board that it was interested in pursuing a potential strategic transaction, and that Provident was the potential counterparty to the transaction. Mr. Randall Findlay, a director of both Pembina and Provident, and Allan Edgeworth and Myron Kanik, both directors of a competitor of Pembina, each disclosed the nature and extent of a conflict or potential conflict of interest, and confirmed each would be recusing themselves from participation in considering, and in voting on, matters relating to the proposed transaction. The recused directors left the meeting. Senior management then presented its analysis to the remaining members of the Pembina Board regarding the possible acquisition of Provident by Pembina. Management's presentation was supplemented by a presentation by Scotia representatives. The Pembina Board discussed general trends, and Pembina's overall position in the energy infrastructure industry and the advisability of entering into a combination transaction with Provident. The Pembina Board, with the recused directors absent, directed Pembina senior management to draft a non-binding proposal (the "Pembina Proposal") with respect to the business combination of Pembina and Provident. The Pembina Board also formed a special committee (the "Pembina Special Committee") for the purpose of evaluating this transaction. The Pembina Special Committee was comprised of all of the directors of Pembina other than Messrs. Edgeworth, Findlay and Kanik.

On December 5, 2011, the Pembina Special Committee met with Pembina's senior management as well as Pembina's financial and legal advisors to receive updated financial and legal advice regarding the terms of a potential transaction, including the impact of such a transaction on Pembina Shareholders and other stakeholders. At this meeting, Scotia presented its financial analysis of the potential transaction to the Pembina Board. Blake, Cassels & Graydon LLP provided the Pembina Board with legal advice as to the structural considerations involved in a potential transaction with Provident and the legal and fiduciary duties and responsibilities of the Pembina Board in evaluating the proposed transaction. Following the review, the Pembina Special Committee authorized Mr. Robert Michaleski, the President and Chief Executive Officer of Pembina, to contact Mr. Douglas Haughey, President and Chief Executive Officer of Provident, and present the Pembina Proposal to Provident.

During the morning of December 7, 2011 Mr. Michaleski called Mr. Haughey and requested a meeting. Mr. Michaleski and Mr. Haughey met at noon that day and Mr. Michaleski presented the Pembina Proposal to Mr. Haughey.

Mr. Haughey and Mr. Michaleski met again on December 14, 2011 regarding specific aspects of the Pembina Proposal. The Chief Executive Officers of Pembina and Provident continued preliminary discussions as to the financial and other parameters of a possible business combination transaction.

On December 16, 2011, the Pembina Special Committee met with its legal and financial advisors to review certain operational and financial analysis performed by Scotia and to continue to review the structure and terms of a potential transaction. At this meeting, the Pembina Special Committee approved an amendment to the Pembina Proposal. Following this meeting, Mr. Michaleski delivered an amended Pembina Proposal to Mr. Haughey during the afternoon of December 16, 2011. Following this meeting, the Chief Executive Officers of Pembina and Provident continued preliminary discussions as to the terms of a possible business combination transaction.

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Mr. Haughey and Mr. Michaleski met again the morning of December 20, 2011 to further discuss aspects of the Pembina Proposal.

Mr. John Zaozirny, Chair of the Provident Board, met with Mr. Lorne Gordon, Chair of the Pembina Board, on December 21, 2011 to discuss certain aspects of the Pembina Proposal, including Provident representation on the Pembina Board.

On December 22, 2011, the Pembina Special Committee met with its legal and financial advisors to review certain operational and financial analysis performed by Scotia and to continue to review the structure and terms of a potential transaction. Following this meeting, the Pembina Special Committee recommended that the Pembina Chair and senior management continue to discuss with Provident the terms of a possible combination transaction.

Mr. Haughey and Mr. Michaleski met again in the early afternoon of December 22, 2011 where they discussed, among other things, the detailed terms of the revised Pembina Proposal. Later that afternoon, Mr. Haughey advised Mr. Michaleski that the Provident Board had agreed to pursue negotiation of a potential transaction between the parties based on an indicative share exchange ratio, subject to confirmatory due diligence and agreement between the parties with respect to the terms of a definitive transaction agreement.

On December 23, 2011 Pembina and Provident entered into the Confidentiality Agreement to enable mutual due diligence on each other's business operations. The Confidentiality Agreement also contained Provident's covenant to negotiate exclusively with Pembina until 5:00 p.m. on January 16, 2012.

Over the holiday season and for the first two weeks of January, 2012, each of Pembina and Provident and their respective legal counsel conducted a review of non-public information of the other to the extent permitted under applicable Law and the terms of applicable confidentiality agreements with third parties. On Thursday, December 29, 2011, Provident management provided a comprehensive business presentation to Pembina management and its advisors. On Wednesday, January 4, 2012, Pembina management provided a comprehensive business presentation to Provident management and its advisors.

Each party's review included extensive due diligence of the other and its assets, including with respect to potential synergies, capital structure, operations, environmental, financial, accounting, tax, human resources and corporate matters. Negotiations of the terms of the Arrangement Agreement also commenced in the last week of December, 2011.

The Pembina Special Committee met on January 15, 2012 to review and consider the specific transaction terms that had been negotiated, the merits to Pembina of entering into such a transaction and the proposed final terms of the Arrangement Agreement that resulted from the negotiations with Provident. At this meeting, Scotia delivered its verbal opinion that, as of January 15, 2012, and based upon and subject to the various assumptions, explanations, qualifications and limitations set forth in its opinion, the consideration to be paid to the Provident Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Pembina Shareholders. Scotia subsequently delivered its written opinion dated January 15, 2012 addressed to the Pembina Board, which is contained in Appendix F to this Circular. Blake, Cassels & Graydon LLP reviewed the material terms of the proposed Arrangement Agreement with the Pembina Special Committee and advised the Pembina Special Committee on the resolution of the final matters under negotiation and reiterated fiduciary duties and responsibilities of board members with respect to the proposed transaction. Management presented a summary of the due diligence work that had been completed. The Pembina Special Committee reviewed the negotiation process with management and discussed the proposed final terms of the Arrangement Agreement and the verbal fairness opinion of Scotia. After the Pembina Special Committee considered, among other things, the terms of the Arrangement Agreement, the verbal fairness opinion of Scotia and the impact of the proposed transaction on the various stakeholders of Pembina, the Pembina Special Committee unanimously resolved to recommend to the Pembina Board that the Pembina Board authorize and approve the execution and delivery of the Arrangement Agreement by Pembina, determine that the Arrangement is fair to Pembina Shareholders and is in the best interests of Pembina and recommend that Pembina Shareholders vote in favour of the Pembina Share Issuance Resolution. Following receipt of the recommendation of the Pembina Special Committee and the advice and assistance of the legal and financial advisors, the Pembina Board carefully evaluated the terms of the proposed Arrangement, and (with Messrs. Edgeworth, Findlay and Kanik absent): (a) determined that the Arrangement is fair to Pembina Shareholders; (b) determined that the Arrangement and the entering into of the Arrangement Agreement are in the best interests of Pembina; (c) approved the entering into of the Arrangement Agreement; and (d) resolved to recommend that Pembina Shareholders vote in favour of the Pembina Share Issuance Resolution.

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Provident and Pembina signed the Arrangement Agreement late on January 15, 2012. Concurrently with the execution of the Arrangement Agreement, the Provident Supporting Shareholders delivered the Provident Support Agreements to Pembina and the Pembina Supporting Shareholders delivered the Pembina Support Agreements to Provident. Provident and Pembina issued a joint press release announcing the Arrangement prior to the opening of the markets on January 16, 2012.

On February 15, 2012 the Pembina Board met and considered this Circular and various other matters relating to the proposed Arrangement and the Pembina Meeting. At this meeting, the directors unanimously (other than Messrs. Edgeworth, Findlay and Kanik who recused themselves from the process due to potential conflicts of interest described above) resolved to approve the contents of this Circular, the mailing of the Circular to the Pembina Shareholders and various other matters relating to the proposed Arrangement and the Pembina Meeting and confirmed its recommendation that Pembina Shareholders vote in favour of the Pembina Share Issuance Resolution.

Reasons for the Arrangement - Pembina

In reaching the above-described determinations and making such approvals the Pembina Board considered, among other things (including those matters described under "— Attributes of the Arrangement"), the following factors and potential benefits and risks of the Arrangement:

•	Pembina Shareholders will benefit from the growth opportunities associated with the combined entity, which is anticipated to be a larger, stronger and more diverse company than Pembina as it currently exists;
•	Scotia provided its opinion, the full text of which can be found at Appendix F to this Circular, that, as of January 15, 2012, and based upon and subject to the various assumptions, explanations, qualifications and limitations set forth in its opinion, the consideration to be paid to the Provident Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Pembina Shareholders. See "— Pembina Fairness Opinion"; and
•	a majority of the votes cast by Pembina Shareholders at the Pembina Meeting are required to approve the Pembina Share Issuance Resolution. If the Pembina Share Issuance Resolution is not approved, the Arrangement cannot proceed as proposed.

The information and factors described above and considered by the Pembina Board in reaching its determinations and making its approvals are not intended to be exhaustive but include material factors considered by the Pembina Board. In view of the wide variety of factors considered in connection with its evaluation of the Arrangement and the complexity of these matters, the Pembina Board did not find it useful to, and did not attempt to, quantify, rank or otherwise assign relative weights to these factors. In addition, individual members of the Pembina Board may have given different weight to different factors.

Background to the Arrangement

Provident

During the morning of Wednesday, December 7, 2011 Mr. Robert Michaleski, the President and Chief Executive Officer of Pembina, called Mr. Douglas Haughey, the President and Chief Executive Officer of Provident, and requested a meeting. Mr. Michaleski and Mr. Haughey met at noon that day and Mr. Michaleski presented the Pembina Proposal with respect to the combination of Pembina and Provident. That afternoon, Mr. Haughey advised Provident management and the Provident Board of the Pembina Proposal. Over the next four days, Provident management met with its financial advisor, TD, reviewing certain initial financial analyses of the Pembina Proposal.

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In advance of a Provident Board meeting scheduled for Sunday, December 11, 2011 to review the Pembina Proposal, Mr. Randall Findlay, a director of both Provident and Pembina, and Hugh Fergusson, a director of a competitor of Provident, each disclosed the nature and extent of a conflict or potential conflict of interest, and confirmed each would be recusing themselves from participation in considering, and in voting on, matters relating to the proposed transaction with Pembina. As a result, the recused directors did not attend the Provident Board meeting on December 11, 2011 or any subsequent board meetings relating to the Pembina Proposal.

At the Provident Board meeting on Sunday, December 11, 2011, Provident management and TD presented their initial analysis of the Pembina Proposal. Macleod Dixon LLP (now Norton Rose Canada LLP) provided the Provident Board with a summary of its legal duties and responsibilities in relation to considering the Pembina Proposal and potential alternative strategic courses of action.

Mr. Haughey and Mr. Michaleski met again on Wednesday, December 14, 2011 regarding specific aspects of the Pembina Proposal. The Chief Executive Officers of Pembina and Provident continued preliminary discussions as to the financial and other parameters of a possible business combination transaction.

On December 16, 2011, Mr. Haughey and Mr. Michaleski met again and Mr. Michaleski delivered an amended Pembina Proposal to Mr. Haughey.

The Provident Board met again on Sunday, December 18, 2011 to further discuss the merits of the Pembina Proposal. The Provident Board received updates from Provident management and TD on the work performed in analysing the Pembina Proposal. The Provident Board received advice from TD on the financial and business merits and challenges associated with the Pembina Proposal. Macleod Dixon LLP further briefed the directors of Provident on their legal duties and responsibilities in considering the Pembina Proposal and in considering alternative strategic courses of actions. After a thorough consideration of the pertinent issues, the Provident Board authorized management to proceed with further negotiations with respect to the Pembina Proposal.

Mr. Haughey and Mr. Michaleski met again the morning of Tuesday, December 20, 2011 to further discuss aspects of the Pembina Proposal. Mr. Haughey subsequently met with Provident management and advisors to review the status of discussions.

Mr. John Zaozirny, Chair of the Provident Board, met with Mr. Lorne Gordon, Chair of the Pembina Board, on Wednesday, December 21, 2011 to discuss certain aspects of the Pembina Proposal, including Provident representation on the Pembina Board.

Mr. Haughey and Mr. Michaleski met again in the early afternoon of Thursday, December 22, 2011 where they discussed, among other things, the terms of the revised Pembina Proposal.

The Provident Board met later in the afternoon of Thursday, December 22, 2011. At this meeting, the Chief Executive Officers of Pembina and Provident agreed to pursue negotiation of a potential transaction between the parties based on an indicative share exchange ratio, subject to confirmatory due diligence and agreement between the parties with respect to the terms of a definitive transaction agreement. After receiving an update from Provident management and TD, including the terms of the revised Pembina Proposal, the Provident Board authorized Provident management to move forward with the proposed discussions.

On Friday, December 23, 2011 Pembina and Provident entered into the Confidentiality Agreement to enable mutual due diligence on each other's businesses and operations. The Confidentiality Agreement also contained Provident's covenant to negotiate exclusively with Pembina until 5:00 p.m. (Calgary time) on January 16, 2012.

Over the holiday season and for the first two weeks of January, 2012, each of Pembina and Provident and their respective legal counsel conducted a review of confidential non-public information of the other, to the extent permitted by applicable Law and the terms of applicable confidentiality agreements with third parties with a view to negotiating the terms of a business combination. On Thursday, December 29, 2011, Provident management provided a comprehensive business presentation to Pembina management and its advisors. On Wednesday, January 4, 2012, Pembina management provided a comprehensive business presentation to Provident management and its advisors.

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Each party's review included due diligence of the other and its assets, including with respect to potential synergies, capital structure, operations, environmental, financial, accounting, tax, human resources, and corporate matters. The parties also reviewed in depth the implications of the preferred structure of the Arrangement. Negotiations of the terms of the Arrangement Agreement also commenced in the last week of December, 2011.

Subsequent discussions were held by management of Provident and Pembina, with the support of their respective financial and legal advisors, in connection with the possible financial parameters, terms and structure of a business combination.

The Provident Board met again during the afternoon of Wednesday, January 11, 2012 and received an update from Provident management, TD and Norton Rose Canada LLP. TD updated the Provident Board regarding its financial analysis. Norton Rose Canada LLP advised the Provident Board on the status of the negotiations of the terms of the Arrangement Agreement and Plan of Arrangement to date. Mr. Haughey reported on the discussions with Mr. Michaleski relating to the proposed transaction during the preceding week.

The Provident Board met again late Sunday afternoon, January 15, 2012 to review and consider the specific transaction terms that had been negotiated, the merits to Provident and the Provident Shareholders of entering into the proposed transaction and the proposed Arrangement Agreement and Plan of Arrangement that resulted from the negotiations with Pembina. TD provided its opinion to the Provident Board that, as of the date of their opinion and subject to and based on customary assumptions, qualifications and limitations, the consideration to be paid to the Provident Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Provident Shareholders, and that the treatment of the Provident Debentures under the Arrangement is fair, from a financial point of view, to the Provident Debentureholders. TD subsequently delivered its written opinion dated January 15, 2012 addressed to the Provident Board, which is contained in Appendix E to this Circular. Norton Rose Canada LLP presented to the Provident Board the material terms of the proposed Arrangement Agreement and Plan of Arrangement, advised the Provident Board on the resolution of the final matters under negotiation and its fiduciary duties and responsibilities with respect to the proposed transaction. Management presented a summary of the due diligence work that had been completed. The Provident Board reviewed the negotiation process with management, discussed the proposed final terms of the Arrangement Agreement and the fairness opinion of TD. After the Provident Board considered, among other things, the review of alternative courses of action that had been conducted, the terms of the Arrangement Agreement, the fairness opinion of TD and the impact of the proposed transaction on the various stakeholders of Provident (including the Provident Debentureholders), the Provident Board resolved to authorize Provident to enter into the Arrangement Agreement. The Provident Board voted unanimously (other than Messrs. Findlay and Fergusson who recused themselves from the process of considering the Arrangement as a result of potential conflicts of interest) in favour of such resolution. Provident and Pembina signed the Arrangement Agreement late on January 15, 2012. Concurrently with the execution of the Arrangement Agreement, the Provident Supporting Shareholders delivered the Provident Support Agreements to Pembina and the Pembina Supporting Shareholders delivered the Pembina Support Agreements to Provident. Provident and Pembina issued a joint press release announcing the Arrangement prior to the opening of the markets on January 16, 2012.

On February 17, 2012 the Provident Board met and considered this Circular and various other matters relating to the proposed Arrangement and the Provident Meeting. At this meeting, the directors unanimously (other than Messrs. Findlay and Fergusson who recused themselves from the process of considering the Arrangement as a result of potential conflicts of interest) resolved to approve the contents of this Circular, the mailing of the Circular to the Provident Shareholders and various other matters relating to the proposed Arrangement and the Provident Meeting and unanimously confirmed its recommendation that Provident Shareholders vote in favour of the Provident Arrangement Resolution.

Reasons for the Arrangement - Provident

Following receipt of the advice and assistance of the financial advisors and legal counsel, the Provident Board carefully evaluated the terms of the proposed Arrangement, and at a meeting of the Provident Board held on January 15, 2012, the Provident Board unanimously (other than recused directors) (a) determined that (i) the Arrangement is fair to Provident Shareholders and Provident Debentureholders; and (ii) the Arrangement and the entering into of the Arrangement Agreement are in the best interests of Provident; (b) approved the entering into of the Arrangement Agreement; and (c) resolved to recommend that Provident Shareholders vote in favour of the Arrangement. In reaching these determinations and making these approvals the Provident Board considered, among other things, the following factors and potential benefits and risks of the Arrangement:

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•	the Arrangement was determined to be the preferred strategic alternative available to Provident and the Provident Shareholders following a thorough review of alternative strategic courses of action conducted by Provident, which included advice from TD and Norton Rose Canada LLP;
•	the Provident Exchange Ratio represented an approximately 26% premium for the Provident Shares to the 20-day weighted average trading price of such shares immediately prior to the announcement of the Arrangement;
•	Provident Shareholders would benefit from a 27.5% increase in dividends under the proposed terms of the Arrangement;
•	Provident Shareholders will continue to participate in the growth opportunities associated with Provident's historic business and Pembina's business, as the combined corporation is anticipated to be a stronger, more diversified and more efficient company;
•	TD provided its opinion, the full text of which can be found at Appendix E to this Circular, that, as of January 15, 2012, and subject to certain assumptions, qualifications and limitations, the consideration to be paid to the Provident Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Provident Shareholders, and the treatment of the Provident Debentures under the Arrangement is fair, from a financial point of view, to the Provident Debentureholders. See "— Provident Fairness Opinion";
•	the exchange of Provident Shares for Pembina Shares will generally be tax-deferred for Provident Shareholders and the Arrangement allows certain Canadian Provident Shareholders to elect to have the Arrangement treated as a taxable event;
•	under the Arrangement Agreement, until the time that the Provident Arrangement Resolution is approved, the Provident Board retains the ability to consider and respond to Superior Proposals on the specific terms and conditions set forth in the Arrangement Agreement;
•	at least 66 ⅔% of the votes cast by Provident Shareholders at the Provident Meeting are required to approve the Provident Arrangement Resolution;
•	the Provident Shareholders have the ability to exercise their Dissent Rights; and
•	the Arrangement requires approval by the Court.

The information and factors described above and considered by the Provident Board in reaching its determinations and making its approvals are not intended to be exhaustive but include material factors considered by the Provident Board. In view of the wide variety of factors considered in connection with its evaluation of the Arrangement and the complexity of these matters, the Provident Board did not find it useful to, and did not attempt to, quantify, rank or otherwise assign relative weights to these factors. In addition, individual members of the Provident Board may have given different weight to different factors.

Attributes of the Arrangement

Both Pembina and Provident expect the combined entity, after completion of the Arrangement, to offer the following benefits for shareholders of both Pembina and Provident:

•	Scale and Scope. A substantially larger and more diversified portfolio of businesses across the energy infrastructure value chain;
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•	Integrated Service Offering. A highly integrated suite of services being offered to customers through the combination of Pembina's liquids transportation, gas services, and midstream and marketing segments and Provident's capabilities in NGL extraction, fractionation, storage, transportation and logistics, permitting both a diversification of business and strengthening the value proposition for both companies' shareholders and customers;
•	Key Growth Areas. Extensive energy infrastructure businesses located in key growth regions and resource plays including: Montney, Duvernay, Alberta Deep Basin, Pelican Lake heavy oil, Athabasca oil sands, Cardium, Swan Hills, Bakken, Marcellus and Utica;
•	Expanded Footprint. Greater access to NGL barrels as well as increased capability to store, process and market barrels across key North America hubs including Edmonton, Sarnia and Mont Belvieu. The combined entity will have operations in key market areas for NGL and crude oil in close proximity to pipelines, rail and truck facilities, storage, fractionation, petrochemical and refining customers;
•	Strong Leadership Team. An experienced management team with a strong focus on being a responsible, reliable operator and a trusted member of the community;
•	Substantial Growth Opportunities. The combined entity will be a larger entity capable of pursuing more complex growth projects at an accelerated pace including an aggregate capital program of approximately $700 million of announced spending in 2012 (Pembina has previously announced $550 million and Provident has previously announced $150 million). Major near-term projects for the combined entity after completion of the Arrangement include:
•	Saturn and Resthaven liquids extraction facilities;
•	Peace NGL pipeline expansion;
•	Redwater liquids storage development; and
•	Redwater fractionator capacity expansion;
•	Strong Synergies. The combined entity after completion of the Arrangement is anticipated to generate substantial synergies, including:
•	the ability to leverage technical, commercial and operational skills from both Pembina and Provident over the combined asset base, achieving cost savings and operating efficiencies;
•	synergies that will be realized by more fully connecting, integrating and utilizing the current and future asset bases of both companies;
•	corporate cost synergies through the consolidation of head offices, the decrease of Provident debt services costs, and the elimination of costs associated with Provident's public company costs; and
•	capital efficiencies through the allocation of capital expenditures to the highest return projects;
•	Superior Financial Platform. The combined entity is expected to generate a diversified stable cash flow stream with a strong balance sheet.

Provident Fairness Opinion

The Provident Board formally retained TD on December 21, 2011, to provide, among other things, financial advisory and related services in evaluating various strategic alternatives, including the Arrangement and asked TD to prepare and deliver an opinion as to whether the consideration to be paid to the Provident Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Provident Shareholders and whether the treatment of the Provident Debentures under the Arrangement is fair, from a financial point of view, to the Provident Debentureholders.

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Neither TD nor any of its affiliates or associates is an insider, associate or affiliate (as such terms are defined in the Securities Act (Alberta)) of Provident or Pembina or any of their respective associates or affiliates. Neither TD nor any of its affiliates or associates is acting as an advisor to Provident in connection with any matter, other than acting as a financial advisor to Provident.

In consideration for its services, Provident agreed to pay fees to TD (including fees that are contingent on the completion of the Arrangement), to reimburse TD for reasonable out-of-pocket expenses and to indemnify TD in respect of certain liabilities as may be incurred by it in connection with its arrangement.

TD has provided the Provident Board with the Provident Fairness Opinion, as of January 15, 2012, that the consideration to be paid to the Provident Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Provident Shareholders, and that the treatment of the Provident Debentures under the Arrangement is fair, from a financial point of view, to the Provident Debentureholders. The Provident Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety. See "Provident Fairness Opinion" at Appendix E to this Circular.

The Provident Board concurs with the views of TD and such views were an important consideration in the Provident Board's decision to proceed with the Arrangement.

Recommendation of the Provident Board

At a meeting of the Provident Board held on January 15, 2012 prior to entering into the Arrangement Agreement, the Provident Board considered the business combination with Pembina on the terms and conditions as provided in the Arrangement Agreement as well as the verbal opinion from TD stating that the consideration to be received by the Provident Shareholders, pursuant to the Arrangement is fair, from a financial point of view, to the Provident Shareholders and that the treatment of the Provident Debentures under the Arrangement is fair, from a financial point of view, to the Provident Debentureholders. The Provident Board has unanimously (other than two directors who recused themselves from the process of considering the Arrangement due to potential conflicts of interest) (i) determined that the Arrangement and the entry into the Arrangement Agreement are in the best interests of Provident, (ii) based upon, among other factors, the Provident Fairness Opinion, determined that the Arrangement is fair to Provident Shareholders and Provident Debentureholders, and (iii) recommends that Provident Shareholders vote in favour of the Provident Arrangement Resolution. In coming to its conclusion and recommendations the Provident Board considered, among others, the following factors:

(a)	the purpose and benefits of the Arrangement as outlined elsewhere in this Circular including under "Reasons for the Arrangement - Provident" and "Attributes of the Arrangement" above;
(b)	information concerning the financial condition, results of operations, business plans and prospects of Provident, and the resulting potential for the enhancement of the business efficiency, management effectiveness and financial results of the combined entity;
(c)	the alternatives available to Provident; and
(d)	the advice and assistance of TD in evaluating the Arrangement. See "Provident Fairness Opinion" at Appendix E to this Circular.

The foregoing discussion of the information and factors considered and given weight by the Provident Board is not intended to be exhaustive. In addition, in reaching the determination to approve and recommend the Arrangement Agreement, the Provident Board did not assign any relative or specific weights to the foregoing factors which were considered, and individual directors may have given differing weights to different factors.

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The Provident Board realized that there are risks associated with the Arrangement, including that some of the potential benefits set forth above may not be realized or that there may be significant costs associated with realizing such benefits. The Provident Board believes that the factors in favour of the Arrangement outweigh the risks and potential disadvantages, although there can be no assurance in this regard. See "Pro Forma Information of Pembina After Giving Effect to the Arrangement - Risk Factors".

Pembina Fairness Opinion

The Pembina Board formally retained Scotia on December 1, 2011 to provide, among other things, financial advisory services in connection with a potential transaction involving Provident and has asked Scotia to prepare and deliver an opinion as to whether the consideration to be paid to the Provident Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Pembina Shareholders.

Neither Scotia nor any of its affiliates or associates is an insider, associate or affiliate (as such terms are defined in the Securities Act (Alberta)) of Pembina or Provident or any of their respective associates or affiliates. Scotia is not acting as an advisor to Provident or Pembina or any of their respective associates or affiliates in connection with any other matter, other than acting as financial advisor to Pembina.

In consideration for its services, Pembina agreed to pay fees to Scotia (including fees that are contingent on the completion of the Arrangement), to reimburse Scotia for reasonable out-of-pocket expenses and to indemnify Scotia in respect of certain liabilities as may be incurred by it in connection with its arrangement.

Scotia has provided the Pembina Board with the Pembina Fairness Opinion, which states that, as of January 15, 2012, the consideration to be paid to the Provident Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Pembina Shareholders. The Pembina Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety. See "Pembina Fairness Opinion" at Appendix F to this Circular.

The Pembina Board concurs with the views of Scotia and such views were an important consideration in the Pembina Board's decision to proceed with the Arrangement.

Recommendation of the Pembina Board

At a meeting of the Pembina Board held on January 15, 2012 prior to entering into the Arrangement Agreement, the Pembina Board considered the business combination with Provident on the terms and conditions as provided in the Arrangement Agreement as well as the verbal opinion from Scotia stating that the consideration to be paid to the Provident Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Pembina Shareholders. The Pembina Board has unanimously (other than three directors who recused themselves from the process of considering the Arrangement due to potential conflicts of interest) (i) determined that the participation of Pembina in the Arrangement and entry into the Arrangement Agreement are in the best interests of Pembina, (ii) based upon, among other factors, the Pembina Fairness Opinion, determined that the Arrangement is fair to Pembina Shareholders, and (iii) recommends that Pembina Shareholders vote in favour of the Pembina Share Issuance Resolution. In coming to its conclusion and recommendations the Pembina Board considered, among others, the following factors:

(a)	the purpose and benefits of the Arrangement as outlined elsewhere in this Circular;
(b)	information concerning the financial condition, results of operations, business plans and prospects of Pembina, and the resulting potential for the enhancement of the business efficiency, management effectiveness and financial results of the combined entity;
(c)	the alternatives available to Pembina; and
(d)	the advice and assistance of Scotia in evaluating the Arrangement. See "Pembina Fairness Opinion" at Appendix F to this Circular.
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The foregoing discussion of the information and factors considered and given weight by the Pembina Board is not intended to be exhaustive. In addition, in reaching the determination to approve and recommend the Arrangement Agreement, the Pembina Board did not assign any relative or specific weights to the foregoing factors which were considered, and individual directors may have given differing weights to different factors.

The Pembina Board realized that there are risks associated with the Arrangement, including that some of the potential benefits set forth above may not be realized or that there may be significant costs associated with realizing such benefits. The Pembina Board believes that the factors in favour of the Arrangement outweigh the risks and potential disadvantages, although there can be no assurance in this regard. See "Pro Forma Information of Pembina After Giving Effect to the Arrangement – Risk Factors".

EFFECT OF THE ARRANGEMENT

General

Provident Shares

The Arrangement will result in the issuance of 0.425 of a Pembina Share in exchange for each Provident Share to the former holders of Provident Shares (excluding Provident Dissenting Shareholders). See "Certain Canadian Federal Income Tax Considerations".

Pursuant to the Arrangement, Provident Shareholders who elect to be Exchanging Provident Shareholders will exchange their Provident Shares directly with Pembina, and Provident Shareholders who do not elect to be Exchanging Provident Shareholders will exchange their Provident Shares pursuant to the Amalgamation. In each case, Provident Shareholders (excluding Provident Dissenting Shareholders) will receive 0.425 of a Pembina Share for each Provident Share held. As at February 16, 2012, there are 168,481,796 Pembina Shares and 274,201,619 Provident Shares outstanding (each on a non-diluted basis). Upon the completion of the Arrangement, the amalgamation of AcquisitionCo and Provident will result in the continuing amalgamated corporation, Amalco, becoming a wholly-owned subsidiary of Pembina.

Assuming that there are no Provident Dissenting Shareholders and assuming no conversions of outstanding Provident Debentures prior to the Effective Time, there will be, immediately following the completion of the Arrangement, approximately 285,017,484 Pembina Shares issued and outstanding. In such circumstances: (i) former Provident Shareholders will hold approximately 116,535,688 Pembina Shares immediately following completion of the Arrangement, representing approximately 41% of the then issued and outstanding Pembina Shares; and (ii) holders of Pembina Shares immediately prior to the completion of the Arrangement will hold Pembina Shares representing approximately 59% of the then issued and outstanding Pembina Shares.

Provident Debentures

As of February 16, 2012, Provident had outstanding approximately $172.5 million aggregate principal amount of Provident 5.75% Debentures E Series. The Provident 5.75% Debentures E Series mature on December 31, 2017 and bear interest at a rate of 5.75% per annum, payable semi-annually in arrears on June 30 and December 31 in each year. The Provident 5.75% Debentures E Series are convertible at the option of the holder into Provident Shares (subject to Provident's ability to pay cash to a holder converting the Provident 5.75% Debentures E Series) at any time prior to the earlier of December 31, 2017 and the business day immediately preceding any date specified by Provident for redemption at a conversion price of $10.60 per Provident Share, subject to adjustment in certain circumstances.

As of February 16, 2012, Provident also had outstanding approximately $172.5 million aggregate principal amount of Provident 5.75% Debentures F Series. The Provident 5.75% Debentures F Series mature on December 31, 2018 and bear interest at a rate of 5.75% per annum, payable semi-annually in arrears on June 30 and December 31 in each year. The Provident 5.75% Debentures F Series are convertible at the option of the holder into Provident Shares (subject to Provident's ability to pay cash to a holder converting the Provident 5.75% Debentures F Series) at any time prior to the earlier of December 31, 2018 and the business day immediately preceding any date specified by Provident for redemption at a conversion price of $12.55 per Provident Share, subject to adjustment in certain circumstances.

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At the closing of the Arrangement, Pembina will assume all covenants and obligations in respect of the Provident Debentures and will enter into a supplemental debenture trust indenture with Computershare Trust Company of Canada, as debenture trustee. The approval of the Provident Debentureholders is not required for the Arrangement and Provident Debentureholders are not entitled to vote in respect of the Provident Arrangement Resolution.

Provided the Arrangement is completed, in accordance with the Provident Debenture Indenture, Provident Debentureholders will thereafter be entitled to received Pembina Shares, rather than Provident Shares, on the basis of 0.425 of a Pembina Share in lieu of each Provident Share which they were previously entitled to receive, on conversion of the Provident Debentures. All other terms and conditions of the Provident Debenture Indenture will continue to apply. As a result, following completion of the Arrangement, Provident Debentureholders who subsequently wish to convert their Provident 5.75% Debentures E Series or Provident 5.75% Debentures F Series will be entitled to receive, respectively, 40.0962 Pembina Shares (being an effective conversion price of $24.94 per Pembina Share) and 33.8639 Pembina Shares (being an effective conversion price of $29.53 per Pembina Share), respectively, for each $1,000 principal amount converted, subject to adjustment in certain events as provided in the Provident Debenture Indenture.

Completion of the Arrangement will constitute a "change of control" under the terms of the Provident Debenture Indenture. As a result, within 30 days following the Arrangement, Pembina will be required to make an offer to purchase all of the outstanding Provident 5.75% Debentures E Series and Provident 5.75% Debentures F Series at a price of 100% of the principal amount thereof plus accrued and unpaid interest thereon in accordance with the terms of the Provident Debenture Indenture.

The Provident Debentures are currently listed and posted for trading on the TSX. The TSX has conditionally approved the supplemental listing of the Provident Debentures to be assumed by Pembina and the listing of the Pembina Shares issuable on conversion of the Provident Debentures following the Effective Time on the TSX. Pembina intends to apply to list the Pembina Shares issuable upon conversion of the Provident Debentures following the Effective Time (but not the Provident Debentures themselves) on the NYSE. Listing will be subject to Pembina fulfilling all of the requirements of the TSX and NYSE.

Provident LTIP

Except as otherwise provided in this Circular, in connection with the Arrangement, Pembina will assume all of the obligations of Provident in respect of the Provident LTIP and all previously granted awards thereunder. The Provident LTIP does not provide for the issuance of Provident Shares or any rights to acquire Provident Shares and provides only for the granting of cash awards.

The completion of the Arrangement will, pursuant to the terms of the Provident 2010 LTIP, result in the acceleration of the payment of awards granted under the Provident 2010 LTIP. The completion of the Arrangement will not result in the acceleration of payment of awards granted under the Provident 2011 LTIP except in circumstances in which the employment of the holder of the awards is terminated.

Pursuant to the employment agreements with five executive officers of Provident, the transactions contemplated by the Arrangement will result in a change of control for purposes of the awards granted to these officers under the Provident LTIP. As a result, the vesting and payment of the awards granted to these five executive officers of Provident under the Provident LTIP will be accelerated. At closing of the Arrangement, all of the awards previously granted to these five executive officers pursuant to the Provident LTIP will be paid in cash. See "Interest of Certain Persons or Companies in Matters to be Acted Upon".

Provident DRIP

In connection with the announcement of the Arrangement, Provident also announced that it would, as of January 16, 2012, immediately suspend the Provident DRIP. A Provident Shareholder who (i) is a DRIP Eligible Shareholder (being any Provident Shareholder who is not a resident of the United States or otherwise a "U.S. person" (as that term is defined in Regulation S under the 1933 Act)), (ii) was a participant in either the Premium Dividend™ or regular dividend reinvestment component of the Provident DRIP at the time it was suspended in January 2012, (iii) has not taken the appropriate steps to withdraw from participation in the Provident DRIP before the first Pembina dividend record date following completion of the Arrangement, and (iv) has provided the Depositary with a duly completed and executed Provident Letter of Transmittal and Election Form together with the certificate or other document evidencing their Provident Shares, will automatically be enrolled in the Premium Dividend™ or regular dividend reinvestment component, as applicable, of the Pembina DRIP for the first dividend record date of Pembina occurring after the Effective Date of the Arrangement, which is currently anticipated to be the April 25, 2012 record date for the payment of dividends by Pembina on or about May 15, 2012. As a result, all existing DRIP Eligible Shareholders who are currently, and remain enrolled as, participants in the Provident DRIP and who exchange their Provident Shares for Pembina Shares pursuant to a duly completed and executed Provident Letter of Transmittal and Election Form will be deemed to be participants in the same component of the Pembina DRIP without any action on their part. Until their Provident Shares are exchanged for Pembina Shares pursuant to a duly completed and executed Provident Letter of Transmittal and Election Form, a Provident Shareholder who is a DRIP Eligible Shareholder and is currently enrolled in the Provident DRIP will accrue cash dividend payments in respect of the Pembina Shares to be received upon the exchange of their Provident Shares.

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Any other former holder of Provident Shares who is a DRIP Eligible Shareholder and who becomes a Pembina Shareholder pursuant to the Arrangement and has validly exchanged their Provident Shares for Pembina Shares may enroll and participate in the Pembina DRIP with respect to any dividends declared and paid by Pembina on the Pembina Shares held by such holders after the Effective Time. For additional information on the Pembina DRIP, see the Pembina website at www.pembina.com or contact Computershare at 1-800-564-6253. Provident Shareholders who are resident in the United States or are otherwise a "U.S. person" (as that term is defined in Regulation S under the 1933 Act) will not be permitted to participate in the Pembina DRIP immediately following completion of the Arrangement. Pembina may in the future look to make the Pembina DRIP available to its shareholders resident in the United States, although such future participation cannot be assured.

Details of the Arrangement

The following is a summary only of the Plan of Arrangement and reference should be made to the full text of the Arrangement Agreement and the Plan of Arrangement set forth in Appendix B to this Circular.

Pursuant to the Arrangement, commencing at the Effective Time, the following shall occur and shall be deemed to occur in the following order without any further act or formality, except as otherwise expressly provided in the Plan of Arrangement:

(a)	the Provident Shareholder Rights Plan shall terminate and cease to have any further force or effect and the Provident SRP Rights shall be cancelled;
(b)	each of the Provident Shares held by Provident Dissenting Shareholders shall be deemed to have been transferred to Provident (free and clear of any claims) for cancellation without any further act or formality and such Provident Dissenting Shareholders shall cease to be the holders of such Provident Shares and to have any rights as Provident Shareholders other than the right to be paid fair value for such Provident Shares pursuant to the Dissent Rights;
(c)	the Provident Shares held by Exchanging Provident Shareholders shall be transferred to Pembina (free and clear of any claims) in exchange for Pembina Shares on the basis of 0.425 of a Pembina Share for each Provident Share so transferred; and
(d)	AcquisitionCo and Provident shall be amalgamated and continued as one corporation under the ABCA to form Amalco in accordance with the following such that:
(i)	Name. The name of Amalco shall be "Pembina NGL Corporation";
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(ii)	Share Provisions. The share provisions and authorized share capital of Amalco shall be the same as the share provisions and authorized share capital of AcquisitionCo;
(iii)	Restrictions on Transfer. No shares of Amalco shall be transferred to any person without the approval of the board of directors of Amalco by resolution;
(iv)	Directors and Officers.
(A)	Minimum and Maximum. The directors of Amalco shall, until otherwise changed in accordance with the ABCA, consist of a minimum number of one director and a maximum number of ten directors;
(B)	Initial Directors. The directors of Amalco shall be the same as the directors of AcquisitionCo; and
(C)	Initial Officers. The officers of Amalco shall be the same as the officers of AcquisitionCo;
(v)	Business and Powers. There shall be no restrictions on the business that Amalco may carry on or on the powers it may exercise;
(vi)	Other Provisions. The other provisions forming part of the Articles of Amalco shall be as set forth in Appendix 1 to the Plan of Arrangement;
(vii)	Stated Capital. The aggregate stated capital of Amalco will be an amount equal to the aggregate of the paid-up capital for the purposes of the Tax Act of the AcquisitionCo shares and the Provident Shares immediately before the Amalgamation;
(viii)	By-laws. The by-laws of Amalco shall be the by-laws of AcquisitionCo;
(ix)	Registered Office. The registered office of Amalco shall be the registered office of AcquisitionCo;
(x)	Effect of Amalgamation. The following shall be the effect of the Amalgamation:
(A)	all of the property of each of AcquisitionCo and Provident shall continue to be the property of Amalco;
(B)	Amalco shall continue to be liable for all of the obligations of each of AcquisitionCo and Provident;
(C)	any existing cause of action, claim or liability to prosecution of AcquisitionCo or Provident shall be unaffected;
(D)	any civil, criminal or administrative action or proceeding pending by or against AcquisitionCo or Provident may be continued to be prosecuted by or against Amalco; and
(E)	a conviction against, or ruling, order or judgment in favour of or against, AcquisitionCo or Provident may be enforced by or against Amalco;
(xi)	Exchange and Cancellation of Provident Shares. On the Amalgamation:
(A)	each issued and outstanding Provident Share (other than Provident Shares held by Pembina) shall be cancelled and in consideration therefor the Provident Shareholder shall receive 0.425 of a Pembina Share in respect of each Provident Share so cancelled;
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(B)	the issued and outstanding shares in the capital of Provident (other than Provident Shares) shall be cancelled and in consideration therefor the holder of such shares shall receive such number of redeemable and retractable non-voting preferred shares of Amalco as have an aggregate redemption price equal to the aggregate fair market value of the shares of such holder being cancelled;
(C)	the issued and outstanding AcquisitionCo shares shall be cancelled and in consideration therefor Pembina shall receive redeemable and retractable non-voting preferred shares of Amalco with an aggregate redemption price equal to the fair market value of AcquisitionCo as calculated immediately prior to the Amalgamation; and
(D)	the issued and outstanding Provident Shares held by Pembina shall be cancelled and in exchange Pembina will receive 100 common shares in the capital of Amalco.

No fractional Pembina Shares will be issued pursuant to the Arrangement and, in lieu thereof, each previous registered holder of Provident Shares otherwise entitled to a fractional interest in a Pembina Share will receive the nearest whole number of Pembina Shares (with fractions equal to exactly 0.5 being rounded up).

The respective obligations of Pembina and Provident to complete the transactions contemplated by the Arrangement are subject to a number of conditions which must be satisfied in order for the Arrangement to become effective. Upon all of the conditions being fulfilled or waived, Provident is required to file a copy of the Final Order and the Articles of Arrangement with the Registrar in order to give effect to the Arrangement.

The Arrangement Agreement

General

The Arrangement will be effected pursuant to the Arrangement Agreement. The Arrangement Agreement contains covenants, representations and warranties of and from each of Provident and Pembina and various conditions precedent, both mutual and with respect to Provident and Pembina.

Unless all of such conditions are satisfied or waived by the party for whose benefit such conditions exist, to the extent they may be capable of waiver, the Arrangement will not proceed. There is no assurance that the conditions will be satisfied or waived on a timely basis, or at all.

The following is a summary of certain provisions of the Arrangement Agreement and is qualified in its entirety by the full text of the Arrangement Agreement, set forth in Appendix B to this Circular. Provident Shareholders and Pembina Shareholders are urged to read the Arrangement Agreement in its entirety.

Representations and Warranties and Covenants Relating to the Conduct of Business of the Parties

The Arrangement Agreement contains certain customary representations and warranties of each of Provident and Pembina relating to, among other things, their respective organization, capitalization, operations, compliance with laws and regulations and other matters, including their authority to enter into the Arrangement Agreement and to consummate the Arrangement. For the complete text of the applicable provisions, see Sections 3.1 and 4.1 of the Arrangement Agreement.

In addition, pursuant to the Arrangement Agreement, each of the parties has covenanted, among other things, until the earlier of the completion of the Arrangement or the termination of the Arrangement Agreement, to maintain their respective businesses and refrain from taking certain actions outside the ordinary course. For the complete text of the applicable provisions, see Sections 5.1 and 5.2 of the Arrangement Agreement.

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Mutual Conditions

The respective obligations of Pembina and Provident to complete the Arrangement are subject to the satisfaction of the following conditions, any of which may be waived by the mutual consent of Pembina and Provident, without prejudice to their right to rely on any other of such conditions:

(a)	the Interim Order will have been granted in form and substance satisfactory to each of the Parties, acting reasonably, and such order will not have been set aside or modified in a manner unacceptable to either of the Parties, acting reasonably, on appeal or otherwise;
(b)	the Pembina Share Issuance Resolution will have been passed by a majority of the votes cast by the Pembina Shareholders at the Pembina Meeting;
(c)	the Provident Arrangement Resolution will have been passed by the Provident Shareholders at the Provident Meeting in accordance with the Interim Order;
(d)	the Final Order will have been granted in form and substance satisfactory to the Parties, acting reasonably, and will not have been set aside or modified in a manner unacceptable to either of the Parties, acting reasonably, on appeal or otherwise;
(e)	the following will have occurred:
(i)	(A) the relevant waiting period in section 123 of the Competition Act, and any timing agreement entered into with the Commissioner, will have expired, been terminated or waived and there will be no order issued by the Competition Tribunal under Section 92, 100 or 104 of the Competition Act, and (B) the Commissioner or her representative has issued a letter to the Parties indicating that she does not intend to make an application under section 92 of the Competition Act in respect of the Arrangement contemplated by the Arrangement Agreement and any terms and conditions attached to any such letter will be acceptable to each Party, acting reasonably; or
(ii)	the Commissioner will have issued an advance ruling certificate pursuant to section 102 of the Competition Act in respect of the Arrangement contemplated by the Arrangement Agreement;
(f)	the applicable waiting period (and any extension thereof) under the HSR Act will have expired or been earlier terminated;
(g)	the following will have occurred:
(i)	Pembina shall have received a notice from the Minister of Transport pursuant to subsection 53.1(4) of the Canada Transportation Act that the Minister of Transport is of the opinion that the Arrangement contemplated by the Arrangement Agreement does not raise issues with respect to the public interest as it relates to national transportation, in accordance with subsection 53.1(4) of the Canada Transportation Act; or
(ii)	the Arrangement contemplated by the Arrangement Agreement will have been approved by the Governor in Council in accordance with subsections 53.2(7) of the Canada Transportation Act, and in all cases the completion of the Arrangement contemplated by the Arrangement Agreement will not be prohibited under subsection 53.2(1) of the Canada Transportation Act;
(h)	in addition to the requirements above in paragraphs (e), (f) and (g), all other domestic and foreign regulatory (including any Laws that regulate competition, antitrust, foreign investment or transportation), governmental and third party approvals and consents required to be obtained, or that the Parties mutually agree in writing to obtain in respect of the completion of the Arrangement, and the expiry of applicable waiting periods necessary to complete the Arrangement, will have occurred or been obtained on terms and conditions acceptable to the Parties, each acting reasonably, including conditional approval to the listing of the Pembina Shares issuable pursuant to the Arrangement, and all applicable domestic and foreign statutory and regulatory waiting periods will have expired or have been terminated and no unresolved material objection or opposition will have been filed, initiated or made during any applicable statutory or regulatory period, except where the failure or failures to obtain such approvals or consents, or for the applicable waiting periods to have expired or terminated, would not be reasonably expected to have a Material Adverse Effect on either of Pembina (before or after the completion of the Arrangement) or Provident; and
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(i)	no act, action, suit, proceeding, objection or opposition will have been threatened or taken, entered or promulgated before or by any Governmental Entity or by any elected or appointed public official or private person in Canada or elsewhere, whether or not having the force of Law, and no Law, regulation, policy, judgment, decision, order, ruling or directive (whether or not having the force of Law) will have been proposed, enacted, promulgated, amended or applied, which would be reasonably expected to result in a Material Adverse Change in respect of either of Pembina (before or after the completion of the Arrangement) or Provident.

Conditions to the Obligations of Pembina

The obligation of Pembina to complete the Arrangement and take the other actions required to be taken by Pembina at the Effective Date is subject to the satisfaction or waiver of the following conditions:

(a)	the representations and warranties made by Provident in the Arrangement Agreement will be true and correct as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by the Arrangement Agreement), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Change in respect of Provident or would not, or would not reasonably be expected to, materially impede completion of the Arrangement, and Provident will have provided to Pembina a certificate of two senior officers of Provident certifying the foregoing on the Effective Date;
(b)	Provident will have complied in all material respects with its covenants in the Arrangement Agreement, except where the failure to comply in all material respects with its covenants, individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Change in respect of Provident or would not, or would not reasonably be expected to, materially impede or delay completion of the Arrangement, and Provident will have provided to Pembina a certificate of two senior officers of Provident certifying compliance with such covenants on the Effective Date;
(c)	no Material Adverse Change in respect of Provident will have occurred after the date of the Arrangement Agreement and prior to the Effective Date; and
(d)	holders of less than 5% of the outstanding Provident Shares will have validly exercised rights of dissent in respect of the Arrangement that have not been withdrawn as of the Effective Date.

The foregoing conditions are for the exclusive benefit of Pembina and may be asserted by Pembina regardless of the circumstances or may be waived in writing by Pembina in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Pembina may have.

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Conditions to the Obligations of Provident

The obligation of Provident to complete the Arrangement and to take the other actions required to be taken by Provident at the Effective Date is subject to the satisfaction or waiver of the following conditions:

(a)	the representations and warranties made by Pembina in the Arrangement Agreement will be true and correct as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by the Arrangement Agreement), except where the failure of such representations and warranties to be true and complete, individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Change in respect of Pembina or would not, or would not reasonably be expected to, materially impede or delay completion of the Arrangement, and Pembina will have provided to Provident a certificate of two senior officers of Pembina certifying the foregoing on the Effective Date;
(b)	Pembina will have complied in all material respects with its covenants in the Arrangement Agreement, except where the failure to comply in all material respects with its covenants, individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Change in respect of Pembina or would not, or would not reasonably be expected to, materially impede or delay completion of the Arrangement, and Pembina will have provided to Provident a certificate of two senior officers of Pembina certifying compliance with such covenants on the Effective Date; and
(c)	no Material Adverse Change in respect of Pembina will have occurred after the date of the Arrangement Agreement and prior to the Effective Date.

The foregoing conditions are for the exclusive benefit of Provident and may be asserted by Provident regardless of the circumstances or may be waived by Provident in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Provident may have.

Covenants of Provident Regarding Non-Solicitation; Right to Accept a Superior Proposal

Under the Arrangement Agreement, Provident has agreed to certain non-solicitation covenants as follows:

(a)	Provident will immediately cease and cause to be terminated all existing discussions and negotiations (including through any advisors or other parties on its behalf), if any, with any persons conducted before the date of the Arrangement Agreement with respect to any Acquisition Proposal and will immediately request the return or destruction of all information respecting Provident provided to any person who has entered into a confidentiality agreement with Provident relating to an Acquisition Proposal and will use all commercial efforts to ensure that such requests are honoured.
(b)	Provident will not, directly or indirectly, do or authorize or permit any of its representatives to do any of the following:
(i)	solicit, knowingly facilitate, initiate or encourage any Acquisition Proposal;
(ii)	enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish to any other Person any information with respect to its businesses, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other Person to do or seek to do any of the foregoing;
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(iii)	waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including any "standstill provisions" thereunder; or
(iv)	accept, recommend, approve or enter into an agreement to implement an Acquisition Proposal;

provided, however, that notwithstanding any other provision in the Arrangement Agreement, Provident and its officers, directors and advisors may, prior to the approval of the Provident Arrangement Resolution at the Provident Meeting:

(v)	enter into or participate in any discussions or negotiations with a third party who, without any solicitation, initiation or encouragement, directly or indirectly, after the date of the Arrangement Agreement, by Provident or any of its representatives, seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality and standstill agreement in favour of Provident substantially similar to the Confidentiality Agreement entered into between the Parties (provided that such confidentiality agreement will provide for disclosure thereof (along with all information provided thereunder) to Pembina as set out below), may furnish to such third party information concerning Provident and its business, properties and assets, in each case if, and only to the extent that:
(A)	the third party has first made a written bona fide Acquisition Proposal: (1) that is not subject to a financing condition and in respect of which any funds or other consideration necessary to complete the Acquisition Proposal have been demonstrated to the satisfaction of the board of directors of Provident, acting in good faith (after receiving advice from its financial advisor(s) and outside legal counsel), to have been obtained or are reasonably likely to be obtained (as evidenced by a written financing commitment from one or more reputable financial institutions) to fund completion of the Acquisition Proposal at the time and on the basis set out therein; (2) that the Provident Board determines in good faith after consultation with its financial advisor(s), would or would be reasonably likely to, if consummated in accordance with its terms, result in a transaction financially superior for Provident Shareholders compared to the transaction contemplated by the Arrangement Agreement; and (3) in respect of which the Provident Board determines in good faith after receiving the advice of outside legal counsel, as reflected in the minutes of the Provident Board, that the taking of such action is necessary for the Provident Board to act in a manner consistent with its fiduciary duties under applicable Laws (a "Superior Proposal"); and
(B)	prior to furnishing such information to or entering into or participating in any such discussions or negotiations with such third party, Provident will (1) provide prompt notice to Pembina to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such third party, together with a copy of the confidentiality and standstill agreement referenced above and, if not previously provided to Pembina, copies of all information provided to such third party concurrently with the provision of such information to such third party, (2) notify Pembina orally and in writing of any inquiries, offers or proposals with respect to a Superior Proposal (which written notice will include a copy of any such proposal (and any amendments or supplements thereto), the identity of the Person making it, if not previously provided to Pembina, and copies of all information provided to such third party), within 24 hours of the receipt thereof, and (3) keep Pembina informed of the status and details of any such inquiry, offer or proposal and answer Pembina's reasonable questions with respect thereto;
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(vi)	comply with Multilateral Instrument 62-104 – Take-Over Bids and Issuer Bids and similar provisions under Canadian Securities Laws and U.S. Securities Laws relating to the provision of directors' circulars and make appropriate disclosure with respect thereto to its securityholders; and
(vii)	accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation, (A) the Provident Board concludes in good faith, after considering all proposals to adjust the terms and conditions of the Arrangement Agreement as contemplated by paragraph (c) immediately below and after receiving the advice of outside legal counsel as reflected in the minutes of the Provident Board, that the taking of such action is necessary for such board of directors to act in a manner consistent with its fiduciary duties under applicable Laws, (B) Provident complies with its obligations set forth in paragraph (c) immediately below, and (C) Provident terminates the Arrangement Agreement in accordance with the provisions outlined in paragraph (h) under the heading "Termination" below and concurrently pays the required amount outlined under the heading "Non-Completion Fees Payable by Provident" below to Pembina.

(c)	Following receipt of a Superior Proposal, Provident will give Pembina, orally and in writing, at least five complete business days advance notice of any decision by the Provident Board to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice will confirm that the Provident Board has determined that such Acquisition Proposal constitutes a Superior Proposal and will identify the third party making the Superior Proposal, and Provident will provide Pembina with a true and complete copy thereof, including all financing documents, and any amendments thereto. During such five business day period, Provident agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and will not withdraw, redefine, modify or change its recommendation in respect of the Arrangement. In addition, during such five business day period Provident will, and will cause its financial and legal advisors to, negotiate in good faith with Pembina and its financial and legal advisors to make such adjustments in the terms and conditions of the Arrangement Agreement and the Arrangement as would enable Provident to proceed with the Arrangement as amended rather than the Superior Proposal. In the event Pembina proposes to amend the Arrangement Agreement and the Arrangement on a basis such that the board of directors of Provident determines that the alternative proposed transaction is no longer a Superior Proposal and so advises the Pembina Board prior to the expiry of such five business day period, the Provident Board will not accept, recommend, approve or enter into any agreement to implement such Acquisition Proposal and will not release the party making the Acquisition Proposal from any standstill provisions and will not withdraw, redefine, modify or change its recommendation in respect of the Arrangement. In the event that Provident provides the notice contemplated by this paragraph on a date which is less than five business days prior to the Provident Meeting, Pembina will be entitled to (i) adjourn or postpone the Pembina Meeting and (ii) require Provident to adjourn or postpone the Provident Meeting, in each case to a date that is not more than 10 business days after the date of such notice.
(d)	Nothing contained in the Arrangement Agreement shall prohibit the Provident Board from withdrawing, modifying, qualifying or changing its recommendation to the Provident Shareholders in respect of the transactions contemplated by the Arrangement Agreement prior to the approval of the Arrangement by the Provident Shareholders, if the Provident Board determines, in good faith (after consultation with its financial advisor(s) and after receiving written advice of outside legal counsel), that such withdrawal, modification, qualification or change is necessary for the Provident Board to act in a manner consistent with its fiduciary duties under applicable Laws; provided that (i) not less than 72 hours before the Provident Board considers any proposal in respect of any such withdrawal, modification, qualification or change, Provident shall give Pembina written notice of such proposal and promptly advises Pembina of the proposed consideration of such proposal; and (ii) the foregoing shall not relieve Provident from its obligation to proceed to call and hold the Provident Meeting and to hold the vote on the Provident Arrangement Resolution (provided that, except as required under applicable Laws, Provident shall be relieved from its obligations to actively solicit proxies in favour of the Arrangement in such circumstances), except in circumstances where the Arrangement Agreement is terminated in accordance with the terms thereof.
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(e)	Pembina agrees that all information that may be provided to it by Provident with respect to any Superior Proposal pursuant to the provisions of the Arrangement Agreement respecting non-solicitation covenants applicable to Provident shall be treated as if it were "Confidential Information" as that term is defined in the Confidentiality Agreement signed between the Parties and shall not be disclosed or used except in accordance with the provisions of the Confidentiality Agreement or in order to enforce their rights under the Arrangement Agreement in legal proceedings.
(f)	Provident will ensure that its representatives are aware of the foregoing provisions of the Arrangement Agreement respecting non-solicitation covenants applicable to Provident. Provident will be responsible for any breach of such provisions of the Arrangement Agreement by Provident's representatives.

Non-Completion Fees Payable by Provident

Pursuant to the Arrangement Agreement, if at any time after the execution of the Arrangement Agreement:

(a)	the Provident Board has withdrawn, modified, qualified or changed any of its recommendations or determinations in respect of the Arrangement, as outlined in the Arrangement Agreement, in a manner adverse to Pembina or will have resolved to do so prior to the Effective Date, or has failed to publicly reconfirm any such recommendation upon the request of Pembina prior to the earlier of 72 hours following such request or 72 hours prior to the Provident Meeting (unless Pembina is then in material breach of its obligations under the Arrangement Agreement and such withdrawal, change or failure relates to such breach);
(b)	(i) a bona fide Acquisition Proposal is publicly announced, proposed, offered or made to the Provident Shareholders or any Person will have publicly announced an intention to make a bona fide Acquisition Proposal prior to the termination of the Arrangement Agreement; (ii) after such Acquisition Proposal will have been made known, made or announced, the Provident Shareholders do not approve the Arrangement or vote upon the Provident Arrangement Resolution; and (iii) within twelve months of the date the first Acquisition Proposal is publicly announced, proposed, offered or made a definitive agreement relating to any Acquisition Proposal is entered into or any Acquisition Proposal is consummated or effected;
(c)	the Provident Board accepts, recommends, approves or enters into an agreement to implement a Superior Proposal; or
(d)	Provident is in breach of any of its covenants made in the Arrangement Agreement, which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to Provident or materially impedes or would reasonably be expected to materially impede the completion of the Arrangement, and Provident fails to cure such breach by the earlier of (i) the Outside Date, and (ii) the tenth business day after receipt of written notice thereof from Pembina (except that no cure period shall be provided for a breach which by its nature cannot be cured);

(each of the above being a "Pembina Damages Event") then in the event of the termination of the Arrangement Agreement pursuant to the provisions set forth under the heading "Termination" below as a result of such Pembina Damages Event, Provident will pay to Pembina, within two business days of the first to occur of the foregoing, or, in respect of subsection (d) above, following Pembina's demand therefor, a fee in the amount of $100 million as liquidated damages in immediately available funds to an account designated by Pembina, and after such Pembina Damages Event but prior to payment of such amount, Provident will be deemed to hold such funds in trust for Pembina, provided that in the case of a Pembina Damages Event pursuant to paragraph (c) above (if the Provident Board accepts, recommends, approves or enters into an agreement to implement a Superior Proposal), such payment shall be made by Provident to Pembina concurrently with the acceptance, recommending, approving or entering into of the Superior Proposal by Provident. Provident will only be obligated to pay a maximum of $100 million pursuant to such provisions of the Arrangement Agreement.

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For the purposes of these provisions of the Arrangement Agreement, an announcement by the Provident Board that it does not have all the information necessary to properly evaluate an Acquisition Proposal and is reaffirming and maintaining its recommendation of the approval of the Arrangement pending receipt and analysis of additional information shall not constitute an event within the ambit of these provisions of the Arrangement Agreement or require Provident to make the payment contemplated thereunder, provided that: (a) within five days following any such announcement the Provident Board will make a further announcement publicly maintaining and reaffirming its recommendations of the Arrangement as set forth in the Arrangement Agreement without the foregoing qualification; and (b) notwithstanding anything to the contrary in this paragraph, any announcement by the Provident Board reaffirming and maintaining its recommendation of the approval of the Arrangement which is made within ten days of the Provident Meeting shall not be qualified in any respect.

Non-Completion Fees Payable by Pembina

Pursuant to the Arrangement Agreement, if at any time after the execution of the Arrangement Agreement:

(a)	the Pembina Board has withdrawn, modified, qualified or changed any of its recommendations or determinations in respect of the Arrangement, as outlined in the Arrangement Agreement, in a manner adverse to Provident or will have resolved to do so prior to the Effective Date, or has failed to publicly reconfirm any such recommendation upon the request of Provident prior to the earlier of 72 hours following such request or 72 hours prior to the Pembina Meeting (unless Provident is then in material breach of its obligations under the Arrangement Agreement and such withdrawal, change or failure relates to such breach);
(b)	Pembina is in breach of any of its covenants made in the Arrangement Agreement, which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to Pembina or materially impedes or would reasonably be expected to materially impede the completion of the Arrangement, and such Party fails to cure such breach by the earlier of (i) the Outside Date, and (ii) the tenth business day after receipt of written notice thereof from Provident (except that no cure period shall be provided for a breach which by its nature cannot be cured);

(each of the above being a "Provident Damages Event") then in the event of the termination of the Arrangement Agreement pursuant to the provisions set forth under the heading "Termination" below as a result of such Provident Damages Event, Pembina will pay to Provident, within two business days of the first to occur of the foregoing, or, in respect of subsection (b) above, following Provident's demand therefore, a fee in the amount of $100 million as liquidated damages in immediately available funds to an account designated by Provident, and after such Provident Damages Event but prior to payment of such amount, Pembina will be deemed to hold such funds in trust for Provident. Pembina will only be obligated to pay a maximum of $100 million pursuant to such provisions of the Arrangement Agreement.

If the Arrangement Agreement: (i) is terminated by a Party because of a breach of a representation or warranty by the other Party that gives rise to a termination right, or (ii) if the Arrangement Agreement is terminated by a Party pursuant to paragraph (d) described under the heading "Termination" below and at the time of such termination the other Party is in breach of its representations, warranties or covenants in the Arrangement Agreement, notwithstanding the availability of any cure period, the other Party shall pay such terminating Party an amount equal to $15 million as reimbursement for its out-of-pocket expenses incurred in connection with the Arrangement, provided that if the terminating Party is in material breach of its obligations hereunder at the time of the termination of the Arrangement Agreement such amount will not be payable.

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Termination

Pembina and Provident have agreed that the Arrangement Agreement may be terminated at any time prior to the Effective Date:

(a)	by mutual written consent of Pembina and Provident;
(b)	by either Pembina or Provident if the Provident Arrangement Resolution will have failed to receive the requisite vote of the Provident Shareholders for approval at the Provident Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order;
(c)	by either Pembina or Provident if the Pembina Share Issuance Resolution will have failed to receive the requisite vote of the Pembina Shareholders for approval at the Pembina Meeting (including any adjournment or postponement thereof);
(d)	by either Pembina or Provident if the Effective Time will not have occurred on or prior to the Outside Date, except that this right to terminate the Arrangement Agreement will not be available to any Party whose failure to fulfill any of its obligations has been the cause of, or resulted in, the failure of the Effective Time to occur by such date;
(e)	as provided for in the Arrangement Agreement, in the event of a breach of representation, warranty, covenant or condition by a Party after notice of such breach has been provided and the expiration of a ten-day cure period as set forth in the Arrangement Agreement; provided that the Party seeking termination is not then in breach of the Arrangement Agreement so as to cause any of the conditions to consummate the transactions contemplated by the Arrangement Agreement, not to be satisfied;
(f)	by Pembina upon the occurrence of a Pembina Damages Event;
(g)	by Provident upon the occurrence of a Provident Damages Event;
(h)	by Provident to accept, recommend, approve or enter into an agreement to implement a Superior Proposal in accordance with the Arrangement Agreement, provided that Provident (i) has complied with its obligations described under the heading "Covenants of Provident Regarding Non-Solicitation" above and (ii) concurrently pays the amounts required under the heading "Non-Completion Fees Payable by Provident" above.

Under the provisions of the Arrangement Agreement, in the event of the termination of the Arrangement Agreement in the circumstances set out above, the Arrangement Agreement will become void and neither Party will have any liability or further obligation to the other Party thereunder, except with respect to: (a) certain indemnification obligations set forth in the Arrangement Agreement, and (b) the payment of the fees outlined above under the headings "Non-Completion Fees Payable by Pembina" and "Non-Completion Fees Payable by Provident", where applicable. However, no Party shall be relieved from liability for any breach of any provision of the Arrangement Agreement and no termination of the Arrangement Agreement will affect the obligations of the Parties pursuant to the Confidentiality Agreement entered into between the Parties, except to the extent specified therein. The Arrangement Agreement provides that, upon the occurrence of certain termination events, either of Pembina or Provident, as the case may be, may be required to pay the other a non-completion fee of $100 million or $15 million for the payment of certain expenses and fees. For the complete text of the applicable provisions, see Sections 7.2 and 7.3 of the Arrangement Agreement.

Liquidated Damages

Pembina and Provident each acknowledged and agreed that payment of the respective non-completion fee to the other, as applicable, are payments of liquidated damages which are a genuine pre-estimate of the damages the party entitled to such damages will suffer or incur as a result of the event(s) giving rise to such damages and resultant termination of the Arrangement Agreement are not penalties and are the sole monetary remedy of the Party receiving such payment; provided, however that such limitation shall not apply in the event of fraud or wilful breach of the Arrangement Agreement by a Party, as applicable.

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Provident Support Agreements

On January 15, 2012, the Provident Supporting Shareholders, which includes all of the directors (other than recused directors) and officers of Provident, holding an aggregate of 624,853 Provident Shares (representing less than 1% of the outstanding Provident Shares), entered into the Provident Support Agreements with Pembina pursuant to which they agreed, among other things, to vote the Provident Shares beneficially owned or controlled or directed by them, directly or indirectly, at a meeting of Provident Shareholders, in favour of the Provident Arrangement and all matters related thereto.

Pursuant to the Provident Support Agreements, each Provident Supporting Shareholder agrees, among other things, to vote all of the Provident Supporting Shareholder's Provident Shares in favour of the Provident Arrangement Resolution and to vote, or cause to be voted, all of the Provident Supporting Shareholder's Provident Shares against any proposed action by any person whatsoever which could prevent or delay the completion of the Arrangement. In addition, each Provident Supporting Shareholder has agreed not to solicit, initiate or encourage inquiries, submissions, proposals or offers from any other person relating to, or participate in any negotiations regarding, or furnish to any other person any information with respect to, or otherwise cooperate in any way with or assist or participate in or facilitate or encourage any effort or attempt with respect to any Acquisition Proposal or any action which in inconsistent with the successful completion of the Arrangement. The Provident Support Agreements may be terminated on the earlier of: (a) the Effective Time; (b) the date the Arrangement Agreement is terminated; (c) the Outside Date; or (d) the date that the Provident Arrangement Resolution is not approved at the Provident Meeting.

Pembina Support Agreements

On January 15, 2012, the Pembina Supporting Shareholders, which includes all of the directors (other than recused directors) and officers of Pembina, holding an aggregate of 1,319,479 Pembina Shares (representing less than 1% of the outstanding Pembina Shares), entered into the Pembina Support Agreements with Provident pursuant to which they agreed, among other things, to vote the Pembina Shares beneficially owned or controlled or directed by them, directly or indirectly, at the Pembina Meeting in favour of the Pembina Share Issuance Resolution.

Pursuant to the Pembina Support Agreements, each Pembina Supporting Shareholder agrees, among other things, to vote, or cause to be voted, all of the Pembina Supporting Shareholder's Pembina Shares in favour of the Pembina Share Issuance Resolution and to vote, or cause to be voted, all of the Pembina Supporting Shareholder's Pembina Shares against any proposed action by any person whatsoever which could prevent or delay the completion of the Arrangement and the transactions contemplated by the Arrangement Agreement. The Pembina Support Agreements may be terminated on the earlier of: (a) the Effective Time; (b) the date that the Arrangement Agreement is terminated; (c) the Outside Date; and (d) the date that the Provident Arrangement Resolution is not approved at the Provident Meeting.

PROCEDURE FOR THE ARRANGEMENT TO BECOME EFFECTIVE

Procedural Steps

The Arrangement is proposed to be carried out pursuant to Section 193 of the ABCA. The following procedural steps must be taken in order for the Arrangement to become effective:

(a)	the Arrangement must be approved by the Provident Shareholders at the Provident Meeting in the manner set forth in the Interim Order;
(b)	the Pembina Share Issuance Resolution must be approved by the Pembina Shareholders at the Pembina Meeting;
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(c)	the Court must grant the Final Order approving the Arrangement;
(d)	all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate Party; and
(e)	the Final Order, the Articles of Arrangement and related documents, in the form prescribed by the ABCA, must be filed with the Registrar.

There is no assurance that the conditions set out in the Arrangement Agreement will be satisfied or waived on a timely basis.

Upon the conditions precedent set forth in the Arrangement Agreement being fulfilled or waived, Provident intends to file a copy of the Final Order and the Articles of Arrangement with the Registrar under the ABCA, together with such other materials as may be required by the Registrar, in order to give effect to the Arrangement.

Shareholder Approvals

Provident Shareholder Approval

Pursuant to the terms of the Interim Order, the Provident Arrangement Resolution must, subject to further order of the Court, be approved by at least 66 ⅔% of the votes cast by the Provident Shareholders present in person or represented by proxy at the Provident Meeting.

It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote such proxy in favour of the Provident Arrangement Resolution set forth in Appendix A to this Circular.

Notwithstanding the foregoing, the Provident Arrangement Resolution proposed for consideration by the Provident Shareholders authorizes the Provident Board, without further notice to or approval of such Provident Shareholders, subject to the terms of the Arrangement Agreement and the Interim Order, to amend the Arrangement Agreement or the Plan of Arrangement, to decide not to proceed with the Arrangement and to revoke the Provident Arrangement Resolution at any time prior to the Effective Time. See Appendix A to this Circular for the full text of the Provident Arrangement Resolution.

Pembina Shareholder Approval

The Pembina Share Issuance Resolution must be approved by a majority of the votes cast by the Pembina Shareholders present in person or represented by proxy at the Pembina Meeting. If the Pembina Share Issuance Resolution is not approved by Pembina Shareholders, the Arrangement cannot be completed. See "Procedure for the Arrangement to Become Effective – Shareholder Approvals" and "Matters to be Considered at the Pembina Meeting".

It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote such proxy in favour of the Pembina Share Issuance Resolution. See "Matters to be Considered at the Pembina Meeting".

Court Approval

Interim Order

On February 17, 2012, Provident obtained the Interim Order providing for the calling and holding of the Provident Meeting and other procedural matters. The Interim Order is attached as Appendix C to this Circular.

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Final Order

The Arrangement requires Court approval. Subject to the terms of the Arrangement Agreement, if the Provident Arrangement Resolution and the Pembina Share Issuance Resolution are approved at the Provident Meeting and the Pembina Meeting, respectively, Provident will make an application to the Court for the Final Order at the Court House, 601 - 5th Street, S.W., Calgary, Alberta, Canada, on March 27, 2012 at 2:00 p.m. (Calgary time) or as soon thereafter as counsel may be heard. The Notice of Originating Application for the Final Order accompanies this Circular. At the application the Court will be requested to consider the fairness of the Arrangement.

Any Provident Shareholder, or other interested party desiring to support or oppose the Application with respect to the Arrangement, may appear at the hearing in person or by counsel for that purpose, subject to filing with the Court and serving on Provident on or before 12:00 p.m. (Calgary time) on March 23, 2012, a notice of intention to appear setting out their address for service and indicating whether they intend to support or oppose the Application or make submissions, together with any evidence or materials which are to be presented to the Court. Service of such notice on Provident is required to be effected by service upon the solicitors for Provident: Norton Rose Canada LLP, Suite 3700, 400-3rd Avenue S.W., Calgary, Alberta, T2P 4H2, Attention: Jack C. MacGillivray.

The Pembina Shares issuable to Provident Shareholders in exchange for their Provident Shares pursuant to the Arrangement have not been and will not be registered under the 1933 Act, in reliance upon the exemption from the registration requirements of the 1933 Act provided by Section 3(a)(10) thereof. The Court has been advised that the Final Order, if granted, will constitute the basis for an exemption from the registration requirements of the 1933 Act, pursuant to Section 3(a)(10) thereof, with respect to the issuance of the Pembina Shares issuable to Provident Shareholders pursuant to the Arrangement.

Provident has been advised by its counsel that the Court has broad discretion under the ABCA when making orders with respect to the Arrangement and that the Court, in hearing the application for the Final Order, will consider, among other things, the fairness of the Arrangement to the Provident Shareholders and any other interested party as the Court determines appropriate. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court may determine appropriate. Either Pembina or Provident may, subject to the terms of the Arrangement Agreement, determine not to proceed with the Arrangement in the event that any amendment ordered by the Court is not satisfactory to such Party.

Regulatory Approvals

The Arrangement Agreement provides that receipt of all required regulatory approvals including, without limitation, Competition Act approval, HSR Act approval and receipt of conditional approval of the TSX for listing of the Pembina Shares issuable pursuant to the Arrangement, is a condition precedent to the Arrangement becoming effective. See "Effect of the Arrangement".

Competition Act Approval

The Arrangement is a "notifiable transaction" for the purposes of Part IX of the Competition Act. When a transaction is a notifiable transaction under the Competition Act, certain prescribed information must be provided to the Commissioner under Part IX of the Competition Act and the transaction may not be completed until the expiry, waiver or termination of the applicable waiting period. Where a notification is made, the waiting period is 30 calendar days after the day on which the parties to the transaction submit the prescribed information, provided that, before the expiry of this period, the Commissioner has not notified the parties that she requires additional information that is relevant to the Commissioner's assessment of the transaction (a "Supplementary Information Request"). If the Commissioner provides the parties with a Supplementary Information Request, the parties cannot complete their transaction until 30 calendar days after compliance with such Supplementary Information Request, provided that there is no order in effect prohibiting completion at the relevant time. Provident and Pembina have filed a pre-merger notification under subsection 114(1) of the Competition Act.

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Where a transaction does not raise substantive issues under the Competition Act, the Commissioner may, upon application, issue an advance ruling certificate ("ARC") under Section 102 of the Competition Act. Where an ARC is issued, the parties to the transaction are not required to file a pre-merger notification. Further, if the notifiable transaction to which the ARC relates is substantially completed within one year after the ARC is issued, the Commissioner cannot seek an order of the Competition Tribunal under the merger provisions of the Competition Act in respect of the notifiable transaction solely on the basis of information that is the same or substantially the same as the information on the basis on which the ARC was issued.

Under the Competition Act, the Commissioner may decide to challenge the transaction or prevent its closing if the Commissioner is of the view that the transaction is likely to prevent or lessen competition substantially.

Completion of the Arrangement is subject to the condition that (a) an ARC shall have been issued by the Commissioner pursuant to section 102 of the Competition Act with respect to the transactions contemplated by the Arrangement Agreement; or (b) the waiting period under Section 123 of the Competition Act, and any timing agreement entered into with the Commissioner, shall have expired, been terminated or waived and there shall be no order issued by the Competition Tribunal under Section 92, Section 100 or Section 104 of the Competition Act and the Commissioner shall have confirmed in writing that she does not intend file an application for an order under Part VIII of the Competition Act in respect of the transactions contemplated by the Arrangement Agreement (a "no-action letter"), on terms satisfactory to the parties, acting reasonably.

Provident and Pembina have jointly requested that the Commissioner issue an ARC under Section 102 of the Competition Act or, alternatively, a "no action" letter in respect of the Arrangement.

HSR Act Compliance

Under the HSR Act, certain transactions may not be completed until each party has filed a Notification and Report Form with the Antitrust Division of the U.S. Department of Justice (the "DOJ") and with the U.S. Federal Trade Commission (the "FTC") and the HSR Act's 30 calendar-day waiting period has expired or been earlier terminated. The transactions contemplated by the Arrangement Agreement are subject to the HSR Act.

Provident and Pembina filed the requisite Notification and Report Forms on January 17, 2012, and the FTC granted early termination of the waiting period on January 30, 2012. The termination of the waiting period does not bar the FTC or the DOJ from subsequently challenging the Arrangement.

In addition, prior to acquiring their Pembina Shares, Provident Shareholders who as a result of the Arrangement will hold Pembina Shares with a value in excess of U.S.$68.2 million may, unless exempt, be subject to the filing and waiting period requirements of the HSR Act. This would require each such Provident Shareholder, as well as Pembina, to file a Notification and Report Form with the FTC and the DOJ and to observe an initial 30 calendar-day waiting period. The initial waiting period may be terminated before its expiration or extended by a request for additional information. Issuance of such a request requires the observation of an additional 30 calendar-day waiting period after the request is complied with (the waiting period may be further extended by court order). Therefore, compliance with the HSR procedures could delay the acquisition of Pembina Shares by affected Provident Shareholders and/or the effective date of the Arrangement. These requirements will not apply to a particular Provident Shareholder if: (i) such shareholder is not a "United States person" within the meaning or the HSR Act and will hold less than 50% of the voting securities of Pembina as a result of the Arrangement, or (ii) if such shareholder will hold 10% or less of the voting securities of Pembina is acquiring such voting securities solely for the purpose of investment within the meaning of the HSR Act. The term "United States person" as defined in the regulations under the HSR Act means a person ultimately controlled by an entity which "(A) is incorporated in the United States, is organized under the laws of the United States or has its principal offices within the United States, or (B) if a natural person, either is a citizen of the United States or resides in the United States." Any Provident Shareholder that believes that it may have a filing and waiting obligation under the HSR Act in connection with this transaction should contact Pembina at its head office at Suite 3800, 525 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1 and consult its own legal counsel.

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Canada Transportation Act Approval

Subsection 53.1(1) of the Canada Transportation Act provides that every person who is required to notify the Commissioner under subsection 114(1) of the Competition Act of a proposed transaction that involves a transportation undertaking shall, at the same time as the Commissioner is notified and, in any event, not later than the date by which the person is required to notify the Commissioner, give notice of the proposed transaction to the Transport Minister. Transactions that are subject to notification under the Canada Transportation Act cannot be completed until the requirements noted below have been satisfied. The transactions contemplated by the Arrangement Agreement also may be subject to notification under subsection 53.1(1) of the Canada Transportation Act.

While Provident and Pembina are of the view that the Canada Transportation Act likely does not apply to the transactions contemplated by the Arrangement Agreement, as a precaution Provident and Pembina have filed a notice under subsection 53.1(1) of the Canada Transportation Act with the Transport Minister. Under the Canada Transportation Act, the Transport Minister is required to inform the Parties within 42 days of the receipt of the Parties' notification whether, in the Transport Minister's opinion, the transactions contemplated by the Arrangement Agreement raise issues with respect to the public interest as it relates to national transportation. At any time during or at the end of the 42 day period, the Transport Minister may notify the Parties that the transactions contemplated by the Arrangement Agreement do not raise issues with respect to the public interest as it relates to national transportation, in which case the consummation of the transactions would no longer be prohibited under the Canada Transportation Act. Alternatively, if the Transport Minister determines that the transactions contemplated by the Arrangement Agreement raise issues with respect to the public interest as it relates to national transportation, the Parties cannot complete the transactions until they are approved by the Governor in Council. If this approval is required, the Transport Minister will direct the Canada Transportation Agency to examine the public interest issues and to report to the Transport Minister within 150 days (or within any longer period that the Transport Minister allows); within this same period, the Commissioner of Competition must report to the Transport Minister and the parties to the transaction on any concerns regarding potential prevention or lessening of competition that may occur as a result of the transaction. The Transport Minister will then make a recommendation to the Governor in Council as to whether to approve the proposed transaction. The Governor in Council has the authority to approve the transaction either conditionally or unconditionally.

Stock Exchange Listings

Provident is a reporting issuer under the securities laws of each province of Canada. The Provident Shares are listed and posted for trading on the TSX under the symbol "PVE" and on the NYSE under the symbol "PVX". The Provident 5.75% Debentures E Series are listed and posted for trading on the TSX under the symbol "PVE.DB.E" and the Provident 5.75% Debentures F Series are listed and posted for trading on the TSX under the symbol "PVE.DB.F".

On January 13, 2012, the last trading day on which the Provident Shares and Provident Debentures traded prior to announcement of the Arrangement, the closing price of the Provident Shares on the TSX and the NYSE was $9.51 and US$9.31, respectively, and the closing price of the Provident 5.75% Debentures E Series and Provident 5.75% Debentures F Series was $107.00 and $103.10, respectively. On February 16, 2012, the closing price of the Provident Shares on the TSX and the NYSE was $12.10 and US$12.13, respectively, and the closing price of the Provident 5.75% Debentures E Series and Provident 5.75% Debentures F Series was $118.00 and $107.50, respectively.

Pembina is a reporting issuer under the securities laws of each province of Canada. The Pembina Shares are listed and posted for trading on the TSX under the symbol "PPL" and the Pembina Debentures are listed and posted for trading on the TSX under the symbol "PPL.DB.C". Following completion of the Arrangement, the Pembina Shares will be registered pursuant to Section 12 of the 1934 Act.

On January 13, 2012, the last trading day on which the Pembina Shares and Pembina Debentures traded prior to announcement of the Arrangement, the closing price of the Pembina Shares and the Pembina Debentures on the TSX was $27.90 and $106.80, respectively. On February 16, 2012, the closing price of the Pembina Shares and the Pembina Debentures on the TSX was $28.83 and $109.45, respectively.

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It is anticipated that the Provident Shares will be delisted from the TSX and the NYSE following completion of the Arrangement. For information with respect to the trading history of the Pembina Shares and Provident Shares, see "Information Concerning Pembina Pipeline Corporation – Price Range and Trading Volumes" and "Information Concerning Provident Energy Ltd. – Price Range and Trading Volumes", as applicable.

It is a condition to the completion of the Arrangement that the TSX shall have conditionally approved the listing of the Pembina Shares to be issued to Provident Shareholders pursuant to the Arrangement. The TSX has conditionally approved the listing of the Pembina Shares to be issued to Provident Shareholders pursuant to the Arrangement, the supplemental listing of the Provident Debentures to be assumed by Pembina and the listing of the Pembina Shares issuable on conversion of the Provident Debentures following the Effective Date on the TSX. Listing is subject to Pembina fulfilling all of the listing requirements of the TSX. Pembina intends to apply to list the Pembina Shares on the NYSE, including the Pembina Shares issuable upon conversion of the Provident Debentures following the Effective Date (but not the Provident Debentures to be assumed by Pembina). Listing will be subject to Pembina fulfilling all of the listing requirements of the NYSE. However, no assurance can be made that listing of the Pembina Shares on the NYSE will occur in a timely manner, or at all.

Securities Law Matters

Canada

MI 61-101

Each of Provident and Pembina is subject to the provisions of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions ("MI 61-101"). MI 61-101 is intended to regulate insider bids, issuer bids, business combinations and related party transactions to ensure equality of treatment among securityholders, generally by requiring enhanced disclosure, minority securityholder approval, and, in certain instances, independent valuations and approval and oversight of certain transactions by a special committee of independent directors.

As previously described in this Circular, all Provident Shares will be exchanged for Pembina Shares under the terms of the Plan of Arrangement. Unless certain exceptions apply, the Arrangement may be considered a "business combination" in respect of Provident pursuant to MI 61-101 since the interest of a holder of a Provident Share may be terminated without the holder's consent. Accordingly, unless no related party of Provident is entitled to receive a "collateral benefit" (as defined in MI 61-101) in connection with the Arrangement, the transaction would be considered a "business combination" and subject to minority approval requirements.

If "minority approval" is required, MI 61-101 would require that, in addition to the approval of the Provident Arrangement Resolution by not less than 66 ⅔% of the votes cast by the Provident Shareholders present in person or represented by proxy, the Arrangement would also require the approval of a simple majority of the votes cast by Provident Shareholders, excluding votes cast in respect of Provident Shares held by "related parties" who receive a "collateral benefit" (as such terms are defined in MI 61-101) as a consequence of the transaction.

However, the minority approval requirements of MI 61-101 do not apply to certain transactions in which a related party beneficially owns, or exercises control or direction over, less than 1% of the issuer's outstanding equity securities or to certain transactions in which an independent committee of directors has determined, acting in good faith, that the value of the benefits received by a related party, net of any offsetting costs to the related party, is less than 5% of the value the related party expects to receive pursuant to the transaction, provided the independent committee's determination is disclosed in the disclosure document for the transaction.

As disclosed in the Circular, certain current officers of Provident will receive compensation in the form of severance payments and payments resulting from accelerated vesting of grants under the Provident LTIP upon completion of the Arrangement. Provident has considered whether any of these payments or other benefits to be received by the officers of Provident would constitute a "collateral benefit" for purposes of MI 61-101 such that the Arrangement would therefore constitute a "business combination" under MI 61-101.

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Provident has determined that none of these payments or other benefits is a "collateral benefit" for the purposes of MI 61-101 since: (i) the benefit is not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the related party for their Provident Shares; (ii) the benefit is not, by its terms, conditional on the related party supporting the Arrangement in any manner; (iii) full particulars of the benefit have been disclosed in this Circular; and (iv) each of the related parties receiving the benefit exercised control or direction over, or beneficially owned, less than 1% of the outstanding Provident Shares, at the date on which the proposed Arrangement was agreed to.

Accordingly, the Arrangement is not considered to be a "business combination" in respect of Provident, and as a result, no "minority approval" is required for the Provident Arrangement Resolution. In addition, since the Arrangement does not constitute a business combination, no formal valuation is required for the Arrangement under MI 61-101.

United States

The Pembina Shares issuable to Provident Shareholders in exchange for their Provident Shares pursuant to the Arrangement have not been and will not be registered under the 1933 Act, and will be issued in reliance upon the exemption from the registration requirements of the 1933 Act provided by Section 3(a)(10) thereof. Section 3(a)(10) of the 1933 Act exempts the issuance of any securities issued in exchange for one or more bona fide outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of such issuance and exchange at which all persons to whom it is proposed to issue the securities have the right to appear and receive timely notice thereof. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. The Court granted the Interim Order on February 17, 2012 and, subject to the approval of the Arrangement by Provident Shareholders and satisfaction of certain other conditions, a hearing on the Arrangement will be held on March 27, 2012 by the Court. See "Procedure for the Arrangement to Become Effective – Court Approval".

Following the Arrangement, Pembina will be deemed to be a "successor issuer" to Provident under the 1934 Act, and consequently the Pembina Shares will be deemed to be registered pursuant to Section 12 of the 1934 Act and Pembina will be subject to the applicable reporting and disclosure requirements under the 1934 Act. Pembina intends to apply to list the Pembina Shares on the NYSE. Listing will be subject to Pembina fulfilling all the listing conditions of the NYSE. However, no assurance can be made that listing of the Pembina Shares on the NYSE will occur in a timely manner, or at all.

The Pembina Shares issuable to Provident Shareholders pursuant to the Arrangement will be, following completion of the Arrangement, freely tradeable under the 1933 Act, except by persons who will be "affiliates" of Pembina after the Effective Date or were affiliates of Pembina within 90 days before the Effective Date. Persons who may be deemed to be "affiliates" of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer.

Any resale of such Pembina Shares by such an affiliate (or former affiliate) may be subject to the registration requirements of the 1933 Act, absent an exemption or exclusion therefrom. Subject to certain limitations, such affiliates (and former affiliates) may immediately resell Pembina Shares outside the United States without registration under the 1933 Act pursuant to Regulation S under the 1933 Act. If available, such affiliates (and former affiliates) may also resell such Pembina Shares pursuant to Rule 144 under the U.S. Securities Act.

Affiliates – Rule 144

In general, under Rule 144, persons who are affiliates of Pembina after the Effective Date (or were affiliates of Pembina within 90 days prior to the Effective Date) will be entitled to sell, during any three-month period, the Pembina Shares that they receive in connection with the Arrangement, provided that the number of such securities sold does not exceed the greater of one percent of the then outstanding securities of such class or, if such securities are listed on a United States securities exchange (such as the NYSE) and/or reported through the automated quotation system of a U.S. registered securities association, the average weekly trading volume of such securities during the four calendar week period preceding the date of sale, subject to specified restrictions on manner of sale, filing requirements, aggregation rules and the availability of current public information about Pembina. Persons who are affiliates of Pembina after the Effective Date (or within 90 days prior thereto) will continue to be subject to the resale restrictions described in this paragraph for so long as they continue to be affiliates of Pembina.

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Affiliates – Regulation S

In general, under Regulation S, persons who are affiliates of Pembina following the Effective Date (or were affiliates of Pembina within 90 days prior to the Effective Date) solely by virtue of their status as an officer or director of Pembina may sell their Pembina Shares outside the United States in an "offshore transaction" if neither the seller, an affiliate nor any person acting on its behalf engages in "directed selling efforts" in the United States and provided that no selling commission, fee or other remuneration is paid in connection with such sale other than the usual and customary broker's commission that would be received by a person executing such transaction as agent. For purposes of Regulation S, "directed selling efforts" means "any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered". Also, under Regulation S, subject to certain exceptions contained in Regulation S, an "offshore transaction" is a transaction in which the offer of the applicable securities is not made to a person in the United States, and either (a) at the time the buy order is originated, the buyer is outside the United States or the seller reasonably believes that the buyer is outside of the United States, or (b) the transaction is executed in, on or through the facilities of a designated offshore securities market (which would include a sale on the TSX). Certain additional restrictions, set forth in Rule 903 of Regulation S, are applicable to sales outside the United States and to "U.S. persons" (as such term is defined in Regulation S) by a holder of Pembina Shares who is an affiliate of Pembina after the completion of the Arrangement (or was an affiliate of Pembina within 90 days prior to the Effective Date) other than by virtue of his or her status as an officer or director of Pembina.

The foregoing discussion is only a general overview of certain requirements of United States federal securities laws applicable to the resale of Pembina Shares received upon completion of the Arrangement. All holders of such securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable securities legislation.

Procedure for Election and Exchange of Provident Share Certificates

A copy of the Provident Letter of Transmittal and Election Form is enclosed with this Circular. To receive the Pembina Shares issuable pursuant to the Arrangement, the enclosed Provident Letter of Transmittal and Election Form must be duly completed, executed and returned with the certificate(s) representing Provident Shares and any other documentation as provided in the Provident Letter of Transmittal and Election Form, to the office of the Depositary specified in the Provident Letter of Transmittal and Election Form. In the event that the Arrangement is not completed, such certificates will be promptly returned. Upon surrender to the Depositary of a duly completed and executed Provident Letter of Transmittal and Election Form, the certificate(s) representing Provident Shares and any other documentation as provided in the Provident Letter of Transmittal and Election Form, the Depositary shall (subject to any withholdings, if applicable) deliver to such holder a direct registration advice ("DRS Advice") evidencing registered ownership of the Pembina Shares to which the holder of such Provident certificate is entitled pursuant to the Arrangement (together with any dividends or distributions with respect thereto pursuant to the Plan of Arrangement). Additional copies of the Provident Letter of Transmittal and Election Form are available by contacting the Depositary at 1-800-564-6253.

Provident Shareholders who are not Non-Resident Shareholders may elect to be Exchanging Provident Shareholders and directly exchange their Provident Shares directly with Pembina for Pembina Shares rather than exchanging their Provident Shares for Pembina Shares upon the Amalgamation forming part of the Arrangement. A Provident Shareholder who is not a Non-Resident Shareholder and who wishes to elect to be an Exchanging Provident Shareholder must check the box provided in the Provident Letter of Transmittal and Election Form and deposit with the Depositary a duly completed and executed Provident Letter of Transmittal and Election Form together with the certificates representing their Provident Shares and any other documents required by the Provident Letter of Transmittal and Election Form to be received by the Depositary no later than 4:30 p.m. (Calgary time) on March 26, 2012.

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A Provident Shareholder who is considering making an election to be an Exchanging Provident Shareholder is urged to review the information in the Circular under the heading "Certain Canadian Federal Income Tax Considerations - Disposition of Provident Shares by Exchanging Provident Shareholders" and should consult with its own tax advisor prior to submitting the Provident Letter of Transmittal and Election Form.

All dividends or distributions made with respect to any Pembina Shares issued pursuant to the Arrangement but for which a DRS Advice representing such Pembina Shares has not been issued shall be paid or delivered to the Depositary to be held by the Depositary in trust for the registered holder thereof. No dividend or other distribution declared or made after the Effective Time with respect to Pembina Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Provident Shares unless and until the holder of such certificate shall have deposited with the Depositary a duly completed and executed Provident Letter of Transmittal and Election Form together with the certificates representing the holder's Provident Shares. Subject to applicable law and the terms of the Plan of Arrangement, at the time of such valid deposit, the Depositary shall deliver to such registered holder, as soon as reasonably practicable, in addition to the DRS Advice representing Pembina Shares to which such holder is entitled, the amount of such dividends and other distributions thereon with a record date after the Effective Time (without interest) to which such holder is entitled, net of applicable withholding and other taxes.

Provident Shareholders whose Provident Shares are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their Provident Shares.

Provident Shareholders are encouraged to deliver a duly completed and executed Provident Letter of Transmittal and Election Form together with the relevant share certificate(s) to the Depositary as soon as possible.

None of Provident, Pembina or the Depositary are liable for failure to notify Provident Shareholders, nor do they have any obligation to notify Provident Shareholders, who make a deficient deposit with the Depositary.

Provident and Pembina reserve the right to permit the procedure for the exchange of Provident Shares pursuant to the Arrangement to be completed other than that as set out above.

From and after the Effective Time, certificates formally representing Provident Shares shall represent only the right to receive Pembina Shares to which the holders are entitled pursuant to the Arrangement.

The use of mail to transmit certificates representing Provident Shares and the Provident Letter of Transmittal and Election Form is at each Provident Shareholder's option and risk. Provident recommends that such certificates and documents be delivered by hand to the Depositary and a receipt therefore be obtained or, if mailed, by registered mail with return receipt being used and that appropriate insurance be obtained.

If a share certificate has been lost or destroyed, the Provident Letter of Transmittal and Election Form should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary will forward such letter to Provident so that Provident may provide replacement instructions. The replacement certificate must be received by the Depositary prior to issuing the Pembina Shares.

Any certificate which immediately prior to the Effective Time represented outstanding Provident Shares that has not been validly deposited with all other documents as required pursuant to the Arrangement on or prior to three years less one day from the Effective Date shall cease to represent a right or claim of any kind or nature against Pembina or Provident, including the right of the holder of such shares to receive Pembina Shares (and any dividends or other distributions thereon). In such circumstances, the person ultimately entitled to any Pembina Shares hereunder shall be deemed to have surrendered such entitlement to Pembina or Provident, as applicable, together with all entitlement to dividends, distributions and cash thereon held for such former holder for no consideration. In such case, such Pembina Shares shall be returned to Pembina for cancellation and any dividends or other distributions in respect of Pembina Shares shall be returned to Pembina.

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Any payment made by way of cheque by Provident, the Depositary or Pembina pursuant to the Plan of Arrangement that has not been deposited or has been returned to Provident, the Depositary or Pembina or that otherwise remains unclaimed, in each case, on or before the second anniversary of the Effective Time shall be returned by the Depositary to Pembina, and any right or claim to payment under the Arrangement that remains outstanding on the day that is three years less one day from the Effective Date shall cease to represent a right or claim by or interest of any kind or nature, and the right of a former holder of Provident Shares to receive the consideration for such Provident Shares pursuant to the Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to Pembina or Provident, as applicable, for no consideration.

In the event that the Arrangement does not proceed, all certificates representing Provident Shares deposited with a related Provident Letter of Transmittal and Election Form will be returned to Provident Shareholders at the name and address specified in the Provident Letter of Transmittal and Election Form by first class mail or, if no name or address is specified, at such name and such address as is shown on the register maintained by Provident.

Notwithstanding the provisions of the Circular, the Provident Letter of Transmittal and Election Form, the Arrangement Agreement or Plan of Arrangement, DRS Advices representing Pembina Shares and certificates representing Provident Shares to be returned will not be mailed if Pembina determines that delivery thereof by mail may be delayed. Persons entitled to certificates, DRS Advices and other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the deposited certificates representing Provident Shares in respect of which certificates are being issued were originally deposited upon application to the Depositary until such time as Pembina has determined that delivery by mail will no longer be delayed. Notwithstanding the foregoing, certificates, DRS Advices and other relevant documents not mailed for the foregoing reason will be conclusively deemed to have been delivered on the first day upon which they are available for delivery at the office of the Depositary at which the Provident Shares were deposited and payment for those Provident Shares shall be deemed to have been immediately made upon such deposit.

The Provident Debentures have been issued in "book-entry only" form. Accordingly, CDS & Co. is the sole registered holder of the Provident Debentures. If the Arrangement is completed, CDS & Co. will take such steps as are necessary to reflect the assumption of the Provident Debentures by Pembina and CDS & Co. and the applicable participants will make any required adjustment through the book-entry only system to the beneficial owners of the Provident Debentures. Holders of Provident Debentures do not need to submit a Provident Letter of Transmittal and Election Form in order for the applicable adjustments to take effect.

INTERESTS OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Provident

Certain executive officers of Provident have interests in the transactions contemplated by the Arrangement that may be different from, and/or in addition to, the interests of Provident Shareholders generally. The Provident Board was aware of these potential interests and considered them, along with other matters, in reaching its decision to approve the Arrangement and to recommend that Provident Shareholders vote in favour of the Provident Arrangement Resolution. Except as described below, to the knowledge of Provident, the directors and executive officers of Provident have no material interest in the Arrangement that differs from the interests of Provident Shareholders generally.

Mr. Randall Findlay, a director of both Provident and Pembina, and Hugh Fergusson, a director of a competitor of Provident, each disclosed the nature and extent of a conflict or potential conflict of interest when the proposed Arrangement with Pembina was disclosed at a Provident Board meeting, and confirmed each would be recusing themselves from participation in considering, and in voting on, matters relating to the proposed transaction with Pembina.

Each of the five executive officers of Provident, namely, Mr. Douglas Haughey, President and Chief Executive Officer, Mr. Brent Heagy, Senior Vice President, Finance and Chief Financial Officer, Mr. Murray Buchanan, Executive Vice President, Mr. Andrew Gruszecki, Executive Vice President and Mr. Robert Lock, Vice President, NGL Supply and Extraction, has a written employment agreement with Provident that outline, among other things, the terms and conditions applicable in the event of a "change of control" of Provident and associated termination of employment.

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The completion of the Arrangement will constitute a "change of control" of Provident under the terms of the employment agreements of Mr. Haughey and Mr. Heagy and neither Mr. Haughey or Mr. Heagy will be continuing in their roles in the combined entity after completion of the Arrangement. Each of Messrs. Haughey and Heagy will, therefore, receive a lump sum payment upon completion of the Arrangement comprised of: (i) the amount of earned but unpaid 2012 salary up until the date of completion of the Arrangement; (ii) incurred but unpaid expense reimbursements; (iii) an amount equal to the applicable pro rata portion of the 2012 target bonus; (iv) a termination allowance equal to 2.0 times the aggregate of his current salary and benefits, and average bonuses over the prior three years (for Mr. Haughey) or equal to 1.5 times the aggregate of his current salary and benefits, and average bonuses over the prior three years (for Mr. Heagy). This amount is approximately $2.01 million for Mr. Haughey and $0.88 million for Mr. Heagy and will be paid upon completion of the Arrangement. Mr. Haughey and Mr. Heagy will also, pursuant to the terms of their employment agreements, be entitled to acceleration and payment of all previously granted LTIP awards.

The completion of the Arrangement is also a "change of control" of Provident under the terms of the employment agreements of Messrs. Buchanan, Gruszecki and Lock. It has not yet been determined whether or not the employment of Messrs. Buchanan, Gruszecki or Lock will be terminated as a result of the Arrangement and they therefore may or may not be entitled to a severance payment under their employment agreements. In the event that their employment is terminated as a result of the completion of the Arrangement, each of Messrs. Buchanan, Gruszecki and Lock will be entitled to receive a lump sum comprised of: (i) the amount of earned but unpaid 2012 salary up until their termination date; (ii) incurred but unpaid expense reimbursements; (iii) an amount equal to the applicable pro rata portion of the annual target bonus; (iv) a termination allowance equal to 1.5 times the aggregate of his current salary and benefits, and average bonuses over the prior 3 years. This amount will, if applicable, be approximately $0.90 million for Mr. Buchanan, $0.90 million for Mr. Gruszecki and $0.75 million for Mr. Lock. Pursuant to their employment agreements with Provident, each of Messrs. Buchanan, Gruszecki and Lock will also, whether or not their employment is terminated, have all of their previously granted LTIP awards accelerated and paid out upon completion of the Arrangement.

Messrs. Grant Billing and Jeffrey Smith, current directors of Provident, are expected to be appointed as directors of Pembina after completion of the Arrangement. Mr. Randall Findlay will also be continuing as a director of Pembina after completion of the Arrangement. Accordingly, Messrs. Billing, Findlay and Smith will only be entitled, as a result of completion of the Arrangement, to be paid out in respect of awards granted to them under the Provident 2010 LTIP. The balance of the Provident directors will have all of their previously granted LTIP awards accelerated and paid out pursuant to the terms of the applicable plans as a result of the completion of the Arrangement.

The actual amount of LTIP awards to be accelerated and paid out will be determined based on, among other things, the trading price of the Provident Shares for a defined period prior to the Effective Date. Based on the closing price of the Provident Shares of $12.10 per share as of February 16, 2012, the following amounts are estimated to be payable to each director and executive officer of Provident in respect of LTIP awards:

Director/Officer	Estimated LTIP Payment (000's)
Mr. Haughey	$6,346
Mr. Heagy	$2,421
Mr. Buchanan	$3,642
Mr. Gruszecki	$3,642
Mr. Lock	$2,455
Mr. Zaozirny	$477
Mr. Shaikh	$330
Mr. Libin	$330
Mr. Fergusson	$330
Mr. Gish	$330
Mr. Findlay	$144
Mr. Billing	$144
Mr. Smith	$144

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As at the date hereof, the directors and officers of Provident and their associates and affiliates, as a group, beneficially owned, or controlled or directed, less than 1% of the outstanding Provident Shares (on a non-diluted basis) and less than 1% of each of the outstanding Pembina Shares (on a non-diluted basis) and Pembina Debentures.

Immediately after giving effect to the Arrangement, it is anticipated that the current directors and officers of Provident and their associates and affiliates, as a group, would beneficially own, or control or direct, directly or indirectly, less than 1% of the then outstanding Pembina Shares on a non-diluted basis.

The directors (other than the two recused directors) and executive officers of Provident have indicated their intention to vote their Provident Shares in favour of the Provident Arrangement Resolution and have entered into Provident Support Agreements with Pembina agreeing to do so. See "Effect of the Arrangement – Provident Support Agreements".

Provident has retained TD to be the financial advisor to Provident with respect to the Arrangement. TD has received or will receive fees from Provident for services rendered.

Pembina

Except as described below, to the knowledge of Pembina, the directors and executive officers of Pembina have no material interest in the Arrangement or the Pembina Share Issuance Resolution that differs from the interests of Pembina Shareholders generally. Mr. Randall Findlay, a director of Pembina, is a director of Provident and was President of Provident Energy Trust, the predecessor of Provident, from 2001 to 2006. Each of Allan Edgeworth and Myron Kanik, who are directors of Pembina, is a director of a competitor of Pembina. Each of Messrs. Findlay, Edgeworth and Kanik disclosed the nature and extent of a conflict or potential conflict of interest when the proposed Arrangement with Provident was disclosed at a Pembina Board meeting, and confirmed each would be recusing themselves from participation in considering, and voting on, matters relating to the proposed transaction with Provident. Mr. Thomas Buchanan, a director of Pembina, is the former Chief Executive Officer (from 2001 to 2006) and President and Chief Executive Officer (from 2006 to 2010) of Provident.

As at the date hereof, the current directors and executive officers of Pembina and their associates and affiliates, as a group, beneficially owned, or controlled or directed, directly or indirectly, less than 1% of the outstanding Pembina Shares on a non-diluted basis.

In addition, the following table identifies, as at the date hereof, the number of Provident Shares and Provident Debentures beneficially owned, or controlled or directed, directly or indirectly, by certain directors and executive officers of Pembina and their associates and affiliates.

Director/Officer	Provident Shares	Provident 5.75% Debentures E Series (Principal Amount)	Provident 5.75% Debentures F Series (Principal Amount)
Thomas W. Buchanan, Director	844	-	-
Randall J. Findlay, Director	165,589	-	$200,000
David M.B. LeGresley, Director	6,000	$50,000	-
Leslie A. O'Donoghue, Director	6,000	-	-
Peter Robertson Vice President, Finance and Chief Financial Officer	5,148	-	$10,000
G.E. Hermanutz, Vice President, Corporate Affairs	443	-	-

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The directors (other than the three recused directors) and executive officers of Pembina have indicated their intention to vote their Pembina Shares in favour of the Pembina Share Issuance Resolution and have entered into Pembina Support Agreements with Provident agreeing to do so. See "Effect of the Arrangement – Pembina Support Agreements".

Pembina has retained Scotia to be the financial advisor to Pembina with respect to the Arrangement. Scotia has received or will receive fees from Pembina for services rendered.

LEGAL DEVELOPMENTS

Section 193 of the ABCA provides that, where it is impracticable for a corporation to effect an arrangement under any other provision of the ABCA, a corporation may apply to the Court for an order approving the arrangement proposed by such corporation. Pursuant to this section of the ABCA, such an application will be made by Provident for approval of the Arrangement. There have been a number of judicial decisions considering this section and its application; however, there have not been, to the knowledge of Provident, any recent significant decisions which would apply in this instance.

Provident Shareholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement.

DISSENT RIGHTS

The following description of the right to dissent and appraisal to which registered Provident Shareholders are entitled is not a comprehensive statement of the procedures to be followed by a Provident Dissenting Shareholder who seeks payment of the fair value of such Provident Dissenting Shareholder's Provident Shares and is qualified in its entirety by the reference to the full text of the Interim Order, Plan of Arrangement and the text of Section 191 of the ABCA, which are attached to this Circular as Appendix C, Schedule A to Appendix B, and Appendix D, respectively. A Provident Dissenting Shareholder who intends to exercise the right to dissent and appraisal should carefully consider and comply with the provisions of the ABCA, as modified by the Interim Order. Failure to strictly adhere to the procedures established therein may result in the loss of all rights thereunder.

Accordingly, each Provident Dissenting Shareholder who might desire to exercise Dissent Rights should consult their own legal advisor.

A Court hearing the application for the Final Order has the discretion to alter the rights of dissent described herein based on the evidence presented at such hearing.

Subject to certain tests as described below, pursuant to the Interim Order, Provident Dissenting Shareholders are entitled, in addition to any other right such Provident Dissenting Shareholder may have, to dissent and to be paid by Provident the fair value of the Provident Shares held by such Provident Dissenting Shareholder in respect of which such Provident Dissenting Shareholder dissents, determined as of the close of business on the last Business Day before the day on which the Provident Arrangement Resolution from which such Provident Dissenting Shareholder's dissent was adopted. A Provident Dissenting Shareholder may dissent only with respect to all of the Provident Shares held by such Provident Dissenting Shareholder or on behalf of any one beneficial owner and registered in the Provident Dissenting Shareholder's name. Only registered Provident Shareholders may dissent. Persons who are beneficial owners of Provident Shares registered in the name of a broker, dealer, bank, trust company or other nominee who wish to dissent, should be aware that they may only do so through the registered owner of such Provident Shares or by making arrangements for the Provident Shares owned by that holder to be registered in their name prior to the time the written objection to the Provident Arrangement Resolution is required to be received by Provident. A registered Provident Shareholder, such as a broker, who holds Provident Shares as nominee for beneficial holders, some of whom wish to dissent, must exercise the Dissent Right on behalf of such beneficial owners with respect to all of the Provident Shares held for such beneficial owners. In such case, the demand for dissent should set forth the number of Provident Shares covered by it.

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Provident Dissenting Shareholders must provide a written objection to the Provident Arrangement Resolution to Provident c/o Norton Rose Canada LLP, Suite 3700, 400 – 3rd Avenue S.W., Calgary, Alberta, T2P 4H2, Attention: Jack C. MacGillivray, by 5:00 p.m. on March 23, 2012 or the last Business Day immediately preceding the date of any adjournment of the Provident Meeting. No Provident Shareholder who has voted in favour of the Provident Arrangement Resolution shall be entitled to dissent with respect to the Arrangement.

Provident or Amalco (as successor to Provident following the completion of the Arrangement) or a Provident Dissenting Shareholder may apply to the Court, by way of an originating notice, after the approval of the Provident Arrangement Resolution, to fix the fair value of the Provident Dissenting Shareholder's Provident Shares. If such an application is made to the Court by either Provident or Amalco, as applicable, or a Provident Dissenting Shareholder, Provident or Amalco, as applicable, must, unless the Court orders otherwise, send to each Provident Dissenting Shareholder a written offer to pay the Provident Dissenting Shareholder an amount considered to be the fair value of the Provident Shares held by such Provident Dissenting Shareholders. The offer, unless the Court orders otherwise, must be sent to each Provident Dissenting Shareholder at least 10 days before the date on which the application is returnable, if Provident or Amalco, as applicable, is the applicant, or within 10 days after Provident or Amalco, as applicable, is served a copy of the originating notice, if a Provident Dissenting Shareholder is the applicant. Every offer will be made on the same terms to each Provident Dissenting Shareholder of Provident Shares and contain or be accompanied with a statement showing how the fair value was determined.

A Provident Dissenting Shareholder may make an agreement with Provident or Amalco, as applicable, for the purchase of such holder's Provident Shares in the amount of the offer made by Provident or Amalco, as applicable, or otherwise, at any time before the Court pronounces an order fixing the fair value of the Provident Shares.

A Provident Dissenting Shareholder will not be required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application or appraisal. On the application, the Court will make an order fixing the fair value of the Provident Shares of all Provident Dissenting Shareholders who are parties to the application, giving judgment in that amount against Provident or Amalco, as applicable, and in favour of each of those Provident Dissenting Shareholders, and fixing the time within which Provident or Amalco, as applicable, must pay the amount payable to each Provident Dissenting Shareholder calculated from the date on which the Provident Dissenting Shareholder ceases to have any rights as a Provident Shareholder, until the date of payment.

On the Arrangement becoming effective, or upon the making of an agreement between Provident or Amalco, as applicable, and the Provident Dissenting Shareholder as to the payment to be made by Provident or Amalco, as applicable, to the Provident Dissenting Shareholder, or upon the pronouncement of a Court order, whichever first occurs, the Provident Dissenting Shareholder will cease to have any rights as a Provident Shareholder other than the right to be paid the fair value of such holder's Provident Shares in the amount or in the amount of the judgment, as the case may be. Until one of these events occurs, the Provident Dissenting Shareholder may withdraw the Provident Dissenting Shareholder's dissent, or if the Arrangement has not yet become effective, Provident may rescind the Provident Arrangement Resolution, and in either event, the dissent and appraisal proceedings in respect of that Provident Dissenting Shareholder will be discontinued.

Provident or Amalco, as applicable, shall not make a payment to a Provident Dissenting Shareholder under Section 191 of the ABCA if there are reasonable grounds for believing that it is or would after the payment be unable to pay its liabilities as they become due, or that the realizable value of its assets would thereby be less than the aggregate of its liabilities. In such event, Provident or Amalco, as applicable, shall notify each Provident Dissenting Shareholder that it is unable lawfully to pay the Provident Dissenting Shareholder for their Provident Shares, in which case the Provident Dissenting Shareholder may, by written notice to Provident or Amalco, as applicable, within 30 days after receipt of such notice, withdraw such holder's written objection, in which case the holder shall be deemed to have participated in the Arrangement as a Provident Shareholder. If the Provident Dissenting Shareholder does not withdraw such holder's written objection, such Provident Dissenting Shareholder retains status as a claimant against Provident or Amalco, as applicable, to be paid as soon as it is lawfully entitled to do so or, in a liquidation, to be ranked subordinate to the rights of its creditors but in priority to its shareholders.

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All Provident Shares held by Provident Dissenting Shareholders who exercise their Dissent Rights will, if the holders do not otherwise withdraw such holder's written objection, be deemed to be transferred to Provident under the Arrangement, and cancelled in exchange for the fair value thereof or will, if such Provident Dissenting Shareholders ultimately are not so entitled to be paid the fair value thereof, be treated as if the holder had participated in the Arrangement on the same basis as a non-dissenting holder of Provident Shares, and such Provident Shares will be deemed to be exchanged into Pembina Shares on the same basis as all other Provident Shareholders pursuant to the Arrangement.

The above summary does not purport to provide a comprehensive statement of the procedures to be followed by a Provident Dissenting Shareholders who seek payment of the fair value of their Provident Shares. Section 191 of the ABCA, other than as amended by the Interim Order, requires adherence to the procedures established therein and failure to do so may result in the loss of all rights thereunder. Accordingly, Provident Dissenting Shareholders who might desire to exercise the right to dissent and appraisal should carefully consider and comply with the provisions of Section 191 of the ABCA, the full text of which is set out in Appendix D to this Circular, and consult their own legal advisor.

Unless otherwise waived, it is a condition to the completion of the Arrangement that, holders of less than 5% of the issued and outstanding Provident Shares shall have exercised Dissent Rights in respect of the Arrangement that have not been withdrawn as of the Effective Date.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Norton Rose Canada LLP, counsel to Provident, and Blake, Cassels & Graydon LLP, counsel to Pembina, the following summary describes the principal Canadian federal income tax considerations under the Tax Act of the Arrangement generally applicable to a beneficial owner of Provident Shares who, at all relevant times, for purposes of the Tax Act: (i) deals at arm's length with Provident, Pembina and AcquisitionCo; (ii) is not affiliated with Provident, Pembina or AcquisitionCo; and (iii) holds its Provident Shares, and will hold the Pembina Shares received upon the Arrangement, as capital property (a "Holder").

Provident Shares will generally be considered to be capital property to a Holder unless such Provident Shares are held by the Holder in the course of carrying on a business or were acquired in one or more transactions considered to be an adventure or concern in the nature of trade. Certain Holders resident in Canada may be entitled to make or may have already made the irrevocable election permitted by subsection 39(4) of the Tax Act to treat all Provident Shares (and every other "Canadian security" as defined in the Tax Act) owned by such Holder as capital property in the taxation year in which the election is made and in all subsequent taxation years. Holders whose Provident Shares might not otherwise be considered to be capital property should consult their own tax advisors.

This summary is not applicable to: (i) a Provident Shareholder that is a "specified financial institution" for the purposes of the Tax Act; (ii) a Provident Shareholder that is a "financial institution" for the purposes of the mark-to-market rules in the Tax Act; (iii) a Provident Shareholder, an interest in which is a "tax shelter investment" for the purposes of the Tax Act; or (iv) a Provident Shareholder whose "functional currency" for the purposes of the Tax Act is the currency of a country other than Canada. Such Provident Shareholders should consult their own tax advisors.

This summary is based on the current provisions of the Tax Act, and on counsels' understanding of the current administrative policies and assessing practices of the CRA published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, regulatory, administrative or judicial action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.

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This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular Provident Shareholder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, Provident Shareholders should consult their own tax advisors having regard to their own particular circumstances.

Certain Canadian Federal Income Tax Considerations for Holders Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the application of the Tax Act: (i) is, or is deemed to be, resident in Canada and, other than with respect to the Pembina Shares referred to under "Eligibility for Investment" below, (ii) is not exempt from tax under Part I of the Tax Act (a "Resident Holder").

Exchange of Provident Shares Where No Election to be an Exchanging Provident Shareholder is Made

Provident Shares held by Resident Holders (other than Dissenting Shareholders and Provident Shareholders who elect to be Exchanging Provident Shareholders), will be exchanged for Pembina Shares on the Amalgamation forming part of the Arrangement.

A Resident Holder who receives Pembina Shares in exchange for Provident Shares on the Amalgamation will not realize any capital gain or capital loss as a result of the exchange. Such Holder will be considered to have disposed of its Provident Shares for proceeds of disposition equal to the aggregate adjusted cost base of the Provident Shares to the Holder immediately before the Amalgamation and to have acquired such Pembina Shares at an aggregate cost equal to such proceeds of disposition. This cost will be averaged with the adjusted cost base of all other Pembina Shares held by the Holder as capital property for the purpose of determining the adjusted cost base of each Pembina Share held by the Holder.

Disposition of Provident Shares by Exchanging Provident Shareholders

Resident Holders, other than Provident Dissenting Shareholders, who elect to be Exchanging Provident Shareholders will directly exchange their Provident Shares with Pembina for Pembina Shares immediately prior to the amalgamation of Provident and AcquisitionCo (a "Direct Exchange").

An Exchanging Provident Shareholder who exchanges Provident Shares for Pembina Shares in a Direct Exchange will be deemed to have disposed of such Provident Shares under a tax-deferred share-for-share exchange under Section 85.1 of the Tax Act, unless such Exchanging Provident Shareholder chooses to recognize a capital gain (or capital loss) on the Direct Exchange as described in the immediately following paragraph. Where Section 85.1 of the Tax Act applies on a Direct Exchange, the Exchanging Provident Shareholder will be deemed to have disposed of the Provident Shares for proceeds of disposition equal to the adjusted cost base of the Provident Shares to such Exchanging Provident Shareholder, determined immediately before the Effective Time, and the Exchanging Provident Shareholder will be deemed to have acquired the Pembina Shares at an aggregate cost equal to such adjusted cost base of the Provident Shares. This cost will be averaged with the adjusted cost base of all other Pembina Shares held by the Exchanging Provident Shareholder as capital property for the purpose of determining the adjusted cost base of each Pembina Share held by the Exchanging Provident Shareholder.

An Exchanging Provident Shareholder who chooses to recognize all of the capital gain (or capital loss) in respect of the Direct Exchange may do so by including the applicable portion of such capital gain (or capital loss) in computing its income for the taxation year in which the Direct Exchange takes place. In such circumstances, the Exchanging Provident Shareholder will realize a capital gain (or a capital loss) equal to the amount, if any, by which the fair market value of the Pembina Shares received exceeds (or is less than) the aggregate of the adjusted cost base of the Provident Shares to the Exchanging Provident Shareholder, determined immediately before the Effective Time, and any reasonable costs of disposition. The amount of any capital loss realized by a Provident Shareholder that is a corporation, trust or partnership may be denied in certain cases where such Provident Shareholder acquired the Provident Shares in a transaction subject to the stop-loss rules described in the Tax Act. For a description of the tax treatment of capital gains and capital losses, see "Taxation of Capital Gains and Capital Losses" below. The cost of the Pembina Shares acquired on the exchange will be equal to the fair market value thereof. This cost will be averaged with the adjusted cost base of all other Pembina Shares held by the Exchanging Provident Shareholder as capital property for the purpose of determining the adjusted cost base of such Pembina Shares.

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Dissenting Resident Holders

In the view of counsel, the tax consequences to a Resident Holder who exercises Dissent Rights in respect of the Arrangement (in each case, a "Dissenting Resident Holder") are unclear. Under one interpretation, a Dissenting Resident Holder who is paid fair value of such Dissenting Resident Holder's Provident Shares by Amalco may be deemed to have received a taxable dividend equal to the amount, if any, by which the cash received in respect of the fair value of such Resident Holder's Provident Shares (other than in respect of interest awarded by the court) exceeds the paid-up capital of such Provident Shares to the Resident Holder as determined under the Tax Act. In such circumstances, a Dissenting Resident Holder will also be considered to have disposed of Provident Shares for proceeds of disposition equal to the cash received in respect of the fair market value of such Dissenting Resident Holder's Provident Shares less an amount in respect of interest, if any, awarded by a court and the amount of any deemed dividend.

Alternatively, since the payment to Dissenting Resident Holders is not made until after the Amalgamation, a Dissenting Resident Holder who is paid the fair value of such Dissenting Resident Holder's Provident Shares by Amalco may realize a capital gain (or a capital loss) equal to the amount, if any, by which the cash received in respect of the fair value of such Resident Holder's Provident Shares (other than in respect of interest awarded by the court) exceeds (or is less than) the aggregate of the adjusted cost base of such Provident Shares to the Resident Holder and any reasonable costs of disposition. For a description of the tax treatment of capital gains and capital losses, see "Taxation of Capital Gains and Capital Losses" below. The CRA has adopted an administrative position supporting this interpretation in certain circumstances. Dissenting Resident Holders should consult their own tax advisors with respect to the Canadian federal income tax consequences of exercising their Dissent Rights, including whether the CRA administrative position would be applicable in this case.

A Dissenting Resident Holder will be required to include in computing its income any interest awarded by a court in connection with the Arrangement. In addition, a Dissenting Resident Holder that, throughout the relevant taxation year, is a "Canadian controlled private corporation" (as defined in the Tax Act) may be liable to pay a refundable tax of 6⅔% on its "aggregate investment income" (as defined in the Tax Act), including interest income. Dissenting Resident Holders should consult their own tax advisors with respect to the Canadian federal income tax consequences of exercising their Dissent Rights.

Holding and Disposing of Pembina Shares

Dividends

A Resident Holder will be required to include in computing its income for a taxation year any dividends received (or deemed to be received) on its Pembina Shares. In the case of a Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit applicable to any dividends designated by Pembina as eligible dividends in accordance with the provisions of the Tax Act. A dividend received (or deemed to be received) by a Resident Holder that is a corporation will generally be deductible in computing the corporation's taxable income.

A Resident Holder that is a "private corporation", as defined in the Tax Act, or any other corporation controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), will generally be liable to pay a refundable tax of 33⅓% under Part IV of the Tax Act on dividends received (or deemed to be received) on Pembina Shares to the extent such dividends are deductible in computing the Resident Holder's taxable income for the taxation year. A Resident Holder that, throughout the relevant taxation year, is a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay a refundable tax of 6⅔% on its "aggregate investment income" (as defined in the Tax Act), including any dividends or deemed dividends that are not deductible in computing taxable income. Taxable dividends received by an individual (including certain trusts) may give rise to a liability for alternative minimum tax as calculated under the detailed rules set out in the Tax Act.

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Dispositions

Generally, on a disposition or deemed disposition of a Pembina Share (other than in a tax deferred transaction), a Resident Holder will realize a capital gain (or a capital loss) equal to the amount, if any, by which the proceeds of disposition exceed (or are less than) the aggregate of the adjusted cost base to the Resident Holder of the Pembina Share immediately before the disposition or deemed disposition and any reasonable costs of disposition. For a description of the tax treatment of capital gains and capital losses, see "Taxation of Capital Gains and Capital Losses" below.

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a "taxable capital gain") realized by a Resident Holder in a taxation year must be included in the Resident Holder's income for the year, and one-half of any capital loss (an "allowable capital loss") realized by a Resident Holder in a taxation year must be deducted from taxable capital gains realized by the Resident Holder in that year (subject to and in accordance with rules contained in the Tax Act). Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

A Resident Holder that, throughout the relevant taxation year, is a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay a refundable tax of 6⅔% on its "aggregate investment income" (as defined in the Tax Act), including any taxable capital gains.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a share may be reduced by the amount of certain dividends previously received (or deemed to be received) by the Resident Holder on such share (or another share where the share has been acquired in exchange for such other share) to the extent and under circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns a share or where a trust or partnership of which a corporation is a beneficiary or a member is a member of a partnership or a beneficiary of a trust that owns any such share. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Capital gains realized by an individual (including certain trusts) may give rise to a liability for alternative minimum tax as calculated under the detailed rules set out in the Tax Act.

Eligibility for Investment

Provided the Pembina Shares are listed on a designated stock exchange (which includes the TSX) at the time of issuance pursuant to the Arrangement, the Pembina Shares will be qualified investments under the Tax Act for trusts governed by a registered retirement savings plan (a "RRSP"), a registered retirement income fund ("RRIF"), a registered education savings plan, a deferred profit sharing plan, a registered disability savings plan and a tax-free savings account ("TFSA").

However, the holder of a trust governed by a TFSA or the annuitant under a RRSP or RRIF that holds Pembina Shares will be subject to a penalty tax if such Pembina Shares are a "prohibited investment" for the purposes of the Tax Act. Pembina Shares will generally only be a "prohibited investment" if the holder or the annuitant, as the case may be, does not deal at arm's length with Pembina for the purposes of the Tax Act or the holder or the annuitant, as the case may be, has a "significant interest" (within the meaning of the Tax Act) in Pembina or a corporation, partnership or trust with which Pembina does not deal at arm's length for the purposes of the Tax Act. Prospective holders should consult their own tax advisors regarding their particular circumstances.

Certain Canadian Federal Income Tax Considerations for Holders Not Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the application of the Tax Act, is not, and is not deemed to be, resident in Canada and does not use or hold, and is not deemed to use or hold, the Provident Shares in a business carried on in Canada (a "Non-Resident Holder"). Special rules, which are not discussed in this summary, may apply to certain holders that are insurers carrying on an insurance business in Canada and elsewhere or an "authorized foreign bank" (as defined in the Tax Act).

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Exchange of Provident Shares

Provident Shares held by Non-Resident Holders, other than Provident Dissenting Shareholders, will be exchanged for Pembina Shares as a result of the Amalgamation forming part of the Arrangement.

A Non-Resident Holder who receives Pembina Shares in exchange for Provident Shares on the Amalgamation will not realize a capital gain or capital loss as a result of the exchange. The Non-Resident Holder will be considered to have disposed of the Provident Shares for proceeds of disposition equal to the aggregate adjusted cost base of the Provident Shares to the Non-Resident Holder immediately before the Effective Time and to have acquired such Pembina Shares at an aggregate cost equal to such proceeds of disposition. This cost will be averaged with the adjusted cost base on all other Pembina Shares held by the Non-Resident Holder for the purposes of determining the adjusted cost base of each Pembina Share held by the Non-Resident Holder.

Non-Resident Holders who dispose of Provident Shares that are "taxable Canadian property" (as defined in the Tax Act) should consult their own tax advisors concerning the potential requirement to file a Canadian income tax return depending on their particular circumstances. For a description of the definition of "taxable Canadian property", see "Dissenting Non-Resident Holders" below.

Dissenting Non-Resident Holders

In the view of counsel, the tax consequences to a Non-Resident Holder who exercises Dissent Rights in respect of the Arrangement (in each case, a "Dissenting Non-Resident Holder") are unclear. Under one interpretation, a Dissenting Non-Resident Holder who is paid fair value of such Dissenting Non-Resident Holder's Provident Shares by Amalco may be deemed to have received a taxable dividend equal to the amount, if any, by which the cash received in respect of the fair value of such Dissenting Non-Resident Holder's Provident Shares (other than in respect of interest awarded by the court) exceeds the paid-up capital of such Provident Shares to the Dissenting Non-Resident Holder as determined under the Tax Act. In such circumstances, a Dissenting Resident Holder will also be considered to have disposed of Provident Shares for proceeds of disposition equal to the cash received in respect of the fair market value of such Dissenting Non-Resident Holder's Provident Shares less an amount in respect of interest, if any, awarded by a court and the amount of any deemed dividend.

Alternatively, since the payment to Dissenting Non-Resident Holders is not made until after the Amalgamation, a Dissenting Non-Resident Holder who is paid the fair value of such Dissenting Non-Resident Holder's Provident Shares by Amalco may realize a capital gain (or a capital loss) equal to the amount, if any, by which the cash received in respect of the fair value of such Dissenting Non-Resident Holder's Provident Shares (other than in respect of interest awarded by the court) exceeds (or is less than) the aggregate of the adjusted cost base of such Provident Shares to the Dissenting Non-Resident Holder as determined under the Tax Act and any reasonable costs of disposition (for a description of the tax treatment of capital gains and capital losses, see "Taxation of Capital Gains and Capital Losses" above). The CRA has adopted an administrative position supporting this interpretation in certain circumstances. Dissenting Non-Resident Holders should consult their own tax advisors with respect to the Canadian federal income tax consequences of exercising their Dissent Rights, including whether the CRA administrative position would be applicable in this case.

In light of the uncertainty concerning the tax consequences to a Non-Resident Holder who exercises Dissent Rights under the Arrangement, counsel has been advised by Pembina that following the Arrangement, Pembina intends to cause Provident or Amalco to withhold and remit the amount that Provident or Amalco reasonably believes it is required to remit under the Tax Act to the Receiver General of Canada and such amount will not be delivered by Provident or Amalco to the Non-Resident Holder. Non-Resident Holders who believe that they are entitled to a refund of all or part of any amount remitted to the Receiver General of Canada should consult with their own advisors with respect to filing a Canadian income tax return and/or such other documents as may be necessary to seek a refund of such amount from the CRA.

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A Dissenting Non-Resident Holder will generally not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition of Provident Shares pursuant to the exercise of their Dissent Rights unless such Provident Shares are considered to be "taxable Canadian property" to such Dissenting Non-Resident Holder that is not exempt from tax under the Tax Act pursuant to the terms of an applicable income tax treaty. Dissenting Non-Resident Holders whose Provident Shares may constitute "taxable Canadian property" should consult their own tax advisors.

Provided that the Provident Shares are listed on a designated stock exchange (as defined in the Tax Act, which includes the TSX) at the time of disposition, the Provident Shares will generally not constitute "taxable Canadian property" to a Dissenting Non-Resident Holder at the time of the Arrangement, unless at any time during the 60-month period immediately preceding the disposition of the Provident Shares: (i) the Dissenting Non-Resident Holder, persons not dealing at arm's length with such Dissenting Non-Resident Holder or the Dissenting Non-Resident Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the capital stock of Provident; and (ii) more than 50% of the fair market value of the Provident Share was derived directly or indirectly, from one or a combination of real or immovable property situated in Canada, Canadian resource property, timber resource property, or any option in respect of, or interest in, or for civil law, rights in, property in any of the foregoing whether or not the property exists.

Where a Dissenting Non-Resident Holder receives interest in connection with the exercise of Dissent Rights in respect of the Arrangement, the interest will not be subject to Canadian withholding tax under the Tax Act.

Holding and Disposing of Pembina Shares

Dividends

Dividends paid or credited on the Pembina Shares or deemed to be paid or credited on the Pembina Shares to a Non-Resident Holder will be subject to Canadian withholding tax at the rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under an applicable income tax convention. Where the Non-Resident Holder is a United States resident entitled to benefits under the Canada-United States Tax Convention (1980) and is the beneficial owner of the dividends, the rate of Canadian withholding tax applicable to dividends is generally reduced to 15%.

Dispositions

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition or deemed disposition of a Pembina Share, unless (i) the Pembina Share is "taxable Canadian property" to the Non-Resident Holder for purposes of the Tax Act; and (ii) the Non-Resident Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident. For a description of "taxable Canadian property" see "Dissenting Non-Resident Holders" above, as analogous tests will apply in respect of the Pembina Shares. In addition, where a Non-Resident Holder acquires Pembina Shares in exchange for Provident Shares that are "taxable Canadian property", the Pembina Shares will be deemed to be "taxable Canadian property" for the 60 month period that commences on the Effective Date. Non-Resident Holders who dispose of Pembina Shares that are "taxable Canadian property" should consult their own tax advisors with respect to the Canadian income tax consequences of the disposition and the potential requirement to file a Canadian income tax return in respect of the disposition depending on their particular circumstances.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Andrews Kurth LLP, U.S. tax counsel to Provident, subject to the limitations described below and based on certain assumptions and on representations made by Provident and Pembina, the following discussion (except the discussion under "—U.S. Federal Income Tax Consequences of the Ownership and Disposition of Pembina Shares—PFIC Status of Pembina," as to which Andrews Kurth LLP expresses no opinion) summarizes certain U.S. federal income tax consequences generally applicable to U.S. Holders (as defined below) with respect to the Arrangement and the ownership and disposition of Pembina Shares received pursuant to the Arrangement. The assumptions on which this discussion is based include that the relevant facts are as described in this Circular, that there are no changes in law that would alter the conclusions expressed herein, that the Arrangement is completed in accordance with the terms and conditions of the Arrangement Agreement and the Plan of Arrangement and in the manner described in this Circular, and that representations made "to the knowledge of" the authorized representatives of Provident or Pembina, or with other qualifications, are at all relevant times true and correct without regard to such qualifications. If any of these assumptions or any of the representations are not correct, this discussion should not be relied upon and the U.S. federal income tax consequences of the Arrangement could differ significantly and adversely from those described below.

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Scope of this Disclosure

This summary is for general information purposes only and does not purport to be a complete analysis or list of all of the U.S. federal income tax considerations that may be relevant to a U.S. Holder with respect to the Arrangement and the ownership and disposition of Pembina Shares received pursuant to the Arrangement. In addition, this summary does not take into account the individual facts and circumstances that may affect particular U.S. Holders and the U.S. federal income tax considerations that may be relevant in such circumstances. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice to any U.S. Holder. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. state and local, and non-U.S. tax consequences of the Arrangement and the ownership and disposition of Pembina Shares received pursuant to the Arrangement.

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury regulations promulgated under the Code, applicable judicial decisions, published Internal Revenue Service ("IRS") rulings and other administrative guidance, the Convention between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Treaty") and authoritative guidance on the interpretation and implementation of the Treaty, in each case as in effect and available on the date of this Circular. The authorities on which this summary is based could be changed at any time in a material and adverse manner, and such changes may apply retroactively and could materially affect the U.S. federal income tax considerations relevant to U.S. Holders as described in this summary. No ruling has been or will be sought from the IRS with respect to the matters described in this summary and there is no assurance that the IRS will agree with the following description of the tax consequences of the Arrangement and the ownership and disposition of Pembina Shares received pursuant to the Arrangement.

For purposes of this summary, a "U.S. Holder" is a beneficial owner of Provident Shares (or, following completion of the Arrangement, Pembina Shares) that is (a) an individual who is a citizen or resident of the U.S. for U.S. federal income tax purposes, (b) a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate whose income is subject to U.S. federal income tax regardless of its source, or (d) a trust if: (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes; or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

For purposes of this summary, a "Non-U.S. Holder" is a beneficial owner of Provident Shares that is not a U.S. Holder. This summary does not address U.S. federal income tax considerations applicable to Non-U.S. Holders. Non-U.S. Holders should consult their own tax advisors regarding the U.S. federal, state and local, and non-U.S. tax consequences of the Arrangement (including the potential application and operation of tax treaties) and the ownership and disposition of Pembina Shares received pursuant to the Arrangement.

This summary does not address U.S. federal income tax considerations applicable to U.S. Holders that are subject to special U.S. federal income tax rules, including U.S. Holders: (a) that own, directly or by attribution, 5% or more, by voting power or value, of the outstanding Provident Shares (or, following the completion of the Arrangement, Pembina Shares); (b) that are residents of Canada or Canadian partnerships for purposes of the Tax Act and that elect, in the Provident Letter of Transmittal and Election Form, to be treated as Exchanging Provident Shareholders under the Arrangement; (c) that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (d) that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies or that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (e) that have a "functional currency" other than the U.S. dollar; (f) that are liable for the U.S. federal alternative minimum tax; (g) that own Provident Shares (or, following the completion of the Arrangement, Pembina Shares) as part of a straddle, hedging arrangement, conversion arrangement, constructive sale, or other arrangement involving more than one position; (h) that acquired Provident Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (i) that hold Provident Shares (or, following the completion of the Arrangement, Pembina Shares) as other than a capital asset within the meaning of Section 1221 of the Code; or (j) who are U.S. expatriates or former long-term residents of the U.S. These and other U.S. Holders that are subject to special U.S. federal income tax rules, should consult their own tax advisors regarding the U.S. federal, state and local and non-U.S. tax consequences of the Arrangement and the ownership and disposition of Pembina Shares received pursuant to the Arrangement.

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This summary does not address the U.S. federal income tax consequences of the Arrangement to a U.S. Holder that is a resident of Canada or a Canadian partnership for purposes of the Tax Act and that elects, in the Provident Letter of Transmittal and Election Form, to be treated as Exchanging Provident Shareholders under the Arrangement. Such holders should consult their own tax advisors regarding the U.S. federal, state and local, and non-U.S. tax consequences of the Arrangement and the ownership and disposition of Pembina Shares received pursuant to the Arrangement.

Regulations under Section 367 of the Code require that, unless a "gain recognition agreement" in the form provided in Treasury Regulation Section 1.367(a)-8 is filed with the IRS, U.S. Holders that are "5% Shareholders" recognize gain (but not loss) on transactions that otherwise would be tax-deferred. In general, a "5% Shareholder" is a person that holds Provident Shares and will own, directly or constructively through attribution rules, at least 5% of either the total voting power or total value of Pembina immediately after the Arrangement. U.S. Holders that may become 5% Shareholders pursuant to the Arrangement should consult their own tax advisors about the special rule and time-sensitive tax procedures, including the requirement to file a gain recognition agreement with the IRS, that may affect the U.S. federal income tax consequences of the Arrangement to them.

If a pass-through entity, including a partnership or other entity classified as a partnership for U.S. federal income tax purposes, is a beneficial owner of Provident Shares (or, following completion of the Arrangement, Pembina Shares), the U.S. federal income tax treatment generally will depend on the status of the partners or other owners and the activities of the partnership or other pass-through entity. Partners and other owners of pass-through entities that own Provident Shares are urged to consult their own tax advisors regarding the tax consequences of the Arrangement and the ownership and disposition of Pembina Shares received pursuant to the Arrangement.

This summary does not address the U.S. state and local, U.S. estate and gift or any non-U.S. tax consequences to U.S. Holders of the Arrangement or the ownership and disposition of Pembina Shares received pursuant to the Arrangement. U.S. Holders are urged to consult their own tax advisor regarding such tax consequences.

Circular 230

To ensure compliance with IRS Circular 230, you are hereby notified that any discussion of tax matters set forth in this Circular was written in connection with the promotion or marketing of the transactions or matters addressed herein and was not intended or written to be used, and cannot be used by any prospective investor, for the purpose of avoiding tax-related penalties under federal, state or local tax law. Each U.S. Holder should seek advice based on its particular circumstances from an independent tax advisor.

U.S. Federal Income Tax Consequences of the Arrangement

Except as discussed below in "—PFIC Status of Provident," the exchange of Provident Shares for Pembina Shares pursuant to the Arrangement should qualify as a tax-deferred exchange under section 368(a) of the Code (a "Reorganization"); provided that gain but not loss will be recognized by a U.S. Holder who is a 5% Shareholder immediately after the Arrangement, unless such U.S. Holder timely files with the IRS a gain recognition agreement in the form provided in Treasury Regulation Section 1.367(a)-8. Furthermore, U.S. Holders who directly or by attribution own 10% or more of the voting shares of Provident ("10% Shareholders") may be required to recognize a proportionate share of Provident's earnings and profits as dividend income. This summary does not address the U.S. federal income tax treatment of 5% Shareholders or 10% Shareholders. Such Holders are urged to consult their own tax advisors about the U.S. federal income tax consequences of the Arrangement.

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Treatment of the Arrangement as a Reorganization would result in the following U.S. federal income tax consequences of the exchange by U.S. Holders of Provident Shares for Pembina Shares pursuant to the Arrangement:

(a)	no gain or loss would be recognized by a U.S. Holder on the exchange of Provident Shares for Pembina Shares pursuant to the Arrangement;
(b)	a U.S. Holder's aggregate tax basis in the Pembina Shares received in exchange for Provident Shares pursuant to the Arrangement would be equal to the U.S. Holder's aggregate tax basis in the Provident Shares exchanged;
(c)	a U.S. Holder's holding period in the Pembina Shares received in exchange for Provident Shares pursuant to the Arrangement would include the U.S. Holder's holding period in the Provident Shares exchanged; and
(d)	a U.S. Holder who exchanges Provident Shares for Pembina Shares pursuant to the Arrangement would be required to report certain information to the IRS on his U.S. federal income tax return for the taxable year in which the Arrangement occurs, and would be required to retain certain records related to the Arrangement.

If the exchange of Provident Shares for Pembina Shares pursuant to the Arrangement did not qualify as a tax-deferred transaction for U.S. federal income tax purposes, a U.S. Holder would recognize taxable gain or loss on the exchange equal to the difference between the fair market value of the Pembina Shares and their tax basis in Provident Shares exchanged.

U.S. Holders Exercising Dissent Rights

Except as discussed below in "—PFIC Status of Provident," a U.S. Holder that exercises Dissent Rights in the Arrangement and is paid cash for all of such U.S. Holder's Provident Shares generally will recognize gain or loss in an amount equal to the difference, if any, between (a) the amount of cash received for the Provident Shares, and (b) the U.S. Holder's tax basis in such Shares surrendered. Such gain or loss generally will be capital gain or loss, which will be long-term if the Provident Shares have been held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. Deductions for capital losses are subject to limitations under the Code.

PFIC Status of Provident

The foregoing discussion assumes that Provident has not been a passive foreign investment company ("PFIC") for any taxable year during which a U.S. Holder held Provident Shares, including the year in which the Arrangement occurs. If Provident were a PFIC for any such year, the exchange of Provident Shares for Pembina Shares pursuant to the Arrangement would be taxable for U.S. federal income tax purposes under an adverse tax regime described below. A non-U.S. entity that is treated as a corporation for U.S. federal income tax purposes is a PFIC for any taxable year in which, either (i) at least 75% of its gross income is passive income (as defined for such purpose) or (ii) at least 50% of the average value of its assets is attributable to assets that produce or are held for the production of passive income. "Look-through" and other special rules treat certain income and assets of subsidiaries and other wholly or partially owned entities as directly and indirectly owned by the non-U.S. entity in testing whether the non-U.S. entity is a PFIC.

Provident believes that it was not a PFIC during the tax year ended December 31, 2011 and that it will not become a PFIC prior to the Arrangement. However, PFIC classification is fundamentally factual in nature, and the determination of Provident's PFIC status is made annually based on the types of income Provident earns and the type and value of its assets in each such year, as well as on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there is no assurance that Provident was not a PFIC in the past and that it will not become a PFIC prior to the Arrangement, nor, as discussed below, is there any assurance that Pembina will not become a PFIC after the Arrangement. Neither an opinion of counsel nor a ruling from the IRS will be obtained with respect to the PFIC status of Provident.

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If Provident were a PFIC during any taxable year in which a U.S. Holder held Provident Shares, the U.S. Holder generally would recognize taxable gain on the exchange (unless one of several elections for alternate tax treatment was made by the U.S. Holder), even if the Arrangement otherwise qualified as a tax-deferred exchange. In such case, any gain realized on the exchange would be treated as ordinary income and would be subject to tax as if (a) the gain had been realized ratably over the U.S. Holder's holding period, (b) the portion of the gain that would be allocable to prior taxable years, other than any year before Provident became a PFIC, would be subject to U.S. federal income tax at the highest rate applicable to ordinary income for the relevant taxable years, regardless of the tax rate otherwise applicable to the U.S. Holder, and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in prior taxable years (other than any year before Provident became a PFIC). Various elections are available under which these tax consequences would be avoided, but the U.S. Holder would be required to take into account income and gain prior to a disposition, in years during which Provident was a PFIC and the U.S. Holder owned Provident Shares. U.S. Holders should consult their own tax advisors about the potential PFIC status of Provident, the tax consequences of such status and the availability of elections for alternate tax treatment.

U.S. Federal Income Tax Consequences of the Ownership and Disposition of Pembina Shares

Distributions on Pembina Shares following the Arrangement

Except as discussed below in "—PFIC Status of Pembina," a U.S. Holder that receives a distribution on Pembina Shares, including a constructive distribution, generally must include the amount distributed (plus any Canadian income tax withheld from the distribution) in income as a dividend to the extent of Pembina's current and accumulated "earnings and profits" (as determined for U.S. federal income tax purposes). To the extent a distribution exceeds current and accumulated earnings and profits, it will be treated first as a tax-free return of capital to the extent of the U.S. Holder's tax basis in the Pembina Shares and then as capital gain from the sale or exchange of the Pembina Shares, which will be long-term capital gain if the U.S. Holder has held the Pembina Shares for more than one year at the time of the distribution. Dividends on the Pembina Shares will not be eligible for the dividends received deduction generally available to a U.S. corporation on dividends received from another U.S. corporation.

For taxable years beginning before January 1, 2013, reduced U.S. federal income tax rates apply to qualified dividends received by non-corporate U.S. Holders from a "qualified foreign corporation," provided certain holding period and other requirements are met (including a requirement that the foreign corporation not be a PFIC in the year of the dividend or the preceding year). Dividends on the Pembina Shares in the taxable years beginning after December 31, 2012 will be subject to ordinary U.S. federal income tax rates, unless legislation is enacted to extend the reduced tax rates on, or otherwise alter the reversion to prior law's ordinary income tax treatment of dividends.

Disposition of Pembina Shares

Except as discussed below in "—PFIC Status of Pembina," a U.S. Holder who sells or exchanges Pembina Shares in a taxable disposition generally will recognize gain or loss on the disposition. The gain or loss generally will be capital gain or loss, which will be long-term if the Pembina Shares were held for more than one year at the time of the disposition. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate or trust. Deductions for capital losses are subject to limitations under the Code.

PFIC Status of Pembina

Pembina believes that it was not a PFIC during the tax year ended December 31, 2011 and that it will not become a PFIC during the current year. However, PFIC classification is fundamentally factual in nature, and the determination of Pembina's PFIC status is made annually based on the types of income Pembina earns and the type and value of its assets in each such year, as well as on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there is no assurance that Pembina was not a PFIC in the past and that it will not become a PFIC in the future. Neither an opinion of counsel nor a ruling from the IRS will be obtained with respect to the PFIC status of Pembina.

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If Pembina were classified as a PFIC for any year during which a U.S. Holder owns Pembina Shares (regardless of whether Pembina continues to be a PFIC), the U.S. Holder would be subject to special adverse rules, including taxation at maximum ordinary income rates plus an interest charge on both gains on sale and certain dividends, unless the U.S. Holder makes an election to be taxed under an alternative regime. In addition, any dividends from a PFIC will not be qualified dividends, and therefore will not be eligible for the reduced rate that currently applies to certain dividends received by U.S. Holders that are not corporations.

Certain elections may be available to a U.S. Holder if Pembina were classified as a PFIC. Pembina will provide U.S. Holders with information concerning the potential availability of such elections if Pembina determines that it is or will become a PFIC.

Other Tax Considerations

Foreign Tax Credits

Subject to complex limitations, Canadian tax withheld from distributions to a U.S. Holder may be claimed as a foreign tax credit against the U.S. Holder's U.S. federal income tax liability or may be claimed as a deduction for U.S. federal income tax purposes. U.S. Holders should consult their own tax advisors regarding the availability of a foreign tax credit or deduction for Canadian taxes paid or deemed paid by them.

Receipt of Canadian Currency

A U.S. Holder that uses the cash-method of accounting for U.S. federal income tax purposes and that receives Canadian currency in a taxable disposition of Pembina Shares will calculate gain or loss on the Pembina Shares based on the U.S. dollar value of the Canadian currency on the date of receipt and will not recognize foreign currency gain or loss at such time (whether or not the Canadian currency is converted to U.S. currency at such time). The U.S. dollar value of the Canadian currency on the date of receipt will be the U.S. Holder's tax basis in the Canadian currency received and the U.S. Holder will recognize foreign currency gain or loss on a subsequent conversion or other disposition of the Canadian currency. Such foreign currency gain or loss will be ordinary income or loss and generally will be U.S. source income or loss for foreign tax credit purposes. A U.S. Holder that uses the accrual method of accounting may elect the same treatment, provided the election is applied consistently from year to year. This election may not be changed without the consent of the IRS. Absent such an election, an accrual basis U.S. Holder will have foreign currency gain or loss on any difference between the U.S. dollar value of the currency on the date of disposition of the Pembina Shares and the value of the currency on the date of receipt. The foreign currency gain or loss will be U.S. source ordinary income or loss and will be in addition to gain or loss recognized on disposition of the Pembina Shares. If the Canadian currency is not converted into U.S. currency on the date of receipt, an accrual basis U.S. Holder will have a tax basis in the Canadian currency equal to its U.S. dollar value on the date of receipt and will recognize foreign currency gain or loss on a subsequent conversion or other disposition of the Canadian currency. Such foreign currency gain or loss will be ordinary income or loss and generally will be U.S. source income or loss for foreign tax credit purposes.

Taxable dividends paid on Pembina Shares in Canadian currency will be included in income by U.S. Holders based on the U.S. dollar value of the Canadian currency on the date of actual or constructive receipt, regardless of whether the Canadian currency is actually converted into U.S. currency at that time. If Canadian currency is not converted into U.S. currency on the date of receipt, U.S. Holders will have a tax basis in the Canadian currency equal to its U.S. dollar value on the date of receipt. U.S. Holders that receive payment in Canadian currency and subsequently convert the Canadian currency into U.S. currency will have foreign currency exchange gain or loss on a subsequent conversion or other disposition of the Canadian currency. This exchange gain or loss will be ordinary income or loss and generally will be U.S. source income or loss for foreign tax credit purposes.

U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian currency.

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Additional Taxes after 2012

For taxable years beginning after December 31, 2012, U.S. Holders that are individuals, estates or trusts, whose income exceeds certain thresholds, generally will be subject to a 3.8% Medicare contribution tax on unearned income, including dividends on, and capital gains from a sale or other taxable disposition of, Pembina Shares, subject to certain limitations and exceptions. U.S. Holders should consult their own tax advisors regarding the applicability to them of the Medicare contribution tax on unearned income.

Information Reporting; Taxpayer Identification Number and Backup Withholding

Payments made within the U.S. or by a U.S. payor or a U.S. middleman of (i) distributions on the Pembina Shares (ii) proceeds arising from the sale or other taxable disposition of Pembina Shares, or (iii) any cash payments received in connection with the Arrangement (including U.S. Holders exercising Dissent Rights under the Arrangement) generally will be subject to information reporting and backup withholding tax, currently at a rate of 28% (but scheduled to increase to 31% for taxable years beginning on or after January 1, 2013), if the U.S. Holder (a) fails to furnish its correct U.S. taxpayer identification number (generally on Form W-9); (b) furnishes an incorrect U.S. taxpayer identification number; (c) is notified by the IRS that it has previously failed to properly report items subject to backup withholding tax; or (d) fails to certify, under penalty of perjury, that it has furnished its correct U.S. taxpayer identification number and that the IRS has not notified it that it is subject to backup withholding. U.S. Holders that are corporations (other than S corporations) and certain other persons are generally exempt from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Amounts withheld under backup withholding will be allowed as a credit against the U.S. Holder's U.S. federal income tax liability, if any, or will be refunded to the U.S. Holder, provided the U.S. Holder furnishes the required information to the IRS. A U.S. Holder that does not provide a correct U.S. taxpayer identification number also may be subject to penalties imposed by the IRS. U.S. Holders should consult their own tax advisors regarding the applicability to them of these information reporting and backup withholding provisions and any exemptions that may be available.

Under legislation enacted in 2010, owners of "specified foreign financial assets" with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold), may be required to file an information report with respect to such assets with their tax returns. "Specified foreign financial assets" generally include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons (including Pembina Shares), (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. U.S. Holders should consult their own tax advisors regarding the application of this legislation to their ownership of the Pembina Shares.

Reorganization Reporting

Certain U.S. Holders (generally those who own 5% or more by vote or value of the outstanding Provident Shares prior to the Arrangement) must attach a statement to their U.S. federal income tax return for the taxable year in which the Arrangement occurs that contains the information required by Treasury Regulation Section 1.368-3(b). This statement must include, among other things, the U.S. Holder's tax basis in the Provident Shares exchanged in the Arrangement and a description of the Pembina Shares received. U.S. Holders should consult their own tax advisors about the contents of the statement and whether they are required to attach the statement to their tax return.

TIMING

If the Provident Meeting and the Pembina Meeting are held as scheduled and are not adjourned, Provident will apply for the Final Order approving the Arrangement on March 27, 2012. If the Final Order is obtained on March 27, 2012 in form and substance satisfactory to Provident and Pembina and all other conditions set forth in the Arrangement Agreement are satisfied or waived, Provident and Pembina expect the Effective Date will be on or about April 1, 2012. It is not possible, however, to state with certainty when the Effective Date will occur.

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The Arrangement will become effective upon the filing with the Registrar of the Articles of Arrangement and a copy of the Final Order, together with such other materials as may be required by the Registrar.

Provident's and Pembina's objective is to have the Effective Date occur on or as soon as practicable after April 1, 2012. The Effective Date could be delayed, however, for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order.

PRO FORMA INFORMATION OF PEMBINA AFTER GIVING EFFECT TO THE ARRANGEMENT

General

The Arrangement will result in the acquisition of all of the Provident Shares by Pembina and the Amalgamation of Provident and AcquisitionCo to form Amalco. Provident Shareholders (excluding Provident Dissenting Shareholders) will receive 0.425 of a Pembina Share for each Provident Share held. Following the completion of the Arrangement, Amalco will become a wholly-owned subsidiary of Pembina and Pembina will continue the operations of Pembina and Provident on a combined basis.

The following sets forth certain information relating to Pembina and Provident, together with pro forma information of Pembina after giving effect to the Arrangement and certain other adjustments. Additional information concerning each of Pembina and Provident is set forth elsewhere in this Circular. See "Information Concerning Pembina Pipeline Corporation" and "Information Concerning Provident Energy Ltd."

Officers and Directors of Pembina

Officers

Upon completion of the Arrangement, Pembina will continue to be led by its current executive team of Robert Michaleski as Chief Executive Officer, Michael Dilger as President and Chief Operating Officer, Peter Robertson as Vice President, Finance and Chief Financial Officer, James Watkinson as Vice President, Legal and Robert Jones as Vice President, Midstream and Marketing. In addition, certain executive officers of Provident may join the management team of Pembina following completion of the Arrangement.

Directors

Provided that the Maximum Number of Directors Resolution is approved at the Pembina Meeting, the post-Arrangement Pembina Board will consist of eleven members, being all nine of the current Pembina directors (Thomas Buchanan, Allan Edgeworth, Randall Findlay, Lorne Gordon, Myron Kanik, David LeGresley, Robert Michaleski, Leslie O'Donoghue and Robert Taylor) and two new Provident nominee directors (Grant Billing and Jeffrey Smith). Lorne Gordon will continue in his capacity as Chairman of the Pembina Board. Myron Kanik and Robert Taylor of the Pembina Board have advised that they will be retiring as directors of Pembina at Pembina's upcoming annual shareholders' meeting. In the event that the Maximum Number of Directors Resolution is not approved at the Pembina Meeting, Myron Kanik and Robert Taylor will retire from the Pembina Board on completion of the Arrangement in order to facilitate the appointments of Grant Billing and Jeffrey Smith to the Pembina Board at that time. See "Matters to be Considered at the Pembina Meeting".

Selected Unaudited Pro Forma Financial Information

The following tables set out certain unaudited pro forma financial information for Pembina after giving effect to the Arrangement for the year ended December 31, 2010 and the nine month period ended September 30, 2011.

The following tables should be read in conjunction with the unaudited pro forma consolidated financial statements of Pembina for the year ended December 31, 2010 and the nine month period ended September 30, 2011, including the notes thereto, attached as Appendix G to this Circular. Reference should also be made to: (a) the Pembina Annual Financial Statements; (b) the Provident Annual Financial Statements; and (c) the Provident Interim Financial Statements, each of which is incorporated by reference herein. Reference should also be made to the audited consolidated financial statements of Pembina, together with the notes thereto and the auditors' reports thereon as at and for the years ended December 31, 2010 and 2009 and the unaudited consolidated financial statements of Pembina, together with the notes thereto, as at and for the three and nine months ended September 30, 2011 and 2010, each of which can be found on SEDAR at www.sedar.com.

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The unaudited pro forma consolidated financial statements are presented for illustrative purposes only and are not necessarily indicative of (i) the financial results that would have occurred had the Arrangement actually occurred at the times contemplated by the notes to the unaudited pro forma consolidated financial statements; or (ii) the results expected in future periods.

		Unaudited Pro Forma Financial Information ($000's, except per share amounts)
		For the Year Ended December 31, 2010
	Pembina	Provident	Reclass Entries	Pro Forma Adjustments	Pro Forma Pembina
Revenue	1,255,102	1,746,557	-	(37,226)	2,964,433
Net earnings (loss)	186,700	(335,095)	-	(81,824)	(230,219)
Earnings (loss) per share - basic diluted	1.14 1.14	(1.26) (1.18)	- -		(0.82) (0.82)

		Unaudited Pro Forma Financial Information ($000's, except per share amounts)
		As at and for the Nine Month Period Ended September 30, 2011
	Pembina	Provident	Reclass Entries	Pro Forma Adjustments	Pro Forma Pembina
Revenue	1,208,689	1,386,331	-	(24,339)	2,570,681
Earnings and total comprehensive income for the nine month period	120,656	76,632	-	(61,368)	135,920
Earnings (loss) per share - basic diluted	0.72 0.72	0.28 0.28	- -		0.48 0.48
Total assets	3,172,492	1,520,237	(15,027)	3,243,475	7,921,177
Total liabilities	2,184,228	938,823	(15,027)	713,386	3,821,410
Total shareholders' equity	988,264	581,414	-	2,530,089	4,099,767

Pro Forma Consolidated Capitalization of Pembina

The following table sets forth Pembina's consolidated capitalization as at September 30, 2011, both before and after giving effect to the Arrangement. See also Appendix G, "Pro Forma Financial Statements".

Designation	Authorized ($000's)	As at September 30, 2011 before giving effect to the Arrangement ($000's)	As at September 30, 2011 after giving effect to the Arrangement ($000's)
Pembina Shares	Unlimited	$1,807,325 (167,661,608 common shares)	$4,918,828 (284,197,296 common shares)(1)
Preferred shares	Unlimited	-	-(2)
Pembina Debentures(3)	-	$ 289,293	$289,293
Provident Debentures(3)	-	-	$314,745
Senior secured notes(4)	$60,028	$59,528	$59,528
Senior unsecured notes–Series A(5)	$175,000	$174,408	$174,408
Senior unsecured notes–Series C (6)	$200,000	$196,552	$196,552
Senior unsecured notes–Series D (7)	$267,000	$265,352	$265,352
Senior unsecured Medium Term Notes(9)	$250,000	$248,519	$248,519
Unsecured revolving
credit facility and operating facility(9)	$550,000	$224,600	$224,600
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Designation	Authorized ($000's)	As at September 30, 2011 before giving effect to the Arrangement ($000's)	As at September 30, 2011 after giving effect to the Arrangement ($000's)
Unsecured non-revolving term facility(10)	$75,000	$74,623	$74,623
Revolving term credit facility(11)	$500,000	-	$206,482

________________________________________

Notes:

(1)	At September 30, 2011, 2,914,679 options were outstanding and held by directors, officers and employees of Pembina, of which 1,310,407 were exercisable. The options have exercise prices ranging from $13.85 to $25.28 and expire at various dates to August 3, 2018.
(2)	Preferred Shares of $149,862,000 (101,400,000 Preferred Shares) held by Alberta Oil Sands Pipeline Ltd., a wholly-owned subsidiary of Pembina, are eliminated on consolidation.
(3)	On November 24, 2010 Pembina issued 5.75% convertible unsecured subordinated debentures that mature on November 30, 2020, with interest payable semi-annually in arrears on May 31 and November 30. The debentures may be converted at the option of the holder at a conversion price of $28.55 per share at any time prior to maturity and may be redeemed by Pembina. Pembina may, at its option after November 30, 2016 (or after November 30, 2014, provided that the volume weighted average trading price of the Pembina Shares on the TSX during the 20 consecutive trading days ending on the fifth trading day preceding the date on when the notice of redemption is given is not less than 125% of the conversion price of the debentures) elect to redeem the debentures by issuing Pembina Shares. Pembina may also elect to pay interest on the debentures by issuing Pembina Shares.

Provident Debentures include: (i) the 5.75% convertible unsecured subordinated debentures of Provident maturing December 31, 2017, with interest payable semi-annually in arrears on June 30 and December 31, which may be converted at the option of the holder at a conversion price of $10.60 per share (being an adjusted conversion price of $24.94 per share upon completion of the Arrangement), and (ii) the 5.75% convertible unsecured subordinated debentures of Provident maturing December 31, 2018, with interest payable semi-annually in arrears on June 30 and December 31, which may be converted at the option of the holder at a conversion price of $12.55 per share (being an adjusted conversion price of $29.53 per share upon completion of the Arrangement).

(4)	The senior secured notes bear interest at 7.38% per annum and mature on August 1, 2017. The senior secured notes are secured by a floating charge debenture on the assets of Pembina and its material subsidiaries (other than the assets of Alberta Oil Sands Pipeline Ltd., which includes the Syncrude Pipeline (as such term is defined in the Pembina AIF), and Pembina's 50% indirect interest in the Fort Saskatchewan Ethylene Storage Facility), guarantees by each of Pembina's material subsidiaries and a pledge of shares of each of the material subsidiaries.
(5)	The senior unsecured series A notes bear interest at the rate of 5.99% per annum and mature on June 15, 2014.

(6)	The senior unsecured series C notes bear interest at the rate of 5.58% per annum and mature on September 30, 2021.

(7)	The senior unsecured series D notes bear interest at the rate of 5.91% per annum and mature on November 18, 2019.

(8)	The senior unsecured medium term notes bear interest at the rate of 4.89% per annum and mature on March 29, 2021.

(9)	Pembina's credit facilities at September 30, 2011 consisted of an unsecured $500 million revolving credit facility due July, 2012 and an operating facility of $50 million due July, 2012. Borrowings on the revolving credit facility bear interest at prime lending rates or Bankers' Acceptances rates plus 0.50. Margins on the Bankers' Acceptances rate are based on the credit rating of Pembina's senior unsecured debt. Current borrowings on the operating facility bear interest at prime lending rates plus 0.75 percent or Bankers' Acceptances rates plus 1.75 percent. There are no repayments due over the term of these facilities.
(10)	Pembina has a $75 million unsecured non-revolving term credit facility from a Canadian chartered bank at a fixed rate of 6.16% and which matures on May 20, 2014 (the "Term Facility"). Pembina, on a consolidated basis, is required under the Term Facility to meet certain financial covenants which mirror the covenants with respect to the Credit Facilities, and is subject to customary positive and negative covenants relating to its operations and activities, including restrictions on the granting of security, incurring indebtedness and the sale of its assets.
(11)	Provident has a $500 million revolving term credit facility with an accordion feature, that can be increased to $750 million at the option of Provident, subject to obtaining additional commitments. The facility expires on October 14, 2014. Provident may draw on the facility by way of Canadian prime rate loans, U.S. based rate loans, banker’s acceptance, LIBOR loans or letters of credit. As at September 30, 2011, the effective interest rate was 3.5%. Pembina currently intends to repay any indebtedness outstanding under Provident's credit facility upon closing of the Arrangement using proceeds from its credit facilities.
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Principal Holders of Pembina Shares Following the Arrangement

To the knowledge of the respective directors and executive officers of Pembina, as at the date hereof, both before and after giving effect to the Arrangement, no persons will beneficially own, or control or direct, directly or indirectly, 10% or more of the Pembina Shares.

Risk Factors

Provident Shareholders voting in favour of the Provident Arrangement Resolution and Pembina Shareholders voting in favour of the Pembina Share Issuance Resolution will be choosing to combine the businesses of Provident and Pembina and, in the case of Provident Shareholders, to invest in Pembina Shares. The completion of the Arrangement and investment in Pembina Shares involves risks. In addition to the risk factors present in each of Provident's and Pembina's businesses, described under the heading "Risk Factors" in the Provident AIF and the Pembina AIF, which are incorporated by reference herein, Provident Shareholders and Pembina Shareholders should carefully consider the following risk factors in evaluating whether to approve the Provident Arrangement Resolution and the Pembina Share Issuance Resolution, as applicable. Readers are cautioned that such risk factors are not exhaustive. These risk factors should be considered in conjunction with the other information included in the Circular, including the documents incorporated by reference herein and documents filed by Pembina and Provident pursuant to applicable Laws from time to time.

Possible Failure to Realize Anticipated Benefits of the Arrangement

The Arrangement is subject to normal commercial risks that such transaction may not be completed on the terms negotiated or at all. Pembina and Provident are proposing to complete the Arrangement to strengthen the position of Pembina in the pipeline industry and to create the opportunity to realize certain benefits including, among other things, potential cost savings. Achieving the benefits of the Arrangement depends in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as the ability of Pembina, after giving effect to the Arrangement, to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with those of Pembina.

The integration of the Provident assets requires the dedication of substantial management effort, time and resources which may divert management's focus and resources from other strategic opportunities and from operational matters during this process. The integration process may result in the loss of key employees and the disruption of ongoing business, customer and employee relationships that may adversely affect Pembina's ability to achieve the anticipated benefits of the Arrangement.

Satisfaction of Conditions Precedent

The completion of the Arrangement is subject to a number of condition precedents, certain of which are outside the control of Pembina and Provident, including obtaining the requisite approvals from Pembina Shareholders and Provident Shareholders and required regulatory approvals. There is no certainty, nor can Pembina and/or Provident provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied. If for any reason the Arrangement is not completed, the market price of the Pembina Shares and the Provident Shares may be adversely affected. Moreover, if the Arrangement Agreement is terminated, there is no assurance that the Pembina Board and/or Provident Board will be able to find another similar transaction in which to enter.

Entry into New Business Activities

Completion of the Arrangement will result in a combination of the current business activities currently carried on by each of Pembina and Provident as separate entities. The combination of these activities into the merged entity may expose Shareholders and creditors to different business risks than those to which they were exposed prior to the Arrangement. In particular, Pembina Shareholders will gain greater exposure to the risks inherent in Provident's NGLs infrastructure and logistics business as well as to Provident's U.S. operations (including U.S. environmental and securities regulatory matters), and Provident Shareholders will gain greater exposure to Pembina's traditional pipelines and midstream business. As a result of the changing risk profile of the companies, the combined entity may be subject to review of its credit ratings, which may result in a downgrade or negative outlook being assigned to the combined entity.

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The Arrangement Agreement May Be Terminated

Each of Pembina and Provident has the right to terminate the Arrangement Agreement in certain circumstances. Accordingly, there is no certainty, nor can either of Pembina or Provident provide any assurance, that the Arrangement will not be terminated by either Pembina or Provident before the completion of the Arrangement. For instance, Pembina and Provident have the right, in certain circumstances, to terminate the Arrangement Agreement if changes occur that have a Material Adverse Effect. There is no assurance that a Material Adverse Effect will not occur before the Effective Date, in which case Pembina and Provident could elect to terminate the Arrangement Agreement and the Arrangement would not proceed.

In addition, certain costs related to the Arrangement, such as legal, accounting and certain financial advisor fees, must be paid by Pembina and Provident even if the Arrangement is not completed.

The non-completion fees payable under the Arrangement Agreement may discourage other parties. Under the Arrangement Agreement, a Party is required to pay the other Party a non-completion fee in certain circumstances. This non-completion fee may discourage other parties from attempting to enter into a business transaction with either Pembina or Provident, even if those parties would otherwise be willing to enter into an agreement with Pembina or Provident for a business combination. See "Effect of the Arrangement – The Arrangement Agreement – Non-Completion Fees Payable by Provident" and "-Non-Completion Fees Payable by Pembina".

Consents and Approvals

Completion of the Arrangement is conditional upon receiving certain consents and regulatory approvals, including approval under the Competition Act. A substantial delay in obtaining satisfactory approvals or the imposition of unfavourable terms or conditions in the regulatory approvals could adversely affect the business, financial condition or results of operations of Pembina, Provident or Pembina on a combined basis.

Provident Dissent Rights

Provident Shareholders have the right to exercise certain dissent and appraisal rights and demand payment of the fair value of their Provident Shares in cash in connection with the Arrangement in accordance with the ABCA. If there are a significant number of Provident Dissenting Shareholders, a substantial cash payment may be required to be made to such Provident Shareholders that could have an adverse effect on Pembina's financial condition and cash resources if the Arrangement is completed. It is a condition to completion of the Arrangement that holders of less than 5% of the outstanding Provident Shares have exercised Dissent Rights in respect of the Arrangement.

Dilutive Effect

The issuance of Pembina Shares pursuant to the Arrangement, if completed, will have an immediate dilutive effect on the ownership interest in Pembina. In addition, any Pembina Shares issued upon the conversion of the Provident Debentures to be assumed by Pembina pursuant to the Arrangement or the Pembina Debentures will have a dilutive effect on the ownership interest in Pembina.

Trading Access

The Provident Shares are currently listed on the NYSE and it is anticipated the Provident Shares will be delisted from the NYSE following completion of the Arrangement. Although Pembina intends to apply to list the Pembina Shares on the NYSE following completion of the Arrangement, there can be no assurance that such listing will occur in a timely manner or at all.

Income Tax Laws

There can be no assurance that the Canada Revenue Agency, the U.S. Internal Revenue Service or other applicable taxing authorities will agree with the Canadian and U.S. federal income tax consequences of the Arrangement, as applicable, as set forth in this Circular. Furthermore, there can be no assurance that applicable Canadian and U.S. income tax laws, regulations or tax treaties will not be changed or interpreted in a manner, or that applicable taxing authorities will not take administrative positions, that are adverse to Pembina and its securityholders following completion of the Arrangement. Such taxation authorities may also disagree with how Pembina or its predecessors, including Provident, calculate or have in the past calculated their income for income tax purposes. Any such events could adversely affect the combined entity, its share price or the dividends or other payments to be paid to Pembina's securityholders following completion of the Arrangement.

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INTERESTS OF EXPERTS

Certain legal matters relating to the Arrangement are to be passed upon by Norton Rose Canada LLP and Andrews Kurth LLP on behalf of Provident and by Blake, Cassels & Graydon LLP on behalf of Pembina. As at the date hereof, the partners and associates of Norton Rose Canada LLP, Andrews Kurth LLP and Blake, Cassels & Graydon LLP, respectively, beneficially own, directly or indirectly, less than 1% of the outstanding Provident Shares and less than 1% of the outstanding Pembina Shares.

PricewaterhouseCoopers LLP, the auditors of Provident, has confirmed that it is independent with respect to Provident within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta. KPMG LLP, the auditors of Pembina, has confirmed that it is independent with respect to Pembina within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta.

INFORMATION CONCERNING PROVIDENT ENERGY LTD.

General

Provident is an ABCA corporation that is a reporting issuer or the equivalent in each of the provinces of Canada and the Provident Shares are listed and posted for trading on the TSX under the symbol "PVE" and on the NYSE under the symbol "PVX". The Provident 5.75% Debentures E Series and Provident 5.75% Debentures F Series are listed and posted for trading on the TSX under the symbols "PVE.DB.E" and "PVE.DB.F", respectively.

The principal office of Provident is located at Suite 2100, 250 - 2nd Street S.W., Calgary, Alberta, T2P 0C1 and its registered office is located at Suite 3700, 400 - 3rd Avenue S.W., Calgary, Alberta, T2P 4H2.

For a complete description of Provident's organizational structure and material subsidiaries, see "Incorporation and Structure" and "Intercorporate Relationships" in the Provident AIF, incorporated by reference into this Circular.

Summary Description of the Business

Provident owns and operates midstream assets that include NGL extraction, fractionation, storage, transportation and marketing with access to markets across North America. Provident holds interests in the natural gas liquids midstream infrastructure and logistics business through its various subsidiaries. For further information regarding Provident and its business activities, see "Information Concerning PEL and its Business" and "General Development of the Business of Provident" in the Provident AIF, which is incorporated herein by reference.

Documents Incorporated by Reference

The following documents of Provident filed with the various securities commissions or similar authorities in the jurisdictions where Provident is a reporting issuer, are specifically incorporated by reference into and form an integral part of the Circular:

(a)	the Provident AIF;
(b)	the Provident Annual Financial Statements;
(c)	the Provident Annual MD&A;
(d)	the Provident Interim Financial Statements;
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(e)	the Provident Interim MD&A;
(f)	the Provident 2011 AGM Circular; and
(g)	the Provident MCR.

Any documents of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus, including any material change reports (except confidential material change reports), interim financial statements, annual financial statements and the auditors' report thereon, information circulars, annual information forms and business acquisition reports (excluding those portions that are not required pursuant to National Instrument 44-101 - Short Form Prospectus Distributions of the Canadian Securities Administrators to be incorporated by reference herein) filed by Provident with the securities commissions or similar authorities in Canada subsequent to the date of the Circular and prior to the completion of the Arrangement will be deemed to be incorporated by reference in the Circular. Copies of the documents incorporated herein by reference are available on SEDAR at www.sedar.com and, upon request by a Provident Shareholder to Provident at Suite 2100, 250 – 2nd Street S.W., Calgary, Alberta, T2P 0C1, Attention: Lynn Rannelli, Provident will promptly provide a copy of any such document without charge.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of the Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of the Circular.

Information contained or otherwise accessed through Provident's website, www.providentenergy.com or any website, other than those documents incorporated by reference herein and filed on the SEDAR website, does not form part of this Circular.

Price Range and Trading Volumes

The Provident Shares are listed and posted for trading on the TSX under the symbol "PVE". The Provident 5.75% Debentures E Series and the Provident 5.75% Debentures F Series are listed and posted for trading on the TSX under the symbol "PVE.DB.E" and "PVE.DB.F", respectively. The following table sets forth the price ranges and the volume traded of the Provident Shares and the Provident Debentures for the periods indicated as reported by the TSX and the NYSE, as applicable.

Toronto Stock Exchange

Provident Shares (PVE)	High ($)	Low ($)	Close ($)	Volume
2012
January	11.61	9.51	11.22	96,858,058
February 1 - 16	12.15	11.24	12.10	13,100,109

2011
January	8.32	7.81	8.08	16,371,358
February	8.38	8.01	8.24	7,383,237
March	9.03	7.62	9.03	8,045,195
April	9.06	8.58	8.91	8,579,841
May	9.00	8.48	8.90	9,041,674
June	8.94	7.70	8.62	11,417,663
Provident Shares (PVE)	High ($)	Low ($)	Close ($)	Volume
July	8.84	8.28	8.47	4,356,311
August	8.64	6.84	8.47	11,830,524
September	8.74	7.95	8.58	11,051,240
October	9.36	7.92	9.03	7,304,630
November	9.79	8.76	9.71	8,724,555
December	10.03	9.32	9.85	11,245,436

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Provident 5.75% Debentures E Series (PVE.DB.E)	High ($)	Low ($)	Close ($)	Volume
2012
January	114.50	104.00	112.75	578,080
February 1 - 16	119.43	113.00	118.00	136,600

2011
January	101.00	99.69	100.60	49,730
February	102.00	100.60	101.50	149,390
March	103.80	101.00	103.80	32,340
April	104.00	102.00	103.00	44,310
May	103.49	101.00	103.00	44,880
June	103.60	96.00	100.21	44,510
July	101.78	100.06	101.50	11,809
August	102.25	96.00	100.25	54,000
September	101.00	99.00	99.50	28,570
October	102.25	97.00	100.50	62,500
November	103.55	100.50	102.25	27,590
December	104.75	102.36	104.75	31,130

Provident 5.75% Debentures F Series (PVE.DB.F)	High ($)	Low ($)	Close ($)	Volume
2012
January	106.00	101.00	105.50	311,100
February 1 - 16	108.30	105.50	107.50	67,580

2011
May(1)	101.00	99.50	100.10	195,850
June	100.69	99.50	99.50	35,990
July	100.35	99.65	99.65	17,200
August	100.00	95.00	99.00	16,930
September	99.79	98.00	98.98	11,810
October	99.49	92.33	99.00	17,300
November	100.90	98.50	100.00	38,750
December	101.99	99.50	101.99	37,850

Note:

(1) The Provident 5.75% Debentures F Series commenced trading on the TSX on May 10, 2011.

New York Stock Exchange

Provident Shares (PVX)	High (US$)	Low (US$)	Close (US$)	Volume
2012
January	11.44	9.30	11.21	66,465,710
February 1 - 16	12.19	11.25	12.13	14,798,157

2011
January	8.34	7.78	8.08	26,681,168
February	8.49	8.06	8.49	18,685,231
March	9.30	7.81	9.27	29,982,953
April	9.48	8.94	9.42	26,189,780
May	9.48	8.67	9.20	26,394,776
June	9.21	7.85	8.93	31,270,033
July	9.19	8.64	8.87	18,236,828
August	9.05	6.90	8.66	39,169,419
September	8.78	7.90	8.16	27,624,476
October	9.42	7.42	9.06	30,918,461
November	9.60	8.64	9.46	24,750,991
December	9.88	9.01	9.69	24,474,877
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On January 13, 2012, the last trading day on which the Provident Shares and Provident Debentures traded prior to announcement of the Arrangement, the closing price of the Provident Shares on the TSX and the NYSE was $9.51 and US$9.31, respectively, and the closing price of the Provident 5.75% Debentures E Series and Provident 5.75% Debentures F Series was $107.00 and $103.10, respectively. On February 16, 2012, the closing price of the Provident Shares on the TSX and the NYSE was $12.10 and US$12.13, respectively, and the closing price of the Provident 5.75% Debentures E Series and Provident 5.75% Debentures F Series was $118.00 and $107.50, respectively.

Prior Sales

Provident has not issued or sold any Provident Shares or securities convertible into Provident Shares during the 12 months prior to the date hereof other than as set forth below.

(a)	An aggregate of 4,516,891 Provident Shares were issued during this period pursuant to the Provident DRIP for aggregate consideration of approximately $35.1 million. See "Premium Dividend and Dividend Reinvestment Share Purchase Plan" in the Provident AIF incorporated by reference herein.
(b)	In May 2011, Provident issued $172.5 million aggregate principal amount of 5.75% Debentures F Series. The 5.75% Debentures F Series are convertible at the option of the holder into Provident Shares at any time prior to the earlier of December 31, 2018 and the business day immediately preceding any date specified by Provident for redemption at a conversion price of $12.55 per Provident Share, subject to adjustment in certain circumstances. Upon conversion of the 5.75% Debentures F Series, in lieu of delivering Provident Shares, Provident may elect to pay the holder cash at the option of Provident. As of February 16, 2012, there was $172.5 million aggregate principal amount of 5.75% Debentures F Series outstanding. As of February 16, 2012, no Provident Shares have been issued pursuant to the conversion of the 5.75% Debentures E Series or the 5.75% Debentures F Series.
(c)	On October 3, 2011, Provident issued an aggregate of 944,828 Provident Shares upon closing of the acquisition of Three Star Trucking Ltd. for deemed proceeds of approximately $7.6 million.

Risk Factors

Whether or not the Arrangement is completed, Provident will continue to face many of the risk factors that it currently faces with respect to its business and affairs. These risk factors are further detailed in the filings of Provident filed with the Canadian securities authorities and available on SEDAR at www.sedar.com.

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Interest of Informed Persons in Material Transactions

Except as disclosed in this Circular, Provident is not aware of any material interest, direct or indirect, of any "informed person" (as defined in National Instrument 51-102 – Continuous Disclosure Obligations) of Provident, or any associate or affiliate of such persons, in any transaction since the commencement of Provident's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect Provident or any of its subsidiaries.

Additional Information

Additional information relating to Provident is available on SEDAR at www.sedar.com. Financial information concerning Provident is contained in the Provident Annual Financial Statements and the Provident Interim Financial Statements and the accompanying Provident Annual MD&A and Provident Interim MD&A, respectively, each of which are incorporated herein by reference and can be accessed on SEDAR. In addition, Provident Shareholders may obtain copies of the Provident Annual Financial Statements, Provident Interim Financial Statements, Provident Annual MD&A and Provident Interim MD&A, by contacting Provident at Suite 2100, 250 - 2nd Street S.W., Calgary, Alberta, T2P 0C1 or by e-mail to info@providentenergy.com.

INFORMATION CONCERNING PEMBINA PIPELINE CORPORATION

General

Pembina is an ABCA corporation that is a reporting issuer or the equivalent in each of the provinces of Canada. The Pembina Shares and Pembina Debentures are listed and posted for trading on the TSX under the symbol "PPL" and "PPL.DB.C", respectively.

The principal office of Pembina is located at Suite 3800, 525 - 8th Avenue S.W., Calgary, Alberta, T2P 1G1 and its registered office is located at Suite 3500, 855 - 2nd Street S.W., Calgary, Alberta, T2P 4J8.

Pembina has the following subsidiaries: Pembina Pipeline (an Alberta partnership), Pouce Coupé Pipe Line Ltd., Alberta Oil Sands Pipeline Ltd., Plateau Pipe Line Ltd., Pembina Marketing Ltd., Pembina Gas Services Ltd. and AcquisitionCo and Pembina Gas Services Limited Partnership, Pembina Midstream Limited Partnership, Pembina North Limited Partnership, Pembina West Limited Partnership and Pembina Oil Sands Pipeline L.P. (each an Alberta limited partnership).

AcquisitionCo, a direct wholly-owned subsidiary of Pembina, was incorporated under the laws of the Province of Alberta for the sole purpose of participating in the Arrangement. AcquisitionCo has no material assets or liabilities and to date has not conducted any operations.

Summary Description of the Business

Pembina directly or indirectly through its subsidiaries, owns interests in a diversified base of long life energy infrastructure consisting of conventional oil and NGLs pipeline systems and related facilities, contract-based oil sands pipeline systems and related facilities and other terminalling, storage and hub facilities and services and infrastructure, and a midstream and marketing business including a 50% interest in an underground ethylene storage facility and certain gas gathering and processing facilities. Pembina's business is structured into four key business units: conventional pipelines, oil sands and heavy oil, midstream and marketing and gas services.

For further information regarding Pembina and its business activities, see "Description of Pembina's Business and Operations" and "General Development of Pembina" in the Pembina AIF, which is incorporated herein by reference.

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Documents Incorporated by Reference

The following documents of Pembina filed with the various securities commissions or similar authorities in the jurisdictions where Pembina is a reporting issuer, are specifically incorporated by reference into and form an integral part of the Circular:

(a)	the Pembina AIF;
(b)	the Pembina Annual Financial Statements;
(c)	the Pembina Annual MD&A;
(d)	the Pembina 2011 AGM Circular; and
(e)	the Pembina MCR.

Any documents of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus, including any material change reports (except confidential material change reports), interim financial statements, annual financial statements and the auditors' report thereon, information circulars, annual information forms and business acquisition reports (excluding those portions that are not required pursuant to National Instrument 44-101 Short Form Prospectus Distributions of the Canadian Securities Administrators to be incorporated by reference herein) filed by Pembina with the securities commissions or similar authorities in Canada subsequent to the date of the Circular and prior to the completion of the Arrangement will be deemed to be incorporated by reference in the Circular. Copies of the documents incorporated herein by reference are available on SEDAR at www.sedar.com and, upon request by a Pembina Shareholder to Pembina at Suite 3800, 525 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1, Attention: Vice President, Legal, Pembina will promptly provide a copy of any such document without charge.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of the Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of the Circular.

Information contained or otherwise accessed through Pembina's website, www.Pembina.com or any website, other than those documents incorporated by reference herein and filed on the SEDAR website, does not form part of this Circular.

Description of Share Capital

Pembina is authorized to issue an unlimited number of Pembina Shares and an unlimited number of a class of preferred shares designated as Preferred Shares, Series A (the "Pembina Preferred Shares") and the following is a summary of the rights, privileges, restrictions and conditions attached to such shares.

Pembina Shares

Holders of Pembina Shares are entitled to receive notice of and to attend all meetings of Pembina Shareholders and to one vote at such meetings for each Pembina Share held. The holders of Pembina Shares are, at the discretion of the Pembina Board and subject to applicable legal restrictions, entitled to receive any dividends declared by the Pembina Board on the Pembina Shares, and are entitled to share in the remaining property of Pembina upon liquidation, dissolution or winding up, subject to the rights of the Pembina Preferred Shares, described below.

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Pembina Preferred Shares

All of the Pembina Preferred Shares are currently owned by Pembina's wholly-owned subsidiary, Alberta Oil Sands Pipeline Ltd. Holders of Pembina Preferred Shares shall not be entitled to receive notice of, to attend or to vote at any meeting of Pembina Shareholders, except as required by law. The Pembina Preferred Shares are retractable and redeemable at the option of the holder thereof and Pembina, respectively. The price or consideration payable at which each Pembina Preferred Share shall be retracted or redeemed (the "Redemption Amount") shall be the fair market value of the consideration received therefor as determined by the Pembina Board at the time of issuance of the Pembina Preferred Shares, as adjusted from time to time pursuant to the terms of the Pembina Preferred Shares.

If at any time a holder of Pembina Preferred Shares ceases to be, or is not, a direct or indirect wholly owned subsidiary of Pembina, Pembina, with or without knowledge of such event, shall be deemed, without further action or notice, to have automatically redeemed all of the Pembina Preferred Shares held by such holder in exchange for the Redemption Amount.

The holders of Pembina Preferred Shares shall be entitled to receive, if and when declared by the Pembina Board, preferential non-cumulative dividends based on the Redemption Amount applicable to such shares at the rate to be set by the Pembina Board.

Upon the liquidation, dissolution or winding-up of Pembina, the holders of Pembina Preferred Shares shall be entitled to receive for each such share, in priority to the holders of Pembina Shares, the Redemption Amount per share together with all declared but unpaid dividends thereon.

As at February 16, 2012, there were 168,481,796 Pembina Shares and 101,400,000 Pembina Preferred Shares issued and outstanding. All Pembina Preferred Shares are held by a subsidiary of Pembina.

Significant Acquisitions

There are no acquisitions that Pembina has completed within 75 days prior to the date of this Circular that is a significant acquisition for the purposes of Part 8 of National Instrument 51-102 - Continuous Disclosure Obligations. In addition, other than the Arrangement, there are no proposed acquisitions that have progressed to a state where a reasonable person would believe that the likelihood of the acquisition being completed is high and would be a significant acquisition for the purposes of Part 8 of National Instrument 51-102 - Continuous Disclosure Obligations if completed as of the date of this Circular.

Price Range and Trading Volumes

The Pembina Shares are listed and posted for trading on the TSX under the symbol "PPL" and the Pembina Debentures are listed and posted for trading on the TSX under the symbol "PPL.DB.C". The following table sets forth the price ranges and the volume traded of the Pembina Shares and Pembina Debentures as reported by the TSX for the periods indicated.

Pembina Shares (PPL)	High ($)	Low ($)	Close ($)	Volume
2012
January	30.15	26.12	26.82	29,787,983
February 1 - 16	28.98	26.90	28.83	11,039,371

2011
January	22.45	21.34	22.18	5,690,578
February	22.64	21.58	22.06	5,479,672
March	22.98	20.94	22.94	6,611,122
April	23.25	22.33	23.05	3,354,616
May	24.93	22.91	24.51	3,238,528
June	25.49	23.80	25.39	3,950,307
July	25.89	24.70	25.24	2,933,154
Pembina Shares (PPL)	High ($)	Low ($)	Close ($)	Volume
August	26.69	20.64	25.49	7,356,974
September	25.77	24.00	25.65	4,499,625
October	27.31	23.55	27.13	4,469,287
November	30.05	26.60	29.75	19,565,731
December	31.15	29.03	29.66	8,425,191

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Pembina Debentures (PPL.DB.C)	High ($)	Low ($)	Close ($)	Volume
2012
January	111.50	104.55	108.50	158,515
February 1 - 16	111.87	108.25	109.45	28,170

2011
January	103.25	100.50	103.00	63,310
February	103.50	101.60	102.50	42,550
March	103.50	101.50	102.75	46,610
April	104.00	102.25	102.50	17,145
May	104.00	102.25	103.50	29,150
June	106.25	101.51	103.50	30,170
July	105.98	103.00	105.00	41,690
August	106.50	102.50	104.50	49,860
September	105.47	102.61	102.95	36,070
October	106.73	102.25	105.50	24,730
November	109.40	105.15	106.28	93,630
December	111.92	106.80	109.00	122,750

On January 13, 2012, the last trading day on which the Pembina Shares and Pembina Debentures traded prior to announcement of the Arrangement, the closing price of the Pembina Shares and the Pembina Debentures on the TSX was $27.90 and $106.80, respectively. On February 16, 2012, the closing price of the Pembina Shares and the Pembina Debentures on the TSX was $28.83 and $109.45, respectively.

Prior Sales

Pembina has not issued or sold any Pembina Shares or securities convertible into Pembina Shares during the 12 months prior to the date hereof other than as set forth below.

(a)	An aggregate of 7,704 Pembina Shares were issued at a deemed conversion price of $28.55 per Pembina Share upon the conversion of $0.2 million principal amount of the Pembina Debentures;
(b)	An aggregate of 537,025 Pembina Shares were issued pursuant to the Pembina DRIP at a weighted average issue price of $26.39 per Pembina Share for aggregate consideration of approximately $14.2 million; and
(c)	An aggregate of 881,499 Pembina Shares were issued upon the exercise of stock options granted pursuant to Pembina's stock option plan at a weighted average exercise price of $15.61 per option for aggregate consideration of approximately $13.8 million. See "Matters to be Acted Upon at the Meeting – Approval of the Stock Option Plan" in the Pembina 2011 AGM Circular which is incorporated by reference herein.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth, as of December 31, 2011, the number of Pembina Shares which are authorized for issuance with respect to equity compensation plans of Pembina. The only compensation plan of Pembina under which Pembina Shares are currently authorized for issuance is Pembina's stock option plan which is described under "Matters to be Acted Upon at the Meeting – Approval of Stock Option Plan" in the Pembina 2011 AGM Circular which is incorporated by reference herein.

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Plan Category	Number Of Securities To Be Issued Upon Exercise Of Outstanding Options, Warrants And Rights (a)	Weighted-Average Exercise Price Of Outstanding Options, Warrants And Rights (b)	Number Of Securities Remaining Available For Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected In Column (a)) (c)
Equity compensation plans approved by securityholders	2,674,380	$20.24	5,933,400
Equity compensation plans not approved by securityholders	-	-	-
Total	2,674,380	$20.24	5,933,400

Risk Factors

Whether or not the Arrangement is completed, Pembina will continue to face many of the risk factors that it currently faces with respect to its business and affairs. These risk factors are further detailed in the filings of the Pembina filed with the Canadian securities authorities and available on SEDAR at www.sedar.com.

Interest of Informed Persons in Material Transactions

Except as disclosed in this Circular, Pembina is not aware of any material interest, direct or indirect, of any "informed person" (as defined in National Instrument 51-102 – Continuous Disclosure Obligations) of Pembina, or any associate or affiliate of such persons, in any transaction since the commencement of Pembina's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect Pembina or any of its subsidiaries.

Additional Information

Additional information relating to Pembina is available on SEDAR at www.sedar.com. Financial information concerning Pembina is contained in the Pembina Annual Financial Statements and the accompanying Pembina Annual MD&A, both of which are incorporated herein by reference and can be accessed on SEDAR. In addition, Pembina Shareholders may obtain copies of the Pembina Annual Financial Statements and Pembina Annual MD&A, by contacting Pembina at 3800, 525 - 8th Avenue S.W., Calgary, Alberta, T2P 1G1.

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MATTERS TO BE CONSIDERED AT THE PEMBINA MEETING

Pembina Shareholders will be entitled to vote on the Pembina Share Issuance Resolution at the Pembina Meeting. Each Pembina Shareholder of record on the Pembina Record Date (subject to certain exceptions) is entitled to vote at the Pembina Meeting or any adjournment(s) or postponement(s) thereof and is entitled to one vote for each Pembina Share held. See "General Proxy Matters - Pembina".

Approval of the Pembina Share Issuance Resolution

The Arrangement, if completed, will result in the acquisition of all of the issued and outstanding Provident Shares by Pembina on the basis of 0.425 of a Pembina Share for each Provident Share held. Based on the 274,201,619 Provident Shares issued and outstanding as of February 16, 2012, the Arrangement would result in an aggregate of 116,535,688 Pembina Shares being issued pursuant to the Arrangement, subject to additional Pembina Shares issued in connection with the rounding of fractional share entitlements as provided in the Plan of Arrangement. In addition, there were also an aggregate of $172,500,000 principal amount of Provident 5.75% Debentures E Series outstanding as of February 16, 2012 which are convertible into an aggregate of 16,273,585 Provident Shares (6,916,600 Pembina Shares based on the Provident Exchange Ratio under the Arrangement), and an aggregate of $172,500,000 principal amount of Provident 5.75% Debentures F Series outstanding as of February 16, 2012, which are convertible into an aggregate of 13,745,020 Provident Shares (5,841,517 Pembina Shares based on the Provident Exchange Ratio under the Arrangement). Based on the foregoing, the number of Pembina Shares potentially issuable pursuant to the Arrangement upon the exchange of Provident Shares and upon the potential conversion of Provident Debentures is 129,293,805. In order to ensure an adequate number of Pembina Shares are approved for issuance pursuant to the Arrangement to account for clerical and administrative matters, including the rounding of fractional shares, approval will be sought to issue up to 130,000,000 Pembina Shares in connection with the transactions contemplated by the Arrangement.

Accordingly, Pembina Shareholders will be asked to approve the issuance of up to 130,000,000 Pembina Shares in connection with the Arrangement, consisting of (i) up to 116,535,688 Pembina Shares to be issued based on the issued and outstanding Provident Shares as of February 16, 2012, (ii) up to 12,758,117 Pembina Shares that may be issued upon the conversion of the issued and outstanding Provident Debentures to be assumed by Pembina, and (iii) such number of additional Pembina Shares required to be issued to account for clerical and administrative matters, including the rounding of fractional shares pursuant to the Plan of Arrangement.

The TSX requires shareholder approval in circumstances where an issuance of securities will result in the issuance of 25% or more of the issuer's outstanding securities on a non-diluted basis in connection with an acquisition. As the Arrangement may result in the issuance of a number of Pembina Shares equal to approximately 77% of the 168,481,796 currently issued and outstanding Pembina Shares on a non-diluted basis, the Pembina Share Issuance Resolution must be approved by a majority of the votes cast by Pembina Shareholders who vote in person or by proxy at the Pembina Meeting.

At the Pembina Meeting, the following Pembina Share Issuance Resolution will be placed before the Pembina Shareholders:

"BE IT RESOLVED, as an ordinary resolution of the holders of common shares ("Pembina Shares") of Pembina Pipeline Corporation ("Pembina") that:

(1)	the issuance of up to 130,000,000 Pembina Shares pursuant to a plan of arrangement under Section 193 of the Business Corporations Act (Alberta) (the "Arrangement") involving Provident Energy Ltd. ("Provident"), holders of common shares of Provident, Pembina and Pembina AcquisitionCo Inc., a wholly-owned subsidiary of Pembina, and in accordance with the terms of an arrangement agreement dated January 15, 2012 between Pembina and Provident, as more particularly described in the joint management information circular and proxy statement dated February 17, 2012 (the "Circular"), is hereby authorized and approved.
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(2)	notwithstanding that this resolution has been passed by the holders ("Pembina Shareholders") of Pembina Shares, the board of directors of Pembina is hereby authorized and empowered, without further approval of the Pembina Shareholders, to amend the Arrangement Agreement and to not proceed with the Arrangement or otherwise give effect to these resolutions;
(3)	any director or officer of Pembina be and is hereby authorized and directed, for and on behalf of Pembina, to execute (whether under the corporate seal of Pembina or otherwise) and deliver, or cause to be executed and delivered, and to sign and/or file, or cause to be signed and/or filed, as the case may be, all applications, declarations, instruments and other documents, and to do or cause to be done all such other acts and things, as such director or officer may determine necessary or advisable to give effect to the foregoing resolutions including, without limitation, the execution, signing or filing of any such document or the doing of any such act or thing being conclusive evidence of such determination; and
(4)	capitalized terms not otherwise defined in these resolutions have the meaning assigned to them in the joint management information circular and proxy statement of Pembina and Provident dated February 17, 2012."

At the Pembina Meeting, Pembina Shareholders will be asked to vote to approve the Pembina Share Issuance Resolution. The Pembina Share Issuance Resolution must be approved by a majority of the votes cast by the Pembina Shareholders present in person or represented by proxy at the Pembina Meeting. The issuance of the additional Pembina Shares pursuant to the Arrangement is not anticipated to materially affect control of Pembina as, to the knowledge of both Pembina and Provident and based on required public filings, at the date hereof no person or company beneficially owns, or controls or directs, directly or indirectly, more than 10% of the issued and outstanding Provident Shares.

Unless otherwise directed, the persons named in the form of proxy for the Pembina Meeting intend to vote in favour of the Pembina Share Issuance Resolution.

It is a condition of the Arrangement in favour of Provident that the Pembina Share Issuance Resolution be approved by the Pembina Shareholders.

Approval of the Maximum Number of Directors Resolution

Pembina's articles currently provide that the Pembina Board consist of not less than five and not more than nine Directors. Pembina is proposing that the maximum number of Directors be increased to 11 in order to facilitate the appointment of two of Provident's directors, Grant Billing and Jeffrey Smith, to the Pembina Board upon completion of the Arrangement and to increase Pembina's flexibility in its board succession planning process, as two of Pembina's current directors, Myron Kanik and Robert Taylor, have indicated their intention to retire from the Pembina Board at Pembina's upcoming annual shareholders' meeting.

At the Pembina Meeting, Pembina Shareholders will be asked to consider and, if deemed advisable, approve an amendment to Pembina's articles to increase the maximum number of directors from nine to 11. The amendment to the articles has been conditionally approved by the Pembina Board subject to Pembina Shareholder approval. Approval of the amendment requires the approval of the Pembina Shareholders by special resolution, being 66 ⅔% of the votes cast by Pembina Shareholders on the resolution present in person or represented by proxy at the Pembina Meeting. If the Maximum Number of Directors Resolution is not approved by the requisite number of Pembina Shareholders, Pembina's articles will not be amended and Myron Kanik and Robert Taylor will retire from the Pembina Board on completion of the Arrangement in order to facilitate the appointments of Grant Billing and Jeffrey Smith to the Pembina Board at that time.

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At the Pembina Meeting, Pembina Shareholders will be asked to consider and, if deemed advisable, to approve the following special resolution:

"BE IT RESOLVED, as a special resolution of the shareholders of Pembina Pipeline Corporation (the "Corporation") that:

(1)	the Articles of the Corporation be amended to increase the maximum number of directors of the Corporation from nine to 11; and
(2)	any one officer or director of the Corporation be and is hereby authorized and directed to execute and deliver all such documents and instruments, including articles of amendment of the Corporation, and to do all such other things and take such other actions as may be necessary or desirable to give effect to these resolutions."

Unless otherwise directed, the persons named in the form of proxy for the Pembina Meeting intend to vote in favour of the Maximum Number of Directors Resolution.

The Arrangement is not conditional on the approval of the Maximum Number of Directors Resolution.

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MATTERS TO BE CONSIDERED AT THE PROVIDENT MEETING

At the Provident Meeting, Provident Shareholders will be asked to consider the Provident Arrangement Resolution in the form set forth in Appendix A of this Circular. Provident Shareholders are urged to review the various sections of this Circular when considering the Provident Arrangement Resolution. In particular, see, "The Arrangement" and "Information Concerning Pembina Pipeline Corporation". For information relating to the impact of the Arrangement on Provident and Pembina, see "Pro Forma Information of Pembina After Giving Effect to the Arrangement" and Appendix G, "Pro Forma Financial Statements".

The Provident Arrangement Resolution must be approved by at least 66 ⅔% of the votes cast by Provident Shareholders, present in person or by proxy at the Provident Meeting. Provident Debentureholders are not entitled to vote on the Provident Arrangement Resolution.

Unless otherwise directed, the persons named in the accompanying applicable form of proxy for the Provident Meeting intend to vote in favour of the Provident Arrangement Resolution.

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GENERAL PROXY MATTERS PROVIDENT

Solicitation of Proxies

This Circular is provided in connection with the solicitation of proxies by the management of Provident for use at the Provident Meeting and the associated costs thereof will be borne by Provident. In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors, officers and employees of Provident (who will not be specifically remunerated therefore).

Provident and Pembina have also retained Georgeson Shareholder Communications Canada, Inc. ("Georgeson") to assist each of them in connection with communicating to Shareholders. In connection with these services, Georgeson is expected to receive an aggregate fee of approximately $55,000 and will be reimbursed for its reasonable out-of-pocket expenses.

The Provident Meeting is being called pursuant to the Interim Order of the Court to seek the requisite approval of Provident Shareholders to the Arrangement in accordance with Section 193 of the ABCA. See "The Arrangement" and "Matters to be Considered at the Provident Meeting".

The information set forth below generally applies to registered holders of Provident Shares(i.e. you hold a physical share certificate or DRS Advice registered in your name and representing your Provident Shares). If you are a beneficial holder of Provident Shares (i.e., your Provident Shares are held through a broker, financial institution or other nominee), please see "Information for Beneficial Holders" at the front of this Circular.

Appointment and Revocation of Proxies

Accompanying this Circular is a form of proxy for holders of Provident Shares. The persons named in the enclosed form of proxy are directors and/or officers of Provident. A Provident Shareholder has the right to appoint a person (who need not be a Provident Shareholder) other than the persons designated in the form of proxy provided by Provident to represent the Provident Shareholder at the Provident Meeting. To exercise this right, the Provident Shareholder should strike out the names of management designees in the enclosed form of proxy and insert the name of the desired representative in the blank space provided in the form of proxy or submit another appropriate form of proxy. If you are a registered Provident Shareholder and are unable to attend the Provident Meeting in person, please exercise your right to vote by dating, signing and returning the accompanying form of proxy to Computershare Trust Company of Canada, Provident's transfer agent. To be valid, completed proxy forms must be dated, completed, signed and deposited with Provident's transfer agent, Computershare Trust Company of Canada, (i) by mail using the enclosed return envelope or one addressed to Computershare Trust Company of Canada, Proxy Department, 135 West Beaver Creek, P.O. Box 300, Richmond Hill, Ontario, L4B 4R5, (ii) by hand delivery to Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or (iii) by facsimile to (416) 263-9524 or 1-866-249-7775. Provident Shareholders may also vote through the internet and if voting through the internet, Provident Shareholders may also appoint another person to be his or her proxyholder. Please go to www.investorvote.com and follow the instructions. You will require your 15-digit control number found on your proxy form. All proxy or voting instructions must be received in each case no later than 9:00 a.m. (Calgary time) on March 23, 2012 or, if the Provident Meeting is adjourned, 48 hours (excluding Saturdays and holidays) before the beginning of any adjournment of the Provident Meeting. The proxy shall be in writing and executed by the Provident Shareholder or such Provident Shareholder's attorney authorized in writing, or if such Provident Shareholder is a corporation, under its corporate seal or by a duly authorized officer or attorney. The Chairman of the Provident Meeting shall have the discretion to accept all, but not less than all, valid proxies received after the foregoing deadline and prior to the Provident Meeting.

In addition to revocation in any other manner permitted by law, a Provident Shareholder may revoke a proxy: (a) by instrument in writing executed by the Provident Shareholder or such Provident Shareholder's attorney authorized in writing or if the Provident Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof, duly authorized, and deposited either with the Depositary, acting as scrutineers, at the office of the Depositary designated in the Notice of Meeting to Provident Shareholders and the Circular not later than 5:00 p.m. (Calgary time) on the Business Day preceding the day of the Provident Meeting (or any adjournment thereof) or with the Chairman on the day of the Provident Meeting (or any adjournment thereof); (b) by a duly executed and deposited proxy bearing a later date or time than the date or time of the proxy being revoked; or (c) as permitted by law.

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Proxy Voting

The Provident Shares represented by an effective proxy will be voted in accordance with the instructions specified therein. Where no choice is specified, the Provident Shares will be voted FOR the approval of the Provident Arrangement Resolution. The enclosed applicable form of proxy confers discretionary authority upon the persons named therein in respect of amendments or variations to matters identified in the Notice of Meeting to Provident Shareholders and with respect to other matters which may properly come before the Provident Meeting or any adjournment thereof. As of the date hereof, management of Provident knows of no amendments, variations or other matters to come before the Provident Meeting; however, if any other matter properly comes before the Provident Meeting, the accompanying applicable form of proxy will be voted on such matter in accordance with the best judgment of the person(s) voting the proxies.

Voting Securities of Provident and Principal Holders thereof

As at February 16, 2012, there are 274,201,619 Provident Shares issued and outstanding which are its only outstanding voting securities. Each Provident Share entitles the holder thereof to one vote per share at the Provident Meeting. In addition, pursuant to the Interim Order, each Provident Share that is outstanding at the Provident Record Date will be entitled to one vote in respect of the Provident Arrangement Resolution.

The Provident Record Date for determination of Provident Shareholders entitled to receive notice of and to vote at the Provident Meeting is the close of business on February 14, 2012. Provident will prepare, as of the Provident Record Date, a list of Provident Shareholders entitled to receive the Notice of the Provident Meeting and showing the number of Provident Shares held by each such Provident Shareholder. Only Provident Shareholders whose names have been entered in the register of holders of Provident Shares on the close of business on the Record Date will be entitled to receive notice of and to vote the Provident Shares shown opposite such Provident Shareholder's name at the Provident Meeting; provided that, to the extent that an Provident Shareholder transfers ownership of any Provident Shares after the Provident Record Date and the transferee of those Provident Shares establishes ownership of such Provident Shares and demands, not later than ten days before the Provident Meeting, to be included in the list of Provident Shareholders eligible to vote at the Provident Meeting, such transferee will be entitled to vote such Provident Shares at the Provident Meeting.

To the knowledge of the directors and executive officers of Provident, as of the date hereof, no person or company beneficially owns, or exercises control or direction over, directly or indirectly, more than 10% of the voting rights attached to all of the outstanding Provident Shares.

Procedure and Votes Required

The Interim Order provides that each holder of Provident Shares at the close of business on the Provident Record Date will be entitled to receive notice of, to attend and to vote at the Provident Meeting. Provident Debentureholders are not entitled to vote on the Provident Arrangement Resolution.

Pursuant to the Interim Order:

(a)	each Provident Share will entitle the holder to one vote at the Provident Meeting in respect of the Provident Arrangement Resolution;
(b)	the number of votes required to pass the Provident Arrangement Resolution shall be at least 66 ⅔% of the votes cast by Provident Shareholders, present in person or represented by proxy, voting at the Provident Meeting; and
(c)	the quorum required at the Provident Meeting will be two Provident Shareholders present in person, or represented by proxy, at the Provident Meeting, and representing in the aggregate not less than 25% of the votes attached to the outstanding Provident Shares, provided that if a quorum is not so present within 30 minutes of the appointed time of the Provident Meeting, the Provident Meeting shall stand adjourned to a date not less than 7 nor more than 30 days later, as determined by the Chairman of the Provident Meeting, at the same time and place. At the adjourned Provident Meeting, the Provident Shareholders present in person or by proxy, entitled to vote at the Provident Meeting, will constitute a quorum for the adjourned Provident Meeting.
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Notwithstanding the foregoing, the Provident Arrangement Resolution authorizes the Provident Board, without further notice to or approval of the Provident Shareholders, subject to the terms of the Plan of Arrangement, the Arrangement Agreement and the Interim Order, to amend the Plan of Arrangement or the Arrangement Agreement or to decide not to proceed with the Arrangement at any time prior to the Arrangement becoming effective pursuant to the provisions of the ABCA. See Appendix A to this Circular for the full text of the Provident Arrangement Resolution.

GENERAL PROXY MATTERS PEMBINA

Solicitation of Proxies

This Circular is provided in connection with the solicitation of proxies by the management of Pembina for use at the Pembina Meeting and the associated costs thereof will be borne by Pembina. In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors, officers and employees of Pembina (who will not be specifically remunerated therefore).

Pembina and Provident have also retained Georgeson Shareholder Communications Canada, Inc. ("Georgeson") to assist each of them in connection with communicating to Shareholders. In connection with these services, Georgeson is expected to receive an aggregate fee of approximately $55,000 and will be reimbursed for its reasonable out-of-pocket expenses.

The Pembina Meeting is being called to seek the requisite approval of Pembina Shareholders of the Pembina Share Issuance Resolution and the Maximum Number of Directors Resolution. See "The Arrangement" and "Matters to be Considered at the Pembina Meeting".

The information set forth below generally applies to registered holders of Pembina Shares (i.e. you hold a physical share certificate or DRS Advice registered in your name and representing your Pembina Shares). If you are a beneficial holder of Pembina Shares (i.e., your Pembina Shares are held through a broker, financial institution or other nominee), please see "Information for Beneficial Holders" at the front of this Circular.

Appointment and Revocation of Proxies

Accompanying this Circular is a form of proxy for holders of Pembina Shares. The persons named in the enclosed form of proxy are directors and/or officers of Pembina. A Pembina Shareholder has the right to appoint a person (who need not be a Pembina Shareholder) other than the persons designated in the form of proxy provided by Pembina to represent the Pembina Shareholder at the Pembina Meeting. To exercise this right, the Pembina Shareholder should strike out the names of management designees in the enclosed form of proxy and insert the name of the desired representative in the blank space provided in the form of proxy or submit another appropriate form of proxy. If you are a registered Pembina Shareholder and are unable to attend the Pembina Meeting in person, please exercise your right to vote by dating, signing and returning the accompanying form of proxy to Computershare Trust Company of Canada, Pembina's transfer agent. To be valid, completed proxy forms must be dated, completed, signed and deposited with Pembina's transfer agent, Computershare Trust Company of Canada, (i) by mail using the enclosed return envelope or one addressed to Computershare Trust Company of Canada, Proxy Department, 135 West Beaver Creek, P.O. Box 300, Richmond Hill, Ontario, L4B 4R5, (ii) by hand delivery to Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or (iii) by facsimile to (416) 263-9524 or 1-866-249-7775. Pembina Shareholders may also vote through the internet and if voting through the internet, Pembina Shareholders may also appoint another person to be his or her proxyholder. Please go to www.investorvote.com and follow the instructions. You will require your 15-digit control number found on your proxy form. All proxy or voting instructions must be received in each case no later than 10:30 a.m. (Calgary time) on March 23, 2012 or, if the Pembina Meeting is adjourned, 48 hours (excluding Saturdays and holidays) before the beginning of any adjournment of the Pembina Meeting. The proxy shall be in writing and executed by the Pembina Shareholder or such Pembina Shareholder's attorney authorized in writing, or if such Pembina Shareholder is a corporation, under its corporate seal or by a duly authorized officer or attorney. The Chairman of the Pembina Meeting shall have the discretion to accept all, but not less than all, valid proxies received after the foregoing deadline and prior to the Pembina Meeting.

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The Pembina Record Date for determination of Pembina Shareholders entitled to receive notice of and to vote at the Pembina Meeting is the close of business on February 14, 2012. Pembina will prepare, as of the Pembina Record Date, a list of Pembina Shareholders entitled to receive the Notice of the Pembina Meeting and showing the number of Pembina Shares held by each such Pembina Shareholder. Only Pembina Shareholders whose names have been entered in the register of holders of Pembina Shares on the close of business on the Record Date will be entitled to receive notice of and to vote the Pembina Shares shown opposite such Pembina Shareholder's name at the Pembina Meeting; provided that, to the extent that an Pembina Shareholder transfers ownership of any Pembina Shares after the Pembina Record Date and the transferee of those Pembina Shares establishes ownership of such Pembina Shares and demands, not later than two days before the Pembina Meeting, to be included in the list of Pembina Shareholders eligible to vote at the Pembina Meeting, such transferee will be entitled to vote such Pembina Shares at the Pembina Meeting.

In addition to revocation in any other manner permitted by law, a Pembina Shareholder may revoke a proxy: (a) by instrument in writing executed by the Pembina Shareholder or such Pembina Shareholder's attorney authorized in writing or if the Pembina Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof, duly authorized, and deposited either with the Depositary, acting as scrutineers, at the office of the Depositary designated in the Notice of Meeting to Pembina Shareholders and the Circular not later than 5:00 p.m. (Calgary time) on the Business Day preceding the day of the Pembina Meeting (or any adjournment thereof) or with the Chairman on the day of the Pembina Meeting (or any adjournment thereof); (b) by a duly executed and deposited proxy bearing a later date or time than the date or time of the proxy being revoked; or (c) as permitted by law.

Proxy Voting

The Pembina Shares represented by an effective proxy will be voted in accordance with the instructions specified therein. Where no choice is specified, the Pembina Shares will be voted FOR approval of the Pembina Share Issuance Resolution and the Maximum Number of Directors Resolution. The enclosed applicable form of proxy confers discretionary authority upon the persons named therein in respect of amendments or variations to matters identified in the Notice of Meeting to Pembina Shareholders and with respect to other matters which may properly come before the Pembina Meeting or any adjournment thereof. As of the date hereof, management of Pembina knows of no amendments, variations or other matters to come before the Pembina Meeting; however, if any other matter properly comes before the Pembina Meeting, the accompanying applicable form of proxy will be voted on such matter in accordance with the best judgment of the person(s) voting the proxies.

Voting Securities of Pembina and Principal Holders Thereof

As at February 16, 2012, there are 168,481,796 Pembina Shares issued and outstanding which are its only outstanding voting securities. Each Pembina Share entitles the holder thereof to one vote per share at the Pembina Meeting. In addition, each Pembina Share that is outstanding at the Pembina Record Date will be entitled to one vote in respect of the Pembina Share Issuance Resolution.

To the knowledge of the directors and executive officers of Pembina, as of the date hereof, no person or company beneficially owns, or exercises control or direction over, directly or indirectly, more than 10% of the voting rights attached to all of the outstanding Pembina Shares.

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Quorum

Pursuant to the by-laws of Pembina, a quorum of Pembina Shareholders is present at the Pembina Meeting if two or more persons are present in either holding personally or representing as proxies not less in aggregate than 25% of the outstanding Pembina Shares. If a quorum is not present at the Pembina Meeting, the Pembina Meeting may be adjourned to a fixed time and place, but no other business shall be transacted at the Pembina Meeting.

QUESTIONS AND OTHER ASSISTANCE

If you are a Provident Shareholder or a Pembina Shareholder and you have any questions about the information contained in the Circular or require assistance in completing your form of proxy or Provident Letter of Transmittal and Election Form, please contact Provident's and Pembina's joint proxy solicitation agent, Georgeson Shareholder Communications Canada, Inc. using the contact details listed on the back page of this Circular.

99

AUDITORS' CONSENTS

Consent of PricewaterhouseCoopers LLP

We have read the joint management information circular and proxy statement dated February 17, 2012 (the "Circular") with respect to a proposed plan of arrangement involving Provident Energy Ltd. ("Provident"), the shareholders of Provident, Pembina Pipeline Corporation and Pembina AcquisitionCo Inc. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the Circular of our report to the unitholders of Provident Energy Trust (the "Trust") on the consolidated balance sheets of the Trust as at December 31, 2010 and 2009 and the consolidated statements of operations and accumulated income, comprehensive income and accumulated other comprehensive income and cash flows for each of the years then ended. Our report is dated March 9, 2011.

(Signed) "PricewaterhouseCoopers LLP"

Chartered Accountants

Calgary, Alberta

February 17, 2012

Consent of KPMG LLP

We have read the joint management information circular and proxy statement dated February 17, 2012 (the "Circular") with respect to a proposed business combination involving Provident Energy Ltd. ("Provident"), the shareholders of Provident, Pembina Pipeline Corporation ("Pembina") and Pembina AcquisitionCo Inc. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the Circular of our report to the shareholders of Pembina on the consolidated statement of financial position of Pembina as at December 31, 2011, December 31, 2010 and January 1, 2010 and the consolidated statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2011 and December 31, 2010, and notes, comprising a summary of significant accounting policies and other explanatory information. Our report is dated February 15, 2012.

(signed) "KPMG LLP"

Chartered Accountants

Calgary, Alberta

February 17, 2012

100

EXPERTS' CONSENTS

Consent of TD Securities Inc.

We have read the joint management information circular and proxy statement dated February 17, 2012 (the "Circular") with respect to a proposed business combination involving Provident Energy Ltd. ("Provident"), the shareholders of Provident, Pembina Pipeline Corporation and Pembina AcquisitionCo Inc.

We consent to the inclusion in the Circular of our fairness opinion to the board of directors of Provident and to the references to our firm name and our fairness opinion in the Circular.

(signed) "TD Securities Inc."

Calgary, Alberta

February 17, 2012

Consent of Scotia Waterous Inc.

We have read the joint management information circular and proxy statement dated February 17, 2012 (the "Circular") with respect to a proposed business combination involving Provident Energy Ltd. ("Provident"), the shareholders of Provident, Pembina Pipeline Corporation ("Pembina") and Pembina AcquisitionCo Inc.

We consent to the inclusion in the Circular of our fairness opinion to the board of directors of Pembina and to the references to our firm name and our fairness opinion in the Circular.

(signed) "Scotia Waterous Inc."

Calgary, Alberta

February 17, 2012

Consent of Norton Rose Canada LLP

We have read the joint management information circular and proxy statement dated February 17, 2012 (the "Circular") with respect to a proposed business combination involving Provident Energy Ltd. ("Provident"), the shareholders of Provident, Pembina Pipeline Corporation and Pembina AcquisitionCo Inc.

We consent to the inclusion in the Circular of our opinion contained under "Certain Canadian Federal Income Tax Considerations" and references to our firm name and our opinion therein.

(Signed) "Norton Rose Canada LLP"

Calgary, Alberta

February 17, 2012

101

Consent of Andrews Kurth LLP

We have read the joint management information circular and proxy statement dated February 17, 2012 (the "Circular") with respect to a proposed business combination involving Provident Energy Ltd. ("Provident"), the shareholders of Provident, Pembina Pipeline Corporation and Pembina AcquisitionCo Inc.

We consent to the inclusion in the Circular of our opinion contained under "Certain United States Federal Income Tax Considerations" and references to our firm name and our opinion therein.

(Signed) "Andrews Kurth LLP"

New York, New York

February 17, 2012

Consent of Blake, Cassels & Graydon LLP

We have read the joint management information circular and proxy statement dated February 17, 2012 (the "Circular") with respect to a proposed business combination involving Provident Energy Ltd. ("Provident"), the shareholders of Provident, Pembina Pipeline Corporation and Pembina AcquisitionCo Inc.

We consent to the inclusion in the Circular of our opinion contained under "Certain Canadian Federal Income Tax Considerations" and references to our firm name and our opinion therein.

(Signed) "Blake, Cassels & Graydon LLP"

Calgary, Alberta

February 17, 2012

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APPENDIX A

PROVIDENT ARRANGEMENT RESOLUTION

"BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.	the arrangement (the "Arrangement") under Section 193 of the Business Corporations Act (Alberta) (the "Act") involving Provident Energy Ltd. ("Provident"), shareholders of Provident, Pembina Pipeline Corporation ("Pembina") and Pembina AcquisitionCo Inc., substantially as set out in the plan of arrangement (the "Plan of Arrangement") attached as Schedule A to the Arrangement Agreement dated January 15, 2012 between Pembina and Provident (as further amended and restated from time to time, the "Arrangement Agreement") is hereby authorized, approved and adopted;
2.	the Plan of Arrangement is hereby authorized, approved and adopted;
3.	the Arrangement Agreement is hereby confirmed, ratified and approved;
4.	Provident be, and is hereby, authorized to apply for a Final Order from the Court of Queen's Bench of Alberta to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as the same may be or may have been modified or amended);
5.	notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of Provident or that the Arrangement has been approved by the Court of Queen's Bench of Alberta, the directors of Provident are hereby authorized and empowered: (a) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement, Plan of Arrangement and Interim Order; and (b) not to proceed with the Arrangement without further approval of the shareholders of Provident or to revoke this resolution at any time prior to the Effective Time (as defined in the Arrangement Agreement);
6.	any officer or director of Provident is hereby authorized and directed for and on behalf of Provident to execute, under the corporate seal of Provident or otherwise, and to deliver articles of arrangement, and such other documents as are necessary or desirable, to the Registrar under the Act in accordance with the Arrangement Agreement for filing and to otherwise effect completion of the Plan of Arrangement; and
7.	any officer or director of Provident is hereby authorized and directed for and on behalf of Provident to execute or cause to be executed, under the seal of Provident or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person's opinion may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the taking of any such act or thing."
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APPENDIX B

ARRANGEMENT AGREEMENT

AGREEMENT

Between

PEMBINA PIPELINE CORPORATION

and

PROVIDENT ENERGY LTD.

January 15, 2012

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B-2

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Page
9.6	Specific Performance	B-45
9.7	Third Party Beneficiaries	B-46
9.8	Governing Law	B-46
9.9	Severability	B-46
9.10	Counterparts	B-46

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ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is dated January 15, 2012 between:

PEMBINA PIPELINE CORPORATION, a corporation existing under the laws of Alberta with its head office in the City of Calgary, in the Province of Alberta ("Pembina")

- and -

PROVIDENT ENERGY LTD., a corporation existing under the laws of Alberta with its head office in the City of Calgary, in the Province of Alberta ("Provident")

WHEREAS the board of directors of each of Pembina and Provident has determined that it would be in the best interests of its corporation to combine the businesses conducted by Pembina and Provident;

AND WHEREAS Pembina and Provident wish to carry out the transactions contemplated hereby by way of a plan of arrangement under the provisions of the Business Corporations Act (Alberta);

AND WHEREAS upon the effectiveness of the Arrangement, holders of common shares of Provident will receive common shares of Pembina on the terms set out herein;

AND WHEREAS the Parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters related to the transactions herein provided for;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT IN CONSIDERATION of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties covenant and agree as follows:

Article I
INTERPRETATION

1.1	Definitions

In this Agreement, unless the context otherwise requires:

"ABCA" means the Business Corporations Act, R.S.A. 1985, c. B-9, as amended, including the regulations promulgated therefore;

"Acquisition Proposal" means any inquiry or the making of any proposal to Provident or the Provident Shareholders from any Person or group of Persons "acting jointly or in concert" (within the meaning of Multilateral Instrument 62-104 – Take-Over Bids and Issuer Bids) which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (a) an acquisition or purchase from Provident or the Provident Shareholders of 20% or more of the voting securities of Provident or its Subsidiaries; (b) any acquisition of a substantial amount of assets (or any lease, long term supply agreement or other arrangement having the same economic effect as a purchase or sale of a substantial amount of assets) of Provident and its Subsidiaries taken as a whole; (c) an amalgamation, arrangement, merger, or consolidation involving Provident or its Subsidiaries; (d) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization or similar transaction involving Provident or its Subsidiaries; or (e) any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Arrangement or which would or could reasonably be expected to materially reduce the benefits to Pembina under this Agreement or the Arrangement; except that for the purpose of the definition of "Superior Proposal", the references in this definition of "Acquisition Proposal" to "20% or more of the voting securities" shall be deemed to be references to "50% or more of the voting securities", and the references to "a substantial amount of assets" shall be deemed to be references to "all or substantially all of the assets";

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"affiliate" has the meaning set forth in the Securities Act (Alberta);

"Agreement", "herein", "hereof", "hereto", "hereunder" and similar expressions mean and refer to this Arrangement Agreement (including the schedules hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;

"Arrangement" means the arrangement pursuant to Section 193 of the ABCA, all on the terms and conditions set forth in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the provisions of the Plan of Arrangement or made at the direction of the Court;

"Arrangement Resolution" means a special resolution of the Provident Shareholders in respect of the Arrangement to be considered at the Provident Shareholders' Meeting in substantially the form of Schedule B hereto;

"Articles of Arrangement" means the articles of arrangement of Provident in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted, giving effect to the Arrangement;

"associate" has the meaning set forth in the Securities Act (Alberta);

"business day" means any day, other than a Saturday, a Sunday or a statutory holiday, in the Province of Alberta;

"Canadian GAAP" means Canadian generally accepted accounting principles as contemplated by the Handbook of the Canadian Institute of Chartered Accountants, applied on a consistent basis, and which incorporates International Financial Reporting Standards as adopted by the Canadian Accounting Standards Board for periods beginning on and after January 1, 2011;

"Canadian Securities Administrators" means the securities commission or other securities regulatory authority of each province and territory of Canada;

"Canadian Securities Laws" means the securities legislation or ordinance and regulations thereunder of each province and territory of Canada and the rules, instruments, policies and orders of each Canadian Securities Administrator made thereunder;

"Certificate" means the certificate or proof of filing to be issued by the Registrar pursuant to subsection 193(11) or 193(12) of the ABCA in respect of the Articles of Arrangement giving effect to the Arrangement;

"Change of Control" means the completion of a transaction or series of transactions whereby Provident, or its Subsidiaries or affiliates, or any Person in direct or indirect Control of Provident or its Subsidiaries or affiliates comes under the Control of a third party who previous to such transaction or series of transactions was not an affiliate of Provident or its Subsidiaries;

"Change of Control Provision" means any contractual provision whereby the occurrence of a Change of Control of a party to a contract either directly or indirectly causes an alteration of the terms and conditions of such contract or confers contractual rights upon the other party to such contract including rights to purchase assets or rights to terminate all or any term of such contact;

"Commissioner" means the Commissioner of Competition appointed under subsection 7(1) of the Competition Act, or her designee;

"Competition Act" means the Competition Act, R.S.C. 1985, c. C-34, as amended;

"Competition Tribunal" means the Competition Tribunal as established by subsection 3(1) of the Competition Tribunal Act, R.S.C. 1985, c.19 (2nd Supp.), as amended;

"Confidentiality Agreement" means the Confidentiality Agreement dated December 23, 2011 between Pembina and Provident;

"Control" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of another Person, whether through the ownership of voting securities, by contract or otherwise;

"Court" means the Court of Queen's Bench of Alberta;

"CT Act" means the Canada Transportation Act, R.S.C. 1996, C. 10, as amended;

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"Dissent Rights" means the rights of dissent provided for in Article 5 of the Plan of Arrangement;

"Effective Date" means the effective date of the Arrangement, being the date shown on the Certificate;

"Effective Time" means 12:01 a.m. (Calgary time) on the Effective Date or such other time on the Effective Date as may be agreed to in writing by Pembina and Provident;

"Encumbrance" includes any mortgage, pledge, assignment, charge, lien, security interest, adverse interest in property, other third party interest or encumbrance of any kind whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

"Environmental Laws" means, with respect to any Person or its business, activities, property, assets or undertaking, all Laws, including the common law, relating to environmental or health matters in the jurisdictions applicable to such Person or its business, activities, property, assets or undertaking, including legislation governing the use and storage of Hazardous Substances;

"ERISA" means the United States Employee Retirement Income Security Act of 1974;

"ERISA Affiliate" means, with respect to Provident or any of its Subsidiaries, any other entity, trade or business that together with Provident or any of its Subsidiaries is, was at the relevant time or would be treated as a single employer under Section 414 of the U.S. Tax Code or Section 4001 of ERISA;

"Exchanges" means the TSX and, with respect to Provident, also includes the NYSE;

"Final Order" means the final order of the Court approving the Arrangement pursuant to subsection 193(9)(a) of the ABCA, as such order may be amended at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed;

"Governmental Entity" means any: (a) multinational, federal, provincial, territory, state, regional, municipal, local or other government or any governmental or public department, court, tribunal, arbitral body, commission, board, bureau or agency; (b) any subdivision, agent, commission, board or authority of any of the foregoing; or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"Hazardous Substances" mean any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, hazardous recyclable, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted, or identified in any Environmental Laws;

"HSR Act" means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

"Interim Order" means the interim order of the Court under subsection 193(4) of the ABCA, as the same may be amended, containing declarations and directions in respect of the notice to be given and the conduct of the Provident Shareholders' Meeting with respect to the Arrangement as more fully set out herein;

"Investment Canada Act" means the Investment Canada Act, R.S.C. 1985, c. 28 (1st Supp.), as amended;

"IRS" means the United States Internal Revenue Service;

"Joint Proxy Circular" means the notice of the Pembina Shareholders' Meeting and the notice of the Provident Shareholders' Meeting to be sent to Pembina Shareholders and Provident Shareholders, respectively, and the management proxy circular to be prepared in connection with the Pembina Shareholders' Meeting and the Provident Shareholders' Meeting together with any amendments thereto or supplements thereof, and any other registration statement, information circular or proxy statement which may be prepared in connection with the Pembina Shareholders' Meeting and/or the Provident Shareholders' Meeting;

"Laws" means all laws, by-laws, statutes, rules, regulations, principles of law, orders, ordinances, protocols, codes, guidelines, policies, notices, directions and judgments or other requirements and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity (including any of the Exchanges) or self-regulatory authority and the term "applicable" with respect to such Laws and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a Person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities; and "Laws" includes Environmental Laws;

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"Material Adverse Change" or "Material Adverse Effect" means, with respect to any Person, any fact or state of facts, circumstance, change, effect, occurrence or event which:

(a)	either individually is or in the aggregate are, or individually or in the aggregate would reasonably be expected to be, material and adverse to the business, operations, results of operations, properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise) or condition (financial or otherwise) of such Person and its Subsidiaries, taken as a whole, except to the extent of any fact or state of facts, circumstance, change, effect, occurrence or event resulting from or arising in connection with: (i) any matter or prospective matter which has, at or prior to the date hereof, been publicly disclosed by such Person or has been disclosed in writing to the other Party as at or prior to the date hereof; (ii) any change in Canadian GAAP or changes in regulatory accounting requirements applicable to the oil, natural gas and natural gas liquids transportation, storage, processing or other midstream business (the "Relevant Business") as a whole; (iii) conditions affecting the Relevant Business as a whole, including changes in Laws (including Tax Laws); (iv) any change in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in general economic, business, regulatory, or market conditions or in national or global financial or capital markets or commodity markets; (v) any natural disaster; (vi) any changes in the trading price or trading volumes of the Pembina Shares or Provident Shares, as applicable, or any credit rating downgrade, negative outlook, watch or similar event relating to Pembina or Provident, as applicable (provided, however, that the causes underlying such changes may be considered to determine whether such causes constitute a Material Adverse Change or Material Adverse Effect); (vii) any actions taken (or omitted to be taken) at the written request of other Party hereto; or (viii) any action taken by the Person or any of its Subsidiaries that is required pursuant to this Agreement (including any steps taken pursuant to Section 5.3 to obtain any required regulatory approvals), provided, however, that with respect to paragraphs (ii), (iii), (iv) and (v) such matter does not have a materially disproportionate effect on the Person and its Subsidiaries, taken as a whole, relative to comparable entities operating in the Relevant Business, and references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretative for purposes of determining whether a "Material Adverse Change" or a "Material Adverse Effect" has occurred; or
(b)	either individually or in the aggregate prevents, or individually or in the aggregate would reasonably be expected to prevent, the Person from performing its material obligations under this Agreement in any material respect;

"Money Laundering Laws" has the meaning ascribed thereto in paragraph (gg) of Schedule C;

"National Energy Board Act" means the National Energy Board Act, R.S.C. 1985, c. N-7, as amended;

"NYSE" means the New York Stock Exchange;

"OFAC" has the meaning ascribed thereto in paragraph (gg) of Schedule C;

"Outside Date" means May 31, 2012, subject to the right of either Party to postpone the Outside Date for up to an additional 90 days (in 30-day increments) if the conditions relating to regulatory approvals having been obtained or applicable waiting periods having expired in subsections 6.1(e), (f), (g) and (h) (the "Regulatory Approvals") have not been satisfied and such approvals have not been denied by a non-appealable decision of a Governmental Entity, by giving written notice to the other Party to such effect no later than 5:00 p.m. (Calgary time) on the date that is not less than five (5) days prior to the original Outside Date (and any subsequent Outside Date), or such later date as may be agreed to in writing by the Parties; provided that notwithstanding the foregoing, a Party shall not be permitted to postpone the Outside Date if the failure to obtain a Regulatory Approval is materially the result of such Party's failure to cooperate in accordance with the provisions of this Agreement in obtaining such Regulatory Approval;

"Parties" means Pembina and Provident, and "Party" means either one of them;

"Pembina Damages Event" has the meaning ascribed thereto in Section 7.2;

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"Pembina Debentures" means the 5.75% convertible unsecured subordinated debentures of Pembina maturing November 30, 2020;

"Pembina Options" means options to purchase Pembina Shares granted pursuant to Pembina's 2011 option plan dated May 26, 2011;

"Pembina Share Issuance Resolution" means the ordinary resolution of the Pembina Shareholders to authorize and approve the issuance by Pembina of the Pembina Shares to the Provident Shareholders pursuant to the Arrangement;

"Pembina Shareholder Rights Plan" means Pembina's shareholder rights plan dated October 1, 2010;

"Pembina Shareholders" means the holders of Pembina Shares;

"Pembina Shareholders' Meeting" means such meeting or meetings of the holders of Pembina Shares, including any adjournment thereof, that is to be convened to consider, and if deemed advisable, approve the Pembina Share Issuance Resolution;

"Pembina Shares" means the common shares in the capital of Pembina;

"Person" includes an individual, firm, trust, partnership, association, corporation, joint venture, trustee, executor, administrator, legal representative or government (including any Governmental Entity);

"Plan of Arrangement" means the plan of arrangement substantially in the form set forth in Schedule A hereto and any amendments or variations thereto made in accordance with Section 8.3 hereof or Article 6 of the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of Pembina and Provident, acting reasonably;

"Pre-Arrangement Reorganization" has the meaning ascribed thereto in Section 5.4;

"Pre-Emptive Right" means a right of first refusal, pre-emptive right of purchase or similar right whereby any third party has a right to acquire or purchase all or any portion of any asset owned in whole or in part by Provident or any of its Subsidiaries or affiliates;

"Provident 2010 LTIP" means the amended and restated Provident Long-Term Incentive Plan dated January 1, 2010;

"Provident 2011 LTIP" means the Provident Long-Term Incentive Plan dated January 1, 2011;

"Provident CRSUs" means the cliff restricted share units awarded pursuant to the Provident 2011 LTIP;

"Provident Damages Event" has the meaning ascribed thereto in Section 7.3;

"Provident Debenture Indenture" means the trust indenture dated as of March 1, 2005, as amended by a First Supplemental Indenture dated November 15, 2005, a second supplemental indenture dated November 9, 2010, a third supplemental indenture dated January 1, 2011 and a fourth supplemental indenture dated May 10, 2011, between Provident (or its predecessors) and Computershare Trust Company of Canada, establishing and setting forth, among other things, the terms of the Provident Debentures;

"Provident Debentureholders" means, collectively, the holders of the Provident Debentures;

"Provident Debentures" means, collectively, (i) the 5.75% convertible unsecured subordinated debentures of Provident maturing December 31, 2017, and (ii) the 5.75% convertible unsecured subordinated debentures of Provident maturing December 31, 2018;

"Provident DRIP" means Provident's Premium Dividend, Dividend Reinvestment Share Purchase Plan;

"Provident Employee Plans" has the meaning ascribed thereto in paragraph (bb) of Schedule D;

"Provident Employment Agreements" means the executive employment agreements between Provident and each of Douglas Haughey, Brent Heagy, Murray Buchanan, Andrew Gruszecki and Robert Lock;

"Provident Exchange Ratio" means 0.425 of a Pembina Share for each Provident Share;

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"Provident Financial Statements" has the meaning ascribed thereto in paragraph (q) of Schedule D;

"Provident LTI Plans" means, collectively, the Provident 2010 LTIP and the Provident 2011 LTIP;

"Provident PSUs" means performance share units awarded pursuant to the Provident LTI Plans;

"Provident RSUs" means the restricted share units awarded pursuant to the Provident LTI Plans;

"Provident Securityholders" means, collectively, the Provident Shareholders and the Provident Debentureholders;

"Provident Shareholder Rights Plan" means Provident's shareholder rights plan dated January 1, 2011;

"Provident Shareholders" means the holders of Provident Shares;

"Provident Shareholders' Meeting" means such meeting or meetings of the Provident Shareholders, including any adjournment thereof, that is to be convened as provided by the Interim Order to consider, and if deemed advisable approve, the Arrangement;

"Provident Shares" means the common shares in the capital of Provident;

"Registrar" means the Registrar of Corporations duly appointed pursuant to section 263 of the ABCA;

"Relevant Business" has the meaning set forth in the definition of "Material Adverse Change" and "Material Adverse Effect" in this Agreement;

"Reorganizing Party" has the meaning ascribed thereto in subsection 5.4(a);

"Representatives" means the officers, directors, employees, financial advisors, legal counsel, accountants and other agents and representatives of a Party;

"SEC" means the United States Securities and Exchange Commission;

"Securities Regulators" means collectively the Canadian Securities Administrators and the SEC;

"Subsidiary" has the meaning set forth in the Securities Act (Alberta);

"Superior Proposal" has the meaning ascribed thereto in subsection 7.1(b);

"Tax" or "Taxes" means all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any Governmental Entity, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal, provincial and state income taxes), capital taxes, payroll and employee withholding taxes, gasoline and fuel taxes, employment insurance, social insurance taxes (including Canada Pension Plan payments), sales and use taxes (including goods and services, harmonized sales and provincial or territorial sales tax), ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers' compensation premiums or charges, pension assessment and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which one of the Parties or any of its Subsidiaries is required to pay, withhold or collect;

"Tax Act" means the Income Tax Act, R.S.C. 1985, c. 1 (5th Supp.), as amended, including the regulations promulgated thereunder, as amended from time to time;

"Tax Returns" means all reports, estimates, elections, designations, forms, declarations of estimated Tax, information statements and returns relating to, or required to be filed in connection with any Taxes and whether in tangible or electronic form;

"Tax Sharing Agreement" has the meaning ascribed thereto in subparagraph (g)(xiv) of Schedule D;

"Third Party Beneficiaries" has the meaning ascribed thereto in Section 9.7;

"TSX" means The Toronto Stock Exchange;

"U.S. Economic Sanctions" has the meaning ascribed thereto in paragraph (gg) of Schedule C;

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

"U.S. Securities Act" means the United States Securities Act of 1933, as amended;

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"U.S. Securities Laws" means federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder;

"U.S. Tax Code" means the United States Internal Revenue Code of 1986, as amended, or any successor thereto; and

"U.S. Treasury Regulations" means the Treasury regulations promulgated under the U.S. Tax Code.

1.2	Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, subsections, paragraphs and other portions and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

1.3	Article References

Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

1.4	Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa; and words importing gender shall include all genders.

1.5	Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a business day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a business day in such place.

1.6	Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada.

1.7	Schedules

The following Schedules annexed to this Agreement, being:

Schedule A Plan of Arrangement
Schedule B Form of Arrangement Resolution
Schedule C Representations and Warranties of Pembina
Schedule D Representations and Warranties of Provident

are incorporated by reference into this Agreement and form a part hereof.

1.8	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian GAAP and all determinations of an accounting nature required to be made shall be made in a manner consistent with Canadian GAAP.

1.9	Knowledge

In this Agreement, references to "to the knowledge of" means the actual knowledge of the Executive Officers of Pembina or Provident, as the case may be, after reasonable inquiry, and such officers shall make such inquiry as is reasonable in the circumstances. For purposes of this Section 1.9 "Executive Officers" (a) in the case of Pembina means Pembina's President and Chief Executive Officer, Vice President and Chief Operating Officer, Vice President, Finance and Chief Financial Officer, Vice President, Legal, General Counsel and Secretary, Vice President, Corporate Affairs, Vice President, Human Resources and Administration, and Senior Legal Counsel, and (b) in the case of Provident means Provident's President and Chief Executive Officer, Senior Vice President, Finance and Chief Financial Officer, the two Executive Vice Presidents, the Vice President, NGL Supply & Extraction, the Vice President, Business Development, and Director of Finance and Investor Relations.

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1.10	Other Definitional and Interpretive Provisions
(a)	References in this Agreement to the words "include", "includes" or "including" shall be deemed to be followed by the words "without limitation" whether or not they are in fact followed by those words or words of like import.
(b)	Any capitalized terms used in any exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement.
(c)	References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. Any reference in this Agreement to a Person includes the heirs, administrators, executors, legal personal representatives, predecessors, successors and permitted assigns of that Person.
(d)	References to a particular statute or Law shall be to such statute or Law and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated thereunder or amended from time to time.
(e)	The term "made available" means that (i) copies of the subject materials were included in, and were not removed from, the data room of the applicable Party at least five business days prior to the date hereof, or (ii) copies of the subject materials were provided to the other Party.

Article II
THE ARRANGEMENT

2.1	The Arrangement

As soon as practicable following the date hereof, Pembina and Provident shall proceed to effect a plan of arrangement under section 193 of the ABCA pursuant to which, on the Effective Date, on the terms and subject to the conditions contained in the Plan of Arrangement:

(a)	each Provident Shareholder would receive a number of Pembina Shares equal to the Provident Exchange Ratio for each Provident Share then held; and
(b)	Pembina shall assume all rights and obligations of Provident relating to the Provident Debentures, and the conversion price of each class of Provident Debentures set forth in the Provident Debenture Indenture shall be amended pursuant to the terms of the Provident Debenture Indenture based on the Provident Exchange Ratio.
2.2	Pembina Approval

Pembina represents and warrants to Provident that its board of directors:

(a)	has unanimously (other than the directors who have recused themselves from the process of considering the transactions contemplated herein due to an actual or potential conflict of interest with respect thereto) determined that:
(i)	the Arrangement is fair to the Pembina Shareholders;
(ii)	it will recommend that the Pembina Shareholders vote in favour of the Pembina Share Issuance Resolution; and
(iii)	the Arrangement and entry into this Agreement are in the best interests of Pembina; and
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(b)	has received a verbal opinion from Scotia Capital Inc., the financial advisor to Pembina, that the consideration to be paid to the Provident Shareholders is fair, from a financial point of view, to the Pembina Shareholders.
2.3	Provident Approval

Provident represents and warrants to Pembina that its board of directors:

(a)	has unanimously (other than the directors who have recused themselves from the process of considering the transactions contemplated herein due to an actual or potential conflict of interest with respect thereto) determined that:
(i)	the Arrangement is fair to the Provident Securityholders;
(ii)	it will recommend that the Provident Shareholders vote in favour of the Arrangement; and
(iii)	the Arrangement and entry into this Agreement are in the best interests of Provident; and
(b)	has received a verbal opinion from TD Securities Inc., the financial advisor to Provident, that the consideration to be paid to the Provident Shareholders is fair, from a financial point of view, to the Provident Shareholders and that the Arrangement is fair, from a financial point of view, to the Provident Debentureholders.
2.4	Obligations of Pembina

Subject to the terms and conditions of this Agreement, in order to facilitate the Arrangement, Pembina shall take all action necessary in accordance with all applicable Laws, including Canadian Securities Laws and U.S. Securities Laws, to:

(a)	duly call, give notice of, convene and hold the Pembina Shareholders' Meeting as promptly as practicable, and in any event not later than March 31, 2012, to vote upon the Pembina Share Issuance Resolution and any other matters as may be properly brought before such meeting;
(b)	solicit proxies of Pembina Shareholders in favour of the Pembina Share Issuance Resolution; provided that Pembina may, but shall not be required to, engage a proxy solicitation agent for such purpose; and
(c)	do all things necessary or desirable to give effect to the Arrangement, including using reasonable commercial efforts to make and actively prosecute applications for all applicable required regulatory consents, approvals and permissions as provided for herein.

Pembina shall use its reasonable commercial efforts to obtain and furnish to Provident the information required on its behalf to be included in the Joint Proxy Circular. Pembina shall use its reasonable commercial efforts to prepare with Provident and mail to the Pembina Shareholders the Joint Proxy Circular. As of the date the Joint Proxy Circular is first mailed to the Pembina Shareholders and the Provident Shareholders and the date of any Pembina Shareholders' Meeting and Provident Shareholders' Meeting, the information provided by Pembina for use in the preparation of the Joint Proxy Circular shall be complete and correct in all material respects, shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading and shall comply in all material respects with all applicable Laws. Pembina agrees to promptly correct any such information provided by it for use in the Joint Proxy Circular which shall have become false or misleading at any time prior to the Pembina Shareholders' Meeting or the Provident Shareholders' Meeting. Without limiting the generality of the foregoing, Pembina shall ensure that the Joint Proxy Circular provides Pembina Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Pembina Shareholders' Meeting.

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2.5	Obligations of Provident

Subject to the terms and conditions of this Agreement, in order to facilitate the Arrangement, Provident shall take all action necessary in accordance with all applicable Laws, including Canadian Securities Laws and U.S. Securities Laws, to:

(a)	make and diligently prosecute an application to the Court for the Interim Order in respect of the Arrangement;
(b)	in accordance with the terms of and the procedures contained in the Interim Order, duly call, give notice of, convene and hold the Provident Shareholders' Meeting as promptly as practicable, and in any event not later than March 31, 2012, to vote upon the Arrangement Resolution and any other matters as may be properly brought before such meeting;
(c)	solicit proxies of Provident Shareholders in favour of the Arrangement; provided that Provident may, but shall not be required to, engage a proxy solicitation agent for such purpose;
(d)	subject to obtaining the approvals as contemplated in the Interim Order and as may be directed by the Court in the Interim Order, take all steps necessary or desirable to submit the Arrangement to the Court and apply for the Final Order;
(e)	deliver the Articles of Arrangement to the Registrar upon satisfaction or waiver of the conditions set forth in Article VI; and
(f)	do all things necessary or desirable to give effect to the Arrangement, including using reasonable commercial efforts to make and actively prosecute applications for all applicable required regulatory consents, approvals and permissions as provided for herein.

Provident shall use its reasonable commercial efforts to obtain and furnish to Pembina the information required on its behalf to be included in the Joint Proxy Circular. Provident shall use its reasonable commercial efforts to prepare with Pembina and mail to the Provident Shareholders the Joint Proxy Circular. As of the date the Joint Proxy Circular is first mailed to the Pembina Shareholders and the Provident Shareholders and the date of any Pembina Shareholders' Meeting and Provident Shareholders' Meeting, the information provided by Provident for use in the preparation of the Joint Proxy Circular shall be complete and correct in all material respects, shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading and shall comply in all material respects with all applicable Laws. Provident agrees to promptly correct any such information provided by it for use in the Joint Proxy Circular which shall have become false or misleading at any time prior to the Provident Shareholders' Meeting or the Pembina Shareholders' Meeting. Without limiting the generality of the foregoing, Provident shall ensure that the Joint Proxy Circular provides holders of Provident Shares with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Provident Shareholders' Meeting.

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2.6	Interim Order

The application referred to in subsection 2.5(a) shall request that the Interim Order provide, among other things:

(a)	for the class of Persons to whom notice is to be provided in respect of the Arrangement and the Provident Shareholders' Meeting and for the manner in which such notice is to be provided;
(b)	that the requisite approval for the Arrangement Resolution to be placed before the Provident Shareholders' Meeting shall be 66 2/3% of the votes cast on the Arrangement Resolution by Provident Shareholders present in person or by proxy at the Provident Shareholders' Meeting (such that each Provident Shareholder is entitled to one vote for each Provident Share held);
(c)	that, in all other respects, the terms, restrictions and conditions of the constating documents of Provident, including quorum requirements and all other matters, shall apply in respect of the Provident Shareholders' Meeting;
(d)	for the grant of the Dissent Rights as set forth in the Plan of Arrangement; and
(e)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order.
2.7	Pembina Shareholders' Meeting

The Joint Proxy Circular in respect of the Pembina Shareholders' Meeting shall provide that the requisite approval for the Pembina Share Issuance Resolution shall be greater than 50% of the votes cast on the Pembina Share Issuance Resolution by Pembina Shareholders present in person or by proxy at the Pembina Shareholders' Meeting (such that each Pembina Shareholder is entitled to one vote for each Pembina Share held).

2.8	Conduct of Meetings
(a)	Subject to the terms of this Agreement (and in the case of Provident, the Interim Order), Pembina agrees to convene and conduct the Pembina Shareholders' Meeting and Provident agrees to convene and conduct the Provident Shareholders' Meeting, in each case, in accordance with their respective constating documents and applicable Laws (and in the case of Provident, the Interim Order), and agrees not to propose to adjourn or postpone its meeting without the prior consent of the other Party:
(i)	except as required for quorum purposes (in which case the meeting shall be adjourned and not cancelled) or by applicable Law or by a Governmental Entity;
(ii)	except as required under Section 6.4 or subsection 7.1(c); or
(iii)	except for an adjournment for the purpose of attempting to obtain the requisite approval of (A) in the case of Provident, the Arrangement Resolution, and (B) in the case of Pembina, the Pembina Share Issuance Resolution.
(b)	Upon the request of the other Party, Pembina or Provident, as applicable, shall adjourn or postpone its meeting to a date specified by such requesting Party, provided that such meeting, as so adjourned or postponed, shall occur not later than 15 business days after the date on which such meeting was originally scheduled to occur and in any event shall occur not later than the date that is five business days prior to April 30, 2012.
(c)	Notwithstanding the receipt by Provident of a Superior Proposal in accordance with Section 7.1, unless otherwise agreed to in writing by Pembina or this Agreement is terminated in accordance with its terms or except as required by applicable Law or by a Governmental Entity, Provident shall continue to take all steps reasonably necessary to hold the Provident Shareholders' Meeting and to cause the Arrangement to be voted on at such meeting and shall not propose to adjourn or postpone such meeting other than as contemplated by subsection 2.8(a).
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2.9	Court Proceedings

Provident will provide Pembina and its legal counsel with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, including by providing on a timely basis a description of any information required to be supplied by Pembina for inclusion in such material, prior to the service and filing of that material, and will accept the reasonable comments of Pembina and its legal counsel with respect to any such information required to be supplied by Pembina and included in such material and any other matters contained therein. Provident will ensure that all material filed with the Court in connection with the Arrangement is consistent in all material respects with the terms of this Agreement and the Plan of Arrangement. In addition, Provident will not object to legal counsel to Pembina making submissions on the application for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided such submissions are consistent with this Agreement and the Plan of Arrangement. Provident will also provide legal counsel to Pembina on a timely basis with copies of any notice and evidence served on Provident or its legal counsel in respect of the application for the Final Order or any appeal therefrom. Subject to applicable Laws, Provident will not file any material with, or make any submissions to, the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated hereby or with Pembina's prior written consent, such consent not to be unreasonably withheld or delayed; provided that nothing herein shall require Pembina to agree or consent to any increased purchase price or other consideration or other modification or amendment to such filed or served materials that expands or increases Pembina's obligations set forth in any such filed or served materials or under this Agreement.

2.10	Board of Directors of Pembina

The Parties agree that each of Mr. Grant D. Billing and Mr. Jeffrey T. Smith shall be appointed to the board of directors of Pembina immediately following completion of the Arrangement, and shall be proposed as management nominees for directors at the 2012 annual meeting of Pembina's shareholders.

2.11	Employee Matters
(a)	Unless otherwise agreed in writing between Pembina and Provident, Pembina covenants and agrees, and after the Effective Time will cause Provident and any successor to Provident to agree, that the employment of all employees of Provident (the "Continuing Employees") will be continued by Provident or Pembina or one of their Subsidiaries, as the case may be, and that the Continuing Employees, unless their employment is terminated, shall continue their employment on terms and conditions comparable, in the aggregate, to the terms and conditions on which they are currently employed.
(b)	Pembina covenants and agrees, and after the Effective Time will cause Provident and any successor to Provident, to honour and comply with the terms of all existing employment, change of control and severance agreements of Provident and its subsidiaries and all obligations of Provident and its Subsidiaries under the Provident Employee Plans and the Provident LTI Plans.
2.12	Provident LTI Plans and Provident Employment Agreements

The Parties acknowledge that the Arrangement will result in (a) a "change of control" under the Provident 2011 LTIP and the Provident Employment Agreements and (b) a "Take-Over Bid Transaction" under the Provident 2010 LTIP, however, other than (i) Provident CRSUs, Provident PSUs and Provident RSUs granted under the Provident 2010 LTIP; and (ii) with respect to the Provident CRSUs, the Provident PSUs and the Provident RSUs held by each individual who is party to a Provident Employment Agreement for which vesting will be accelerated pursuant to the terms of their respective Provident Employment Agreements, there is no accelerated vesting or payout of any awards granted pursuant to the Provident LTI Plans nor is there any change of control, severance, separation or similar payments triggered under any executive employment or change of control agreements applicable to any officers, employees or directors of Provident or any of its Subsidiaries, including the Provident Employment Agreements, solely as a result of the completion of the Arrangement. In respect of the payout of awards granted under the Provident LTI Plans following the date of this Agreement (including, for greater certainty, payments made in respect of awards for which vesting has accelerated as a result of the completion of the Arrangement), Provident hereby covenants and agrees that: (a) such payments will determined in accordance with the Provident LTI Plans and that for the purposes of such payments, any determination of the "Adjustment Ratio" and the "Current Market Price" applicable to such payments shall be determined in strict accordance with the terms of the Provident LTI Plans without the making of any adjustments or other determinations as may be available to the board of directors of Provident, or any committee thereof, in their discretion pursuant to the terms of the Provident LTI Plans or any award granted thereunder; and (b) notwithstanding anything to the contrary contained in the Provident LTI Plans or any award granted thereunder, that the calculation of the Payout Multiplier applicable to any such payments will be determined as disclosed in writing to Pembina by Provident on or prior to the date hereof, which calculation is consistent with the past practice of Provident in determining Payout Multipliers applicable to the payout of Provident PSUs.

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2.13	Effective Date

The Arrangement shall become effective at the Effective Time on the Effective Date. Upon issuance of the Final Order and subject to the satisfaction or waiver of the conditions precedent in Article VI, each of Pembina and Provident shall, as soon as practicable, execute and deliver such closing documents and instruments and Provident shall proceed to file the Articles of Arrangement, the Final Order and such other documents as may be required to give effect to the Arrangement with the Registrar pursuant to section 193 of the ABCA, whereupon the transactions comprising the Arrangement shall occur and shall be deemed to have occurred in the order set out therein without any further act or formality. Unless otherwise consented to in writing by Pembina, the Effective Date shall not occur prior to Provident having satisfied its covenants in subsection 5.2(o) herein.

2.14	Tax Treatment

The Arrangement is intended to qualify as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code and the U.S. Treasury Regulations promulgated thereunder, and this Agreement is intended to be a "plan of reorganization" within the meaning of the U.S. Treasury Regulations promulgated under Section 368 of the U.S. Tax Code. From and after the date of this Agreement and until the Effective Time, each Party shall use its reasonable best efforts to cause the Arrangement to qualify, and shall not, without the prior written consent of the Parties, knowingly take any actions or cause any actions to be taken which could prevent the Arrangement from qualifying, as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code. Each Party agrees to treat the Arrangement as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code for all United States federal income tax purposes, and agrees to treat this Agreement as a "plan of reorganization" within the meaning of the U.S. Treasury Regulations promulgated under Section 368 of the U.S. Tax Code, and to not take any position on any Tax Return or otherwise take any Tax reporting position inconsistent with such treatment, unless otherwise required by a "determination" within the meaning of section 1313 of the U.S. Tax Code that such treatment is not correct. Each Party agrees to act in good faith, consistent with the intent of the Parties and the intended treatment of the Arrangement as set forth in herein.

The Arrangement has been and shall continue to be structured to allow Provident Shareholders to receive Pembina Shares on a tax-deferred basis for Canadian and United States federal income tax purposes.

2.15	Withholding Taxes

Pembina shall be entitled to deduct and withhold from any consideration otherwise payable to any Provident Securityholder or any holder of any Provident CRSUs, Provident RSUs or Provident PSUs under or in connection with the Plan of Arrangement such amounts as Pembina or Provident are required to deduct and withhold from such consideration in accordance with applicable Tax Laws. Any such amounts will be deducted, withheld and remitted from the consideration payable pursuant to or in connection with the Plan of Arrangement and shall be treated for all purposes under this Agreement as having been paid to the Provident Securityholders or holder of any Provident CRSUs, Provident RSUs or Provident PSUs in respect of which such deduction, withholding and remittance was made; provided that such deducted and withheld amounts are actually remitted to the appropriate Tax authority.

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2.16	Shareholder Communications

Pembina and Provident agree to co-operate and participate in presentations to investors regarding the Arrangement prior to the making of such presentations and to promptly advise, consult and co-operate with each other in issuing any press releases or otherwise making public statements with respect to this Agreement or the Arrangement and in making any filing with any Governmental Entity or with any stock exchange, including the Exchanges, with respect thereto. Each Party shall use all reasonable commercial efforts to enable the other Party to review and comment on all such press releases prior to the release thereof and shall enable the other Party to review and comment on such filings prior to the filing thereof; provided, however, that the foregoing shall be subject to each Party's overriding obligation to make disclosure in accordance with applicable Laws, and if such disclosure is required and the other Party has not reviewed or commented on the disclosure, the Party making such disclosure shall use reasonable commercial efforts to give prior oral or written notice to the other Party, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing. The Parties agree to issue jointly a press release with respect to this Agreement as soon as practicable after its due execution.

2.17	U.S. Securities Laws

The Parties intend that issuance of Pembina Shares to Provident Shareholders under the Arrangement will qualify for the exemption from the registration requirements of the U.S. Securities Act provided by section 3(a)(10) of the U.S. Securities Act. Therefore, each Party agrees to act in good faith, consistent with the intent of the Parties and the intended treatment of the Arrangement as set forth in this Section 2.17.

Article III
REPRESENTATIONS AND WARRANTIES OF PEMBINA

3.1	Representations and Warranties

Except as set forth in documents filed by Pembina and publicly available on the System for Electronic Document Analysis and Retrieval since January 1, 2011 and prior to the date hereof; Pembina hereby makes to Provident the representations and warranties set forth in Schedule C hereto and acknowledges that Provident is relying upon such representations and warranties in connection with the entering into of this Agreement and the carrying out of the Arrangement.

3.2	Investigation

Any investigation by Provident and its advisors shall not mitigate, diminish or affect the representations and warranties of Pembina pursuant to this Agreement.

3.3	Survival of Representations and Warranties

The representations and warranties of Pembina contained in this Agreement shall expire and be terminated on the earlier of the Effective Date and the date on which this Agreement is terminated.

Article IV
REPRESENTATIONS AND WARRANTIES OF PROVIDENT

4.1	Representations and Warranties

Except as set forth in documents filed by Provident and publicly available on the System for Electronic Document Analysis and Retrieval since January 1, 2011 and prior to the date hereof, Provident hereby makes to Pembina the representations and warranties set forth in Schedule D hereto, and acknowledges that Pembina is relying upon such representations and warranties in connection with the entering into of this Agreement and the carrying out of the Arrangement.

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4.2	Investigation

Any investigation by Pembina and its advisors shall not mitigate, diminish or affect the representations and warranties of Provident pursuant to this Agreement.

4.3	Survival of Representations and Warranties

The representations and warranties of Provident contained in this Agreement shall expire and be terminated on the earlier of the Effective Date and the date on which this Agreement is terminated.

Article V
COVENANTS

5.1	Covenants of Pembina

Pembina covenants and agrees that during the period from the date of this Agreement until the earlier of the Effective Date and the time that this Agreement is terminated in accordance with its terms, unless otherwise (i) agreed to in writing by Provident (such agreement to be subject to applicable Law and not be unreasonably withheld, conditioned or delayed); (ii) required or expressly permitted or specifically contemplated by this Agreement or the Arrangement; or (iii) disclosed to Provident in writing on or prior to the date hereof:

(a)	the business of Pembina and its Subsidiaries shall be conducted only in, and Pembina and its Subsidiaries shall not take any action except in, the ordinary course of business and consistent with past practice, and Pembina shall use all reasonable commercial efforts to maintain and preserve its and their business organization, assets, employees and advantageous business relationships; provided, however, that this subsection 5.1(a) shall not restrict Pembina or any Subsidiary of Pembina from resolving to, or entering into or performing any contract, agreement, commitment or arrangement with respect to, the acquisition (subject to subsection 5.1(c)(ii)), disposition (subject to subsection 5.1(c)(i)), building or construction of any assets or properties relating to the Relevant Business or of the security interests in any Person engaged in the Relevant Business in any manner, including other than in the usual and ordinary course consistent with past practices, and provided that the doing of any such thing does not have a Material Adverse Effect on Pembina;
(b)	Pembina shall not, and shall not permit any of its Subsidiaries to, directly or indirectly: (i) amend Pembina's constating documents or amend in any material respects the constating documents of any of its Subsidiaries; (ii) except in relation to internal transactions solely involving Pembina and its wholly-owned Subsidiaries or solely among such Subsidiaries, declare, set aside or pay any dividend or other distribution or payment in cash, shares or property in respect of its shares owned by any Person, except regular monthly dividends to holder of Pembina Shares in an amount consistent with past practice; (iii) split, consolidate, redeem, purchase or otherwise acquire any of its outstanding shares or other securities; (iv) amend the terms of any of its securities; (v) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Pembina or any of its Subsidiaries; or (vi) authorize, agree, resolve, commit or propose any of the foregoing, or enter into, modify or terminate any contract, agreement, commitment or arrangement with respect to any of the foregoing;
(c)	Pembina shall not, and shall not permit any of its Subsidiaries to, directly or indirectly: (i) sell, pledge, dispose of or encumber any assets of Pembina or any of its Subsidiaries with a value individually or in the aggregate exceeding $450 million (other than any security interests required to be provided in connection with Pembina's credit facilities or the assumption by Pembina of Provident's credit facilities); (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof or make any investment either by purchase of shares or securities, contributions of capital (other than to wholly owned Subsidiaries) or purchase of any property or assets of any other individual or entity with a value individually or in the aggregate exceeding $450 million; (iii) waive, release or relinquish, or authorize or propose to do so, any contractual right which is material to the business of Pembina and its Subsidiaries, taken as a whole; (iv) waive, release, grant or transfer any rights of value or modify or change any existing license, lease, contract or other document which is material to the business of Pembina and its Subsidiaries, taken as a whole, other than in the ordinary course of business consistent with past practice; or (v) authorize, agree, resolve, commit or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;
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(d)	Pembina shall use its reasonable commercial efforts (taking into account insurance market conditions and offerings and industry practices) to cause its current insurance (or re-insurance) policies, including directors' and officers' insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, except where such cancellation, termination or lapse would not individually or in the aggregate be material to Pembina and its Subsidiaries, taken as a whole, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductibles and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;
(e)	without limiting the provisions of Section 5.3, Pembina shall within five (5) business days of the date hereof file: (i) with the Commissioner a submission in support of a request for an advance ruling certificate under section 102 of the Competition Act or a "no action letter"; (ii) with the Commissioner a notification required under section 114(1) of the Competition Act; (iii) a Notification and Report Form with the Department of Justice and the Federal Trade Commission under the HSR Act; and (iv) a notification under section 53.1 of the CT Act, in respect of the Arrangement;
(f)	Pembina shall comply with, or cause Provident to comply with the terms of the Provident Debenture Indenture following the Effective Date;
(g)	Pembina will make all necessary filings and applications under applicable Laws, including Applicable Canadian Securities Laws and U.S. Securities Laws, required to be made on the part of Pembina in connection with the transactions contemplated herein and shall take all reasonable action necessary to be in compliance with such applicable Laws;
(h)	Pembina shall apply to list the Pembina Shares issuable or to be made issuable pursuant to the Arrangement on the TSX and the NYSE, and shall use its reasonable commercial efforts to obtain approval, subject to customary conditions, for the listing of such Pembina Shares on the TSX and the NYSE;
(i)	Pembina shall ensure that it has available funds to permit the payment of any amount that may become payable under Section 7.3 or 7.4, having regard to its other liabilities and obligations, and shall take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount if and when required;
(j)	Pembina shall file its audited comparative financial statements as at and for the year ended December 31, 2011 and related management's discussion and analysis and its annual information form for the year ended December 31, 2011, and all related certifications, documents, filings and fees, with the applicable Securities Regulators in accordance with applicable Laws not later than the later of: (i) three business days prior to March 15, 2012; and (ii) if the Effective Date is after March 15, 2012, three business days prior to the Effective Date; and
(k)	Pembina shall not agree, resolve, commit or undertake to do any of the matters prohibited in this Section 5.1.

Nothing in this Agreement is intended to or shall result in Provident exercising material influence over the operations of Pembina, particularly in relation to operations in which the Parties compete or would compete, but for this Agreement, with each other, prior to the Effective Date.

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5.2	Covenants of Provident

Provident covenants and agrees that during the period from the date of this Agreement until the earlier of the Effective Date and the time that this Agreement is terminated in accordance with its terms, unless otherwise (i) agreed to in writing by Pembina (such agreement to be subject to applicable Law and not be unreasonably withheld, conditioned or delayed); (ii) required or expressly permitted or specifically contemplated by this Agreement or the Arrangement; or (iii) disclosed to Pembina in writing on or prior to the date hereof:

(a)	the business of Provident and its Subsidiaries shall be conducted only in, and Provident and its Subsidiaries shall not take any action except in the ordinary course of business and consistent with past practice (which, for greater certainty includes resolving to, or entering into or performing any contract, agreement, commitment or arrangement with respect to, the acquisition (subject to subsection 5.2(b)(ii)), disposition (subject to subsection 5.2(b)(i)), building or construction of any assets or properties relating to the Relevant Business in the ordinary course of business and consistent with past practice) and Provident shall use all reasonable commercial efforts to maintain and preserve its and their business organization, assets, employees and advantageous business relationships;
(b)	Provident shall not, and shall not permit any of its Subsidiaries to, directly or indirectly: (i) amend Provident's constating documents or amend in any material respects the constating documents of any of its Subsidiaries; (ii) except in relation to internal transactions solely involving Provident and its wholly-owned Subsidiaries or among such Subsidiaries, declare, set aside or pay any dividend or other distribution or payment in cash, shares or property in respect of its shares owned by any Person, except regular monthly dividends to holders of Provident Shares in an amount not to exceed $0.045 per Provident Share per month; (iii) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any shares of Provident or any of its Subsidiaries, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares of Provident or any of its Subsidiaries, other than Provident Shares issuable pursuant to the terms of outstanding Provident Debentures on the terms publicly disclosed on or prior to the date hereof (and, for greater certainty, Provident shall suspend and keep suspended the Provident DRIP immediately following execution of this Agreement); (iv) split, consolidate, redeem, purchase or otherwise acquire any of its outstanding shares or other securities; (v) amend the terms of any of its securities; (vi) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Provident or any of its Subsidiaries; or (vii) authorize, agree, resolve, commit or propose any of the foregoing, or enter into, modify or terminate any contract, agreement, commitment or arrangement with respect to any of the foregoing, except as permitted above;
(c)	Provident shall not, and shall not permit any of its Subsidiaries to, directly or indirectly: (i) sell, pledge, dispose of or encumber any assets of Provident or any of its Subsidiaries with a value individually exceeding $20 million or in the aggregate exceeding $100 million; (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof or make any investment either by purchase of shares or securities, contributions of capital (other than to wholly owned Subsidiaries) or purchase of any property or assets of any other individual or entity with a value individually exceeding $20 million or in the aggregate exceeding $100 million; (iii) incur any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other individual or entity, or make any loans or advances, except in the ordinary course of business consistent with past practice; (iv) extend the maturity of any indebtedness for borrowed money or any other liability or obligation, including bankers' acceptances; (v) pay, discharge or satisfy any claims, liabilities or obligations (including any regulatory investigation) which are material to the business of Provident, other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice, of liabilities reflected or reserved against in Provident's most recently publicly available financial statements as of the date hereof or incurred in the ordinary course of business consistent with past practice; (vi) waive, release or relinquish, or authorize or propose to do so, any contractual right which is material to the business of Provident; (vii) waive, release, grant or transfer any rights of value or modify or change any existing license, lease, contract or other document which is material to the business of Provident, other than in connection with contract renewals and annual supply agreements in the ordinary course of business consistent with past practice; (viii) enter into or terminate any hedges, swaps or other financial instruments or like transaction; or (ix) authorize, agree, resolve, commit or propose to do any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;
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(d)	Provident and its Subsidiaries shall not incur or commit to capital expenditures prior to the Effective Date individually exceeding $20 million or in the aggregate exceeding $100 million;
(e)	Provident shall not, and shall cause each of its Subsidiaries not to: (i) issue, award or grant any Provident CRSUs, Provident RSUs or Provident PSUs or any securities or other instruments or equity-based compensation providing similar benefits; (ii) except as may be required pursuant to existing employment, collective bargaining, pension, supplemental pension or termination policies or agreements (each of which are in writing and copies of which have been provided to Pembina prior to the date hereof), grant to any officer, director, consultant or other employee an increase in compensation or benefits in any form, make any loan to any officer, director or employee or grant or increase the amount or value of any change of control, severance, separation, retention or termination pay to, or enter into any employment, change of control, severance, retention or termination agreement with any officer, director, consultant or other employee of Provident or any of its Subsidiaries; (iii) grant any general salary increases; (iv) make any payment to any director, officer, consultant or other employee outside of their ordinary and usual compensation for services provided; or (v) enter into or modify any employment agreement with any officer, director or other employees of Provident or of any of its Subsidiaries or enter into any agreements with any consultants that are not terminable with 30 days or less notice;
(f)	Provident shall not, and the board of directors of Provident and its committees shall not use any discretion which may be available to them under the terms of the Provident LTI Plans, or any awards granted thereunder, to accelerate the vesting of any awards granted pursuant to the Provident LTI Plans and all payouts of awards granted pursuant to the Provident LTI Plans shall be determined in accordance with Section 2.12 hereof;
(g)	neither Provident nor any of its Subsidiaries shall adopt, amend, terminate, or make any contribution to any bonus, profit sharing, option, pension, retirement, deferred compensation, equity compensation, insurance, retention, incentive compensation, other compensation plan or other similar plan, agreement, trust, fund or arrangement for the benefit of employees, except as is necessary to comply with applicable Law or non-discretionary requirements of pre-existing plans or enter into any collective bargaining or other union agreement or take any similar action with respect to a Provident Employee Plan;
(h)	Provident shall use its reasonable commercial efforts (taking into account insurance market conditions and offerings and industry practices) to cause its current insurance (or re-insurance) policies, including directors' and officers' insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, except where such cancellation, termination or lapse would not individually or in the aggregate be material to Provident, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductibles and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;
(i)	Provident will deliver to Pembina, as soon as they become available, true and complete copies of any material reports or statements which relate to Provident and its Subsidiaries and are required to be filed by Provident with any Governmental Entity subsequent to the date hereof. As of their respective dates, such reports and statements (excluding any information therein provided by Pembina, as to which Provident makes no representation) will not contain any untrue statement of a material fact, or omit to state a material fact, required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading and will comply in all material respects with all applicable Laws;
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(j)	Provident shall not, and shall not permit any of its Subsidiaries to, (i) file any amended Tax Returns; (ii) change in any material respect any of its methods of reporting income or deductions for accounting or income tax purposes from those employed in the preparation of its income tax return for the taxation year ending December 31, 2010 except as may be required by applicable Law; (iii) make or revoke any material election relating to Taxes; (iv) settle, compromise or agree to the entry of judgment with respect to any proceeding relating to Taxes except for any settlement, compromise or agreement that is not material to Provident; (v) file any Tax Return other than in accordance with past practice; (vi) enter into any Tax Sharing Agreement; or (vii) make a request for a Tax ruling to any Governmental Entity;
(k)	Provident will conduct itself so as to keep Pembina fully informed as to the material decisions or actions required or required to be made with respect to the operation of its business; provided that such disclosure is not otherwise prohibited by reason of a confidentiality obligation owed to a third party or otherwise prevented by applicable Law or is in respect to customer specific or competitively sensitive information;
(l)	Provident shall not settle or compromise any claim brought by any present, former or purported holder of its securities in connection with the transactions contemplated by this Agreement or the Arrangement prior to the Effective Date without the prior written consent of Pembina, which consent shall not be unreasonably withheld, conditioned or delayed;
(m)	Provident will make all necessary filings and applications under applicable Laws, including Applicable Canadian Securities Laws and U.S. Securities Laws, required to be made on the part of Provident in connection with the transactions contemplated herein and shall take all commercially reasonable action necessary to be in compliance with such applicable Laws;
(n)	Provident shall ensure that it has available funds to permit the payment of any amount that may become payable under Section 7.2 or 7.4, having regard to its other liabilities and obligations, and shall take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount if and when required;
(o)	Provident shall file its audited comparative financial statements as at and for the year ended December 31, 2011 and related management's discussion and analysis, its annual information form and annual report on Form 40-F for the year ended December 31, 2011, and all related certifications, documents, filings and fees, with the applicable Securities Regulators in accordance with applicable Laws not later than the later of: (i) three business days prior to March 15, 2012; and (ii) if the Effective Date is after March 15, 2012, three business days prior to the Effective Date;
(p)	Provident shall use reasonable commercial efforts to obtain resignations and mutual releases (in a form satisfactory to Pembina and such resigning person, each acting reasonably) from each of the directors of Provident and each of its Subsidiaries to be effective at the Effective Time;
(q)	Provident shall not agree, resolve, commit or undertake to do any of the matters prohibited in this Section 5.2; and
(r)	without limiting the provisions of Section 5.3, Provident shall within five (5) business days of the date hereof file: (i) with the Commissioner a notification required under section 114(1) of the Competition Act; (ii) a Notification and Report Form with the Department of Justice and the Federal Trade Commission under the HSR Act; and (iii) a notification under section 53.1 of the CT Act, in respect of the Arrangement.

Nothing in this Agreement is intended to or shall result in Pembina exercising material influence over the operations of Provident, particularly in relation to operations in which the Parties compete or would compete, but for this Agreement, with each other, prior to the Effective Date.

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5.3	Mutual Covenants

Each of the Parties covenants and agrees that, except as contemplated in this Agreement or the Arrangement or as disclosed in writing by Pembina to Provident or by Provident to Pembina prior to the date hereof, during the period from the date of this Agreement until the earlier of the Effective Date and the time that this Agreement is terminated in accordance with its terms:

(a)	it shall use all reasonable commercial efforts to, and shall cause its Subsidiaries to use all reasonable commercial efforts to, satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article VI to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Arrangement, including using its reasonable commercial efforts to promptly: (i) obtain all necessary waivers, consents and approvals required to be obtained by it from parties to credit and loan agreements, leases and other contracts; (ii) obtain all necessary exemptions, consents, approvals and authorizations as are required to be obtained by it under all applicable Laws; (iii) effect all necessary registrations and filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Arrangement and participate and appear in any proceedings of either Party before Governmental Entities; (iv) defend all lawsuits or other legal, regulatory or other proceedings against it challenging or affecting the Arrangement or this Agreement, and oppose, lift or rescind any injunction or restraining order or other order or action seeking to stop, or otherwise adversely affecting the ability of the Parties to consummate, the Arrangement; (v) fulfill all conditions and satisfy all provisions of this Agreement and the Arrangement, including delivery of the certificates of their respective officers contemplated by Section 6.2 and Section 6.3; and (vi) co-operate with the other Party in connection with the performance by it and its Subsidiaries of their obligations hereunder;
(b)	it shall cooperate fully with the other Party and such other Party's counsel, recognizing that certain competitively sensitive information shall be exchanged only on a counsel-only basis and in accordance with the Confidentiality Agreement and any other subsequent written agreement that addresses confidentiality between the Parties, in the preparation of all filings, responses and submissions in relation to the Competition Act, the HSR Act, the CT Act and any similar Laws, and the Parties shall supply as promptly as practicable any additional information or documentary materials that may be required pursuant to (or as the parties or their counsel agree may be advisable in relation to) the Competition Act, the HSR Act, the CT Act or any similar Laws;
(c)	it shall not engage in any meetings or material communications with any Governmental Entity in relation to the Arrangement without counsel for the other Party being advised of same, having been given the opportunity to participate in such meetings or communications, and in any event shall immediately notify and provide copies to the other Party's counsel of any communications to or from a Governmental Entity in relation to the Arrangement;
(d)	notwithstanding Section 5.3(a), it shall not enter into any agreement or arrangement with a Governmental Entity or consent to any Competition Tribunal order in relation to the Arrangement without the consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed;
(e)	it shall not take any action, refrain from taking any action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to significantly impede the consummation of the Arrangement;
(f)	except for non-substantive communications with its securityholders, and subject to its obligations under Section 2.16, it shall furnish promptly to the other Party or its counsel, a copy of each notice, report, schedule or other document delivered, filed or received by it in connection with: (i) the Arrangement; (ii) any filings under applicable Laws in connection with the transactions contemplated hereby; and (iii) any dealings with Governmental Entities in connection with the transactions contemplated hereby;
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(g)	it shall promptly notify the other Party in writing of any material change (actual, anticipated, contemplated or, to the knowledge of such Party, threatened, financial or otherwise) in its business, operations, affairs, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, or of any Governmental Entity or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated), or of any change in any representation or warranty provided by such Party in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect, and it shall in good faith discuss with the other Party any change in circumstances (actual, anticipated, contemplated, or to the knowledge of such Party, threatened) which is of such a nature that there may be a reasonable question as to whether notice need to be given to the other Party pursuant to this provision; and
(h)	it shall use its reasonable commercial efforts to conduct its affairs so that all of its representations and warranties contained herein shall be true and correct on and as of the Effective Date as if made thereon, provided that any representation and warranty not qualified by materiality shall be true and correct in all material respects.
5.4	Pre-Arrangement Reorganizations
(a)	Each Party acknowledges and agrees that, in contemplation of the Arrangement, it shall, and shall cause each of its respective Subsidiaries to, cooperate with the other Party (the "Reorganizing Party") in structuring, planning and implementing any reorganization of the business, operations and assets of the Reorganizing Party (each, a "Pre-Arrangement Reorganization") in order to improve the Tax efficiencies of the proposed transactions for the Parties and their securityholders, and the Reorganizing Party shall be permitted to take all necessary or desirable steps to effect any Pre-Arrangement Reorganization, provided that the Reorganizing Party shall not undertake any Pre-Arrangement Reorganization without the written consent of the other Party (not to be unreasonably withheld, conditioned or delayed).
(b)	Each of the Parties acknowledges and agrees that the planning for and implementation of any Pre-Arrangement Reorganization pursuant to subsection 5.4(a) shall not be considered a breach of any covenant under this Agreement and shall not be considered in determining whether a representation or warranty of a Party hereunder has been breached. The Parties shall work cooperatively and use reasonable best efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Arrangement Reorganization pursuant to subsection 5.4(a).
5.5	Financing Assistance
(a)	Provident shall, and shall cause its Subsidiaries to, and shall use its reasonable commercial efforts to have its and their Representatives, provide such cooperation to Pembina as Pembina may reasonably request in connection with the arrangements by Pembina to obtain new or amend any existing credit facilities or issue equity or debt securities publicly or privately, subject to the terms hereof (provided that (A) to the extent reasonably practicable, such request is made on reasonable notice, (B) such cooperation does not unreasonably interfere with the ongoing operations of Provident and its Subsidiaries or unreasonably interfere with or hinder or delay the performance by Provident or its Subsidiaries of their obligations hereunder, (C) Provident shall not be required to provide, or cause any of its Subsidiaries to provide, cooperation that involves any binding commitment by Provident or its Subsidiaries, which commitment is not conditional on the completion of the Arrangement and does not terminate without liability to Provident or its Subsidiaries upon the termination of this Agreement; and (D) any actions taken hereunder are in compliance with Sections 5.2 and 5.3), including one or more of the following cooperative actions as so requested:
(i)	participating in meetings (including meetings with rating agencies), drafting sessions and due diligence sessions;
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(ii)	furnishing Pembina and its proposed lenders or underwriters with such financial and other pertinent information regarding Provident as may be reasonably requested by Pembina;
(iii)	cooperating with Pembina in connection with applications to obtain such consents, approvals or authorizations which may be reasonably necessary or desirable in connection with such financing;
(iv)	using its reasonable commercial efforts to obtain customary accountants' consent and comfort letters and other documentation and items relating to such securities issue as reasonably requested by Pembina and, if requested by Pembina, to cooperate with and assist it in obtaining such documentation and items;
(v)	executing and delivering, or where applicable, obtaining, any certificates, legal opinions or documents, as may be reasonably requested by Pembina (including a certificate of the Chief Financial Officer of Provident or any of its Subsidiaries with respect to consents of accountants for use of their reports in any materials relating to such securities issue); and
(vi)	taking all corporate actions, to be effective at the Effective Time, requested by Pembina that are necessary or customary to permit the consummation of such financing.
(b)	Notwithstanding subsection 5.5(a), neither Provident, nor any of its Subsidiaries shall be required by Pembina to: (i) take any action or do anything that would (A) contravene any applicable Law, or (B) be capable of impairing or preventing the satisfaction of any condition set forth in Article VI; (ii) commit to take any action that is not contingent on the consummation of the transactions contemplated by this Agreement at the Effective Time; (iii) pay any commitment, consent or other fee or incur any other liability in connection with such financing prior to the Effective Date; or (iv) except as required to comply with applicable Laws, disclose any information that in the reasonable judgment of such Party would violate any obligations of such Party or any other Person with respect to confidentiality.
(c)	Pembina agrees to indemnify and save harmless Provident and its Subsidiaries and their respective officers, directors, employees, agents, advisors and representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest awards, judgments and penalties suffered or incurred by any of them in connection with any actions or omissions by any of them in connection with any request by Pembina made pursuant to this Section 5.5 and for any alleged misstatement or omission in any information provided by Provident at the request of Pembina (other than historical factual information to the extent prepared by Provident and relating to Provident and its Subsidiaries) except that Pembina shall not be liable in any such case to the extent that any such liabilities, losses, damages, claims, costs, expenses, interest awards, judgments and penalties arise out of the negligence or willful misconduct of Provident. Pembina shall promptly upon request by Provident and from time to time reimburse Provident and its Subsidiaries for all reasonable out-of-pocket costs (including legal fees) incurred by Provident or its Subsidiaries and their Representatives in connection with any of the actions contemplated by this Section 5.5, including, if this Agreement is terminated by Provident in accordance with its terms, in connection with any unwinding or similar transactions by Provident or its Subsidiaries required as a result of actions taken pursuant to this Section 5.5.
5.6	Proxies Received and Dissent Notices

Each Party shall advise the other Party as reasonably requested, and on a daily basis on each of the last seven business days prior to their respective shareholder meetings called to consider the Arrangement contemplated hereby, as to the aggregate tally of the proxies and votes received in respect of such meeting and all matters to be considered at such meeting. Provident shall advise Pembina of any written notice of dissent, withdrawal of such notice, and any other notice received pursuant to the exercise of Dissent Rights.

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Article VI
CONDITIONS

6.1	Mutual Conditions

The respective obligations of the Parties to consummate the transactions contemplated hereby, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions, any of which may be waived by the mutual consent of such Parties without prejudice to their right to rely on any other of such conditions:

(a)	the Interim Order shall have been granted in form and substance satisfactory to each of the Parties, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to either of the Parties, acting reasonably, on appeal or otherwise;
(b)	the Pembina Share Issuance Resolution shall have been passed by a majority of the votes cast by the Pembina Shareholders at the Pembina Shareholders' Meeting;
(c)	the Arrangement Resolution shall have been passed by the Provident Shareholders at the Provident Shareholders' Meeting in accordance with the Interim Order;
(d)	the Final Order shall have been granted in form and substance satisfactory to the Parties, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to either of the Parties, acting reasonably, on appeal or otherwise;
(e)	the following shall have occurred:
(i)	(A) the relevant waiting period in section 123 of the Competition Act, and any timing agreement entered into with the Commissioner, shall have expired, been terminated or waived and there shall be no order issued by the Competition Tribunal under Section 92, 100 or 104 of the Competition Act, and (B) the Commissioner or her representative has issued a letter to the Parties indicating that she does not intend to make an application under section 92 of the Competition Act in respect of the completion of the Arrangement contemplated by the Agreement and any terms and conditions attached to any such letter shall be acceptable to each Party, acting reasonably; or
(ii)	the Commissioner shall have issued an advance ruling certificate pursuant to section 102 of the Competition Act in respect of the Arrangement contemplated by this Agreement;
(f)	the applicable waiting period (and any extension thereof) under the HSR Act shall have expired or been earlier terminated;
(g)	the following shall have occurred:
(i)	Pembina shall have received a notice from the Minister of Transport pursuant to subsection 53.1(4) of the CT Act that the Minister of Transport is of the opinion that the Arrangement contemplated by this Agreement does not raise issues with respect to the public interest as it relates to national transportation, in accordance with subsection 53.1(4) of the CT Act; or
(ii)	the Arrangement contemplated by this Agreement shall have been approved by the Governor in Council in accordance with subsections 53.2(7) of the CT Act, and in all cases the completion of the Arrangement contemplated by this Agreement shall not be prohibited under subsection 53.2(1) of the CT Act;
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(h)	in addition to the requirements under subsections 6.1(e), 6.1(f) and 6.1(g), all other domestic and foreign regulatory (including any Laws that regulate competition, antitrust, foreign investment or transportation), governmental and third party approvals and consents required to be obtained, or that the Parties mutually agree in writing to obtain in respect of the completion of the Arrangement, and the expiry of applicable waiting periods necessary to complete the Arrangement, shall have occurred or been obtained on terms and conditions acceptable to the Parties, each acting reasonably, including conditional approval to the listing of the Pembina Shares issuable pursuant to the Arrangement on the TSX, and all applicable domestic and foreign statutory and regulatory waiting periods shall have expired or have been terminated and no unresolved material objection or opposition shall have been filed, initiated or made during any applicable statutory or regulatory period, except where the failure or failures to obtain such approvals or consents, or for the applicable waiting periods to have expired or terminated, would not be reasonably expected to have a Material Adverse Effect on either of Pembina (before or after completion of the Arrangement) or Provident; and
(i)	no act, action, suit, proceeding, objection or opposition shall have been threatened or taken, entered or promulgated before or by any Governmental Entity or by any elected or appointed public official or private person in Canada or elsewhere, whether or not having the force of Law, and no Law, regulation, policy, judgment, decision, order, ruling or directive (whether or not having the force of Law) shall have been proposed, enacted, promulgated, amended or applied, which would be reasonably expected to result in a Material Adverse Change in respect of either of Pembina (before or after completion of the Arrangement) or Provident.
6.2	Pembina Conditions

The obligation of Pembina to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)	the representations and warranties made by Provident in this Agreement shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by this Agreement), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Change in respect of Provident (and for this purpose, any reference to "material", "Material Adverse Effect" or other concepts of materiality in such representations and warranties shall be ignored) or would not, or would not reasonably be expected to, materially impede or delay completion of the Arrangement, except that the representations and warranties in paragraphs (j) and (k) of Schedule D shall be true and correct as of the Effective Date as if made on such date (except, it being understood that: (i) the number of Provident Shares outstanding may increase from the number outstanding on the date of this Agreement solely as a result of the conversion of securities of Provident convertible into Provident Shares, but only to the extent that such convertible securities are specifically described in paragraph (j) of Schedule D; and (ii) the number of Provident CRSUs, Provident RSUs and Provident PSUs outstanding may increase from the number outstanding on the date of this Agreement as a result of subsequent grants of Provident CRSUs, Provident RSUs and Provident PSUs, provided that such grants are made in compliance with Section 5.2), and Provident shall have provided to Pembina a certificate of two senior officers of Provident (on Provident's behalf and without personal liability) certifying the foregoing on the Effective Date;
(b)	Provident shall have complied in all material respects with its covenants herein, except where the failure to comply in all material respects with its covenants, individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Change in respect of Provident or would not, or would not reasonably be expected to, materially impede or delay completion of the Arrangement, and Provident shall have provided to Pembina a certificate of two senior officers of Provident (on Provident's behalf and without personal liability) certifying compliance with such covenants on the Effective Date;
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(c)	no Material Adverse Change in respect of Provident shall have occurred after the date hereof and prior to the Effective Date; and
(d)	holders of less than 5% of the outstanding Provident Shares shall have validly exercised Dissent Rights in respect of the Arrangement that have not been withdrawn as of the Effective Date.

The conditions set forth in this Section 6.2 are for the exclusive benefit of Pembina and may be asserted by Pembina regardless of the circumstances or may be waived in writing by Pembina in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Pembina may have.

6.3	Provident Conditions

The obligation of Provident to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)	(i) the representations and warranties made by Pembina in paragraph (k) of Schedule C shall be true and correct as at the date of this Agreement; and (ii) the remaining representations and warranties made by Pembina in this Agreement shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent such remaining representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by this Agreement), except where the failure of such remaining representations and warranties to be true and complete, individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Change in respect of Pembina (and for this purpose, any reference to "material", "Material Adverse Effect" or other concepts of materiality in such representations and warranties shall be ignored) or would not, or would not reasonably be expected to, materially impede or delay completion of the Arrangement, and Pembina shall have provided to Provident a certificate of two senior officers of Pembina (on Pembina's behalf and without personal liability) certifying the foregoing on the Effective Date;
(b)	Pembina shall have complied in all material respects with its covenants herein, except where the failure to comply in all material respects with its covenants, individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Change in respect of Pembina or would not, or would not reasonably be expected to, materially impede or delay completion of the Arrangement, and Pembina shall have provided to Provident a certificate of two senior officers of Pembina (on Pembina's behalf and without personal liability) certifying compliance with such covenants on the Effective Date; and
(c)	no Material Adverse Change in respect of Pembina shall have occurred after the date hereof and prior to the Effective Date.

The conditions set forth in this Section 6.3 are for the exclusive benefit of Provident and may be asserted by Provident regardless of the circumstances or may be waived by Provident in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Provident may have.

6.4	Notice and Cure Provisions

Each Party will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event or state of facts which occurrence or failure would, or would be likely to:

(a)	cause any of the representations or warranties of either Party contained herein to be untrue or inaccurate in any material respect on the date hereof or at the Effective Date; or
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(b)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by either Party prior to or at the Effective Date.

If any of the conditions set forth in Sections 6.1, 6.2 and 6.3 hereof shall not be complied with or waived by the Party for whose benefit such conditions are provided on or before the date required for the performance thereof, then a Party for whose benefit the condition precedent is provided may rescind and terminate this Agreement as provided in subsection 8.1(e) hereof; provided that neither Pembina nor Provident may elect to rescind and terminate this Agreement pursuant to the conditions contained in Sections 6.1, 6.2 and 6.3 or exercise any termination right arising therefrom unless forthwith, and in any event prior to the issuance of the Certificate, the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, inaccuracies of representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfillment of the applicable condition or the availability of a termination right, as the case may be. If any such notice is delivered, provided that a Party is proceeding diligently to cure any such matter capable of cure, no Party may terminate this Agreement until the expiration of a period of 10 business days from the date of receipt of such notice (provided that no such cure period shall extend beyond the Outside Date). If such notice has been delivered prior to the date of the Pembina Shareholders' Meeting or the Provident Shareholders' Meeting, Pembina or Provident, as the case may be, may elect to postpone the meeting of its shareholders until the expiry of such period.

6.5	Merger of Conditions

Subject to applicable Law, the conditions set out in Sections 6.1, 6.2 and 6.3 shall be conclusively deemed to have been satisfied, waived or released upon the issuance of a Certificate in respect of the Arrangement.

Article VII
ADDITIONAL AGREEMENTS

7.1	Provident Covenant Regarding Non-Solicitation
(a)	Provident shall immediately cease and cause to be terminated all existing discussions and negotiations (including through any advisors or other parties on its behalf), if any, with any Persons conducted before the date of this Agreement with respect to any Acquisition Proposal and shall immediately request the return or destruction of all information respecting Provident provided to any Person who has entered into a confidentiality agreement with Provident relating to an Acquisition Proposal and shall use all commercial efforts to ensure that such requests are honoured.
(b)	Provident shall not, directly or indirectly, do or authorize or permit any of its Representatives to do, any of the following:
(i)	solicit, knowingly facilitate, initiate or encourage any Acquisition Proposal;
(ii)	enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish to any other Person any information with respect to its businesses, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other Person to do or seek to do any of the foregoing;
(iii)	waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including any "standstill provisions" thereunder; or
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(iv)	accept, recommend, approve or enter into an agreement to implement an Acquisition Proposal;

provided, however, that notwithstanding any other provision hereof, Provident and its officers, directors and advisers may, prior to the approval of the Arrangement Resolution at the Provident Shareholders' Meeting:

(v)	enter into or participate in any discussions or negotiations with a third party who, without any solicitation, initiation or encouragement, directly or indirectly, after the date of this Agreement, by Provident or any of its Representatives, seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality and standstill agreement in favour of Provident substantially similar to the Confidentiality Agreement (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to Pembina as set out below), may furnish to such third party information concerning Provident and its business, properties and assets, in each case if, and only to the extent that:
(A)	the third party has first made a written bona fide Acquisition Proposal: (1) that is not subject to a financing condition and in respect of which any funds or other consideration necessary to complete the Acquisition Proposal have been demonstrated to the satisfaction of the board of directors of Provident, acting in good faith (after receiving advice from its financial advisor(s) and outside legal counsel), to have been obtained or are reasonably likely to be obtained (as evidenced by a written financing commitment from one or more reputable financial institutions) to fund completion of the Acquisition Proposal at the time and on the basis set out therein; (2) that the board of directors of Provident determines in good faith after consultation with its financial advisor(s), would or would be reasonably likely to, if consummated in accordance with its terms, result in a transaction financially superior for Provident Shareholders compared to the transaction contemplated by this Agreement; and (3) in respect of which the board of directors of Provident determines in good faith after receiving the advice of outside legal counsel, as reflected in minutes of the board of directors of Provident, that the taking of such action is necessary for the board of directors of Provident to act in a manner consistent with its fiduciary duties under applicable Laws (a "Superior Proposal"); and
(B)	prior to furnishing such information to or entering into or participating in any such discussions or negotiations with such third party, Provident shall (1) provide prompt notice to Pembina to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such third party, together with a copy of the confidentiality and standstill agreement referenced above and, if not previously provided to Pembina, copies of all information provided to such third party concurrently with the provision of such information to such third party, (2) notify Pembina orally and in writing of any inquiries, offers or proposals with respect to a Superior Proposal (which written notice shall include a copy of any such proposal (and any amendments or supplements thereto), the identity of the Person making it, if not previously provided to Pembina and copies of all information provided to such third party), within 24 hours of the receipt thereof, and (3) keep Pembina informed of the status and details of any such inquiry, offer or proposal and answer Pembina's reasonable questions with respect thereto;
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(vi)	comply with Multilateral Instrument 62-104 – Take-Over Bids and Issuer Bids and similar provisions under Canadian Securities Laws and U.S. Securities Laws relating to the provision of directors' circulars and make appropriate disclosure with respect thereto to its securityholders; and
(vii)	accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation, (A) the board of directors of Provident concludes in good faith, after considering all proposals to adjust the terms and conditions of this Agreement as contemplated by Section 7.1(c) and after receiving the advice of outside legal counsel as reflected in the minutes of the board of directors of Provident, that the taking of such action is necessary for such board of directors to act in a manner consistent with its fiduciary duties under applicable Laws, (B) Provident complies with its obligations set forth in subsection 7.1(c), and (C) Provident terminates this Agreement in accordance with subsection 8.1(h), and concurrently therewith pays the amount required by Section 7.2 to Pembina.
(c)	Following receipt of a Superior Proposal, Provident shall give Pembina, orally and in writing, at least five complete business days advance notice of any decision by the board of directors of Provident to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall confirm that the board of directors of Provident has determined that such Acquisition Proposal constitutes a Superior Proposal and shall identify the third party making the Superior Proposal, and Provident shall provide Pembina with a true and complete copy thereof, including all financing documents, and any amendments thereto. During such five business day period, Provident agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement. In addition, during such five business day period Provident shall, and shall cause its financial and legal advisors to, negotiate in good faith with Pembina and its financial and legal advisors to make such adjustments in the terms and conditions of this Agreement and the Arrangement as would enable Provident to proceed with the Arrangement as amended rather than the Superior Proposal. In the event Pembina proposes to amend this Agreement and the Arrangement on a basis such that the board of directors of Provident determines that the alternative proposed transaction is no longer a Superior Proposal and so advises the board of directors of Pembina prior to the expiry of such five business day period, the board of directors of Provident shall not accept, recommend, approve or enter into any agreement to implement such Acquisition Proposal and shall not release the party making the Acquisition Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement. In the event that Provident provides the notice contemplated by this subsection 7.1(c) on a date which is less than five business days prior to the Provident Shareholders' Meeting, Pembina shall be entitled to (i) adjourn or postpone the Pembina Shareholders' Meeting and (ii) require Provident to adjourn or postpone the Provident Shareholders' Meeting, in each case to a date that is not more than ten business days after the date of such notice.
(d)	Nothing contained in this Agreement shall prohibit the board of directors of Provident from withdrawing, modifying, qualifying or changing its recommendation to the Provident Shareholders in respect of the transactions contemplated hereby prior to the approval of the Arrangement by the Provident Shareholders, if the board of directors of Provident determines, in good faith (after consultation with its financial advisor(s) and after receiving written advice of outside legal counsel), that such withdrawal, modification, qualification or change is necessary for the board of directors of Provident to act in a manner consistent with its fiduciary duties under applicable Laws; provided that (i) not less than 72 hours before the board of directors of Provident considers any proposal in respect of any such withdrawal, modification, qualification or change, Provident shall give Pembina written notice of such proposal and promptly advises Pembina of the proposed consideration of such proposal; and (ii) the foregoing shall not relieve Provident from its obligation to proceed to call and hold the Provident Shareholders' Meeting and to hold the vote on the Arrangement Resolution (provided that, except as required under applicable Laws, Provident shall be relieved from its obligations to actively solicit proxies in favour of the Arrangement in such circumstances), except in circumstances where this Agreement is terminated in accordance with the terms hereof.
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(e)	Pembina agrees that all information that may be provided to it by Provident with respect to any Superior Proposal pursuant to this Section 7.1 shall be treated as if it were "Confidential Information" as that term is defined in the Confidentiality Agreement and shall not be disclosed or used except in accordance with the provisions of the Confidentiality Agreement or in order to enforce their rights under this Agreement in legal proceedings.
(f)	Provident shall ensure that its Representatives are aware of the provisions of this Section 7.1. Provident shall be responsible for any breach of this Section 7.1 by Provident's Representatives.
7.2	Agreement as to Pembina Damages

If at any time after the execution of this Agreement:

(a)	the board of directors of Provident has withdrawn, modified, qualified or changed any of its recommendations or determinations referred to in Section 2.3, (including, for greater certainty, in the circumstances contemplated by subsection 7.1(d)) in a manner adverse to Pembina or shall have resolved to do so prior to the Effective Date, or has failed to publicly reconfirm any such recommendation upon the request of Pembina prior to the earlier of 72 hours following such request or 72 hours prior to the Provident Shareholders' Meeting (unless Pembina is then in material breach of its obligations hereunder and such withdrawal, change or failure relates to such breach);
(b)	(i) a bona fide Acquisition Proposal is publicly announced, proposed, offered or made to the Provident Shareholders or any Person shall have publicly announced an intention to make a bona fide Acquisition Proposal prior to the termination of this Agreement; (ii) after such Acquisition Proposal shall have been made known, made or announced, the Provident Shareholders do not approve the Arrangement or vote upon the Arrangement Resolution; and (iii) within twelve months of the date the first Acquisition Proposal is publicly announced, proposed, offered or made a definitive agreement relating to any Acquisition Proposal is entered into or any Acquisition Proposal is consummated or effected;
(c)	the board of directors of Provident accepts, recommends, approves or enters into an agreement to implement a Superior Proposal; or
(d)	Provident is in breach of any of its covenants made in this Agreement, which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to Provident or materially impedes or would reasonably be expected to materially impede the completion of the Arrangement, and Provident fails to cure such breach by the earlier of (i) the Outside Date, and (ii) the tenth business day after receipt of written notice thereof from Pembina (except that no cure period shall be provided for a breach which by its nature cannot be cured);
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(each of the above being a "Pembina Damages Event") then in the event of the termination of this Agreement pursuant to Section 8.1 as a result thereof, Provident shall pay to Pembina, within two business days of the first to occur of the foregoing, or, in respect of subsection 7.2(d), following Pembina's demand therefore, a fee in the amount of $100 million as liquidated damages in immediately available funds to an account designated by Pembina, and after such event but prior to payment of such amount, Provident shall be deemed to hold such funds in trust for Pembina; provided that in the case of a Pembina Damages Event pursuant to subsection 7.2(c) such payment shall be made by Provident to Pembina concurrently with the acceptance, recommending, approving or entering into of the Superior Proposal by Provident. Provident shall only be obligated to pay a maximum of $100 million pursuant to this Section 7.2.

For the purposes of this Section 7.2, an announcement by the board of directors of Provident that it does not have all the information necessary to properly evaluate an Acquisition Proposal and is reaffirming and maintaining its recommendation of the approval of the Arrangement pending receipt and analysis of additional information shall not constitute an event within the ambit of this Section 7.2 or require Provident to make the payment contemplated by this Section 7.2, provided that: (a) within five days following any such announcement the board of directors of Provident shall make a further announcement publicly maintaining and reaffirming its recommendation of the Arrangement as set forth in Section 2.3 without the foregoing qualification; and (b) notwithstanding anything to the contrary in this paragraph, any announcement by the board of directors of Provident reaffirming and maintaining its recommendation of the approval of the Arrangement which is made within ten days of the Provident Shareholders' Meeting shall not be qualified in any respect.

7.3	Agreement as to Provident Damages

If at any time after the execution of this Agreement:

(a)	the board of directors of Pembina has withdrawn, modified, qualified or changed any of its recommendations or determinations referred to in Section 2.2 in a manner adverse to Provident or shall have resolved to do so prior to the Effective Date, or has failed to publicly reconfirm any such recommendation upon the request of Provident prior to the earlier of 72 hours following such request or 72 hours prior to the Pembina Shareholders' Meeting (unless Provident is then in material breach of its obligations hereunder and such withdrawal, change or failure relates to such breach); or
(b)	Pembina is in breach of any of its covenants made in this Agreement, which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to Pembina or materially impedes or would reasonably be expected to materially impede the completion of the Arrangement, and Pembina fails to cure such breach by the earlier of (i) the Outside Date, and (ii) the tenth business day after receipt of written notice thereof from Provident (except that no cure period shall be provided for a breach which by its nature cannot be cured);

(each of the above being a "Provident Damages Event") then in the event of the termination of this Agreement pursuant to Section 8.1 as a result thereof, Pembina shall pay to Provident, within two business days of the first to occur of the foregoing, or, in respect of subsection 7.3(b), following Provident's demand therefor, a fee in the amount of $100 million as liquidated damages in immediately available funds to an account designated by Provident, and after such event but prior to payment of such amount, Pembina shall be deemed to hold such funds in trust for Provident. Pembina shall only be obligated to pay a maximum of $100 million pursuant to this Section 7.3.

7.4	Fees and Expenses
(a)	Subject to subsection 7.4(b), each Party shall pay all fees, costs and expenses incurred by such Party in connection with this Agreement and the Arrangement. Pembina and Provident shall share equally any filing fees and applicable Taxes payable for or in respect of any application, notification or other filing made in respect of any regulatory process in respect of the transactions contemplated by the Arrangement, including under the Competition Act and the HSR Act.
(b)	If (i) this Agreement is terminated by Pembina because of the failure of the condition in subsection 6.2(a), or (ii) this Agreement is terminated by Pembina pursuant to subsection 8.1(d) due to a state of facts or circumstances at the time of such termination that would cause the conditions set forth in subsection 6.2(a) not to be satisfied, notwithstanding the availability of any cure period, Provident shall pay to Pembina an amount equal to $15 million as reimbursement to Pembina for its out-of-pocket expenses incurred in connection with the Arrangement, provided that if Pembina is in material breach of its obligations hereunder at the time of the termination of the Agreement such amount will not be payable.
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(c)	If (i) this Agreement is terminated by Provident because of the failure of the condition in subsection 6.3(a), or (ii) this Agreement is terminated by Provident pursuant to subsection 8.1(d) due to a state of facts or circumstances at the time of such termination that would cause the conditions set forth in subsection 6.3(a) not to be satisfied, notwithstanding the availability of any cure period, Pembina shall pay to Provident an amount equal to $15 million as reimbursement to Provident for its out-of-pocket expenses incurred in connection with the Arrangement, provided that if Provident is in material breach of its obligations hereunder at the time of the termination of the Agreement such amount will not be payable.
(d)	No fees shall be payable by Provident under subsection 7.4(b) if Provident has paid a fee under Section 7.2.
(e)	No fees shall be payable by Pembina under subsection 7.4(c) if Pembina has paid a fee under Section 7.3.
7.5	Liquidated Damages

Each Party acknowledges that all of the payment amounts set out in this Article VII are payments of liquidated damages which are a genuine pre-estimate of the damages which Pembina or Provident will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement and are not penalties. Each Party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, the Parties agree that if the payment of any amounts pursuant to this Article VII is made, such payment is the sole monetary remedy of Pembina and Provident; provided, however, that this limitation shall not apply in the event of fraud or willful breach of this Agreement by a Party.

7.6	Access to Information; Confidentiality

From the date hereof until the earlier of the Effective Date and the termination of this Agreement, Provident shall, and shall cause its Subsidiaries and Representatives to, subject to all applicable Laws and any confidentiality obligations owed by Provident to a third party or in respect to customer specific or competitively sensitive information and in accordance with the Confidentiality Agreement and any other subsequent written agreement that addresses confidentiality between the Parties, afford to Pembina and the Representatives of Pembina complete access at all reasonable times to their officers, employees, agents, properties, books, records and contracts (including permitting Pembina's Representatives to attend Provident's regular operations meetings), and shall furnish Pembina with all data and information as Pembina may reasonably request, subject to any confidentiality obligations owed by Provident to a third party, in respect to customer specific or competitively sensitive information, the conditions contained in the Confidentiality Agreement and any other subsequent written agreement that addresses confidentiality between the Parties, in order to permit Pembina to be in a position to expeditiously and efficiently integrate the businesses and operations of Pembina and Provident immediately upon but not prior to the Effective Date.

7.7	Insurance and Indemnification
(a)	Pembina agrees that it will maintain in effect, or will cause Provident or its successors to maintain in effect, without any reduction in scope or coverage for six years from the Effective Time customary policies of directors' and officers' liability insurance providing protection comparable to the most favourable protection provided by the policies maintained by Provident and their respective Subsidiaries as are in effect immediately prior to the Effective Time and providing coverage on a "trailing" or "run-off" basis for all present and former directors and officers of Provident with respect to claims arising from facts or events which occurred prior to the Effective Time. Furthermore, prior to the Effective Time, Provident may, in the alternative, with the consent of Pembina, not to be unreasonably withheld, purchase run-off directors' and officers' liability insurance for a period of up to six years from the Effective Time, and in such event none of Pembina, Provident or any successor of Provident will have any further obligation under this subsection 7.7(a).
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(b)	Pembina agrees that all rights to indemnification or exculpation now existing in favour of present and former officers and directors of Provident shall survive completion of the Arrangement and shall continue in full force and effect for a period of not less than six years from the Effective Date.
7.8	Privacy Issues
(a)	For the purposes of this Section 7.8, the following definitions shall apply:
(i)	"applicable law" means, in relation to any Person, transaction or event, all applicable provisions of Laws by which such Person is bound or having application to the transaction or event in question, including applicable privacy laws;
(ii)	"applicable privacy laws" means any and all applicable laws relating to privacy and the collection, use and disclosure of Personal Information in all applicable jurisdictions, including the Personal Information Protection and Electronic Documents Act (Canada) and/or any comparable provincial law including the Personal Information Protection Act (Alberta);
(iii)	"authorized authority" means, in relation to any Person, transaction or event, any (A) federal, provincial, municipal or local governmental body (whether administrative, legislative, executive or otherwise), both domestic and foreign, (B) agency, authority, commission, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, (C) court, arbitrator, commission or body exercising judicial, quasi-judicial, administrative or similar functions, and (D) other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange, in each case having jurisdiction over such Person, transaction or event; and
(iv)	"Personal Information" means information (other than business contact information when used or disclosed for the purpose of contacting such individual in that individual's capacity as an employee or an official of an organization and for no other purpose) about an identifiable individual disclosed or transferred to Pembina by Provident in accordance with this Agreement and/or as a condition of the Arrangement.
(b)	The Parties hereto acknowledge that they are responsible for compliance at all times with applicable privacy laws and with respect to any individual who is a resident of the United States, any applicable Party policy or agreement which govern the collection, use or disclosure of Personal Information disclosed to either Party pursuant to or in connection with this Agreement (the "Disclosed Personal Information").
(c)	Prior to the completion of the Arrangement, neither Party shall use or disclose the Disclosed Personal Information for any purposes other than those related to the performance of this Agreement and the completion of the Arrangement. After the completion of the transactions contemplated herein, a Party may only collect, use and disclose the Disclosed Personal Information for the purposes for which the Disclosed Personal Information was initially collected from or in respect of the individual to which such Disclosed Personal Information relates or for the completion of the transactions contemplated herein, unless (i) either Party shall have first notified such individual of such additional purpose, and where required by applicable law and with respect to any individual who is a resident of the United States, any applicable Party policy or agreement, obtained the consent of such individual to such additional purpose, or (ii) such use or disclosure is permitted or authorized by applicable law and with respect to any individual who is a resident of the United States, any applicable Party policy or agreement, without notice to, or consent from, such individual.
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(d)	Each Party acknowledges and confirms that the disclosure of the Disclosed Personal Information is necessary for the purposes of determining if the Parties shall proceed with the Arrangement, and that the Disclosed Personal Information relates solely to the carrying on of the business or the completion of the Arrangement.
(e)	Each Party acknowledges and confirms that it has taken and shall continue to take reasonable steps to, in accordance with applicable law and with respect to any individual who is resident of the United States, any applicable Party policy or agreement, prevent accidental loss or corruption of the Disclosed Personal Information, unauthorized input or access to the Disclosed Personal Information, or unauthorized or unlawful collection, storage, disclosure, recording, copying, alteration, removal, deletion, use or other processing of such Disclosed Personal Information.
(f)	Subject to the following provisions, each Party shall at all times keep strictly confidential all Disclosed Personal Information provided to it, and shall instruct those employees or advisors responsible for processing such Disclosed Personal Information to protect the confidentiality of such information in a manner consistent with the Parties' obligations hereunder. Prior to the completion of the Arrangement, each Party shall take reasonable steps to ensure that access to the Disclosed Personal Information shall be restricted to those employees or advisors of the respective Party who have a bona fide need to access to such information in order to complete the Arrangement.
(g)	Where authorized by applicable law, each Party shall promptly notify the other Party to this Agreement of all inquiries, complaints, requests for access, variations or withdrawals of consent and claims of which the Party is made aware in connection with the Disclosed Personal Information. To the extent permitted by applicable law, the Parties shall fully co-operate with one another, with the persons to whom the Personal Information relates, and any authorized authority charged with enforcement of applicable privacy laws, in responding to such inquiries, complaints, requests for access, variations or withdrawals of consent and claims.
(h)	Upon the expiry or termination of this Agreement, or otherwise upon the reasonable request of either Party, the other Party shall forthwith cease all use of the Disclosed Personal Information acquired by it in connection with this Agreement and will return to the requesting Party or, at the requesting Party's request, destroy in a secure manner and with respect to any individual who is resident of the United States, in accordance with applicable law and any applicable Party policy or agreement, the Disclosed Personal Information (and any copies thereof) in its possession.

Article VIII
TERM, TERMINATION, AMENDMENT AND WAIVER

8.1	Termination

This Agreement may be terminated at any time prior to the Effective Date:

(a)	by mutual written consent of Pembina and Provident;
(b)	by either Pembina or Provident if the Arrangement Resolution shall have failed to receive the requisite vote of the Provident Shareholders for approval at the Provident Shareholders' Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order;
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(c)	by either Pembina or Provident if the Pembina Share Issuance Resolution shall have failed to receive the requisite vote of the Pembina Shareholders for approval at the Pembina Shareholders' Meeting (including any adjournment or postponement thereof);
(d)	by either Pembina or Provident if the Effective Time shall not have occurred on or prior to the Outside Date, except that the right to terminate this Agreement under this subsection 8.1(d) shall not be available to any Party whose failure to fulfill any of its obligations has been the cause of, or resulted in, the failure of the Effective Time to occur by such date;
(e)	as provided in Section 6.4; provided that the Party seeking termination is not then in breach of this Agreement so as to cause any of the conditions set forth in Sections 6.1, 6.2 or 6.3, as applicable, not to be satisfied;
(f)	by Pembina upon the occurrence of a Pembina Damages Event as provided in Section 7.2;
(g)	by Provident upon the occurrence of a Provident Damages Event as provided in Section 7.3; or
(h)	by Provident to accept, recommend, approve or enter into an agreement to implement a Superior Proposal in accordance with paragraph 7.1(b)(vii), provided that Provident (i) has complied with its obligations set forth in Section 7.1 and (ii) concurrently pays the amount required pursuant to Section 7.2.
8.2	Effect of Termination

In the event of the termination of this Agreement in the circumstances set out in Section 8.1, this Agreement shall forthwith become void and neither Party shall have any liability or further obligation to the other Party hereunder, except with respect to the obligations set forth in Sections 7.2, 7.3, 7.4, and 7.5 where applicable. For greater certainty, unless Section 7.5 applies due to a Party being entitled to a payment pursuant to Sections 7.2, 7.3, or 7.4, nothing contained in this Section shall relieve either Party from liability for any breach of any provision of this Agreement. No termination of this Agreement shall affect the obligations of the Parties pursuant to the Confidentiality Agreement, except to the extent specified therein.

8.3	Amendment

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Pembina Shareholders' Meeting and Provident Shareholders' Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, subject to the Interim Order and Final Order and applicable Laws.

8.4	Waiver

Either Party may: (a) extend the time for the performance of any of the obligations or other acts of the other Party; (b) waive compliance with any of the other Party's agreements or the fulfillment of any conditions to its own obligations contained herein; and (c) waive inaccuracies in any of the other Party's representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and such waiver shall apply only to the specific matters identified in such instrument.

Article IX
GENERAL PROVISIONS

9.1	Notices

All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by facsimile transmission or email, or as of the following business day if sent by prepaid overnight courier, to the Parties at the following addresses (or at such other addresses as shall be specified by either Party by notice to the other given in accordance with these provisions):

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(a)	if to Pembina:

Pembina Pipeline Corporation
3800, 525 - 8th Avenue S.W.
Calgary, Alberta, T2P 1G1

Attention: President and Chief Executive Officer
Telephone: (403) 231-7500
Facsimile: (403) 237-0254
Email: bmichale@pembina.com

with a copy to:

Blake, Cassels & Graydon LLP
3500, 855-2nd Street S.W.
Calgary, Alberta, T2P 4J8

Attention: Dallas L. Droppo, Q.C.
Telephone: (403) 260-9600
Facsimile: (403) 260-9700
Email: dallas.droppo@blakes.com

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(b)	if to Provident:

Provident Energy Ltd.
2100, 250–2nd Street S.W.
Calgary, Alberta, T2P 0C1

Attention: President and Chief Executive Officer
Telephone: (403) 296-2233
Facsimile: (403) 294-0111
Email: DHaughey@ProvidentEnergy.com

with a copy to:

Norton Rose Canada LLP

3700, 400 - 3rd Avenue S.W.

Calgary, Alberta, T2P 4H2

Attention: Jack MacGillivray

Telephone: (403) 267-9407

Facsimile: (403) 264-5973

Email: Jack.MacGillivray@nortonrose.com

9.2	Entire Agreement; Binding Effect

This Agreement: (a) together with the Confidentiality Agreement and any other subsequent written agreement that addresses confidentiality between the Parties, constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof; and (b) shall be binding upon and enure to the benefit of the Parties and their respective successors and permitted assigns.

9.3	Assignment

Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either of the Parties hereto without the prior written consent of the other Party.

9.4	Time of Essence

Time shall be of the essence in this Agreement.

9.5	Further Assurances

Each Party hereto shall, from time to time and at all times hereafter, at the request of the other Party hereto, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

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9.6	Specific Performance

Pembina and Provident agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement or the Confidentiality Agreement or any other subsequent written agreement that addresses confidentiality between the Parties were not performed by the other Party in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each Party shall be entitled to an injunction or injunctions and other equitable relief to prevent breaches or threatened breaches of the provisions of this Agreement or the Confidentiality Agreement or any other subsequent written agreement that addresses confidentiality between the Parties or to otherwise obtain specific performance of any such provisions, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived.

9.7	Third Party Beneficiaries

The provisions of Sections 5.5(c) and 7.7 are: (a) intended for the benefit of all present and former directors and officers of Provident and their respective Subsidiaries, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such Persons and his or her heirs, executors administrators and other legal representatives (collectively, the "Third Party Beneficiaries") and Pembina shall hold the rights and benefits of Sections 5.5(c) and 7.7 in trust for and on behalf of the Third Party Beneficiaries and Pembina hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries; and (b) are in addition to, and not in substitution for, any other rights that the Third Party Beneficiaries may have by contract or otherwise. Except as provided in this Section 9.7, this Agreement shall not (i) confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns, (ii) constitute or create an employment agreement with any employee, create any right to employment or continued employment or service, or to a particular term or condition of employment, or (iii) other than as may be provided for in Section 2.12 and subsection 5.2(f) hereof, be construed to establish, amend, or modify any Provident Employee Plan or any other benefit or compensation plan, program, agreement or arrangement.

9.8	Governing Law

This Agreement shall be governed by and construed in accordance with the Laws of the Province of Alberta and the Laws of Canada applicable therein, and the Parties hereto irrevocably attorn to the jurisdiction of the courts of the Province of Alberta.

9.9	Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a)	the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and
(b)	the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.
9.10	Counterparts

This Agreement may be executed by facsimile or other electronic signature and in counterparts, each of which shall be deemed an original, and all of which together constitute one and the same instrument.

[The remainder of this page is left blank intentionally]

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IN WITNESS WHEREOF the Parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

PEMBINA PIPELINE CORPORATION

by: "R.B. Michaleski"

Name: R.B. Michaleski

Title: President and Chief Executive Officer

by: "D.J. Watkinson"

Name: D.J. Watkinson

Title: Vice President, General Counsel and Secretary

PROVIDENT ENERGY LTD.

by: "Douglas J. Haughey"

Name: Douglas J. Haughey

Title: President and Chief Executive Officer

by: "Brent C. Heagy"

Name: Brent C. Heagy

Title: Senior Vice President, Finance and Chief Financial Officer

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SCHEDULE A

PLAN OF ARRANGEMENT
respecting
PROVIDENT ENERGY LTD.
made pursuant to
Section 193 of the Business Corporations Act (Alberta)

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PLAN OF ARRANGEMENT
UNDER SECTION 193 OF THE
BUSINESS CORPORATIONS ACT (ALBERTA)

Article 1
DEFINITIONS AND INTERPRETATION

1.1	In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of those terms shall have corresponding meanings:
(a)	"ABCA" means the Business Corporations Act, R.S.A. 2000, c. B-9 and the regulations thereto, as now in effect and as it may be amended from time to time prior to the Effective Time;
(b)	"Acquisitionco" means [●], a wholly-owned subsidiary of Pembina, a corporation existing under the laws of the Province of Alberta;
(c)	"Acquisitionco Shares" means the common shares in the capital of Acquisitionco;
(d)	"Amalco" means the corporation resulting from the amalgamation of Acquisitionco and Provident pursuant to this Plan of Arrangement;
(e)	"Arrangement" means the arrangement pursuant to the provisions of Section 193 of the ABCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the provisions of this Plan of Arrangement or made at the direction of the Court;
(f)	"Arrangement Agreement" means the arrangement agreement made as of January 15, 2012 between Pembina and Provident, as the same may be amended, supplemented or otherwise modified from time to time in accordance with its terms;
(g)	"Articles of Arrangement" means the articles of arrangement of Provident in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted, giving effect to the Arrangement;
(h)	"business day" means any day, other than a Saturday, a Sunday or a statutory holiday, in the Province of Alberta;
(i)	"Certificate" means the certificate or proof of filing to be issued by the Registrar pursuant to subsection 193(11) or 193(12) of the ABCA in respect of the Articles of Arrangement giving effect to the Arrangement;
(j)	"Court" means the Court of Queen's Bench of Alberta;
(k)	"Depositary" means such Person as Pembina may appoint to act as depositary for the Provident Shares in relation to the Arrangement, with the approval of Provident, acting reasonably;
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(l)	"Dissent Rights" means the rights of dissent in respect of the Arrangement described in Section 5.1 of this Plan of Arrangement;
(m)	"Dissenting Shareholder" means any registered Provident Shareholder who has duly and validly exercised its Dissent Rights pursuant to Article 5 of this Plan of Arrangement and the Interim Order and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;
(n)	"Dissenting Shares" means the Provident Shares held by Dissenting Shareholders;
(o)	"Effective Date" means the effective date of the Arrangement, being the date shown on the Certificate;
(p)	"Effective Time" means 12:01 a.m. (Calgary time) on the Effective Date or such other time on the Effective Date as may be agreed to in writing by Pembina and Provident;
(q)	"Encumbrance" includes any mortgage, pledge, assignment, charge, lien, security interest, adverse interest in property, other third party interest or encumbrance of any kind whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;
(r)	"Exchanging Provident Shareholders" means the Provident Shareholders (other than Pembina) who at all relevant times are not Non-Resident Shareholders who elect, in a form acceptable to Provident, to be Exchanging Provident Shareholders;
(s)	"Final Order" means the final order of the Court approving the Arrangement pursuant to subsection 193(9)(a) of the ABCA, as such order may be amended at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed;
(t)	"Governmental Entity" means any: (i) multinational, federal, provincial, territory, state, regional, municipal, local or other government or any governmental or public department, court, tribunal, arbitral body, commission, board, bureau or agency; (ii) any subdivision, agent, commission, board or authority of any of the foregoing; or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;
(u)	"Interim Order" means the interim order of the Court under subsection 193(4) of the ABCA, as the same may be amended, containing declarations and directions in respect of the notice to be given and the conduct of the Provident Shareholders' Meeting with respect to the Arrangement as more fully set out herein;
(v)	"Joint Proxy Circular" means the notice of the Pembina Shareholders' Meeting (as such term is defined in the Arrangement Agreement) and the notice of the Provident Shareholders' Meeting to be sent to Pembina Shareholders and Provident Shareholders, respectively, and the management proxy circular to be prepared in connection with the Pembina Shareholders' Meeting and the Provident Shareholders' Meeting together with any amendments thereto or supplements thereof, and any other registration statement, information circular or proxy statement which may be prepared in connection with the Pembina Shareholders' Meeting and/or the Provident Shareholders' Meeting;
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(w)	"Laws" means all laws, by-laws, statutes, rules, regulations, principles of law, orders, ordinances, protocols, codes, guidelines, policies, notices, directions and judgments or other requirements and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity or self-regulatory authority;
(x)	"Letters of Transmittal" means the letters of transmittal enclosed with the Joint Proxy Circular pursuant to which the Provident Shareholders are required to deliver certificates representing Provident Shares in connection with the Arrangement;
(y)	"Non-Resident Shareholder" means a Provident Shareholder that is: (a) a person who is not a resident of Canada for the purposes of the Tax Act; or (b) a partnership that is not a Canadian partnership for the purposes of the Tax Act;
(z)	"Pembina" means Pembina Pipeline Corporation, a corporation existing under the laws of the Province of Alberta;
(aa)	"Pembina Shares" means the common shares in the capital of Pembina;
(bb)	"Person" includes an individual, firm, trust, partnership, association, corporation, joint venture, trustee, executor, administrator, legal representative or government (including any Governmental Entity);
(cc)	"Plan of Arrangement", "hereof", "herein", "hereunder" and similar expressions means this Plan of Arrangement, including any appendices hereto, and any amendments, variations or supplements hereto made from time to time in accordance with the terms hereof, the Arrangement Agreement or made at the direction of the Court in the Final Order;
(dd)	"Provident" means Provident Energy Ltd., a corporation existing under the laws of the Province of Alberta;
(ee)	"Provident Debenture Indenture" means the trust indenture dated as of March 1, 2005, as amended by a First Supplemental Indenture dated November 15, 2005, a second supplemental indenture dated November 9, 2010, a third supplemental indenture dated January 1, 2011 and a fourth supplemental indenture dated May 10, 2011, between Provident (or its predecessors) and Computershare Trust Company of Canada, establishing and setting forth, among other things, the terms of the Provident Debentures;
(ff)	"Provident Debentureholders" means, collectively, the holders of the Provident Debentures;
(gg)	"Provident Debentures" means, collectively, the (i) the 5.75% convertible unsecured subordinated debentures of Provident maturing December 31, 2017, and (ii) the 5.75% convertible unsecured subordinated debentures of Provident maturing December 31, 2018;
(hh)	"Provident Exchange Ratio" means 0.425 of a Pembina Share for each Provident Share;
(ii)	"Provident Shareholder Rights Plan" means Provident's shareholder rights plan dated January 1, 2011;
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(jj)	"Provident Shareholders" means the holders of Provident Shares;
(kk)	"Provident Shareholders' Meeting" means such meeting or meetings of the Provident Shareholders, including any adjournment thereof, that is to be convened as provided by the Interim Order to consider, and if deemed advisable approve, the Arrangement;
(ll)	"Provident Shares" means the common shares in the capital of Provident;
(mm)	"Provident SRP Rights" means the rights under the Provident Shareholder Rights Plan;
(nn)	"Registrar" means the Registrar of Corporations duly appointed under Section 263 of the ABCA; and
(oo)	"Tax Act" means the Income Tax Act, R.S.C. 1985, c.1 (5th Supp.) and the regulations thereto, as now in effect and as it may be amended from time to time prior to the Effective Time.
1.2	Interpretation Not Affected by Headings, etc.

The division of this Plan of Arrangement into Articles, Sections, subsections, paragraphs and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.

1.3	Article References

Unless the contrary intention appears, references in this Plan of Arrangement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Plan of Arrangement.

1.4	Number and Gender

In this Plan of Arrangement, unless the context otherwise requires, words used herein importing the singular include the plural and vice versa; and words importing gender include all genders. The words "include", "includes" and "including" shall be deemed to be followed by the words "without limitation" whether or not they are in fact followed by those words or words of like import.

1.5	Date for Any Action

If the date on which any action is required to be taken hereunder by any of the parties hereto is not a business day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a business day in such place.

1.6	Time

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein or in the Letters of Transmittal are local time in Calgary, Alberta unless otherwise stipulated herein or therein.

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1.7	Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada.

1.8	Statutory References

References in this Plan of Arrangement to a particular statute or Law shall be to such statute or Law and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated thereunder or amended from time to time.

Article 2
EFFECT OF THE ARRANGEMENT

2.1	This Plan of Arrangement is made pursuant to, is subject to the provisions of and forms part of, the Arrangement Agreement.
2.2	This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate, will become effective at, and be binding upon Provident, the Provident Shareholders, the Provident Debentureholders, Pembina, Acquisitionco, Amalco and all other Persons as and from the Effective Time, without any further act or formality required on the part of any Person except as expressly provided herein.
2.3	The Articles of Arrangement and the Certificate shall be filed and issued, respectively, with respect to the Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence and at the times set out therein.
2.4	Other than as expressly provided for herein, no portion of this Plan of Arrangement shall take effect with respect to any party or Person until the Effective Time.

Article 3
ARRANGEMENT

3.1	At the Effective Time, each of the events set out below shall occur and be deemed to occur in the following sequence, without any further act or formality, unless specifically noted:
(a)	the Provident Shareholder Rights Plan shall terminate and cease to have any further force or effect and the Provident SRP Rights shall be cancelled;
(b)	subject to Section 5.1 hereof, each of the Provident Shares held by Dissenting Shareholders shall be deemed to have been transferred to Provident (free and clear of any Encumbrances) for cancellation without any further act or formality and such Dissenting Shareholders shall cease to be the holders of such Provident Shares and to have any rights as holders of such Provident Shares, other than the right to be paid fair value for such Provident Shares, as set out in Section 5.1 hereof;
(c)	each Provident Share held by Exchanging Provident Shareholders shall be, and shall be deemed to be, transferred to, and acquired by, Pembina (free and clear of any Encumbrances) in exchange for that portion of a fully paid and non-assessable Pembina Share equal to the Provident Exchange Ratio, and:
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(i)	Exchanging Provident Shareholders shall cease to be holders of such Provident Shares and to have any rights as holders of such Provident Shares other than the right to the Pembina Shares pursuant to this subsection 3.1(c); and
(ii)	Pembina shall be deemed to be the transferee of such Provident Shares (free and clear of any Encumbrances);
(d)	Acquisitionco and Provident shall be amalgamated and continued as one corporation under the ABCA to form Amalco in accordance with the following:
(i)	Name. The name of Amalco shall be [to be determined];
(ii)	Share Provisions. The share provisions and authorized share capital of Amalco shall be the same as the share provisions and authorized share capital of Acquisitionco;
(iii)	Restrictions on Transfer. No shares of Amalco shall be transferred to any person without the approval of the Board of Directors of Amalco by resolution;
(iv)	Directors and Officers.
(A)	Minimum and Maximum. The directors of Amalco shall, until otherwise changed in accordance with the ABCA, consist of a minimum number of one director and a maximum number of ten directors;
(B)	Initial Directors. The directors of Amalco shall be the same as the directors of Acquisitionco; and
(C)	Initial Officers. The officers of Amalco shall be the same as the officers of Acquisitionco;
(v)	Business and Powers. There shall be no restrictions on the business that Amalco may carry on or on the powers it may exercise;
(vi)	Other Provisions. The other provisions forming part of the Articles of Amalco shall be as set forth in Appendix 1 hereto;
(vii)	Stated Capital. The aggregate stated capital of Amalco will be an amount equal to the aggregate of the paid-up capital for the purposes of the Tax Act of the Acquisitionco Shares and the Provident Shares immediately before the amalgamation;
(viii)	By-laws. The by-laws of Amalco shall be the by-laws of Acquisitionco;
(ix)	Registered Office. The registered office of Amalco shall be the registered office of Acquisitionco;
(x)	Effect of Amalgamation. The following shall be the effect of the amalgamation:
(A)	all of the property of each of Acquisitionco and Provident shall continue to be the property of Amalco;
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(B)	Amalco shall continue to be liable for the obligations of each of Acquisitionco and Provident;
(C)	any existing cause of action, claim or liability to prosecution of Acquisitionco or Provident shall be unaffected;
(D)	any civil, criminal or administrative action or proceeding pending by or against either of Acquisitionco or Provident may be continued to be prosecuted by or against Amalco; and
(E)	a conviction against, or ruling, order or judgment in favour of or against, either of Acquisitionco or Provident may be enforced by or against Amalco;
(xi)	Articles. The articles of amalgamation of Amalco filed shall be deemed to be the articles of incorporation of Amalco, and the certificate of amalgamation of Amalco shall be deemed to be the certificate of incorporation of Amalco;
(xii)	Inconsistency with Laws. To the extent any of the provisions of this Plan of Arrangement is deemed to be inconsistent with applicable Laws, this Plan of Arrangement shall be automatically adjusted to remove such inconsistency;
(xiii)	Exchange and Cancellation of Shares. On the amalgamation:
(A)	each issued and outstanding Provident Share (other than Provident Shares held by Pembina) shall be cancelled and in consideration therefor the Provident Shareholder shall receive that portion of a fully paid and non-assessable Pembina Share equal to the Provident Exchange Ratio in respect of each Provident Share so cancelled;
(B)	the issued and outstanding shares in the capital of Provident (other than Provident Shares) shall be cancelled and in consideration therefor the holder of such shares shall receive such number of redeemable and retractable non-voting preferred shares of Amalco as have an aggregate redemption price equal to the aggregate fair market value of the shares of such holder being cancelled;
(C)	the issued and outstanding Acquisitionco Shares shall be cancelled and in consideration therefor Pembina shall receive redeemable and retractable non-voting preferred shares of Amalco with an aggregate redemption price equal to the fair market value of Acquisitionco as calculated immediately prior to the amalgamation; and
(D)	the issued and outstanding Provident Shares held by Pembina shall be cancelled and in exchange Pembina shall receive 100 common shares in the capital of Amalco; and
(e)	Pembina shall assume all rights and obligations of Amalco relating to the Provident Debentures in exchange for a note issued by Amalco to Pembina with a principal amount equal to the then principal amount outstanding in respect of the Provident Debentures plus accrued but unpaid interest thereon, and the conversion price of each class of the Provident Debentures set forth in the Provident Debenture Indenture shall be amended based on the Provident Exchange Ratio.
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3.2	Pembina, Provident, Acquisitionco and Amalco shall make the appropriate entries in their respective securities registers to reflect the matters referred to in Section 3.1.
3.3	With respect to each Exchanging Provident Shareholder at the Effective Time, upon the transfer of each Provident Share pursuant to subsection 3.1(c):
(a)	each holder of a Provident Share shall cease to be a holder of the Provident Share so transferred and the name of such holder shall be removed from the register of holders of Provident Shares as it relates to the Provident Share so transferred;
(b)	Pembina shall be added to the register of holders of Provident Shares as it relates to the Provident Shares so transferred to Pembina; and
(c)	Pembina shall allot and issue to such holder the portion of a Pembina Share issuable to such holder on the basis set forth in subsection 3.1(c), and the name of such holder shall be added to the register of holders of Pembina Shares.
3.4	With respect to each Provident Shareholder (other than Dissenting Shareholders and Exchanging Provident Shareholders) at the Effective Time, upon the cancellation of each Provident Share pursuant to subparagraph 3.1(d)(xiii)(A):
(a)	each holder of a Provident Share shall cease to be a holder of the Provident Share so cancelled and the name of such holder shall be removed from the register of holders of Provident Shares as it relates to the Provident Share so cancelled; and
(b)	Pembina shall allot and issue to such holder the portion of a Pembina Share issuable to such holder on the basis set forth in subparagraph 3.1(d)(xiii)(A), and the name of such holder shall be added to the register of holders of Pembina Shares;

Article 4
CERTIFICATES, FRACTIONAL SHARES AND payments

4.1	Payment of Consideration
(a)	Forthwith following the Effective Time, Pembina and Provident shall, subject to subsection 4.1(b) of this Plan of Arrangement, cause to be paid to Provident Shareholders the amounts payable in respect of Provident Shares required by Section 3.1 of this Plan of Arrangement.
(b)	Upon surrender to the Depositary for cancellation of a certificate or certificates (as applicable) which, immediately prior to the Effective Time, represented outstanding Provident Shares that were transferred or converted, as applicable, pursuant to subsection 3.1(c), hereof, as applicable, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, each Provident Shareholder represented by such surrendered certificate(s) shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, the consideration which such holder has the right to receive under this Plan of Arrangement for such Provident Shares less any amounts withheld pursuant to Section 4.4 hereof, and any certificate(s) so surrendered shall forthwith be cancelled.
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(c)	From and after the Effective Time, each certificate that immediately prior to the Effective Time represented Provident Shares shall be deemed to represent only the right to receive the consideration in respect of such Provident Shares required under this Plan of Arrangement, less any amounts withheld pursuant to Section 4.4 hereof. Any such certificate formerly representing Provident Shares not duly surrendered on or before the day that is three years less one day from the Effective Date shall cease to represent a claim by or interest of any kind or nature against or in any of Provident or Pembina. On such date, any and all consideration to which such former holder was entitled shall be deemed to have been surrendered to Pembina or Provident, as applicable.
(d)	Any payment made by way of cheque by Provident, the Depositary or Pembina pursuant to this Plan of Arrangement that has not been deposited or has been returned to Provident, the Depositary or Pembina or that otherwise remains unclaimed, in each case, on or before the second anniversary of the Effective Time shall be returned by the Depositary to Pembina, and any right or claim to payment hereunder that remains outstanding on the day that is three years less one day from the Effective Date shall cease to represent a right or claim by or interest of any kind or nature and the right of a former holder of Provident Shares to receive the consideration for such Provident Shares pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to Pembina or Provident, as applicable, for no consideration.
(e)	No former holder of Provident Shares shall be entitled to receive any consideration with respect to such Provident Shares other than the consideration to which such former holder is entitled to receive in accordance with this Section 4.1 and, for greater certainty, no such holder with be entitled to receive any interest, dividends, premium or other payment in connection therewith.
4.2	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Provident Shares that were transferred pursuant to Section 3.1 of this Plan of Arrangement shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, Pembina or the Depositary, as applicable, will issue and deliver in exchange for such lost, stolen or destroyed certificate, the consideration to which the holder is entitled pursuant to this Plan of Arrangement. When authorizing such issuance and delivery in exchange for any lost, stolen or destroyed certificate, the Person to whom such consideration is to be issued and delivered shall, as a condition precedent to the delivery of such consideration, give a bond satisfactory to Pembina (acting reasonably) in such sum as Pembina may direct, or otherwise indemnify Pembina in a manner satisfactory to Pembina, acting reasonably, against any claim that may be made against Pembina with respect to the certificate alleged to have been lost, stolen or destroyed.

4.3	No Fractional Shares

No certificates or scrip representing fractional Pembina Shares shall be issued upon the surrender for exchange of certificates pursuant to Section 4.1 and no dividend, stock split or other change in the capital structure of Pembina shall relate to any such fractional security and such fractional interests shall not entitle the owner thereof to exercise any rights as a security holder of Pembina. In lieu of any fractional Pembina Shares, a shareholder otherwise entitled to a fractional interest in a Pembina Share, shall receive the nearest whole number of Pembina Shares as applicable (with fractions equal to exactly 0.5 being rounded up).

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4.4	Withholding Rights

Provident, Pembina and the Depositary shall be entitled to deduct and withhold from any consideration otherwise payable to any Provident Shareholder under this Plan of Arrangement (including, without limitation, any amounts payable pursuant to Section 5.1 hereof), such amounts as Provident, Pembina or the Depositary determines, acting reasonably, are required or reasonably believes to be required to be deducted and withheld from such consideration in accordance with the Tax Act, the United States Internal Revenue Code of 1986 or any provision of any other applicable law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such withholding was made, provided that such deducted and withheld amounts are remitted to the appropriate taxing authority.

Article 5
DISSENT RIGHTS

5.1	Dissent Rights

Registered Provident Shareholders may exercise Dissent Rights with respect to Provident Shares held by such holders in connection with the Arrangement pursuant to the procedure set forth in Section 191 of the ABCA, as modified by the Interim Order, provided that Provident Shareholders who exercise such Dissent Rights and who:

(a)	are ultimately entitled to be paid fair value for their Provident Shares shall be deemed not to have participated in the transactions in Article 3 (other than subsection 3.1(b) hereof) and shall be paid an amount equal to such fair value by Provident and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such Provident Shareholders not exercised their Dissent Rights in respect of such Provident Shares and such Provident Shareholders shall be deemed to have transferred their Dissenting Shares to Provident for cancellation; or
(b)	are ultimately not entitled, for any reason, to be paid fair value for their Provident Shares, shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of Provident Shares, and shall be entitled to receive only the consideration contemplated in Section 3.1 hereof that such Provident Shareholder would have received pursuant to the Arrangement if such Provident Shareholder had not exercised Dissent Rights, but further provided that in no case shall Provident or Pembina or any other Person be required to recognize Provident Shareholders who exercise Dissent Rights as Provident Shareholders after the Effective Time, and the names of such Provident Shareholders who exercise Dissent Rights shall be removed from the registers of Provident Shares at the Effective Time.
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Article 6
AMENDMENT

6.1	Amendment of this Plan of Arrangement
(a)	Provident and Pembina reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that any amendment, modification or supplement must be contained in a written document which is: (i) filed with the Court and, if made following Provident Shareholders' Meeting, approved by the Court; and (ii) communicated to Provident Shareholders in the manner required by the Court (if so required).
(b)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Provident and Pembina at any time prior to or at Provident Shareholders' Meeting with or without any other prior notice or communication and, if so proposed and accepted, in the manner contemplated and to the extent required by the Arrangement Agreement, by the Provident Shareholders, shall become part of this Plan of Arrangement for all purposes.
(c)	Any amendment, modification or supplement to this Plan of Arrangement which is approved or directed by the Court following Provident Shareholders' Meeting shall be effective only: (i) if it is consented to by Provident and Pembina (each acting reasonably); and (ii) if required by the Court or applicable Law, it is consented to by Provident Shareholders.
(d)	This Plan of Arrangement may be amended, modified or supplemented following the Effective Time unilaterally by Pembina, provided that it concerns a matter that, in the reasonable opinion of Pembina, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any Provident Shareholders.
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APPENDIX 1

OTHER RULES OR PROVISIONS (IF ANY):

The directors may, between annual general meetings, appoint one or more additional directors of Amalco, to serve until the next annual general meeting, but the number of additional directors shall not at any time exceed one-third (1/3) of the number of directors who held office at the expiration of the last annual meeting of Amalco.

No securities of Amalco, other than non-convertible debt securities, shall be transferred to any person without the approval of the Board of Directors by resolution.

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SCHEDULE B

FORM OF ARRANGEMENT RESOLUTION

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

(1) The arrangement (the "Arrangement") under section 193 of the Business Corporations Act (Alberta) (the "ABCA") involving Provident Energy Ltd. (the "Company"), as more particularly described and set forth in the joint management proxy circular (the "Circular") of Pembina Pipeline Corporation and the Company accompanying the notice of this meeting, as the Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

(2) The plan of arrangement (the "Plan of Arrangement") involving the Company, the full text of which is set out as Schedule A to the Arrangement Agreement made as of January 15, 2012 between Pembina Pipeline Corporation and the Company (the "Arrangement Agreement"), as the Plan of Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

(3) The Arrangement Agreement, the actions of the directors of the Company in approving the Arrangement Agreement and the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and any amendments thereto in accordance with its terms are hereby ratified and approved.

(4) Notwithstanding that this resolution has been passed (and the Plan of Arrangement adopted) by the shareholders of the Company or that the Arrangement has been approved by the Court of Queen's Bench of Alberta, the directors of the Company are hereby authorized and empowered without further notice to or approval of the shareholders of the Company (i) to amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

(5) Any one director or officer of the Company be and is hereby authorized and directed for and on behalf of the Company to execute, under the corporate seal of the Company or otherwise, and to deliver to the Registrar under the ABCA for filing articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement.

(6) Any one director or officer of the Company be and is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person's opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

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SCHEDULE C

REPRESENTATIONS AND WARRANTIES OF PEMBINA

(a) Organization and Qualification. Each of Pembina and its Subsidiaries is a corporation or partnership duly incorporated or formed, as applicable, validly existing and in good standing under the Laws of its jurisdiction of incorporation or formation and has the requisite corporate or partnership power and authority to own its properties as now owned and to carry on its business as it is now being conducted. Pembina is, and its Subsidiaries are, duly registered to do business and each is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities makes such registration necessary, except where the failure to be so registered or in good standing would not materially adversely affect Pembina and its Subsidiaries taken as a whole. Copies of the constating documents of Pembina and its Subsidiaries, together with all amendments to date, have been provided to Provident and are accurate and complete as of the date hereof and have not been amended or superseded.

(b) Authority Relative this Agreement. Pembina has the requisite corporate authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the participation by Pembina in the Arrangement contemplated hereby have been duly authorized by Pembina's board of directors and, subject to such approval of Pembina Shareholders as required by the TSX, no other corporate proceedings on the part of Pembina are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by Pembina and constitutes a legal, valid and binding obligation of Pembina enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c) Subsidiaries. Pembina has no Subsidiaries other than Pembina Pipeline (an Alberta partnership), Pouce Coupé Pipe Line Ltd., Alberta Oil Sands Pipeline Ltd., Plateau Pipe Line Ltd., Pembina Marketing Ltd. and Pembina Gas Services Ltd. and Pembina Gas Services Limited Partnership, Pembina Midstream Limited Partnership, Pembina North Limited Partnership, Pembina West Limited Partnership and Pembina Oil Sands Pipeline L.P. (each an Alberta limited partnership). None of Pembina's Subsidiaries is currently prohibited, directly or indirectly, from paying any dividends to Pembina, from making any other distribution on such Subsidiary's capital stock, from repaying to Pembina any loans or advances to such Subsidiary from Pembina.

(d) Ownership of Subsidiaries. Pembina is the beneficial direct or indirect owner of all of the outstanding shares and partnership interests and other ownership interests of Pembina's Subsidiaries with good title thereto free and clear of any and all Encumbrances, except for security interests in such securities for the interests of the lenders under Pembina's fixed rate secured senior notes due 2017. There are no options, warrants or other rights, plans, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by any of Pembina's Subsidiaries of any securities of Pembina's Subsidiaries or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of any of Pembina's Subsidiaries. All outstanding securities of Pembina's Subsidiaries have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor where they issued in violation of, any pre-emptive right.

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(e) No Violations; Absence of Defaults and Conflicts.

(i)	Neither Pembina nor any of its Subsidiaries is in violation of its constating documents or by-laws or in default in the performance or observance of any obligation, agreement, covenant or condition contained in any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which Pembina or any of its Subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Pembina or any of its Subsidiaries is bound;
(ii)	neither the execution and delivery of this Agreement by Pembina nor the consummation of the Arrangement contemplated hereby nor compliance by Pembina with any of the provisions hereof will: (A) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any Encumbrance upon any of the properties or assets of Pembina or any of its Subsidiaries or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of (1) their respective charter or by-laws or (2) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which Pembina or any of its Subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Pembina or any of its Subsidiaries is bound; or (B) subject to compliance with the statutes and regulations referred to below, violate any Laws, judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Pembina or any of its Subsidiaries or any of their respective properties or assets; or (C) cause the suspension or revocation of any authorization, consent, approval or license currently in effect; and
(iii)	other than in connection with or in compliance with the provisions of applicable Canadian Securities Laws, U.S. Securities Laws, the ABCA, the Competition Act, the HSR Act, the CT Act, the National Energy Board Act or other similar applicable Laws (including any Laws that regulate competition, antitrust, foreign investment or transportation), the terms of the Interim Order and the Final Order in respect of the Arrangement and the filing of the Articles of Arrangement, (A) there is no legal impediment to Pembina's consummation of the Arrangement, and (B) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of Pembina in connection with the consummation of the Arrangement.

(f) Litigation. Except as disclosed in writing to Provident by Pembina on or prior to the date hereof, there are no actions, suits, proceedings or investigations by Governmental Entities pending or, to the knowledge of Pembina, threatened, affecting or that would reasonably be expected to materially affect Pembina or any of its Subsidiaries or affecting or that would reasonably be expected to materially affect any of their property or assets at Law or equity or before or by any court or Governmental Entity which action, suit, proceeding or investigation involves a possibility of any judgment against or liability of Pembina or any of its Subsidiaries which, if successful, would materially affect Pembina or would significantly impede the ability of Pembina to consummate the Arrangement. Neither Pembina nor its Subsidiaries is subject to any outstanding order, writ, injunction or decree that has or would materially affect Pembina or would significantly impede the ability of Pembina to consummate the Arrangement.

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(g) Tax Returns Filed and Taxes Paid. All Tax Returns required to be filed by or on behalf of Pembina or any of its Subsidiaries have been duly filed on a timely basis and such Tax Returns are true, complete and correct in all material respects. All Taxes shown to be payable on the Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and, other than Taxes being contested in good faith and for which adequate reserves in accordance with Canadian GAAP have been established, no amount of Taxes are payable by Pembina or any of its Subsidiaries with respect to items or periods covered by such Tax Returns that would have a Material Adverse Effect on Pembina.

(h) Tax Reserves. Pembina has paid or provided adequate accruals in its consolidated audited financial statements for the year ended December 31, 2010 and in its consolidated unaudited financial statements for the three and nine months ended September 30, 2011 for Taxes, including income taxes and related future income taxes, in conformity with Canadian GAAP.

(i) Tax Deficiencies; Audits. No deficiencies exist or have been asserted with respect to Taxes of Pembina or any of its Subsidiaries that would have a Material Adverse Effect on Pembina. Neither Pembina nor any of its Subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, nor, to the knowledge of Pembina, has such an event been asserted or threatened against Pembina or any of its Subsidiaries or any of their respective assets that would have a Material Adverse Effect on Pembina.

(j) Reporting Issuer Status. Pembina is a reporting issuer (where such concept exists) in all provinces of Canada and is in material compliance with all applicable Canadian Securities Laws therein. The currently issued and outstanding Pembina Shares are listed and posted for trading on the TSX and Pembina is in material compliance with the rules of the TSX.

(k) Capitalization. The authorized share capital of Pembina consists of an unlimited number of Pembina Shares and an unlimited number of a class of preferred shares designated as Preferred Shares, Series A (the "Pembina Preferred Shares"). There are issued and outstanding no more than 168,100,000 Pembina Shares and 101,400,000 Pembina Preferred Shares (all of which Pembina Preferred Shares are owned by Pembina's wholly-owned subsidiary, Alberta Oil Sands Pipeline Ltd.) and there are no other shares of any class or series outstanding. There are no more than 10,600,000 Pembina Shares issuable upon the conversion of Pembina Debentures and no more than 2,660,000 Pembina Shares issuable upon the exercise of outstanding Pembina Options as of the date hereof. Except as set forth above, and other than Pembina Shares issuable pursuant to the Pembina's Premium Dividend and Dividend Reinvestment Plan, upon conversion, redemption or maturity of the Pembina Debentures and upon exercise of the Pembina Options and pursuant to rights issued under Pembina Shareholder Rights Plan, each on the terms as publicly disclosed on or prior to the date hereof, there are no options, warrants or other rights, shareholder rights plans, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Pembina of any shares of Pembina or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of Pembina. All outstanding Pembina Shares and Pembina Debentures have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights, and all Pembina Shares issuable upon conversion, redemption or maturity of outstanding Pembina Debentures and upon exercise of the Pembina Options in accordance with their respective terms will be duly authorized and validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights.

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(l) No Orders. No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, the Pembina Shares or any other securities of Pembina has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of Pembina, are contemplated or threatened under any applicable Laws or by any other Governmental Entity.

(m) Material Agreements. Pembina and its Subsidiaries have not entered into any material agreements which are required to be filed by Pembina under National Instrument 51-102 – Continuous Disclosure Obligations, except for those agreements which have been so filed by Pembina. Pembina has provided Provident with true and complete copies of all contracts, agreements and commitments entered into by Pembina and its Subsidiaries which are material to Pembina and its Subsidiaries (taken as a whole), and all such material agreements, whether or not provided to Provident, are valid and subsisting and none of Pembina or its Subsidiaries, or to the knowledge of Pembina, any counterparty to such material agreements, is in material default under any such agreements.

(n) Non-Competition Agreements. Except as disclosed in writing to Provident by Pembina on or prior to the date hereof, neither Pembina nor any of its Subsidiaries is a party to or bound by any non-competition agreement, exclusivity agreement or any other agreement, commitment, understanding or obligation which purports to limit the manner or the localities or regions in which all or any portion of the business of Pembina or its Subsidiaries is or is reasonably expected to be conducted, and the execution, delivery and performance of this Agreement and the completion of the Arrangement does not and will not result in the restriction of Pembina or any of its Subsidiaries from engaging in their business or from competing with any Person as described above.

(o) Filings. Pembina has filed all documents required to be filed by it with all applicable Governmental Entities and all such documents were, as of their respective dates, in compliance in all material respects with all applicable Laws and at the time filed did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(p) Books and Records. The records and minute books of Pembina and its Subsidiaries and their respective predecessors have been maintained substantially in accordance with all applicable Laws and are complete and accurate in all material respects.

(q) Reports. As of their respective dates, (i) Pembina's audited financial statements as at and for the fiscal year ended December 31, 2010 and unaudited financial statements as at and for the three and nine months ended September 30, 2011, and following their filing by Pembina, if filed prior to the Effective Date, Pembina's audited financial statements as at and for the fiscal year ended December 31, 2011, and in each case the related management's discussion and analysis (collectively the "Pembina Financial Statements"), (ii) Pembina's Annual Information Form dated March 31, 2011 (including all documents incorporated by reference therein), (iii) Pembina's information circular dated April 4, 2011 for its annual meeting of shareholders held on May 26, 2011, (iv) all Pembina press releases and material change reports or similar documents filed with any Securities Regulators since December 31, 2010, and (v) all prospectuses or other offering documents used by Pembina in the offering of its securities or filed with Securities Regulators since December 31, 2010 are all the financial statements, forms, reports, prospectuses or other documents required to be filed by virtue of the applicable securities Laws since December 31, 2010, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading and complied in all material respects with all applicable Laws. Since December 31, 2010, Pembina has not filed any material change reports which continue to be confidential. The Pembina Financial Statements and all financial statements of Pembina and its Subsidiaries included or incorporated by reference in such forms, statements, prospectuses and other offering documents were prepared in accordance with Canadian GAAP (except (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Pembina's independent auditors or (ii) in the case of unaudited interim statements, to the extent they are subject to normal year-end adjustments), and fairly present the consolidated financial position, results of operations and cash flows of Pembina and its Subsidiaries as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments) and reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of Pembina and its Subsidiaries on a consolidated basis. There has been no change in Pembina accounting policies, except as described in the notes to the Pembina Financial Statements, since December 31, 2010.

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(r) Absence of Undisclosed Liabilities. Except as disclosed in writing to Provident by Pembina on or before the date hereof, Pembina has no material obligations or liabilities of any nature (matured or unmatured, fixed or contingent), other than:

(i)	those set forth or adequately provided for in the balance sheet included in Pembina's unaudited financial statements as at and for the three and nine months ended September 30, 2011 (the "Pembina Balance Sheet");
(ii)	those incurred in the ordinary course of business and not required to be set forth in the Pembina Balance Sheet under Canadian GAAP;
(iii)	those incurred in the ordinary course of business since the Pembina Balance Sheet Date and consistent with past practice; and
(iv)	those incurred in connection with the execution of this Agreement.

(s) No Material Adverse Change. Since December 31, 2010: (i) Pembina and its Subsidiaries have conducted their businesses only in the ordinary and normal course, (ii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Pembina and its Subsidiaries, taken as a whole, has been incurred other than in the ordinary course of business, and (iii) there has not been any Material Adverse Change in respect of Pembina and its Subsidiaries, taken as a whole.

(t) Conduct of Business. Except as publicly disclosed by Pembina on or prior to the date hereof, since December 31, 2010 neither Pembina nor any of its Subsidiaries has taken any action that would be in violation of subsections 5.1(a), 5.1(b) and 5.1(c) if such provision had been in effect since that date, other than violations which would not have any Material Adverse Effect on Pembina, or would not significantly impede Pembina's ability to consummate the Arrangement contemplated hereby.

(u) Environmental. Except as disclosed in writing to Provident by Pembina on or before the date hereof:

(i)	there have not occurred any material spills, emissions or pollution on any property of Pembina or its Subsidiaries as a result of their operations, nor has Pembina or any of its Subsidiaries been subject to any stop orders, control orders, clean-up orders or reclamation orders under applicable Environmental Laws. All operations of Pembina and its Subsidiaries have been and are now being conducted in compliance with all applicable Environmental Laws. Neither Pembina nor any or its Subsidiaries is aware of, or is subject to:
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(A)	any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction, or expenditures; or
(B)	any demand or notice with respect to the breach of any Environmental Laws applicable to Pembina or any of its Subsidiaries, including any regulations respecting the use, storage, treatment, transportation, or disposition of any Hazardous Substances.
(ii)	in the ordinary course of its business, Pembina periodically reviews the effect of Environmental Laws on various business, operations and properties of Pembina and its Subsidiaries, in the course of which it identifies and evaluates associated costs and liabilities (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws, or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties). On the basis of such review, Pembina has reasonably concluded that there are no such associated costs and liabilities that would be material to Pembina and its Subsidiaries, taken as a whole.

(v) Title. Pembina and its Subsidiaries have good and sufficient title to their real property interests including fee simple estate of and in real property, leases, easements, rights of way, permits or licenses from landowners or authorities permitting the use of land by Pembina and its Subsidiaries necessary to permit the operation of its business as presently owned and conducted. Pembina does not have any knowledge nor is aware of any defects, failures or impairments in the title of Pembina to its assets, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party.

(w) Facilities. Except as disclosed in writing to Provident by Pembina on or prior to the date hereof, to the best of its knowledge, information and belief, the equipment, facilities, buildings, structures, improvements and other appurtenances on real property of Pembina and its Subsidiaries, as applicable, relating thereto are in good operating condition and in a good state of maintenance and repair, each is operated in accordance with good industry practice; each is adequate and suitable for the purpose for which it is currently being used and none thereof, nor the operation or maintenance thereof, violates any restrictive covenant or any applicable Law or encroaches any property owned by others.

(x) No Encumbrances. Pembina has not encumbered or alienated its interest in its assets or agreed to do so and such assets are free and clear of all Encumbrances except for such Encumbrances as are disclosed in any governmental registry or arising in the ordinary course of business or are typically permitted encumbrances for assets of this nature.

(y) Licenses. Each of Pembina and its Subsidiaries has obtained and is in compliance in all material respects with all licenses, permits, certificates, consents, orders, grants and other authorizations of or from any Governmental Entity necessary to conduct its businesses as they are now being or are proposed to be conducted.

(z) Compliance with Laws. Pembina and its Subsidiaries have complied with and are not in violation of any applicable Laws in all material respects.

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(aa) Long Term and Derivative Transactions. Except as disclosed in the Pembina Financial Statements or as disclosed in writing to Provident by Pembina on or prior to the date hereof, Pembina has no material obligations or liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, production sales transactions having terms greater than 90 days or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions.

(bb) Insurance. Policies of insurance are in force naming Pembina or its applicable Subsidiary as an insured that adequately cover all risks as are customarily covered by participants in the industry in which Pembina operates. All such policies shall remain in force and effect (subject to taking into account insurance market conditions and offerings and industry practices) and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement.

(cc) Indebtedness To and By Officers, Directors and Others. None of Pembina or any of its Subsidiaries is indebted to any of the directors, officers, employees or consultants of Pembina or any of its Subsidiaries or any of their respective associates or affiliates or other parties not at arm's length to Pembina or any of its Subsidiaries, except for amounts due as normal compensation or reimbursement of ordinary business expenses, nor is there any indebtedness owing by any such parties to Pembina.

(dd) Possession of Intellectual Property. Pembina and its Subsidiaries own or possess adequate patents, patent rights, licenses, inventions, copyrights, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks, trade names or other intellectual property necessary to carry on the business now operated by them, and neither Pembina nor any Subsidiary has received any written notice or claim challenging Pembina or its Subsidiaries respecting the validity of, use of or ownership of the processes and technology, and to the knowledge of Pembina, there are no facts upon which such a challenge could be made.

(ee) Funds Available. Pembina has sufficient funds available to pay the amounts that may be payable pursuant to Section 7.3 or 7.4.

(ff) Investment Canada Act. Pembina is not a non-Canadian within the meaning of the Investment Canada Act.

(gg) Corrupt Practices Legislation.

(i)	To the knowledge of Pembina, neither it nor any of its Subsidiaries has, directly or indirectly, (A) made or authorized any contribution, payment or gift of funds or property to any official, employee or agent of any governmental agency, authority or instrumentality of any jurisdiction or any official of any public international organization or (B) made any contribution to any candidate for public office, in either case, where either the payment or the purpose of such contribution, payment or gift was, is, or would be prohibited under the U.S. Foreign Corrupt Practices Act of 1977, as amended, the Corruption of Foreign Public Officials Act (Canada) or the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) or the rules and regulations promulgated thereunder;
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(ii)	during the periods of the Pembina Financial Statements, the operations of Pembina and its Subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements and the money laundering statutes and the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the "Money Laundering Laws"). To the best knowledge of Pembina, no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving Pembina or any of its Subsidiaries with respect to the Money Laundering Laws is pending or threatened; and
(iii)	neither Pembina nor any of its Subsidiaries nor, to the knowledge of Pembina, any director, officer, agent, employee or affiliate of Pembina or any of its Subsidiaries has had any sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department ("OFAC") imposed upon such Person; and neither Pembina nor any of its Subsidiaries is in violation of any of the economic sanctions of the United States administered by OFAC or any Law or executive order relating thereto (the "U.S. Economic Sanctions").

(hh) Place of Principal Offices. The principal offices of Pembina are not located within the United States.

(ii) Foreign Private Issuer. As of the date hereof, Pembina is a "foreign private issuer" within the meaning of Rule 405 of Regulation C adopted by the SEC under the U.S. Securities Act.

(jj) Investment Company. To the knowledge of Pembina, neither Pembina nor any of its Subsidiaries is registered or is required to be registered as an "investment company" within the meaning of the United States Investment Company Act of 1940, as amended.

(kk) HSR Act. Pembina, including all entities "controlled by" Pembina for purposes of the HSR Act, does not and prior to completion of the Arrangement will not, hold assets located in the United States with a fair market value in excess of U.S.$66.0 million in the aggregate. During the 12-month period ended December 31, 2010, (i) Pembina and its Subsidiaries did not make sales in or into the United States in excess of U.S.$66.0 million in the aggregate, and (ii) the assets that Pembina and its Subsidiaries hold as of immediately prior to completion of the Arrangement did not generate sales in or into the United States in excess of U.S.$66.0 million in the aggregate.

(ll) Disclosure. The data and information in respect of Pembina and its Subsidiaries and their respective assets, liabilities, businesses, affairs and operations provided by or on behalf of Pembina to or on behalf of Provident was and is accurate and correct in all material respects as at the respective dates thereof and does not omit any data or information necessary to make any data or information provided not materially misleading as at the respective dates thereof.

(mm) PFIC Matters. Pembina was not classified as a "passive foreign investment company" (a "PFIC") within the meaning of Section 1297 of the U.S. Tax Code in respect of its fiscal year ended December 31, 2011, and it does not expect to be classified as a PFIC in respect of its current fiscal year.

(nn) SEC Registration. As of the date hereof, no class of Pembina securities is registered or required to be registered pursuant to Section 12 of the U.S. Exchange Act. However, Pembina understands and acknowledges that upon completion of the Arrangement, the Pembina Shares will be deemed to be registered pursuant to Section 12 of the U.S. Exchange Act and Pembina will be deemed to be a successor registrant to Provident under the U.S. Exchange Act.

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SCHEDULE D

REPRESENTATIONS AND WARRANTIES OF PROVIDENT

(a) Organization and Qualification. Each of Provident and its Subsidiaries is a corporation or partnership duly incorporated or formed, as applicable, validly existing and in good standing under the Laws of its jurisdiction of incorporation or formation and has the requisite corporate or partnership power and authority to own its properties as now owned and to carry on its business as it is now being conducted. Provident is, and its Subsidiaries are, duly registered to do business and each is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities makes such registration necessary, except where the failure to be so registered or in good standing would not materially adversely affect Provident and its Subsidiaries taken as a whole. Copies of the constating documents of Provident and its Subsidiaries, together with all amendments to date, have been provided to Pembina and are accurate and complete as of the date hereof and have not been amended or superseded.

(b) Authority Relative this Agreement. Provident has the requisite corporate authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the participation by Provident in the Arrangement contemplated hereby have been duly authorized by Provident's board of directors and, subject to such approval of Provident Shareholders as is stipulated by the Court in the Interim Order, no other corporate proceedings on the part of Provident are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by Provident and constitutes a legal, valid and binding obligation of Provident enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c) Subsidiaries. Provident has no Subsidiaries other than as disclosed in writing to Pembina by Provident on or prior to the date hereof. None of Provident's Subsidiaries is currently prohibited, directly or indirectly, from paying any dividends to Provident, from making any other distribution on such Subsidiary's capital stock, from repaying to Provident any loans or advances to such Subsidiary from Provident.

(d) Ownership of Subsidiaries. Except as disclosed in writing to Pembina by Provident on or prior to the date hereof, Provident is the beneficial direct or indirect owner of all of the outstanding shares and other ownership interests of Provident's Subsidiaries with good title thereto free and clear of any and all Encumbrances, except for security interests in such securities for the interests of the lender's under Provident's credit facilities. There are no options, warrants or other rights, plans, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by any of Provident's Subsidiaries of any securities of Provident's Subsidiaries or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of any of Provident's Subsidiaries. All outstanding securities of Provident's Subsidiaries have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor where they issued in violation of, any pre-emptive right.

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(e) No Violations; Absence of Defaults and Conflicts.

(i)	neither Provident nor any of its Subsidiaries is in violation of its constating documents or by-laws or in default in the performance or observance of any obligation, agreement, covenant or condition contained in any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which Provident or any of its Subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Provident or any of its Subsidiaries is bound;
(ii)	except as disclosed in writing to Pembina by Provident on or prior to the date hereof, neither the execution and delivery of this Agreement by Provident nor the consummation of the Arrangement contemplated hereby nor compliance by Provident with any of the provisions hereof will: (A) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any Encumbrance upon any of the properties or assets of Provident or any of its Subsidiaries or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of (1) their respective charter or by-laws or (2) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which Provident or any of its Subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Provident or any of its Subsidiaries is bound; or (B) subject to compliance with the statutes and regulations referred to below, violate any Laws, judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Provident or any of its Subsidiaries or any of their respective properties or assets; or (C) cause the suspension or revocation of any authorization, consent, approval or license currently in effect; and
(iii)	other than in connection with or in compliance with the provisions of applicable Canadian Securities Laws, U.S. Securities Laws, the ABCA, the Competition Act, the HSR Act, the CT Act, the National Energy Board Act or other similar applicable Laws (including any Laws that regulate competition, antitrust, foreign investment or transportation), the terms of the Interim Order and the Final Order in respect of the Arrangement and the filing of the Articles of Arrangement, (A) there is no legal impediment to Provident's consummation of the Arrangement, and (B) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of Provident in connection with the consummation of the Arrangement.

(f) Litigation. Except as disclosed in writing to Pembina by Provident on or prior to the date hereof, there are no actions, suits, proceedings or investigations by Governmental Entities pending or, to the knowledge of Provident, threatened, affecting or that would reasonably be expected to materially affect Provident or any of its Subsidiaries or affecting or that would reasonably be expected to materially affect any of their property or assets at Law or equity or before or by any court or Governmental Entity which action, suit, proceeding or investigation involves a possibility of any judgment against or liability of Provident or any of its Subsidiaries which, if successful, would materially affect Provident or would significantly impede the ability of Provident to consummate the Arrangement. Neither Provident nor its Subsidiaries is subject to any outstanding order, writ, injunction or decree that has or would materially affect Provident or would significantly impede the ability of Provident to consummate the Arrangement.

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(g) Tax Returns Filed and Taxes Paid.

(i)	Except as disclosed in writing to Pembina by Provident on or before the date hereof, all Tax Returns required to be filed by or on behalf of Provident or any of its Subsidiaries have been duly filed on a timely basis and such Tax Returns are true, complete and correct in all material respects. All Taxes shown to be payable on the Tax Returns or on subsequent assessments or reassessments with respect thereto have been paid in full on a timely basis other than Taxes being contested in good faith and for which adequate reserves in accordance with Canadian GAAP have been established, and no other Taxes are payable by Provident or any of its Subsidiaries with respect to items or periods covered by such Tax Returns;
(ii)	Provident and its Subsidiaries have duly and timely paid all Taxes, including all installments on account of Taxes for the current year, that are due and payable by them whether or not assessed by the appropriate Governmental Entity;
(iii)	for all periods ended on and before December 31, 2010, Provident has made available to Pembina for review originals or true and complete copies of: (A) material portions of income tax audit reports, statements of deficiencies, closing or other agreements or correspondence concerning assessments, reassessments or audits pursuant to which a Governmental Entity has proposed amendments to previously filed Tax Returns received by or on behalf of Provident of any of its Subsidiaries relating to Taxes; (B) any material federal, provincial, state, local or foreign income or franchise Tax Returns for Provident and its Subsidiaries dating back to the 2005 taxation year; and (C) all material written communications to or from any Governmental Entity relating to the Taxes of Provident and its Subsidiaries over such period have been made available to Pembina;
(iv)	except as disclosed in writing to Pembina by Provident on or before the date hereof: (A) neither Provident nor any of its Subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, nor, to the knowledge of Provident, has such an event been asserted or threatened against Provident and its Subsidiaries, or any of them, or any of their respective assets; (B) no waiver or extension of any statute of limitations is in effect with respect to Taxes or Tax Returns of Provident or any of its Subsidiaries and no request for any such waiver or extension is currently pending; (C) no audit by any Governmental Entity of Provident or any of its Subsidiaries is in process, to the knowledge of Provident, threatened; and (D) no written claim has been made to Provident or any of its Subsidiaries by any Governmental Entity in a jurisdiction where Provident and its Subsidiaries do not file Tax Returns that they are or may be subject to taxation by that jurisdiction;
(v)	Provident has or will furnish Pembina with originals or copies of all elections, designations or similar filings relating to Taxes and any agreement or other arrangement in respect of Taxes or Tax Returns that has effect for any period ending after the Effective Date;
(vi)	Provident has made available to Pembina originals or true and complete copies of all notices of assessments that have been received in respect of income, sales (including goods and services, harmonized sales and provincial or territorial sales) and capital tax liabilities of Provident and its Subsidiaries for all taxation years or periods ending prior to and including the taxation year or period ended December 31, 2010;
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(vii)	each of Provident and its Subsidiaries has duly and timely withheld all Taxes and other amounts required by Law to be withheld by it (including Taxes and other amounts required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the account or benefit of any Person, including any employee, officer or director and any non-resident Person), and has duly and timely remitted to the appropriate Governmental Entity such Taxes and other amounts required by Law to be remitted by it. Each of Provident and its Subsidiaries has complied in all material respects with all Tax information reporting provisions of all applicable Laws;
(viii)	each of Provident and its Subsidiaries has duly and timely collected or self-assessed all amounts on account of any sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by Law to be collected by it and have duly and timely remitted to the appropriate Governmental Entity any such amounts required by Law to be remitted by it;
(ix)	none of sections 17 or 78 or 80, 80.01, 80.02, 80.03 or 80.04 of the Tax Act, or any equivalent provision of the Tax legislation of any province or any other jurisdiction, have applied or will apply to any of Provident or its Subsidiaries at any time up to and including the Effective Time;
(x)	none of Provident and its Subsidiaries has acquired property from, or transferred property to, a non-arm's length Person, within the meaning of the Tax Act, for consideration the value of which is less than the fair market value of the property acquired or transferred or, in the case where such consideration included debt payable by the acquiror, for debt with a principal amount which is less than the fair market value of the property acquired or transferred in consideration of such debt;
(xi)	for all transactions between any of Provident and its Subsidiaries and any non-resident Person with whom Provident or its Subsidiaries was not dealing at arm's length during a taxation year commencing after 2005 and ending on or before the Effective Date, each of Provident and its Subsidiaries has made or obtained records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Tax Act;
(xii)	there are no reserves under the Tax Act, the U.S. Tax Code or any equivalent federal, provincial or territorial statute to be claimed by any of Provident or its Subsidiaries;
(xiii)	there are no Tax liens or security interests on any of the assets of Provident or any of its Subsidiaries that arose in connection with the failure, or alleged failure, to pay any Taxes;
(xiv)	except as disclosed in writing to Pembina by Provident on or before the date hereof, neither Provident nor any of its Subsidiaries (A) has any liability for the Taxes of any other Person, (B) has ever filed, or has ever been required to file, a consolidated, combined or unitary Tax Return with any other entity, (C) is a party to, or has any obligation under, any agreement or arrangement relating to the sharing, allocation or indemnification of Taxes, or any similar agreement, contract or arrangement (collectively, "Tax Sharing Agreements"), or (D) has any liability for the Taxes of any Person as a transferee, successor or agent, by contract or otherwise;
(xv)	the aggregate tax attributes of Provident and its Subsidiaries as of September 30, 2011 are not lower than as disclosed in writing to Buyer by Provident on or prior to the date hereof and Provident has not undertaken any transactions out of the ordinary course of its business in the period beginning on October 1, 2011 and ending on the date hereof which would result in a material reduction in such aggregate tax attributes;
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(xvi)	neither Provident nor any of its Subsidiaries has constituted a "distributing corporation" or a "controlled corporation" (within the meaning of Section 355(a)(1)(A) of the U.S. Tax Code) in a distribution of shares qualifying for tax-free treatment under Section 355 of the U.S. Tax Code (A) in the two years prior to the date of this Agreement or (B) in a distribution that could otherwise constitute part of a "plan" or "series of related transactions" (within the meaning of Section 355(e) of the U.S. Tax Code) in conjunction with the transactions contemplated by this Agreement;
(xvii)	any adjustment of Taxes of Provident or any of its Subsidiaries made by the IRS, which adjustment is required to be reported to the appropriate state, local or foreign Governmental Entities, has been so reported;
(xviii)	neither Provident nor any of its Subsidiaries has executed or entered into a closing agreement pursuant to Section 7121 of the U.S. Tax Code or any similar provision of state, local or foreign law, and neither Provident nor any of its Subsidiaries is subject to any private letter ruling of the IRS or comparable ruling of any other Governmental Entity which may apply after the Effective Date;
(xix)	neither Provident nor any of its Subsidiaries nor, to the knowledge of Provident, any of its affiliates, has taken or agreed to take, or has failed to take, any action, nor is Provident or any of its Subsidiaries aware of any fact, agreement, plan or other circumstance, that would prevent the Arrangement from constituting a transaction qualifying as a reorganization under Section 368(a) of the U.S. Tax Code;
(xx)	there is no contract, agreement, plan or arrangement covering any person that, individually or collectively, could give rise to the payment by a Provident Subsidiary that is a U.S. person of any amount that would not be deductible by such Subsidiary solely by reason of Section 162(m) of the U.S. Tax Code; and
(xxi)	neither Provident nor any of its Subsidiaries has participated in any reportable transaction within the meaning of U.S. Treasury Regulations Section 1.6011-4(b).

(h) Tax Reserves. Provident has paid or provided adequate accruals in its consolidated audited financial statements for the year ended December 31, 2010 and in its consolidated unaudited financial statements for the three and nine months ended September 30, 2011 for Taxes, including income taxes and related future income taxes, in conformity with Canadian GAAP.

(i) Reporting Issuer Status. Provident is a reporting issuer (where such concept exists) in all provinces of Canada and is in material compliance with all applicable Canadian Securities Laws therein. The Provident Shares are registered pursuant to the U.S. Exchange Act and Provident is in material compliance with all applicable U.S. Securities Laws. The Provident Shares and the Provident Debentures are listed and posted for trading on the TSX and the Provident Shares are listed and posted for trading on the NYSE and Provident is in material compliance with the rules of the TSX and the NYSE.

(j) Capitalization. The authorized share capital of Provident consists of an unlimited number of Provident Shares. There are issued and outstanding no more than 274,300,000 Provident Shares and there are no other shares of any class or series outstanding. There are no more than 30,100,000 Provident Shares issuable upon the conversion of Provident Debentures. Except as set forth above, and other than Provident Shares issuable pursuant to the Provident DRIP (it being understood that Provident shall suspend and keep suspended the Provident DRIP immediately following execution of this Agreement) and the Provident Debentures and pursuant to rights issued under the Provident Shareholder Rights Plan, each on the terms as publicly disclosed on or prior to the date hereof, there are no options, warrants or other rights, shareholder rights plans, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Provident of any shares of Provident or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of Provident. All outstanding Provident Shares and Provident Debentures have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights, and all Provident Shares issuable upon conversion of outstanding Provident Debentures in accordance with their respective terms will be duly authorized and validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights.

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(k) Equity Monetization Plans. Other than the Provident CRSUs, the Provident PSUs and the Provident RSUs as disclosed in writing to Pembina by Provident on or prior to the date hereof, there are no outstanding stock appreciation rights, phantom equity, profit sharing plan or similar rights, agreements, arrangements or commitments payable to any director, officer or employee of Provident or its Subsidiaries and which are based upon the share price, revenue, value, income or any other attribute of Provident or its Subsidiaries and all such Provident CRSUs, Provident PSUs and Provident RSUs outstanding are subject only to the terms and conditions of the Provident LTI Plans (true and complete copies of which have been provided to Pembina prior to the date hereof) and the applicable grant agreements pursuant to which such awards were granted (a true and complete copy of the form of which has been provided to Pembina prior to the date hereof and none of the grant agreements entered into in respect of outstanding Provident CRSUs, Provident PSUs and Provident RSUs contain any material departures from such form of agreement) and in certain circumstances the Provident Employment Agreements.

(l) No Orders. No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, the Provident Shares or any other securities of Provident has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of Provident, are contemplated or threatened under any applicable Laws or by any other Governmental Entity.

(m) Material Agreements. Provident and its Subsidiaries have not entered into any material agreements which are required to be filed by Provident under National Instrument 51-102 – Continuous Disclosure Obligations, except for those agreements which have been so filed by Provident. Provident has publicly filed on SEDAR a true and complete copy of the Provident Debenture Indenture, including all amendments and supplements thereto as defined herein. Provident has provided Pembina with originals or true and complete copies of all contracts, agreements and commitments entered into by Provident and its Subsidiaries which are material to Provident and its Subsidiaries (taken as a whole), and all agreements material to Provident and its Subsidiaries, whether or not provided to Pembina, are valid and subsisting and none of Provident or its Subsidiaries, or to the knowledge of Provident, any counterparty to such material agreements, is in material default under any such agreements.

(n) Non-Competition Agreements. Except as disclosed in writing to Pembina by Provident prior to the date hereof, neither Provident nor any of its Subsidiaries is a party to or bound by any non-competition agreement, exclusivity agreement or any other agreement, commitment, understanding or obligation which purports to limit the manner or the localities or regions in which all or any portion of the business of Provident or its Subsidiaries is or is reasonably expected to be conducted, and the execution, delivery and performance of this Agreement and the completion of the Arrangement does not and will not result in the restriction of Provident or any of its Subsidiaries from engaging in their business or from competing with any Person as described above.

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(o) Filings. Provident has filed all documents required to be filed by it with all applicable Governmental Entities and all such documents were, as of their respective dates, in compliance in all material respects with all applicable Laws and at the time filed did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(p) Books and Records. The records and minute books of Provident and its Subsidiaries and their respective predecessors have been maintained substantially in accordance with all applicable Laws and are complete and accurate in all material respects.

(q) Reports. As of their respective dates, (i) Provident's audited financial statements as at and for the fiscal year ended December 31, 2010 and unaudited financial statements as at and for the three and nine months ended September 30, 2011, and following their filing by Provident, if filed prior to the Effective Date, Provident's audited financial statements as at and for the fiscal year ended December 31, 2011, and in each case the related management's discussion and analysis (collectively, the "Provident Financial Statements"), (ii) each of Provident's Annual Information Form dated March 24, 2011 and its annual report on Form 40-F for the year ended December 31, 2010, and following their filing in accordance with subsection 5.2(o) of the Agreement, Provident's Annual Information Form for the year ended December 31, 2011 and its annual report on Form 40-F for the year ended December 31, 2011 (in each case including all documents incorporated by reference therein), (iii) Provident's information circular dated March 31, 2011 for its annual meeting of shareholders held on May 11, 2011, (iv) all Provident press releases and material change reports or similar documents filed with any Securities Regulators since December 31, 2010, and (v) all prospectuses or other offering documents used by Provident in the offering of its securities or filed with Securities Regulators since December 31, 2010 are all the financial statements, forms, reports, prospectuses or other documents required to be filed by virtue of the applicable securities Laws since December 31, 2010, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading and complied in all material respects with all applicable Laws. Since December 31, 2010, Provident has not filed any material change reports which continue to be confidential. The Provident Financial Statements and all financial statements of Provident and its Subsidiaries included or incorporated by reference in such forms, statements, prospectuses and other offering documents were prepared in accordance with Canadian GAAP (except (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Provident's independent auditors or (ii) in the case of unaudited interim statements, to the extent they are subject to normal year-end adjustments), and fairly present the consolidated financial position, results of operations and cash flows of Provident and its Subsidiaries as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments) and reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of Provident and its Subsidiaries on a consolidated basis. There has been no change in Provident accounting policies, except as described in the notes to the Provident Financial Statements, since December 31, 2010.

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(r) Absence of Undisclosed Liabilities. Provident has no material obligations or liabilities of any nature (matured or unmatured, fixed or contingent), other than:

(i)	those set forth or adequately provided for in the balance sheet included in Provident's unaudited financial statements as at and for the three and nine months ended September 30, 2011 (the "Provident Balance Sheet");
(ii)	those incurred in the ordinary course of business and not required to be set forth in the Provident Balance Sheet under Canadian GAAP;
(iii)	those incurred in the ordinary course of business since the Provident Balance Sheet Date and consistent with past practice; and
(iv)	those incurred in connection with the execution of this Agreement.

(s) No Material Adverse Change. Since December 31, 2010: (i) Provident and its Subsidiaries have conducted their businesses only in the ordinary and normal course, (ii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Provident and its Subsidiaries, taken as a whole, has been incurred other than in the ordinary course of business, and (iii) there has not been any Material Adverse Change in respect of Provident and its Subsidiaries, taken as a whole.

(t) Conduct of Business. Except as disclosed in writing to Pembina by Provident on or before the date hereof or as publicly disclosed by Provident on or prior to the date hereof, since December 31, 2010 neither Provident nor any of its Subsidiaries has taken any action that would be in violation of subsections 5.2(a), 5.2(b), 5.2(c) and 5.2(d) if such provisions had been in effect since that date, other than violations which would not have any Material Adverse Effect on Provident, or would not significantly impede Provident's ability to consummate the Arrangement contemplated hereby.

(u) Environmental. Except as disclosed as writing to Pembina by Provident on or before the date hereof:

(i)	there have not occurred any material spills, emissions or pollution on any property of Provident or its Subsidiaries as a result of their operations, nor has Provident or any of its Subsidiaries been subject to any stop orders, control orders, clean-up orders or reclamation orders under applicable Environmental Laws. All operations of Provident and its Subsidiaries have been and are now being conducted in compliance with all applicable Environmental Laws. Neither Provident nor any or its Subsidiaries is aware of, or is subject to:
(A)	any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction, or expenditures; or
(B)	any demand or notice with respect to the breach of any Environmental Laws applicable to Provident or any of its Subsidiaries, including any regulations respecting the use, storage, treatment, transportation, or disposition of any Hazardous Substances.
(ii)	in the ordinary course of its business, Provident periodically reviews the effect of Environmental Laws on various business, operations and properties of Provident and its Subsidiaries, in the course of which it identifies and evaluates associated costs and liabilities (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws, or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties). On the basis of such review, Provident has reasonably concluded that there are no such associated costs and liabilities that would be material to Provident and its Subsidiaries, taken as a whole.
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(v) Title. Except as disclosed in writing to Pembina by Provident on or prior to the date hereof, Provident and its Subsidiaries have good and sufficient title to their real property interests including fee simple estate of and in real property, leases, easements, rights of way, permits or licenses from landowners or authorities permitting the use of land by Provident and its Subsidiaries necessary to permit the operation of its business as presently owned and conducted. Except as disclosed in writing to Pembina by Provident on or prior to the date hereof, Provident does not have any knowledge nor is aware of any defects, failures or impairments in the title of Provident to its assets, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party.

(w) Facilities. To the best of its knowledge, information and belief, the equipment, facilities, buildings, structures, improvements and other appurtenances on real property of Provident and its Subsidiaries, as applicable, relating thereto are in good operating condition and in a good state of maintenance and repair, each is operated in accordance with good industry practice; each is adequate and suitable for the purpose for which it is currently being used and none thereof, nor the operation or maintenance thereof, violates any restrictive covenant or any applicable Law or encroaches any property owned by others.

(x) No Encumbrances. Except as disclosed in writing to Pembina by Provident on or prior to the date hereof, Provident has not encumbered or alienated its interest in its assets or agreed to do so and such assets are free and clear of all Encumbrances except for such Encumbrances as are disclosed in any governmental registry or arising in the ordinary course of business or are typically permitted encumbrances for assets of this nature.

(y) Licenses. Each of Provident and its Subsidiaries has obtained and is in compliance in all material respects with all licenses, permits, certificates, consents, orders, grants and other authorizations of or from any Governmental Entity necessary to conduct its businesses as they are now being or are proposed to be conducted.

(z) Compliance with Laws. Provident and its Subsidiaries have complied with and are not in violation of any applicable Laws in all material respects.

(aa) Long Term and Derivative Transactions. Except as disclosed in the Provident Financial Statements or as disclosed in writing to Pembina by Provident on or prior to the date hereof, Provident has no material obligations or liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, production sales transactions having terms greater than 90 days or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions.

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(bb) Employee Benefit Plans. Provident has provided to Pembina true, complete and correct copies of each health, medical, dental, welfare, supplemental unemployment benefit, bonus, profit sharing, option, insurance, incentive, incentive compensation, deferred compensation, share purchase, share-based compensation, disability, pension, retirement or supplemental retirement plan and each other employee or director compensation or benefit plan, agreement or arrangement whether written or unwritten, tax-qualified or non-qualified, funded or unfunded, for the benefit of directors or former directors of Provident and/or its Subsidiaries, consultants or former consultants of Provident and/ or its Subsidiaries, employees or former employees of Provident and/or its Subsidiaries, which are maintained by, contributed to, or binding upon Provident or any Subsidiary thereof or in respect of which the Provident or any Subsidiary thereof has any actual or potential liability (the "Provident Employee Plans"), and:

(i)	each Provident Employee Plan has been maintained and administered in material compliance with its terms and in accordance with applicable Laws;
(ii)	all required employer contributions under any such plans have been made in accordance with the terms thereof;
(iii)	each Provident Employee Plan that is required or intended to be qualified under applicable Law or registered or approved by a governmental agency or authority has been so qualified, registered or approved by the appropriate governmental agency or authority, and nothing has occurred since the date of the last qualification, registration or approval which could reasonably be expected to materially adversely affect, or cause, the appropriate governmental agency or authority to revoke such qualification, registration or approval;
(iv)	to the knowledge of Provident, there are no pending or anticipated claims against or otherwise involving any of the Provident Employee Plans and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Provident Employee Plan activities) has been brought against or with respect to any Provident Employee Plan;
(v)	no Provident Employee Plan is a "registered pension plan" as that term is defined in subsection 248(1) of the Income Tax Act (Canada);
(vi)	all material contributions, reserves or premium payments required to be made to the Provident Employee Plans have been timely made or accrued for in the books and records of Provident;
(vii)	Provident has no current or projected liability for or obligation to provide any retiree health and life benefits under any Provident Employee Plan or otherwise except as may be required by Law at the sole expense of the employee;
(viii)	the execution and delivery of this Agreement or the consummation of the transactions contemplated herein will not (either alone or in combination with any other event) (i) result in, cause the accelerated vesting of, funding or delivery of, or increase the amount or value of, any payment or benefit to any current or former employee, officer, or director of Provident or any of its Subsidiaries under any Provident Employee Plans, (ii) limit the right of Provident of any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Provident Employee Plan or related trust or (iii) in respect of any individuals who are subject to taxation in the United States, result in the payment of any amount that, individually or in combination with any other such payment, right, or benefit constitutes an "excess parachute payment", as defined in Section 280G(b)(1) of the U.S. Tax Code. No Provident Employee Plan provides for the gross-up or reimbursement of Taxes under Section 409A or Section 4999 of the U.S. Tax Code or any similar provision of applicable Law; and
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(ix)	Neither Provident nor any of its ERISA Affiliates maintain, sponsor, contribute to or have any liability in respect of any employee benefit plan, contract or arrangement that is subject to ERISA.

(cc) Employment Agreements and Collective Agreements.

(i)	Except as disclosed in writing to Pembina by Provident on or prior to the date hereof, neither Provident nor any Subsidiary of Provident is a party to, nor is engaged in any negotiations with respect to, any employment agreement with any officer or employee or any written or oral agreement, arrangement or understanding, providing for severance, termination or change of control payments to any Provident employee; provided that, severance or termination payments made to non-officer employees in the ordinary course of business shall not be subject to the foregoing. Except as disclosed in writing to Pembina by Provident on or prior to the date hereof, Provident and its Subsidiaries have no obligations to pay any amounts to any current or former directors, officers, employees or consultants of Provident or any of its Subsidiaries as a result of the execution, deliver and performance of this Agreement or the completion of the Arrangement ad the transactions contemplated by this Agreement;
(ii)	except as disclosed in writing to Pembina by Provident on or prior to the date hereof, neither Provident nor any Subsidiary of Provident is a party to, nor is engaged in any negotiations with respect to, any collective bargaining or union agreement, any actual or threatened application for certification or bargaining rights or letter of understanding, with respect to any current or former employee of Provident or any of its Subsidiaries. Except as disclosed in writing to Pembina by Provident on or prior to the date hereof, no trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any of Provident or any of its Subsidiaries employees by way of certification, interim certification, voluntary recognition, or succession rights of any employee of Provident or any of its Subsidiaries. During the last five years, no Person has petitioned and no Person is now petitioning, for union representation of any of the employees of Provident or any of its Subsidiaries.
(iii)	neither Provident nor any of its Subsidiaries has any direct or indirect liability with respect to any misclassification of any Person as an independent contractor rather than as an employee or as exempt rather than non-exempt, or with respect to any employee leased from another employer, and no individual who has performed services for Provident or any of its Subsidiaries has been improperly included or excluded from participation in any Provident Employee Plan;
(iv)	to the knowledge of Provident, there is no labour strike, dispute, lock-out work slowdown or stoppage pending or involving or, to the knowledge of Provident, threatened against Provident or any Subsidiary of Provident. No trade union has applied to have Provident or a Subsidiary of Provident declared a related successor, or common employer pursuant to the Labour Relations Code (Alberta) or any similar legislation in any jurisdiction in which Provident or any Subsidiary of Provident carries on business;
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(v)	neither Provident nor any of its Subsidiaries has engaged in any unfair labour practice and no unfair labour practice complaint, grievance or arbitration proceeding is pending or, to the knowledge of Provident, threatened against Provident or any of its Subsidiaries;
(vi)	Provident and each of its Subsidiaries are in material compliance with all terms and conditions of employment and all Laws respecting employment, including pay equity, human rights, privacy, employment standards, worker's compensation occupational health and safety, the calculation and payment of wages, equal employment opportunity, affirmative action, and other hiring practices, immigration, unemployment, the payment of social security and other taxes, employment standards, employment of minors, labor relations, unions, withholding, wages and hours and overtime of any kind, insurance, pay equity, employee classification, family and medical leave, and where applicable the United States Immigration Reform and Control Act and any similar applicable Laws, and there are no outstanding any actual or threatened claims, complaints, investigations or orders under any such Laws;
(vii)	all amounts due or accrued for all salary, wages, bonuses, commissions, vacation with pay, and other employee benefits in respect of current or former directors, officers, employees or consultants of Provident or any of its Subsidiaries which are attributable to the period before the Effective Date have been paid or are accurately reflected in the books and records of Provident;
(viii)	there are no outstanding assessments, penalties, fines liens, charges, surcharges, or other amounts due or owing by Provident or any of its Subsidiaries pursuant to any workers' compensation legislation and none of Provident or any of its Subsidiaries has been reassessed under such legislation and, to the knowledge of Provident, no audit of any of Provident or any of its Subsidiaries is currently being performed pursuant to any applicable worker's compensation legislation;
(ix)	there are no material charges pending with respect to Provident or its Subsidiaries under applicable occupational health and safety legislation. Provident and each of its Subsidiaries have complied in all material respects with the terms and conditions of applicable occupational health and safety legislation, as well as with any orders issued under applicable occupational health and safety legislation. There are no appeals of any material orders under applicable occupational health and safety legislation currently outstanding;
(x)	except as disclosed in writing to Pembina by Provident on or prior to the date hereof, there are no employees of Provident on leave for any reason, including a long-term disability leave or extended absence;
(xi)	except as disclosed in writing to Pembina by Provident on or prior to the date hereof, there are no retirees or terminated employees of Provident to whom Provident has any benefits responsibility or other continuing or contingent obligation;
(xii)	except as disclosed in writing to Pembina by Provident on or prior to the date hereof, no employees of Provident or consultant of Provident or any of its Subsidiaries has any agreement as to length of notice or severance payment required to terminate his or her employment or services. Neither Provident nor any of its Subsidiaries has an obligation to make any severance or termination payment to any employees of Provident or consultant of Provident or any of its Subsidiaries in excess of any amount payable under common law principles or the provisions of the applicable employment standards legislation;
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(xiii)	except as disclosed in writing to Pembina by Provident on or prior to the date hereof, none of the employees of Provident or consultant engaged by Provident in the year immediately prior to the date hereof has indicated to Provident that he, she or it intends to resign, retire or terminate his, her or its engagement with Provident as a result of the transactions contemplated by this Agreement or otherwise;
(xiv)	Provident has made available to Pembina originals or copies of all agreements, policies or practices used by Provident or any of its Subsidiaries in connection with employment or consulting services with Provident or any of its Subsidiaries, including any arrangement or practice of Provident regarding redundancy or severance payments, whether contractual, customary or discretionary; and
(xv)	to the knowledge of Provident, none of the employees of Provident or consultants of Provident is in violation of any non-competition, non-solicitation, non-disclosure or any similar agreement with any third party.

(dd) Insurance. Policies of insurance are in force naming Provident or its applicable Subsidiary as an insured that adequately cover all risks as are customarily covered by participants in the industry in which Provident operates. All such policies shall remain in force and effect (subject to taking into account insurance market conditions and offerings and industry practices) and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement.

(ee) Indebtedness To and By Officers, Directors and Others. None of Provident or any of its Subsidiaries is indebted to any of the directors, officers, employees or consultants of Provident or any of its Subsidiaries or any of their respective associates or affiliates or other parties not at arm's length to Provident or any of its Subsidiaries, except for amounts due as normal compensation or reimbursement of ordinary business expenses, nor is there any indebtedness owing by any such parties to Provident.

(ff) Possession of Intellectual Property. Provident and its Subsidiaries own or possess adequate patents, patent rights, licenses, inventions, copyrights, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks, trade names or other intellectual property necessary to carry on the business now operated by them, and neither Provident nor any Subsidiary has received any written notice or claim challenging Provident or its Subsidiaries respecting the validity of, use of or ownership of the processes and technology, and to the knowledge of Provident, there are no facts upon which such a challenge could be made.

(gg) Guarantees and Indemnification. Except for guarantees of Subsidiaries of Provident with respect to credit obligations of Provident or as disclosed in writing to Pembina by Provident on or prior to the date hereof, none of Provident or any of it Subsidiary is a party to or bound by any agreement of guarantee, indemnification (other than an indemnification of directors and officers in accordance with the by-laws of the respective corporation or Applicable Laws, and other than standard indemnity agreements in underwriting and agency agreements and in the ordinary course provided to service providers) or any like commitment in respect of the obligations, liabilities (contingent or otherwise) of indebtedness of any other Person, other than guarantees of obligations of any other Subsidiary of Provident or industry typical indemnifications arising in relation to indemnification of purchasers or vendors under purchase and sale agreements.

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(hh) No Insider Rights. No director, officer, insider or other party not at arm's length to Provident or any of its Subsidiaries has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty interest, participation interest or any other interest whatsoever, in any assets or properties of Provident or any of its Subsidiaries.

(ii) Funds Available. Provident has sufficient funds available to pay the amounts that may be payable pursuant to Section 7.2 or 7.4.

(jj) Corrupt Practices Legislation.

(i)	To the knowledge of Provident, neither it nor any of its Subsidiaries has, directly or indirectly, (A) made or authorized any contribution, payment or gift of funds or property to any official, employee or agent of any governmental agency, authority or instrumentality of any jurisdiction or any official of any public international organization or (B) made any contribution to any candidate for public office, in either case, where either the payment or the purpose of such contribution, payment or gift was, is, or would be prohibited under the U.S. Foreign Corrupt Practices Act of 1977, as amended, the Corruption of Foreign Public Officials Act (Canada) or the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) or the rules and regulations promulgated thereunder;
(ii)	during the periods of the Provident Financial Statements, the operations of Provident and its Subsidiaries are and have been conducted at all times in compliance with Money Laundering Laws. To the best knowledge of Provident, no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving Provident or any of its Subsidiaries with respect to the Money Laundering Laws is pending or threatened; and
(iii)	neither Provident nor any of its Subsidiaries nor, to the knowledge of Provident, any director, officer, agent, employee or affiliate of Provident or any of its Subsidiaries has had any sanctions administered by OFAC imposed upon such Person; and neither Provident nor any of its Subsidiaries is in violation of any U.S. Economic Sanctions.

(kk) Place of Principal Offices. The principal offices of Provident are not located within the United States.

(ll) Foreign Private Issuer. As of the date hereof, Provident is a "foreign private issuer" within the meaning of Rule 405 of Regulation C adopted by the SEC under the U.S. Securities Act.

(mm) Investment Company. To the knowledge of Provident, neither Provident nor any of its Subsidiaries is registered or is required to be registered as an "investment company" within the meaning of the United States Investment Company Act of 1940, as amended.

(nn) HSR Act. Provident does not own, directly or indirectly, any voting interest in any person that would require an additional filing by Pembina under the HSR Act in connection with the Arrangement.

(oo) Off-Balance Sheet Arrangements. Provident does not have any "off-balance sheet arrangements" as such term is defined in Form 40-F adopted by the SEC.

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(pp) Internal Controls. Subject to the limitations and qualification set forth in the Management's Report on Internal Control Over Financial Reporting dated March 9, 2011 set out on page 44 of the management's discussion and analysis of the financial position and results of operations of Provident Energy Trust for the year ended December 31, 2010, and based upon the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, Provident Energy Trust maintained as of December 31, 2010 effective internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the U.S. Exchange Act. Since December 31, 2010, there have been no changes in Provident's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, Provident's internal control over financial reporting and Provident's internal control over financial reporting have been implemented and maintained in the same manner in which Provident Energy Trust's internal control over financial reporting was implemented and maintained for the year ended December 31, 2010;

(qq) Disclosure Controls. Provident maintains and Provident Energy Trust maintained disclosure controls and procedures as defined in Rules 13a-15(e) and Rule 15d-15(e) under the U.S. Exchange Act. As of December 31, 2010, which was the most recent evaluation date of such controls and procedures, the disclosure controls and procedures of Provident Energy Trust were effective to ensure that all information concerning Provident Energy Trust required to be disclosed by Provident Energy Trust in reports filed with the SEC was made known, on a timely basis, to the management of Provident Energy Trust. Since December 31, 2010, there have been no changes in Provident's disclosure controls and procedures that have materially affected, or are reasonably likely to materially affect, Provident's disclosure controls and procedures and Provident's disclosure controls and procedures have been implemented and maintained in the same manner in which Provident Energy Trust's disclosure controls and procedures was implemented and maintained for the year ended December 31, 2010;

(rr) Sarbanes-Oxley Act. Provident is in compliance in all material respects with the provisions of the Sarbanes-Oxley Act of 2002 and the rules of the SEC thereunder applicable to Provident on the date hereof;

(ss) Financial Advisors. Except for TD Securities Inc., no financial advisor, broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission, or to the reimbursement of any of its expenses, in connection with the Arrangement. Provident has provided to Pembina a correct and complete copy of all agreements relating to the arrangements between it and its financial advisors as are in existence at the date hereof and agrees not to amend the terms of any such agreements relating to the payment of fees and expenses or indemnification without the prior written approval of Pembina.

(tt) Confidentiality Agreements. All agreements entered into by Provident with persons other than Pembina regarding the confidentiality of information provided to such persons or reviewed by such persons with respect to the sale of Provident or a substantial portion of its assets or any other business combination or similar transaction with another party are in industry typical form and Provident has not waived any standstill or other provisions of any of such agreements.

(uu) Disclosure. The data and information in respect of Provident and its Subsidiaries and their respective assets, liabilities, businesses, affairs and operations provided by or on behalf of Provident to or on behalf of Pembina was and is accurate and correct in all material respects as at the respective dates thereof and does not omit any data or information necessary to make any data or information provided not materially misleading as at the respective dates thereof.

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(vv) Terms of Material Agreements. Except as disclosed in writing to Pembina by Provident on or prior to the date hereof, none of the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby or pursuant to the Plan of Arrangement, will or has caused:

(i)	any breach of any material agreement to which Provident or any of its Subsidiaries or affiliates is or are party;
(ii)	the triggering of any Pre-Emptive Right under any material agreement to which Provident or any of its Subsidiaries or affiliates is or are party;
(iii)	the triggering of any Change of Control Provision under any material agreement to which Provident or any of its Subsidiaries or affiliates is or are party;
(iv)	the termination of or shortening of:
(A)	the term of any material agreement to which Provident or any of its Subsidiaries or affiliates is or are party; or
(B)	any term contained within any such agreement granting any manner of contractual right to Provident or its Subsidiaries or affiliates;
(v)	any requirement to replace, post or otherwise provide any form of credit assurance under or pursuant to any material agreement to which Provident or any of its Subsidiaries or affiliates is or are party; or
(vi)	the loss of any right of Provident or its Subsidiaries or affiliates (whether presently vested or vesting or arising in future) to acquire any interest in any property, facility or undertaking (including an incremental interest in any property, facility or undertaking in which Provident or any of its Subsidiaries or affiliates currently has or have an interest).

(ww) No Area of Mutual Interest, Exclusion or Non-Compete Provision. Except as disclosed in writing to Pembina by Provident on or prior to the date hereof, none of Provident or its Subsidiaries or affiliates are party to any material agreement containing any area of mutual interest or area of exclusion provisions or provisions precluding, preventing or otherwise constraining Provident or its Subsidiaries or affiliates from conducting business operations (whether directly or indirectly) within any particular geographical area, any particular industry or in competition with any third party.

(xx) PFIC Matters. Provident was not classified as a "passive foreign investment company" (a "PFIC") within the meaning of Section 1297 of the U.S. Tax Code in respect of its fiscal year ended December 31, 2011.

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APPENDIX C

INTERIM ORDER

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COURT FILE NUMBER	1201 - 02007	Clerk's Stamp "Clerk of the Court Filed February 17, 2012"

COURT	COURT OF QUEEN'S BENCH OF ALBERTA

JUDICIAL CENTRE	CALGARY

APPLICANT	PROVIDENT ENERGY LTD.

IN THE MATTER OF Section 193 of the Business Corporations Act, R.S.A. 2000,
c. B-9, as amended

AND IN THE MATTER OF a proposed arrangement involving Provident Energy Ltd., its shareholders, Pembina Pipeline Corporation and Pembina AcquisitionCo Inc., a wholly-owned subsidiary of Pembina Pipeline Corporation

DOCUMENT	INTERIM ORDER

ADDRESS FOR SERVICE AND CONTACT INFORMATION OF PARTY FILING THIS DOCUMENT	3700 Devon Tower 400 Third Avenue SW Calgary, Alberta T2P 4H2 Phone: 403-267-8140 Fax: 403-264-5973 Attention: Steven H. Leitl File No. 283399

DATE ON WHICH ORDER WAS PRONOUNCED: Friday, February 17, 2012

NAME OF JUDGE WHO MADE THIS ORDER: The Honourable Justice S.J. LoVecchio

UPON the application by Originating Application of Provident Energy Ltd. ("Provident") for an Order under Section 193 of the Business Corporations Act, R.S.A. 2000, c. B-9 as amended (the "ABCA") in connection with a proposed arrangement under Section 193 of the ABCA (the "Arrangement") involving Provident, the holders of common shares of Provident ("Provident Shares"), Pembina Pipeline Corporation ("Pembina") and Pembina AcquisitionCo Inc. ("AcquisitionCo"), a wholly-owned subsidiary of Pembina;

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AND UPON the application for an interim order giving direction for, among other things, the calling and holding of a meeting of the holders of Provident Shares ("Provident Shareholders") to consider and vote upon the proposed Arrangement;

AND UPON reading the said Originating Application and the Affidavit of Douglas J. Haughey, President and Chief Executive Officer of Provident, sworn February 17, 2012 (the "Affidavit") and the documents referred to therein;

AND UPON hearing counsel for Provident;

AND UPON noting that the Executive Director of the Alberta Securities Commission (the "Executive Director") has been served with notice of this application as required by subsection 193(8) of the ABCA and that the Executive Director neither consents to nor opposes this application;

FOR THE PURPOSES OF THIS ORDER:

(a)	all references to the "Arrangement" used herein means the arrangement proposed by Provident, as set forth in the plan of arrangement ("Plan of Arrangement") attached as Schedule A to the Arrangement Agreement dated January 15, 2012, which is attached as Appendix "B" to the draft joint information circular of Provident and Pembina to be dated February 17, 2012 attached as Exhibit "A" to the Affidavit (the "Information Circular"); and
(b)	the capitalized terms not defined in this Order shall have the meanings attributed to them in the Glossary of Terms in the Information Circular.

IT IS HEREBY ORDERED AND DIRECTED THAT:

General

1.	The proposed course of action is an "arrangement" within the definition of the ABCA and Provident may proceed with the Arrangement.
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2.	Provident shall seek approval of the Arrangement by Provident Shareholders in the manner set forth below.

Meeting of the Provident Shareholders

3.	Provident shall call and conduct a special meeting of Provident Shareholders (the "Provident Meeting") to be held on or about March 27, 2012 for the purpose of considering and voting upon a special resolution approving the Arrangement, substantially in the form set forth in Appendix "A" to the Information Circular, and such other business described in the Information Circular and as may properly be brought before the Provident Meeting or any adjournment thereof, all as more particularly described in the Information Circular.
4.	Subject to the express provisions of this Order, the Provident Meeting shall be called and conducted in accordance with the articles and bylaws of Provident and the ABCA.
5.	The Provident Arrangement Resolution approving the Arrangement must be passed by at least 66 2/3% of the votes cast by all Provident Shareholders present in person or represented by proxy at the Provident Meeting, with each Provident Shareholder being entitled to one vote for each Provident Share held.
6.	The record date for the Provident Meeting shall be the close of business on February 14, 2012 (the "Record Date"). Only Provident Shareholders whose names have been entered on the share register of Provident on the close of business on the Record Date will be entitled to receive notice of and to vote at the Provident Meeting, provided that, to the extent a Provident Shareholder transfers the ownership of any Provident Shares after the Record Date and the transferee of those securities establishes ownership of such securities and demands, not later than 10 days before the Provident Meeting, to be included in the list of Provident Shareholders eligible to vote at the Provident Meeting, such transferee will be entitled to vote those securities at the Provident Meeting.
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7.	A quorum at the Provident Meeting shall be two persons either present in person or represented by proxy at the Provident Meeting and representing in the aggregate not less than 25% of the votes attached to outstanding Provident Shares. If no quorum of Provident Shareholders is present within 30 minutes after the time fixed for holding the Provident Meeting, the Provident Meeting shall stand adjourned to a date not less than 7 nor more than 30 days later, as determined by the Chairman, at the same time and place. No notice of any adjourned Provident Meeting is required. At the adjourned Provident Meeting, the Provident Shareholders present in person or by proxy, entitled to vote at the Provident Meeting, will constitute a quorum for the adjourned Provident Meeting.

Dissent Rights

8.	The registered Provident Shareholders are, subject to the provisions hereof and the Arrangement, accorded the right of dissent under Section 191 of the ABCA with respect to the Arrangement Resolution, as modified by this Order.
9.	In order for a registered holder of Provident Shares to exercise such rights of dissent, a written objection to the Arrangement Resolution must be received by Provident care of its counsel by 5:00 p.m. (Calgary time) on March 23, 2012 and the Provident Shareholders exercising such rights of dissent must comply with the provisions of Section 191 of the ABCA, as modified by this Order. Furthermore, to the extent the provisions of Section 191 of the ABCA are inconsistent with Article 5 of the Plan of Arrangement, the provisions of Article 5 of the Plan of Arrangement shall apply. A registered holder of Provident Shares wishing to exercise rights of dissent may not have voted any of his or her Provident Shares in favour of the Arrangement Resolution, either by proxy or in person.
10.	The fair value of the Provident Shares shall be determined as of the close of business on the last business day before the day on which the Arrangement is approved by the Provident Shareholders and shall be paid to any validly dissenting Provident Shareholder by Provident as contemplated by the Plan of Arrangement and this Order.
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11.	Notice to the Provident Shareholders of their right of dissent with respect to the Arrangement Resolution and to receive, subject to the provisions of the ABCA and the Arrangement, the fair value of their Provident Shares shall be good and sufficiently given by including information with respect thereto in the Information Circular to be sent to Provident Shareholders in accordance with paragraph 13 of this Order.
12.	Any registered dissenting Provident Shareholder who duly exercises the right of dissent, as set out in paragraph 9 above, and who:
(a)	is determined to be entitled to be paid fair value for any Provident Shares, shall be deemed to have transferred those Provident Shares as of the Effective Time, without any further act or formality and free and clear of all liens, claims and encumbrances, to Provident for cancellation in consideration for a payment of cash from Provident equal to such fair value; or
(b)	is for any reason (including, for clarity, any withdrawal by a dissenting Provident Shareholder of their dissent) determined not to be entitled to be paid fair value for the Provident Shares, the dissenting Provident Shareholder shall be deemed to have participated in the Arrangement on the same basis and at the same time as any non-dissenting Provident Shareholder;

but in no case shall Provident, Pembina or AcquisitionCo, or any other person, be required to recognize such Provident Shareholder as a holder of Provident Shares at or after the Effective Date, and the name of such Provident Shareholder shall be deleted from the register of Provident Shares.

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Notice of the Provident Meeting

13.	The Information Circular, substantially in the form set forth in Exhibit "A" to the Affidavit filed herein, with amendments thereto as counsel for Provident may determine to be necessary or desirable (provided that such amendments are not inconsistent with the terms of this Order), shall be mailed by prepaid ordinary mail, at least 21 days prior to the date of the Provident Meeting, to the Provident Shareholders at the address for such holders as they appear in the records of Provident and to the directors and auditors of Provident. In calculating the 21 day period, the date of mailing shall be included and the date of the Provident Meeting shall be excluded.
14.	The accidental omission to give notice of the Provident Meeting, or the non-receipt of such notice by one or more of the aforesaid persons, shall not invalidate any resolution passed or proceedings taken at the Provident Meeting.
15.	The mailing of the Information Circular in accordance with the provisions of this Order shall constitute good and sufficient service in respect of the Application upon all persons who are entitled to receive such notice pursuant to this Order and no other form of service need be made and no other material need be served on such persons in respect of these proceedings, and service of the Originating Application and the Affidavit is dispensed with, except for service thereof on the Executive Director.

Adjournments and Postponements

16.	Provident, if it deems it to be advisable, may adjourn or postpone the Provident Meeting on one or more occasions and for such period(s) of time as Provident deems advisable, without the necessity of first convening such Provident Meeting or first obtaining any vote of Provident Shareholders respecting the adjournment or postponement, and notice of such adjournment or postponement shall be given by press release, newspaper advertisement or by such other method as determined to be the most appropriate method of communication by the board of directors of Provident (provided that such authorization shall not derogate from the rights of the other parties to the Arrangement Agreement). If the Provident Meeting is adjourned or postponed in accordance with this Order, the references to the Provident Meeting in this Order shall be deemed to be the Provident Meeting as adjourned or postponed.
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Amendments to the Plan of Arrangement

17.	Provident and Pembina are authorized to make such amendments, revisions or supplements to the Plan of Arrangement as they may together determine necessary or desirable, provided that such amendments are made in accordance with and in the manner contemplated by the Plan of Arrangement. The Arrangement as so amended, revised or supplemented shall be deemed to be the Arrangement submitted to the Provident Meeting and the subject of the Arrangement Resolution.

Final Application

18.	Subject to further Order of this Court and provided that the Provident Shareholders have approved the Arrangement in the manner prescribed hereby, Provident may proceed with an application for approval of the Arrangement and the Final Order on March 27, 2012 at 2:00 p.m. (Calgary time) or so soon thereafter as counsel may be heard at the Calgary Courts Centre, Calgary, Alberta. Subject to the Final Order, Provident, the Provident Shareholders, AcquisitionCo, Pembina and all other persons will be bound by the Arrangement in accordance with its terms.
19.	Any Provident Shareholder or any other interested party desiring to appear and make submissions at the application for the Final Order on March 27, 2012 is required to file with this Court and serve upon Provident, on or before 12:00 p.m. (Calgary time) on March 23, 2012, a Notice of Intention to Appear including such party's address for service in the Province of Alberta and indicating whether such Provident Shareholder or other interested party intends to support or oppose the application or make submissions, together with any evidence or materials which such party intends to present to the Court. Service of such notice on Provident shall be effected by service upon the solicitors for Provident, Norton Rose Canada LLP, 3700 Devon Tower, 400 Third Avenue S.W., Calgary, Alberta T2P 4H2, Attention: Steven H. Leitl.
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20.	In the event that the application for the Final Order approving the Arrangement on March 27, 2012 is adjourned, only those parties appearing before this Court for the final application, and those parties who served a Notice of Intention to Appear in accordance with paragraph 19 above, shall have notice of the adjourned date.
21.	Provident is entitled at any time to seek leave to vary this Interim Order upon such terms and the giving of such notice as this Court may direct.

"S.J. LoVecchio"

Justice of the Court of Queen's Bench of Alberta

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APPENDIX D

SECTION 191 OF THE ABCA

D-1

191(1)	Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to
(a)	amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,
(b)	amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,
(b.1)	amend its articles under section 173 to add or remove an express statement establishing the unlimited liability of shareholders as set out in section 15.2(1),
(c)	amalgamate with another corporation, otherwise than under section 184 or 187,
(d)	be continued under the laws of another jurisdiction under section 189, or
(e)	sell, lease or exchange all or substantially all its property under section 190.
(2)	A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.
(3)	In addition to any other right he may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last Business Day before the day on which the resolution from which the shareholder dissents was adopted.
(4)	A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.
(5)	A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)
(a)	at or before any meeting of shareholders at which the resolution is to be voted on, or
(b)	if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of the shareholder's right to dissent.
(6)	An application may be made to the Court after the adoption of a resolution referred to in subsection (1) or (2),
(a)	by the corporation, or
(b)	by a shareholder if the shareholder has sent an objection to the corporation under subsection (5),

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section, or to fix the time at which a shareholder of an unlimited liability corporation who dissents under this section ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(7)	If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay him an amount considered by the directors to be the fair value of the shares.
(8)	Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder
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(a)	at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or
(b)	within 10 days after the corporation is served with a copy of the application, if a shareholder is the applicant.
(9)	Every offer made under subsection (7) shall
(a)	be made on the same terms, and
(b)	contain or be accompanied with a statement showing how the fair value was determined.
(10)	A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder's shares by the corporation, in the amount of the corporation's offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.
(11)	A dissenting shareholder
(a)	is not required to give security for costs in respect of an application under subsection (6), and
(b)	except in special circumstances must not be required to pay the costs of the application or appraisal.
(12)	In connection with an application under subsection (6), the Court may give directions for
(a)	joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,
(b)	the trial of issues and interlocutory matters, including pleadings and questioning under Part 5 of the Alberta Rules of Court,
(c)	the payment to the shareholder of all or part of the sum offered by the corporation for the shares,
(d)	the deposit of the share certificates with the Court or with the corporation or its transfer agent,
(e)	the appointment and payment of independent appraisers, and the procedures to be followed by them,
(f)	the service of documents, and
(g)	the burden of proof on the parties.
(13)	On an application under subsection (6), the Court shall make an order:
(a)	fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,
(b)	giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders,
(c)	fixing the time within which the corporation must pay that amount to a shareholder, and
(d)	fixing the time at which a dissenting shareholder of an unlimited liability corporation ceases to become liable for any new liability, act or default of the unlimited liability corporation.
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(14)	On:
(a)	the action approved by the resolution from which the shareholder dissents becoming effective,
(b)	the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder's shares, whether by the acceptance of the corporation's offer under subsection (7) or otherwise, or
(c)	the pronouncement of an order under subsection (13);

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder's shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

15)	Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).
(16)	Until one of the events mentioned in subsection (14) occurs,
(a)	the shareholder may withdraw his dissent, or
(b)	the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

(17)	The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.
(18)	If subsection (20) applies, the corporation shall, within 10 days after
(a)	the pronouncement of an order under subsection (13), or
(b)	the making of an agreement between the shareholder and the corporation as to the payment to be made for his shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19)	Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw his notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to his full rights as a shareholder, failing which he retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.
(20)	A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that
(a)	the corporation is or would after the payment be unable to pay its liabilities as they become due, or
(b)	the realizable value of the corporation's assets would by reason of the payment be less than the aggregate of its liabilities.
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APPENDIX E

PROVIDENT FAIRNESS OPINION

E-1

TD Securities Inc.

TD Tower
66 Wellington Street West, 9th Floor
Toronto, Ontario M5K 1A2

January 15, 2012

The Board of Directors

Provident Energy Ltd.

Suite 2100, 250 – 2nd Street S. W.

Calgary, Alberta

T2P 0C1

To the Board of Directors:

TD Securities Inc. (“TD Securities”) understands that Provident Energy Ltd (“Provident”) intends to enter into an Arrangement Agreement (the “Arrangement Agreement”) with Pembina Pipeline Corporation (“Pembina” or the “Corporation”), whereby Pembina will acquire all of the outstanding common shares in the capital of Provident (“Provident Shares”) and assume all rights and obligations of Provident relating to the outstanding 5.75% convertible unsecured subordinated debentures of Provident maturing December 31, 2017 and the 5.75% convertible unsecured subordinated debentures of Provident maturing December 31, 2018 (the “Provident Debentures”) (the “Proposed Transaction” or “Transaction”). The Transaction will be implemented by way of a plan of arrangement under section 193 of the Business Corporations Act (Alberta) (the “Arrangement”) pursuant to which i) each holder of Provident Shares (“Provident Shareholder”) will, for each Provident Share held, receive 0.425 of a common share of Pembina as set out in the Arrangement Agreement (the “Consideration”) and ii) Pembina shall assume all rights and obligations of Provident relating to the Provident Debentures, and the conversion price of each class of the Provident Debentures set forth in the Provident Debenture Indenture, as defined below, shall be amended pursuant to the terms of the Provident Debenture Indenture based on the Consideration.

TD Securities understands that Provident will call and hold a meeting of its shareholders to seek approval of at least 66 ⅔% of the votes cast on a special resolution to approve the Transaction by Provident Shareholders. TD Securities also understands that Pembina will call and hold a meeting of Pembina shareholders to seek the approval of at least a majority of votes cast on a resolution authorizing the issuance by Pembina of that number of Pembina common shares required to complete the Proposed Transaction. The above description is summary in nature. The specific terms of the Proposed Transaction will be set out in the Arrangement Agreement.

Engagement of TD Securities

TD Securities was engaged by Provident pursuant to an engagement agreement dated as of December 21, 2011 (the “Engagement Agreement”) to provide, among other things, financial advisory services to Provident. These financial advisory services included, among other things, the preparation and delivery to the Board of Directors of Provident (the “Board”) of TD Securities’ opinion (the “Fairness Opinion”) as to the fairness to Provident Shareholders, from a financial point of view, of the Consideration to be paid by Pembina in connection with the Proposed Transaction and as to the fairness to holders of Provident Debentures (“Provident Debentureholders”), from a financial point of view, of the treatment of the Provident Debentures under the Arrangement Agreement. TD Securities has not prepared a valuation of Provident or any of its respective securities or assets or liabilities nor has TD Securities prepared a valuation of Pembina or any of its respective securities or assets or liabilities and the Fairness Opinion should not be construed as such.

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The terms of the Engagement Agreement provide that TD Securities will receive a fee for its services, portions of which are payable upon public announcement of the Proposed Transaction and upon delivery of the Fairness Opinion and a significant portion of which is contingent upon completion of the Proposed Transaction, and is to be reimbursed for its reasonable out-of-pocket expenses. In addition, Provident has agreed to indemnify TD Securities, in certain circumstances, against certain expenses, losses, claims, actions, suits, proceedings, damages and liabilities incurred in connection with the provision of its services.

The Fairness Opinion is being provided to the Board pursuant to the terms of the Engagement Agreement. The Fairness Opinion is intended solely for the use of the Board with respect to the Proposed Transaction, and the Fairness Opinion (including the fact that it has been delivered by TD Securities) must not be published, reproduced, disseminated, quoted from, made public or referred to, in whole or in part, or be used or relied upon by any other person, or for any other purpose, without TD Securities’ prior written consent, except that a copy of this opinion may be included in its entirety, and references to and summaries of this opinion may also be included, in the joint management information circular to be sent to the shareholders of Provident and Pembina in respect of the Transaction.

Credentials Of TD Securities

TD Securities is a Canadian investment banking firm with operations in a broad range of investment banking activities, including corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment management and investment research. TD Securities has participated in a significant number of transactions involving public and private companies and has extensive experience in preparing fairness opinions.

The Fairness Opinion is the opinion of TD Securities and its form and content have been approved by a committee of senior investment banking professionals of TD Securities, each of whom is experienced in the preparation of fairness opinions and merger, acquisition and divestiture matters.

Relationship With Interested Parties

Neither TD Securities nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of Pembina, Provident or any of their respective affiliates (collectively, the “Interested Parties”). Neither TD Securities nor any of its affiliates is an advisor to any Interested Party with respect to the Proposed Transaction, other than to Provident pursuant to the Engagement Agreement.

TD Securities and its affiliates have not been engaged to provide any financial advisory services, have not acted as lead or co-lead manager on any offering of securities of Provident or any other Interested Party, or had a material financial interest in any transaction involving Provident or any other Interested Party during the 24 months preceding the date on which TD Securities was first contacted in respect of the Proposed Transaction other than services provided under the Engagement Letter or as described hereinafter. TD Securities acted as an underwriter for Pembina's $250 million issue of 4.89% senior unsecured medium-term notes due March 2021, Pembina's $300 million issue of 5.75% convertible unsecured subordinate debenture due November 2020, Provident's $172.5 million issue of 5.75% convertible unsecured subordinated debentures due December 2018, and Provident's $172.5 million issue of 5.75% convertible unsecured subordinated debentures due December 2017. TD Securities was engaged to provide financial advisory services in connection with: the $460 million combination of various Provident upstream assets with Midnight Oil Exploration Ltd., the $190 million sale of Provident's West Central Alberta upstream assets to Storm Ventures International Inc., and the $85 million sale of Provident's Lloydminster upstream assets to Emerge Oil & Gas Inc. TD Securities also acts as a counterparty to Provident on various hedging instruments from time to time.

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No understanding or agreement exists between TD Securities and any Interested Party with respect to future financial advisory or investment banking business other than those that may arise as a result of the terms of the Engagement Agreement. TD Securities may in the future, in the ordinary course of its business, perform financial advisory or investment banking services for Provident, any other Interested Party or any of their respective associates. A Canadian chartered bank, the parent company of TD Securities, directly or through one or more affiliates may provide banking services, extend loans or credit, offer financial products or provide other financial services to Provident, any other Interested Party or any of their respective associates.

TD Securities and its affiliates act as a trader and dealer, both as principal and as agent, in major financial markets and, as such, may have and may in the future have positions in the securities of Provident, any other Interested Party or any of their respective associates and, from time to time, may have executed or may execute transactions on behalf of Provident, any other Interested Party or any of their respective associates or other clients for which it may have received or may receive compensation. As an investment dealer, TD Securities conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including matters with respect to the Proposed Transaction, Provident, any other Interested Party or any of their respective associates.

Scope of Review

In connection with the Fairness Opinion, TD Securities reviewed (where applicable) and relied upon (without attempting to verify independently the completeness, accuracy, or fair presentation of) or carried out, among other things, the following:

1.	A draft of the Arrangement Agreement dated January 15, 2012;
2.	Annual reports of Pembina and Provident, including the audited financial statements and management’s discussion and analysis contained therein, for the three years ended December 31, 2008, 2009 and 2010;
3.	Quarterly interim reports of Pembina and Provident including the unaudited financial statements and management’s discussion and analysis contained therein, for each of the quarterly periods in 2008, 2009, 2010 and 2011;
4.	Annual information forms of Pembina and Provident for the three years ended December 31, 2008, 2009 and 2010;
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5.	Discussions with management of Pembina and Provident with respect to the information referred to herein and other issues deemed relevant by TD Securities, including the financial outlook of Pembina, Provident and the combined company including synergies resulting from the Proposed Transaction;
6.	Discussions with the management of Pembina pertaining to target pro forma capital structure and dividend policy for Pembina;
7.	Review of Pembina and Provident data room materials considered relevant to the Proposed Transaction;
8.	Review of the trust indenture dated as of March 1, 2005, as amended by a First Supplemental Indenture dated November 15, 2005, a second supplemental indenture dated November 9, 2010, a third supplemental indenture dated January 1, 2011 and a fourth supplemental indenture dated May 10, 2011, between Provident (or its predecessors) and Computershare Trust Company of Canada, establishing and setting forth, among other things, the terms of the Provident Debentures;
9.	Representations contained in a certificate dated January 15, 2012 from two senior officers of Provident (the “Provident Certificate”) and all documents described in such certificate;
10.	Representations contained in a certificate dated January 15, 2012 from two senior officers of Pembina (the “Pembina Certificate”) and all documents described in such certificate;
11.	Various research publications prepared by equity research analysts regarding Pembina, Provident and other selected public companies considered relevant and the overall midstream industry in Canada and the United States;
12.	Confidential management presentations, prepared and presented by Provident management, describing the assets, operations and growth opportunities of Provident and related discussions with Provident management;
13.	Confidential management presentations, prepared and presented by Pembina management, describing the assets, operations and growth opportunities of Pembina and related discussions with Pembina management;
14.	Public information relating to the business, operations, financial performance and share trading histories of Pembina, Provident and other selected public companies considered relevant;
15.	Public information with respect to certain other transactions of a comparable nature considered relevant; and
16.	Such other corporate, industry and financial market information, investigations and analyses as TD Securities considered necessary or appropriate in the circumstances.

TD Securities has, to the best of its knowledge, been provided access by Pembina or Provident to all information requested by TD Securities.

Prior Valuations

Provident has represented to TD Securities that there have not been any prior valuations or appraisals relating to Pembina or Provident or any of their respective affiliates or any of their respective material assets or liabilities made in the preceding 24 months and in the possession or control of Provident other than those which have been provided to TD Securities or, in the case of valuations known to Provident which it does not have within its possession or control, notice of which has not been given to TD Securities.

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Assumptions and Limitations

With Provident’s acknowledgement and agreement, TD Securities has relied upon and assumed the accuracy, completeness and fair presentation of all data, documents, advice, opinions and other information obtained by it from public sources (including on the System for Electronic Document Analysis and Retrieval (“SEDAR”)) or provided to it by or on behalf of Pembina and/or Provident and/or their respective personnel, consultants and advisors, or otherwise obtained by TD Securities, including the Certificate and all other documents and information referred to above (collectively, the “Data”). The Fairness Opinion is premised and conditional upon such accuracy, completeness and fair presentation and upon there being no “misrepresentation” (as defined in the Securities Act (Ontario)) in the Data. In addition, TD Securities has assumed that there is no information relating to the business, operations, assets, liabilities, condition (financial or otherwise), capital or prospects of Pembina, Provident or any of their respective affiliates that is or could reasonably be expected to be material to the Fairness Opinion that has not been disclosed or otherwise made available to TD Securities as part of the Data. Subject to the exercise of professional judgment and except as expressly described herein, TD Securities has not attempted to verify independently the accuracy, completeness or fair presentation of any of the Data.

With respect to the budgets, forecasts, projections or estimates provided to TD Securities and used in its analyses, TD Securities notes that projecting future results is inherently subject to uncertainty. TD Securities has assumed, however, that such budgets, forecasts, projections and estimates were prepared using the assumptions identified therein (as discussed between senior management of Provident and TD Securities) which TD Securities has been advised are (or were at the time of preparation and continue to be), in the opinion of Provident, reasonable in the circumstances. In addition, TD Securities has assumed that the expected synergies will be achieved at the times and in the amounts projected by Provident. TD Securities expresses no independent view as to the reasonableness of such budgets, forecasts, projections and estimates and the assumptions on which they are based.

TD Securities was not engaged to review and has not reviewed any of the legal, accounting or tax aspects of the Proposed Transaction.  In preparing the Fairness Opinion, TD Securities has assumed that the Proposed Transaction complies with all applicable laws and accounting requirements and has no adverse tax consequences or other adverse consequences related to the legal, accounting or tax aspects of the Proposed Transaction for Provident Shareholders or Provident Debentureholders.

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Two senior officers of Provident have represented to TD Securities in the Provident Certificate, among other things, that to the best of their knowledge (i) Provident has no information or knowledge of any facts public or otherwise not specifically provided to TD Securities relating to Provident, Pembina or any of their affiliates which would in the reasonable opinion of Provident be expected to affect materially the Fairness Opinion, provided that Provident has discussed with TD Securities any such information or facts which are of such a nature that there is reasonable doubt whether such information or facts would be expected to affect materially the Fairness Opinion; (ii) with the exception of forecasts, projections or estimates referred to in subparagraph (iv) below, the information, data and other material as filed under Provident’s profile on SEDAR and/or provided to TD Securities by or on behalf of Provident or its representatives in respect of Provident, Pembina and their affiliates in connection with the Proposed Transaction (collectively, the “Provident Information”) is or, in the case of historical Provident Information was, at the date of preparation, true, complete and accurate and did not and does not contain any untrue statement of a material fact and does not omit to state a material fact necessary to make the Information not misleading in the light of circumstances in which it was presented; (iii) to the extent that any of the Provident Information identified in subparagraph (ii) above is historical, there have been no changes in any material facts or new material facts since the respective dates thereof which have not been disclosed to TD Securities or not updated by more current information provided to TD Securities by or on behalf of Provident and there has been no material change, financial or otherwise in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Provident and no material change has occurred in the Provident Information or any part thereof which would have or which would in the reasonable opinion of Provident be expected to have a material effect on the Fairness Opinion; (iv) any portions of the Provident Information which constitute forecasts, projections or estimates were prepared using the assumptions identified therein, which, in the reasonable opinion of Provident, are (or were at the time of preparation and continue to be) reasonable in the circumstances, except where such assumptions regarding Provident were specifically provided by Pembina and Provident expresses no opinion with respect to the reasonableness of those assumptions; (v) other than material prepared by Provident or its advisors with respect to a particular asset of which notice has been given to TD Securities, there have been no valuations or appraisals relating to Pembina or Provident or any of their respective affiliates or any of their respective material assets or material liabilities made in the preceding 24 months and in the possession or control of Provident other than those which have been provided to TD Securities or, in the case of valuations known to Provident which it does not have within its possession or control, notice of which has not been given to TD Securities; (vi) there have been no verbal or written offers or serious negotiations for or transactions involving any material property of Provident or any of its affiliates during the preceding 24 months which have not been disclosed to TD Securities; (vii) since the dates on which the Provident Information was provided to TD Securities (or filed on SEDAR), no material transaction has been entered into by Provident or any of its affiliates except as publicly disclosed by Provident or otherwise disclosed to TD Securities; (viii) other than as disclosed in the Information, neither Provident nor any of its affiliates has any material contingent liabilities and there are no actions, suits, claims, proceedings, investigations or inquiries pending or threatened against or affecting the Proposed Transaction, Provident or any of its affiliates at law or in equity or before or by any federal, national, provincial, state, municipal or other governmental department, commission, bureau, board, agency or instrumentality which may, in any way, materially adversely affect Provident or its affiliates or the Proposed Transaction; (ix) all financial material, documentation and other data concerning the Proposed Transaction, Provident and its affiliates, including any projections or forecasts provided to TD Securities, were prepared on a basis consistent in all material respects with the accounting policies applied in the most recent audited consolidated financial statements of Provident; (x) with respect to Provident and its affiliates, there are no agreements, undertakings, commitments or understandings (whether written or oral, formal or informal) relating to the Proposed Transaction, except as have been disclosed to TD Securities; (xi) the contents of any and all documents prepared in connection with the Transaction for filing with regulatory authorities or delivery or communication to securityholders of Provident (collectively, the “Disclosure Documents”) have been, are and will be true, complete and correct in all material respects and have not and will not contain any misrepresentation (as defined in the Securities Act (Ontario)) and the Disclosure Documents have complied, comply and will comply with all requirements under applicable laws; (xii) Provident has complied in all material respects with the Engagement Agreement; and (xiii) there is no plan or proposal for any material change (as defined in the Securities Act (Ontario)) in the affairs of Provident which has not been disclosed to TD Securities. For the purposes of subparagraphs (v) and (vi), “material assets”, “material liabilities” and “material property” shall include assets, liabilities and property of Pembina or its affiliates having a gross value greater than or equal to $100 million.

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Two senior officers of Pembina have represented to TD Securities in the Pembina Certificate, among other things, that to the best of their knowledge (i) Pembina has no information or knowledge of any facts public or otherwise not specifically provided to TD Securities or Provident relating to Pembina or any of its affiliates which would, in the reasonable opinion of Pembina be expected to affect materially the Fairness Opinion, provided that Pembina has discussed with TD Securities or Provident any such information or facts which are of such a nature that there is reasonable doubt whether such information or facts would be expected to affect materially the Fairness Opinion; (ii) with the exception of forecasts, projections or estimates referred to in subparagraph (iv) below, the written information, written data and other written material as filed under Pembina’s profile on SEDAR and/or provided to Provident by or on behalf of Pembina or its representatives in respect of Pembina and its affiliates in connection with the Transaction (collectively, the “Pembina Information”) is or, in the case of historical Pembina Information was, at the date of preparation, true, complete and accurate and did not and does not contain any untrue statement of a material fact and does not omit to state a material fact necessary to make the Pembina Information not misleading in the light of circumstances in which it was presented; (iii) to the extent that any of the Pembina Information identified in subparagraph (ii) above is historical, there have been no changes in any material facts or new material facts since the respective dates thereof which would materially impact such Pembina Information and which have not been disclosed to Provident or not updated by more current information provided to Provident by or on behalf of Pembina and there has been no material change, financial or otherwise in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Pembina and no material change has occurred in the Pembina Information or any part thereof which would have or which would in the reasonable opinion of Pembina be expected to have a material effect on the Fairness Opinion; (iv) any portions of the Pembina Information which constitute forecasts, projections or estimates were prepared using the assumptions identified therein, which, in the reasonable opinion of Pembina, are (or were at the time of preparation and continue to be) reasonable in the circumstances; (v) there have been no valuations or appraisals relating to Pembina or any of its affiliates or any of their respective material assets or material liabilities made in the preceding 24 months and in the possession or control of Pembina other than those which have been provided to Provident or, in the case of valuations known to Pembina which it does not have within its possession or control, notice of which has not been given to Provident; (vi) since the dates on which the Pembina Information was provided to Provident (or filed on SEDAR), no material transaction has been entered into by Pembina or any of its affiliates except as publicly disclosed by Pembina or otherwise disclosed to Provident; (vii) all financial material, documentation and other data concerning the Proposed Transaction, Pembina and its affiliates, including any projections or forecasts provided to Provident, were prepared on a basis consistent in all material respects with the accounting policies applied in the most recent audited consolidated financial statements of Pembina or as otherwise disclosed to Provident; and (viii) there is no plan or proposal for any material change (as defined in the Securities Act (Ontario)) in the affairs of Pembina which has not been disclosed to Provident.

In preparing the Fairness Opinion, TD Securities has made several assumptions, including that all final executed versions of agreements and documents relating to the Proposed Transaction will conform in all material respects to the drafts provided to or terms discussed with TD Securities, all conditions to the completion of the Proposed Transaction can and will be satisfied in due course, that all consents, permissions, exemptions or orders of relevant regulatory authorities or third parties will be obtained in a timely manner, without adverse condition or qualification, and that the actions being taken and procedures being followed to implement the Proposed Transaction are valid and effective and comply with all applicable laws and regulatory requirements. In its analysis in connection with the preparation of the Fairness Opinion, TD Securities made numerous assumptions with respect to industry performance, general business and economic conditions, and other matters, many of which are beyond the control of TD Securities, Pembina, Provident or their respective affiliates. Among other things, TD Securities has assumed the accuracy, completeness and fair presentation of and has relied upon the financial statements forming part of the Data. The Fairness Opinion is conditional on all such assumptions being correct.

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The Fairness Opinion has been provided for the exclusive use of the Board and is not intended to and does not constitute a recommendation to the Board. Furthermore, the Fairness Opinion is not intended to be, and does not constitute, a recommendation that Provident Shareholders vote in favour of the Proposed Transaction or as an opinion concerning the trading price or value of any securities of Pembina following the announcement or completion of the Proposed Transaction. The Fairness Opinion does not address the relative merits of the Proposed Transaction as compared to other transactions or business strategies that might be available to Provident, nor does it address the underlying business decision to implement the Proposed Transaction. In preparing the Fairness Opinion TD Securities did not consider the economic or other interests of either individual, or particular groups of, Provident stakeholders. The Fairness Opinion must not be used by any other person or relied upon by any other person other than the Board without the express prior written consent of TD Securities. The Fairness Opinion is rendered as of January 15, 2012, on the basis of securities markets, economic and general business and financial conditions prevailing on that date and the condition and prospects, financial and otherwise, of Pembina and Provident and their respective subsidiaries and affiliates as they were reflected in the Data provided or otherwise available to TD Securities. Although TD Securities reserves the right to change, modify, update, supplement or withdraw the Fairness Opinion in the event that there is any material change in any fact or matter affecting the Fairness Opinion, it disclaims any undertaking or obligation to advise any person of any such material change that may come to its attention or to change, modify, update, supplement or withdraw the Fairness Opinion as a result of any such material change. TD Securities has not undertaken an independent evaluation, appraisal or physical inspection of any assets or liabilities of Pembina or Provident or their respective subsidiaries. TD Securities is not an expert on, and did not render advice to the Board regarding, legal, accounting, and regulatory or tax matters.

TD Securities’ conclusion as to the fairness to Provident Shareholders, from a financial point of view, of the Consideration to be paid by Pembina in connection with the Proposed Transaction and as to the fairness to Provident Debentureholders, from a financial point of view, of the treatment of the Provident Debentures under the Arrangement Agreement, is based on its review of the Proposed Transaction taken as a whole, rather than on any particular element of the Proposed Transaction, and the Fairness Opinion should be read in its entirety.

The preparation of a fairness opinion is a complex process and is not necessarily amenable to partial analysis or summary description. TD Securities believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete or misleading view of the process underlying the Fairness Opinion.

Fairness Conclusion

Based upon and subject to the foregoing, TD Securities is of the opinion that, as of January 15, 2012,

i)	the Consideration to be paid to the Provident Shareholders in connection with the Arrangement is fair, from a financial point of view, to the Provident Shareholders; and
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ii)	the treatment of the Provident Debentures under the Arrangement is fair, from a financial point of view, to the Provident Debentureholders.

Yours very truly,

(Signed) TD Securities Inc.

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APPENDIX F

PEMBINA FAIRNESS OPINION

F-1

January 15, 2012

The Board of Directors

Pembina Pipeline Corporation

3800, 525 - 8th Avenue S.W.

Calgary, Alberta
T2P 1G1

To the Board of Directors:

Scotia Waterous Inc. (“Scotia Waterous” or “we”) understands that Pembina Pipeline Corporation (“Pembina”) and Provident Energy Ltd. (“Provident”) have entered into an arrangement agreement (the "Arrangement Agreement") dated January 15, 2012 pursuant to which Pembina proposes to acquire all of the issued and outstanding common shares of Provident (the "Provident Shares") by way of a plan of arrangement under the Business Corporations Act (Alberta) (the "Arrangement"). Under the Arrangement, holders of Provident Shares (“Provident Shareholders”) will receive 0.425 of a common share of Pembina ("Pembina Shares") for each Provident Share held (the "Provident Exchange Ratio"). Holders of Pembina Shares are referred to herein as “Pembina Shareholders”.

The terms and conditions of the Arrangement are more fully described in the joint information circular and proxy statement being prepared by Pembina and Provident (the “Information Circular”), which is to be dated on or about February 17, 2012 and which is to be mailed to both Pembina and Provident Shareholders in connection with a special meeting of the Pembina Shareholders and a special meeting of the Provident Shareholders, to be held separately in Calgary, Alberta on March 27, 2012.

Engagement of Scotia Waterous

Pembina formally engaged Scotia Waterous through an agreement dated December 1, 2011 (the “Engagement Agreement”). Pembina has retained Scotia Waterous to, among other things, provide financial advisory services with respect to the Arrangement and has asked Scotia Waterous to prepare and deliver to the Board of Directors of Pembina (the “Board”) an opinion as to the fairness, from a financial point of view, to Pembina Shareholders of the consideration to be paid to the Provident Shareholders in connection with the Arrangement (the “Opinion”). Scotia Waterous has not been engaged to prepare, and has not prepared, a formal valuation of Pembina or Provident or any of their securities or assets and the Opinion should not be construed as such. Scotia Waterous has, however, conducted such analyses as are considered necessary in the circumstances.

The terms of the Engagement Agreement provide that Scotia Waterous is to be paid fees for its services as financial advisor, including fees that are contingent on the completion of the Arrangement. In addition, Scotia Waterous is to be reimbursed for its out-of-pocket expenses and to be indemnified by Pembina in certain circumstances.

Credentials of Scotiabank and Scotia Waterous

The Bank of Nova Scotia (“Scotiabank”), through its Global Banking and Markets division (“Scotiabank GBM”), provides corporate and investment banking and capital markets products and services to corporate, institutional and government clients globally. Scotiabank GBM is one of Canada’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. Scotia Waterous is part of Scotiabank GBM. Scotia Waterous and Scotiabank GBM have participated in a significant number of transactions involving private and public companies and have extensive experience in preparing fairness opinions.

F-2

The Opinion expressed herein is the opinion of Scotia Waterous as a firm. The form and content herein has been approved for release by a committee of directors and other professionals of Scotia Waterous and Scotiabank GBM, all of whom are experienced in merger, acquisition, divestiture and fairness opinion matters.

Role of Scotiabank and Scotia Waterous

Neither Scotiabank nor Scotia Waterous nor any of their associates or affiliates is an insider, associate or affiliate (as such terms are defined in the Securities Act (Alberta)) of Pembina or Provident or any of their associates or affiliates. Scotiabank is a lender to Pembina and provides banking services which may include acting as counterparty to Pembina on interest rate and/or currency hedging transactions from time to time in the normal course of business. Scotiabank is also a lender to Provident and provides banking services which may include acting as counterparty to Provident on interest rate, currency hedging and/or commodity hedging transactions from time to time in the normal course of business. Scotiabank, through Scotia Capital Inc., has acted as an agent in one medium term note offering and one convertible debenture offering for Pembina within the past 24 months. Scotiabank, through Scotia Capital Inc., has acted as underwriter in two convertible debenture offerings for Provident within the past 24 months. Scotia Waterous has been engaged to provide financial advisory services to Pembina in respect of other matters within the past 24 months.

Scotiabank GBM acts as a trader and dealer, both as principal and agent, in the financial markets in Canada, the United States and elsewhere, and, as such, it and Scotiabank, may have had and may have positions in the securities of Pembina, Provident or any of their associates and affiliates from time to time and may have executed or may execute transactions on behalf of such companies or clients for which it receives compensation. As an investment dealer, Scotiabank GBM conducts research on securities and may, in the ordinary course of business, provide research reports and investment advice to its clients on investment matters, including with respect to Pembina, Provident and the Arrangement.

Scope of Review

In preparing the Opinion, Scotia Waterous has reviewed and relied upon, among other things:

a)	the Arrangement Agreement;
b)	unaudited quarterly financial statements and the related management discussion and analysis of Pembina for the nine month periods ended September 30, 2011 and September 30, 2010;
c)	unaudited quarterly financial statements and the related management discussion and analysis of Provident for the nine month periods ended September 30, 2011 and September 30, 2010;
d)	audited annual financial statements and the related management discussion and analysis of Pembina for the years ended December 31, 2010 and December 31, 2009;
e)	audited annual financial statements and the related management discussion and analysis of Provident for the years ended December 31, 2010 and December 31, 2009;
f)	the annual reports of Pembina for the years ended December 31, 2010 and December 31, 2009;
g)	the annual reports of Provident for the years ended December 31, 2010 and December 31, 2009;
h)	the Annual Information Form of Pembina for the year ended December 31, 2010, dated March 31, 2011;
i)	the Annual Information Form of Provident for the year ended December 31, 2010, dated March 24, 2011;
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j)	the Notice of Meeting and Information Circular of Pembina, dated April 4, 2011;
k)	the Notice of Annual Meeting and Information Circular of Provident, dated March 31, 2011;
l)	Pembina’s investor presentation, dated December 1, 2011;
m)	Provident’s investor presentation, dated October 6, 2011;
n)	all press releases issued by Pembina since January 1, 2010;
o)	all press releases issued by Provident since January 1, 2010;
p)	the final short form prospectus of Provident dated April 29, 2011;
q)	confidential management presentations, prepared and presented by Provident management, describing the assets, operations and growth opportunities of Provident;
r)	confidential management presentations, prepared and presented by Pembina management, describing the assets, operations and growth opportunities of Pembina;
s)	other financial and operating information with respect to Pembina obtained from Pembina’s management;
t)	other financial and operating information with respect to Provident obtained from Provident’s management;
u)	a formal due diligence session with management of Provident;
v)	responses to formal due diligence queries with respect to Provident, prepared by Provident management;
w)	current spot and futures contract prices for North American crude oil, natural gas and natural gas liquids;
x)	public information, including equity research reports, relating to the business, operations, financial performance and share trading history of Pembina and Provident;
y)	public information with respect to other transactions of a comparable nature considered by us to be relevant;
z)	public information regarding the oil and gas industry;
aa)	representations contained in certificates addressed to Scotia Waterous, as of the date hereof, from senior officers of Pembina as to the completeness, accuracy and fair presentation of information with respect to Pembina and its associates and affiliates upon which the Opinion is based;
bb)	representations contained in certificates addressed to Scotia Waterous, as of the date hereof, from senior officers of Provident as to the completeness, accuracy and fair presentation of information with respect to Provident and its associates and affiliates upon which the Opinion is based; and
cc)	such other corporate, industry and financial market information, investigations and analyses as Scotia Waterous considered necessary or appropriate in the circumstances.

Scotia Waterous has not, to the best of its knowledge, been denied access by Pembina or Provident to any information requested by Scotia Waterous.

F-4

Assumptions and Limitations

The Opinion is subject to the assumptions, explanations and limitations set forth below.

Scotia Waterous has relied, without independent verification, upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions and representations obtained by it from public sources, Pembina, Provident and their associates and affiliates and advisors or otherwise (collectively, the “Information”) and we have assumed that this Information did not omit to state any material fact or any fact necessary to be stated to make that information not misleading. The Opinion is conditional upon the completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgment and except as described herein, Scotia Waterous has not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information. With respect to the financial forecasts and budgets provided to Scotia Waterous and used in the analysis supporting the Opinion, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of Pembina and Provident, as the case may be, as to the matters covered thereby, and in rendering the Opinion we express no view as to the reasonableness of such forecasts or budgets or the assumptions on which they are based.

We have, with respect to all accounting, legal and tax matters relating to the Arrangement and the implementation thereof, relied on advice of accounting advisors and legal and tax counsel to Pembina including information disclosed in the Information Circular, and express no opinion thereon. The Arrangement is subject to a number of conditions outside the control of Pembina and we have assumed all conditions precedent to the completion of the Arrangement can be satisfied in due course, and all consents, permissions, exemptions or orders of relevant regulatory authorities will be obtained, without adverse conditions or qualifications. In rendering this Opinion, we express no view as to the likelihood that the conditions respecting the Arrangement will be satisfied or waived or that the Arrangement will be completed within the time frame indicated in Information Circular.

Senior management of Pembina have represented to Scotia Waterous in a certificate delivered as at January 15, 2012, among other things, that to the best of their knowledge: (i) Pembina has no information or knowledge of any facts, public or otherwise, not specifically provided to Scotia Waterous relating to Pembina (including any subsidiaries or affiliates) or to Provident (including any subsidiaries or affiliates) which would in the reasonable opinion of Pembina be expected to affect materially the Opinion; provided however that Pembina has discussed with Scotia Waterous any such information or facts (public or otherwise) which are of such a nature that there is reasonable doubt whether such information or facts would be expected to affect materially the Opinion; (ii) with the exception of forecasts, projections or estimates referred to in (v) below, the written information and written data provided to Scotia Waterous by or on behalf of Pembina in respect of Pembina (including any subsidiaries or affiliates), in connection with the Arrangement is or, in the case of historical written information or written data, was, at the date of preparation, true and accurate in all material respects, and no additional material, data or information in respect of Pembina (including any subsidiaries or affiliates) would be required to make the data provided to Scotia Waterous by or on behalf of Pembina not misleading in light of circumstances in which it was prepared; (iii) with the exception of forecasts, projections or estimates referred to in (v) below, the written information and written data provided to Scotia Waterous prepared by or on behalf of Pembina in respect of Provident (including any subsidiaries or affiliates), in connection with the Arrangement is or, in the case of historical written information or written data, was, at the date of preparation, true and accurate in all material respects, and no additional material, data or information would be required to make the data provided to Scotia Waterous by or on behalf of Pembina not misleading in light of circumstances in which it was prepared; (iv) to the extent that any of the information or data identified in (ii) or (iii) above is historical, there have been no changes in material facts or new material facts relating to Pembina (including any subsidiaries or affiliates) or Provident (including any subsidiaries or affiliates) since the respective dates thereof which would materially impact such information or data which have not been disclosed to Scotia Waterous or updated by more current information or data disclosed; and (v) any portions of the data provided to Scotia Waterous by or on behalf of Pembina which constitute forecasts, projections or estimates were prepared using the assumptions identified therein, which, in the reasonable opinion of Pembina, are (or were at the time of preparation) reasonable in the circumstances.

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Senior management of Provident have represented to Scotia Waterous in a certificate delivered as at January 15, 2012, among other things, that to the best of their knowledge: (i) Provident has no information or knowledge of any facts, public or otherwise, not specifically provided to Pembina relating to Provident (including any subsidiaries or affiliates) which would in the reasonable opinion of Provident be expected to affect materially the Opinion; provided however that Provident has discussed with Pembina any such information or facts (public or otherwise) which are of such a nature that there is reasonable doubt whether such information or facts would be expected to affect materially the Opinion; (ii) with the exception of forecasts, projections or estimates referred to in (iv) below, the written information and written data provided to Pembina by or on behalf of Provident in respect of Provident (including any subsidiaries or affiliates), in connection with the Arrangement is or, in the case of historical written information or written data, was, at the date of preparation, true and accurate in all material respects, and no additional material, data or information in respect of Provident (including any subsidiaries or affiliates) would be required to make the data provided to Pembina by or on behalf of Provident not misleading in light of circumstances in which it was prepared; (iii) to the extent that any of the information or data identified in (ii) above is historical, there have been no changes in material facts or new material facts relating to Provident (including any subsidiaries or affiliates) since the respective dates thereof which would materially impact such information or data and which have not been disclosed to Pembina or updated by more current information or data disclosed; and (iv) any portions of the information provided to Pembina by or on behalf of Provident which constitute forecasts, projections or estimates were prepared using the assumptions identified therein, which, in the reasonable opinion of Provident, are (or were at the time of preparation) reasonable in the circumstances, except where such assumptions were specifically provided by Pembina and Provident expresses no opinion with respect to the reasonableness of those assumptions.

The Opinion is rendered on the basis of the securities markets, economic, financial and general business conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of Pembina, Provident and their respective associates and affiliates, as they were reflected in the Information and as they were represented to Scotia Waterous in discussions with management of Pembina and Provident. In its analyses and in preparing the Opinion, Scotia Waterous made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Scotia Waterous or any party involved in the Arrangement.

For the purposes of rendering the Opinion, Scotia Waterous has also assumed that the representations and warranties of each party contained in the Arrangement Agreement are true and correct in all material respects and that each party will perform all of the covenants and agreements required to be performed by it under the Arrangement Agreement and that Pembina will be entitled to fully enforce its rights under the Arrangement Agreement and receive the benefits therefrom. Finally, Scotia Waterous has assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Arrangement will be obtained without any material adverse effect on Pembina or Provident or the contemplated benefits of the Arrangement.

The Opinion has been provided for the use of the Board in connection with the Arrangement and may not be used or relied upon by any other person or for any other purpose and may not be quoted from, publicly disseminated or otherwise communicated to any other person without the express prior written consent of Scotia Waterous. Scotia Waterous consents to the inclusion of the Opinion in the Information Circular and to references to and summaries of the Opinion in the Information Circular. The Opinion is given as of the date hereof and Scotia Waterous disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of Scotia Waterous after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, Scotia Waterous reserves the right to change, modify or withdraw the Opinion.

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Conclusion

Based upon and subject to the foregoing and such other matters as we considered relevant, Scotia Waterous is of the opinion that, as of the date hereof, the consideration to be paid to the Provident Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Pembina Shareholders.

Yours very truly,

(Signed) Scotia Waterous Inc.

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APPENDIX G

PRO FORMA FINANCIAL STATEMENTS

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Pro Forma Consolidated Financial Statements of

Pembina Pipeline Corporation

As at and for the nine months ended September 30, 2011

and for the year ended December 31, 2010

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PEMBINA PIPELINE CORPORATION
PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Unaudited) September 30, 2011 ($ thousands)	Pembina	Provident	Reclass Entries	Pro Forma Adjustments	Note		Pro Forma Pembina
Assets Current assets
Trade and other receivables	132,285	183,296	5,110				320,691
Prepaid expenses and other		5,110	(5,110)
Derivative financial instruments	3,168	37,404					40,572
Inventory	18,426	161,848					180,274
	153,879	387,658					541,537
Non-current assets
Property, plant and equipment	2,596,157	907,230		1,992,770	2	a	5,496,157
Intangible assets	244,079	210,322		1,250,705	2	a	1,705,106
Employee benefits	2,202						2,202
Investments in equity accounted investees	160,231						160,231
Derivative financial instruments	2,390						2,390
Deferred income tax		15,027	(15,027)
Other receivables	13,554						13,554
	3,018,613	1,132,579	(15,027)	3,243,475			7,379,640

Total Assets	3,172,492	1,520,237	(15,027)	3,243,475			7,921,177

Liabilities and Shareholders' Equity Current liabilities
Bank indebtedness	477						477
Trade payables and accrued liabilities	84,341	218,100					302,441
Dividends payable	21,795	8,997					30,792
Loans and borrowings	235,275						235,275
Derivative financial instruments	4,787	63,717					68,504
	346,675	290,814					637,489
Non-current liabilities
Loans and borrowings	1,013,697	206,482					1,220,179
Convertible debentures	289,293	314,745					604,038
Derivative financial instruments	13,393	29,617		33,562	2	a	76,572
Employee benefits	5,803						5,803
Share-based payments	8,778		7,800				16,578
Deferred revenue	872						872
Provisions	395,563	80,108	9,257				484,928
Deferred tax liabilities	110,154		(15,027)	679,824	2	a,b	774,951
Other long term liabilities		17,057	(17,057)
	1,837,553	648,009	(15,027)	713,386			3,183,921
Equity
Share capital	1,807,325	2,892,225	(2,310,811)	2,530,089			4,918,828
Contributed surplus		684	(684)
Deficit	(814,484)	(2,311,495)	2,311,495				(814,484)
Accumulated other comprehensive income	(4,577)						(4,577)
	988,264	581,414		2,530,089			4,099,767

Total Liabilities and Shareholders' Equity	3,172,492	1,520,237	(15,027)	3,243,475			7,921,177

See accompanying notes to the pro forma financial statements

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PEMBINA PIPELINE CORPORATION

PRO FORMA CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Unaudited) Nine months ended September 30, 2011 ($ thousands)	Pembina	Provident	Reclass Entries	Pro Forma Adjustments	Note		Pro Forma Pembina
Revenues	1,208,689	1,386,331		(24,339)	2	f	2,570,681
Cost of sales	949,085		1,154,167	81,824	2	e	2,160,737
				(24,339)	2	f
Loss on financial derivative instruments		30,824	(30,824)
Cost of goods sold		1,097,718	(1,097,718)
Production, operating and maintenance		15,344	(15,344)
Transportation		13,440	(13,440)
Depreciation and amortization		31,714	(31,714)
Financing charges		31,918	(31,918)
Loss on revaluation of conversion feature of convertible debentures		5,300	(5,300)
General and administrative	41,193	33,120	4,049				78,362
Other expense (income)	642	(7,534)	1,144				(5,748)
	990,920	1,251,844	(66,898)	57,485			2,233,351
Results from operating activities	217,769	134,487	66,898	(81,824)			337,330
Finance income	4,346		1,144				5,490
Finance costs	66,647		68,042				134,689
Net finance costs	62,301		66,898				129,199
Earnings before income tax and equity accounted investees	155,468	134,487		(81,824)			208,131
Share of profit of investments in equity accounted investees (net of tax)	(4,257)						(4,257)
Current income tax expense		208					208
Deferred income tax expense	39,069	57,647		(20,456)	2	i	76,260
Earnings and total comprehensive income for the period	120,656	76,632		(61,368)			135,920
Earnings per share
Basic earnings per share (dollars)	0.72	0.28					0.48
Diluted earnings per share (dollars)	0.72	0.28					0.48

See accompanying notes to the pro forma financial statements

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PEMBINA PIPELINE CORPORATION

PRO FORMA CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Unaudited) Year Ended December 31, 2010 ($ thousands)	Pembina	Provident	Reclass Entries	Pro Forma Adjustments	Note		Pro Forma Pembina
Revenues	1,255,102	1,746,557		(37,226)	2	h	2,964,433
Realized loss on buyout of financial derivative instruments		(199,059)	199,059
Realized loss on financial derivative instruments		(50,865)	50,865
Unrealized gain offsetting buyout of financial derivative instruments		177,723	(177,723)
Unrealized loss on financial derivative instruments		(52,599)	52,599
Gross revenues	1,255,102	1,621,757	124,800	(37,226)			2,964,433
Operations	160,147		36,946				197,093
Product purchases	735,223		1,397,901	(37,226)	2	h	2,095,898
Cost of goods sold		1,397,901	(1,397,901)
Production, operating and maintenance		18,504	(18,504)
Transportation		18,442	(18,442)
Depreciation and accretion		45,718	(45,718)
General and administrative	44,086	36,671					80,757
Depreciation and amortization	66,891		44,302	109,098	2	g	220,291
Accretion on asset retirement obligations	7,068		1,416				8,484
Other expense (income)	(189)	(3,826)	124,800				120,785
Strategic review and restructuring		13,782					13,782
	1,013,226	1,527,192	124,800	71,872			2,737,090
Earnings before interest, equity accounted investees and taxes	241,876	94,565		(109,098)			227,343
Interest on long-term debt	56,052	7,302					63,354
Interest on convertible debentures	4,116	22,421					26,537
	60,168	29,723					89,891
Earnings before income tax and equity accounted investees	181,708	64,842		(109,098)			137,452
Current income tax expense (reduction)	(3,934)	(6,956)					(10,890)
Deferred income tax expense (reduction)	(1,058)	(31,694)		(27,274)	2	i	(60,026)
Earnings from continuing operations	186,700	103,492		(81,824)			208,368
Net loss from discontinued operations		(438,587)					(438,587)
Net earnings (loss) for the year	186,700	(335,095)		(81,824)			(230,219)

Earnings (loss) per share
Basic earnings (loss) per share (dollars)	1.14	(1.26)					(0.82)
Diluted earnings (loss) per share (dollars)	1.14	(1.18)					(0.82)
Earnings per share from continuing operations
Basic earnings per share (dollars)	1.14	0.39					0.75
Diluted earnings per share (dollars)	1.14	0.37					0.74

See accompanying notes to the pro forma financial statements

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PEMBINA PIPELINE CORPORATION

NOTES TO THE UNAUDITED PRO FORMA FINANCIAL STATEMENTS

As at and for the nine months ending September 30, 2011 and for the year ended December 31, 2010

($ thousands except per share amounts or otherwise stated)

1. BASIS OF PREPARATION

The accompanying unaudited pro forma consolidated statement of financial position as at September 30, 2011 and the unaudited pro forma consolidated statement of comprehensive income for the nine months ending September 30, 2011 and for the year ended December 31, 2010 of Pembina Pipeline Corporation (“Pembina”) have been prepared by management and reflect the assumed transaction and assumptions as described in Note 2 and should be read in conjunction with Pembina’s unaudited consolidated interim financial statements as at September 30, 2011 and the audited consolidated financial statements as at December 31, 2010 and Provident Energy Ltd.’s (“Provident”) unaudited consolidated interim financial statements as at September 30, 2011 and the audited financial statements as at December 31, 2010.

The unaudited pro forma financial statements may not be indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results which may be obtained in the future. In preparing the financial statements, no adjustments have been made to reflect the operational and administrative benefits that could result from the Arrangement.

The pro forma statement of comprehensive income for the year ending December 31, 2010 has been prepared by management in accordance with previous Canadian Generally Accepted Accounting Principles (GAAP). Canadian GAAP has been revised, effective for Pembina's reporting, January 1, 2010 to converge with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. The pro forma financial statements as at September 30, 2011 have been prepared by management in accordance with IFRS.

It is the opinion of management that these unaudited pro forma financial statements include all of the necessary adjustments for a fair presentation of the combined entity.

2. PRO FORMA ADJUSTMENTS AND ASSUMPTIONS

On January 16, 2012 Pembina and Provident announced that they entered into an agreement (the "Arrangement") under which Pembina proposes to acquire all of the issued and outstanding common shares of Provident. The closing share price of Pembina’s shares was $26.70 at January 16, 2012. Provident had 274.2 million shares outstanding as of January 16, 2012. At the exchange ratio of 0.425 Pembina shares for each Provident share outstanding, 116.5 million Pembina shares would be issued for a purchase price of $3,111.5 million.

The unaudited pro forma statement of financial position as at September 30, 2011 gives effect to the following assumptions and adjustments as if they occurred on September 30, 2011. The following summarizes the estimated fair value of the assets acquired and liabilities assumed as at the date of the acquisition:

(a)	The purchase price allocation relating to the Arrangement is as follows:

Fair value of net assets acquired	($ millions)
Current assets	387.7
Property, plant and equipment	2,900.0
Intangibles	750.0
Goodwill	711.0
Current liabilities	(290.8)
Loans and borrowings	(206.5)
Convertible debentures	(314.7)
Deferred tax liability	(664.8)
Provisions	(89.4)
Other liabilities	(71.0)
3,111.5
Consideration:
Pembina’s common shares	3,111.5
(b)	The Arrangement will result in an increase of $664.8 million to the total deferred tax liability of Pembina.
(c)	The estimated costs of the transaction are expected to aggregate $50 million and have not been included due to the non-recurring nature of the costs.
(d)	The above purchase price allocation has been determined from information that is available to the management of Pembina at this time. Amendments will be made to these amounts as values subject to estimates are finalized and when the Arrangement closes.

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The unaudited pro forma statement of comprehensive income for the nine months ended September 30, 2011, gives effect to the following assumptions and adjustments as if they occurred on January 1, 2011:

(e)	Cost of sales have been adjusted for the increased depreciation and amortization recognized as a result of the Arrangement mentioned in note 2 (a). The deferred income tax provision has been adjusted to reflect the adjustment.
(f)	Intercompany sales and purchases have been eliminated.

The unaudited pro forma statement of comprehensive income for the year ended December 31, 2010, gives effect to the following assumptions and adjustments as if they occurred on January 1, 2010:

(g)	Depreciation and amortization has been adjusted as a result of the Arrangement mentioned in note 2 (a).
(h)	Intercompany sales and purchases have been eliminated.
(i)	The deferred income tax provision has been adjusted to reflect the adjustment.

Certain figures have been reclassified from Provident’s statement of financial position and statement of comprehensive income to conform with Pembina’s format.

3. PRO FORMA INCOME AND LOSS PER SHARE

The pro forma basic and diluted earnings per share amounts have been calculated using the weighted average number of Pembina shares estimated to have been outstanding as if the Arrangement had occurred on January 1, 2010. At September 30, 2011 and December 31, 2010 the effect of the conversion of convertible debentures was excluded from the diluted earnings per share calculation as the impact was anti-dilutive.

(thousands of shares)	Nine months ended September 30, 2011	Year ended December 31, 2010
Weighted average shares outstanding:
Before acquisition	167,315	163,223
Shares issued on Provident acquisition	116,536	116,536
Weighted average shares outstanding	283,851	279,759
Weighted average shares outstanding, diluted
Dilutive effect of Pembina options [1]	649	579
Weighted average shares outstanding, diluted	284,500	280,337

1 The calculation includes the assumption that the Pembina dividend has been increased to 13.5 cents per share per month for purposes of the diluted earnings per share.

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Shareholders of:	Shareholders of:

If you have any questions about the information contained in this document or require assistance in completing your proxy form, please contact our proxy solicitation agent at:	If you have any questions about the information contained in this document or require assistance in completing your proxy form, please contact our proxy solicitation agent at:

North American Toll Free Number: 1-866-656-4123 Email: askus@georgeson.com	North American Toll Free Number: 1-888-605-8413 Email: askus@georgeson.com